Form 20-F
period 2003-03-31
KLM ROYAL DUTCH AIRLINES
filed 2003-06-19
CIK 56316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 1-4059

Koninklijke Luchtvaart Maatschappij N.V.
(Exact name of Registrant as specified in its charter)

KLM Royal Dutch Airlines
(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

55 Amsterdamseweg, Amstelveen, The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered

Common shares, par value 2 euro	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

46,809,699 8,812,500 7,050,000 1,275	Common shares Cumulative preference shares A outstanding Cumulative preference shares C Priority shares*

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

* Priority shares: 1,312 shares issued of which 37 shares and 2 scripts are held by KLM

KLM ROYAL DUTCH AIRLINES

Annual Report on Form 20-F
to the Securities and Exchange Commission
for the year ended March 31, 2003

WARNING ABOUT FORWARD-LOOKING STATEMENTS

This Form 20-F contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about KLM and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management’s beliefs, and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including

•	the airline pricing environment;

•	competitive actions taken by other airlines;

•	general economic conditions;

•	changes in foreign exchange rates and jet fuel prices;

•	governmental and regulatory actions and political conditions;

•	developments affecting labor relations or our airline partners;

•	the outcome of any material litigation;

•	the future level of air travel demand;

•	our future load factors and yields; and

•	the many effects on KLM and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs for security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel.

Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents we file with or furnish to the U.S. Securities and Exchange Commission, could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of us. We caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in our Securities and Exchange Commission filings, including this annual report on Form 20-F. For further discussion of these and other factors, see “Item 3-Key Information-Risk Factors”, “Item 4-Information on the Company”, “Item 5-Operating and Financial Review and Prospects” and “Item 11-Quantitative and Qualitative Disclosures about Market Risk”. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PRESENTATION OF INFORMATION AND EXCHANGE RATES

Unless otherwise specified or the context requires otherwise, “us”, “we”, “our” and the “Company” refer to KLM and all its group companies.

References to “dollars”, “U.S. dollars” and “$” are to United States dollars, references to “euro” and “EUR” are to the currency introduced at the start of the second stage of the Economic and Monetary Union (EMU) pursuant to the Treaty establishing the European Economic Community as amended by the treaty on the European Union. The conversion rates between the euro and the participating member states’ national currencies were irrevocably fixed on December 30, 1998. Our consolidated financial statements are reported in euro (EUR). Previously presented statements denominated in Dutch guilders (NLG) have been translated into euro using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371).

U.S. dollar amounts presented are unaudited and have been translated solely for your convenience at and for the year ended March 31, 2003, from euro into U.S. dollars at an exchange rate of $1.09 per EUR 1.00, the noon buying rate published by Bloomberg. For information regarding the rate of exchange between euro and U.S. dollars, see “Item 3-Key Information-Exchange Rates”. We do not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

PART I:

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.     Selected financial data

The selected consolidated financial data presented below for each of the years ended March 31, 2003, March 31, 2002, and March 31, 2001 has been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data for each of the years ended March 31, 2000, and March 31, 1999 has been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in The Netherlands (Netherlands GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). Note 28 to our consolidated Financial Statements provides a description of the applicable principal differences between Netherlands GAAP and U.S. GAAP and a reconciliation of net income and shareholders’ equity to US GAAP.

Unless otherwise indicated, all amounts in this report are expressed in millions of euro.

Selected financial data presented in accordance with Netherlands GAAP

	Fiscal year ended March 31,

	2003	2002(1)	2001	2000	1999

Net assets	5,975	6,851	6,533	6,404	6,300
Total assets	8,165	8,943	8,590	8,647	8,299
Long-term debt	3,971	4,417	3,686	3,712	3,503
Capital stock	125	125	125	125	187
Operating revenues	6,485	6,532	6,960	6,296	6,047
Operating income (loss)	(133)	(94)	277	95	193
After tax income (loss) before extraordinary items	(186)	(156)	77	3	207
Net income (loss)	(416)	(156)	77	337	207
Net income (loss) per common share before extraordinary items:
Basic(2)	(4.17)	(3.37)	1.61	0.04	4.02
Diluted	(4.17)	(3.37)	1.61	0.04	4.02
Net income (loss) per common share
Basic(2)	(9.26)	(3.37)	1.61	7.17	4.02
Diluted	(9.26)	(3.37)	1.61	7.17	4.02

(1)	Prior year figures have been adjusted for the presentation of the deferred tax position (credit balance of EUR 100 million as of March 31, 2002 presented under Provisions has been transferred to Financial fixed assets)

(2)	After taking the rights of holders of A-cumulative preference shares and C-cumulative preference shares into account (see Item 10-Memorandum and Articles of Association)

Selected financial data presented in accordance with Netherlands GAAP

	Fiscal year ended March 31,

	2003		2002	2001	2000	1999

Dividend declared per common share	0.10		0.20	0.60	—	0.68
Dividend declared per common share (in U.S. dollars)	0.11	(1)	0.22	0.66	—	0.74
Average number of common shares outstanding (in thousands of shares)(2)	45,070		46,810	46,810	46,810	50,971

(1)	Estimated, not yet known on date of filing

(2)	“Outstanding” excludes shares held by the company

Selected financial data presented in accordance with U.S. GAAP

	Fiscal year ended March 31,

	2003	2002(1)		2001		2000	1999

Net assets	8,148	8,361		8,304		7,840	7,679
Total assets	10,331	10,453		10,934		10,641	10,087
Long-term debt	4,288	4,799		4,314		4,199	3,998
Capital stock	125	125		125		125	187
Operating revenues	6,485	6,532		6,960		6,296	6,047
Operating income (loss)	(163)	41		397		375	422
After tax income (loss) before extraordinary items	(267)	(2)		154		103	354
Net income (loss)	(267)	(2	)(5)	154	(5)	510	354
Net income (loss) per common share:
Basic	(5.97)	(0.08)		3.26		10.88	6.90
Diluted(2)	(5.97)	(0.08)		3.26		10.88	6.90
Dividend declared per share	0.10	0.20		0.60		—	0.68
Dividend declared per share (in U.S. dollars)	0.11 (3)	0.22		0.66		—	0.74
Average number of common shares outstanding (in thousands of shares)(4):
Basic	45,070	46,810		46,810		46,810	50,971
Diluted	45,070	46,810		46,810		46,810	50,971

(1)	Prior year figures have been adjusted for the presentation of the deferred tax position

(2)	After taking the rights of holders of A-cumulative preference shares and C-cumulative preference shares into account (see Item 10 Memorandum and Articles of Association)

(3)	Estimated, not yet known on date of filing

(4)	“Outstanding” excludes shares held by the company

(5)	As explained in note 28 to our audited consolidated financial statements, we adopted SFAS 142 on April 1, 2002. Under FASB 142 goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If such amortizations were excluded from results for prior periods, net income (loss) and earnings per share would be increased by EUR 3 million (EUR 0.06 per share) for each of the years ended on March 31, 2002, and March 31, 2001

Dividends

For the 1998/1999 fiscal year, a dividend of EUR 0.68 per common share was paid on each common share, either wholly in cash or in wholly in common shares. The value of the dividends paid in shares was 2.7% lower than the cash dividend. For the 1999/2000 fiscal year, no dividend was paid. For the 2000/2001 fiscal year a dividend of EUR 0.60 per common share was paid in cash. For the 2001/2002 fiscal year a dividend of EUR 0.20 per common share was paid in cash.

For the 2002/2003 fiscal year, a dividend of EUR 0.10 will be charged out of our reserves and distributed in respect of each common share fully in cash.

Exchange rates

The following tables set forth the noon buying rates published by Bloomberg for the Dutch guilder, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to December 31, 1998, we have restated the applicable noon buying rate for the Dutch guilder into euro at the official fixed conversion rate of NLG 2.20371 per EUR 1.00. This restatement matches the restatement into euro of our consolidated financial statements, which for all periods prior to January 1, 1999, were prepared in Dutch guilders and the Dutch guilder amounts were restated into euro amounts.

Fiscal year ended March 31,	High	Low	Period end	Average rate(1)

	(U.S. dollars per euro)
1999	1.2147	1.0549	1.0808	1.1226
2000	1.0887	0.9524	0.9574	1.0238
2001	0.9650	0.8271	0.8773	0.9079
2002	0.9277	0.8364	0.8717	0.8847
2003	1.1054	0.875	1.0915	0.9939

Source: Bloomberg

(1)	Average of the noon buying rates on the last day of each month during the year

	Highest	Lowest
Month	rate	rate

	(U.S. dollars per euro)
December 2002	1.0492	0.9968
January 2003	1.0853	1.0362
February 2003	1.0884	1.0688
March 2003	1.1054	1.0524
April 2003	1.1184	1.0695
May 2003	1.1909	1.1233

Source: Bloomberg

On June 12, 2003, the noon buying rate was $1.00 = EUR 1.1745.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Key risks to our company and the airline industry as a whole are outlined below. The risks we face are not limited to the risks listed here. Some risks are not yet known to us and some of the risks that we currently do not believe to be material to our operations could prove to be material at a later date. All of these risks can materially affect our business, revenues, operating income, net income, net assets, liquidity, and capital resources.

Risk factors relating to the airline industry

The effects of September 11, 2001 terrorist attacks and the threat of future terrorist attacks may increase the cost of our operations and reduce demand for our services, thereby harming the results of our operations.

The terrorist attacks of September 11, 2001 adversely affected the airline industry generally as well as our financial condition, the results of our operations and our future financial prospects specifically by increasing operational costs and reducing demand. These effects continue to persist to a degree and were further intensified by the period of military build-up and the conduct of war in Iraq. Moreover, additional terrorist attacks, even if not made directly on the airline industry, or the fear of such attacks, could further negatively impact the airline industry by escalating costs and depressing demand. After the September 11, 2001 terrorist attacks, we immediately experienced the following adverse effects: the necessary cost of significantly increased security measures, increased insurance and other costs, decreased load factors and reduced yields. Additionally, war-risk coverage or other insurance coverages responsive to the terrorist threat might cease to be made available to us on favorable terms, if at all. In the uncertain future, these coverages might be available only at significantly increased premiums or only for significantly reduced amounts. This would further inflate costs that cannot effectively be passed on to our customers during sustained periods of reduced demand and adversely impact our operations.

Deteriorating economic conditions and changes in consumer behavior may reduce demand for our services and decrease our earnings.

The demand for the leisure and business air transportation services we provide may decline in response to worsening regional, national or international economic conditions. Economic downturns, or changes in consumer preferences, perceptions or spending patterns, could negatively affect our ability to sustain our traffic volumes and yields.

Intense competition in the airline industry and future competitive price discounting may reduce our revenues.

The airline industry in which we compete is highly competitive and susceptible to price discounting, which may depress our future income. Competing carriers use discount fares to stimulate their traffic during periods of slack demand to generate cash flow and to increase their market share. Some of our competitors have substantially lower cost structures than we have. Furthermore, some of our competitors receive direct or indirect government subsidies, which we do not receive.

Changes in foreign exchange rates, interest rates, and fuel prices may increase our operational costs and reduce our revenues.

We are susceptible to market risks beyond our control, e.g. movements in interest rates, fuel prices and foreign exchange rates, which could materially affect our operating results. Fuel costs rose to historically high levels during the 2002/2003 financial year and threaten to continue climbing higher. The ongoing conflicts in the Middle East, political turmoil in Venezuela and other major uncertainties concerning the availability and price of oil amplify this risk. We also have operating revenues, operating expenses and assets and liabilities denominated in various foreign currencies. Fluctuations in those currencies can materially affect our operating revenues, the values of our assets and our costs.

Legislative or regulatory changes may impose greater costs on us and reduce our operating efficiency.

Our operations are subject to the risk of changes in legislation, taxation, charges and regulation and environmental regulation which could negatively affect our result of operations by imposing additional compliance costs. Additional laws, regulations, taxes on airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations. We are subject to a number of different environmental laws and regulations. We incur costs with each measure we take to comply with regulations regarding the prevention, control, abatement or elimination of regulated releases into the environment, as well as for our efforts toward the disposal and handling of regulated wastes at our operating facilities.

Fluctuations in seasonal demand may reduce our revenue.

Our operations are affected by seasonal changes in demand. Due to greater demand for air travel during the summer months, our revenue in the second and third quarters of the year is generally stronger than our revenue in the first and fourth quarters due to increased leisure travel during the spring and summer months.

Consolidation or new alliances in the airline industry may reduce our relative competitiveness and degrade our strategic position.

The airline industry has undergone substantial consolidation over the last decade. This global trend may continue in the future. Continued consolidation may increase the competitive pressures on us, reduce revenues and threaten our strategic position. The impact of any future consolidation within the U.S. or European sectors of the airline industry cannot be predicted at this time, but could adversely affect our financial results and condition.

Changes in the political landscape may result in KLM being subject to air transportation treaties with less favorable terms.

The European Court of Justice’s ruling of November 5, 2002 seems to have changed the Member States’ position on negotiating aviation treaties with non-Member States. As of June 5, 2003 the European Transport Council decided to authorize the European Commission to open negotiations with the United States in the field of air transport. Furthermore, it was decided to authorize the European Commission to open negotiations with non-Member States on the replacement of certain provisions in existing bilateral agreements with a Community agreement. Future aviation treaties might be less favorable to us and thus weaken our competitiveness.

The outbreak of medical epidemics may reduce passenger traffic.

The outbreak of the SARS virus in 2003 had an adverse impact on our Asian operations. While it is not clear what the long-term effects of this new disease will be on passenger traffic, the recent developments, including international travel warnings and restrictions, clearly show the vulnerability of the airline industry to the outbreak of medical epidemics.

Risk factors relating to KLM

High labor costs may place us at a competitive disadvantage to other airlines.

Labor costs comprised 29% of our total operating expenses in the 2002/2003 financial year. Wage rates have a significant impact on our operating results. Our profitability could suffer if we are not able to conclude future collective labor agreements on satisfactory terms with our employees. Most of our major competitors are seeking to reduce their labor costs by renegotiating their labor agreements in their favor.

Labor disruptions could result in reduced revenues and increased costs.

Strikes, work stoppages and slowdowns could negatively affect our results and disrupt our operations. Actions by large unions or even relatively small, but influential, groups of our employees could seriously disrupt our operations. Additionally, actions leading to labor disruptions of our operations may occur for reasons unrelated to our collective labor agreements with any particular union or group of employees. If we are not able to renew our collective labor agreement, or any other key agreements, with our employees in a satisfactory way, or if a strike, work stoppage or work slowdown occurs for whatever reason, our revenues and operating results could be adversely affected.

Our realization of benefits from our alliances with other airlines is uncertain and the actual results of these alliances may be lower than our expectations.

Our ability to successfully achieve the anticipated benefits of our alliances with other airlines is subject to many risks, including those risks associated with any disapproval or delay of our allied plans by regulatory authorities or any adverse regulatory developments, competitive pressures, customer reactions or modifications to any contracts relevant to our alliances (either on our part or on the part of our allied partners). We are currently a party to several important alliances with other airlines, including our joint venture with Northwest Airlines. We are also considering entering into additional alliances. Our ability to grow our route network by entering into alliances also depends upon the availability of suitable alliance partner candidates and our abilities as well as those of our alliance partners to meet business objectives and to perform each obligation under the alliance agreements.

Unfavorable outcomes of lawsuits may weaken our liquidity position.

We and our consolidated holdings are involved in various legal actions. Unfavorable outcomes of these actions could further weaken our results and liquidity position.

See “Item 8-Litigation”.

Our highly leveraged status may affect our ability to satisfy financing needs or meet our obligations.

We carry a high proportion of debt compared to equity, as well as significant operating leases and facility rental costs. Though we have sufficient cash resources, this may not be the case in the future.

ITEM 4. INFORMATION ON THE COMPANY

A.     History and development of the company

Koninklijke Luchtvaart Maatschappij N.V., commonly known by is trade name, KLM, is a public limited liability stock corporation organized in 1919 under the laws of The Netherlands. Our registered office is at Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands. We may be contacted via telephone at +31 20 649 9123. We have operated continuously as a corporate entity longer than any other scheduled airline. Since 1929 the State of The Netherlands (the State) has owned a substantial interest in our issued share capital (as of March 31, 2003 approximately 14%). However, we have been managed and operated as a private business enterprise at all times since our organization.

We are an international airline operating worldwide. Our home base is Amsterdam Airport Schiphol, one of the most modern major airports in the world. KLM forms the core of the KLM Group, other members being KLM cityhopper, and Transavia. Through its strong alliance with Northwest Airlines and close cooperation with European and intercontinental network and route partners, the KLM Group offers passengers and airfreight shippers more than 125,000 city-pair connections throughout the world via one or more air transport hubs.

B.     Business overview

We have four core activities: passenger transport, cargo transport, engineering and maintenance and the operation of charters and low-cost/low-fare scheduled flights. These activities are performed by our Passenger, Cargo, Engineering & Maintenance businesses and Transavia respectively. We and our partners serve more than 350 cities, in 73 countries on six continents.

In fiscal year 2002/2003, we carried more than 23.4 million passengers and 489,000 tons of cargo and provided engineering and maintenance services to more than 20 airlines. Measured by international revenue ton-kilometers, KLM ranks fifth among the 270-plus members of the International Air Transport Association (IATA). We operate a modern fleet of 219 aircraft, many configured for combined passenger/cargo flights. The number of our employees as of March 31, 2003 was 37,487, of whom 31,638 were employed in The Netherlands and 5,849 abroad.

We are a key player in a global alliance that commands an important position in the world’s three major trading areas: America, Europe and Asia. Our goal is to be the first choice passenger and cargo airline and provider of maintenance services, while consistently enhancing our shareholder value, providing a stimulating and dynamic working environment for our staff, and participating in mutually beneficial relationships with our partners.

We are aware of our influence on the people, society and the environment and seek to balance our interests with those of the broader society. The high profile of the aviation industry, the involvement of a large number of stakeholders and the political implications of local and global issues make it essential to strike the right balance. To KLM, sustainability is a pre-condition for it to realize our business objectives. The controlled expansion of the Amsterdam Airport Schiphol is part of this objective.

Select operating statistics

	Fiscal year ended March 31,

	2003	2002(1)	2001

Capacity
* Available ton-kilometers (ATK)	12,952	12,859	12,978
* Available seat-kilometers (ASK)	74,825	74,051	75,222
* Available freight ton-kilometers (AFTK)	5,852	5,817	5,783
* Kilometers flown	349	370	370
Hours flown (in thousands)	454	455	471

Traffic
* Revenue passengers and baggage (ton-kilometers)	5,935	5,840	6,037
* Revenue cargo (ton-kilometers)	4,197	4,050	4,146

* Total revenue ton-kilometers (RTK)	10,132	9,890	10,183

Load factor (%)	78.2	76.9	78.5
Break-even load factor (%)(2)	80.2	77.7	73.8
* Passenger kilometers	59,417	58,447	60,047
Passenger load factor (%)(3)	79.4	78.9	79.8
Cargo load factor (%)	71.7	69.6	71.7

* Weight of cargo carried (in kilograms)	489	490	502
Average distance flown per passenger (in kilometers)	3,057	3,567	3,728

Yield and Expenses (in cents)
Yield per revenue passenger ton-kilometer(4)	7.1	7.3	7.1
Yield per revenue cargo ton-kilometer	24.2	25.0	26.0
Yield per RTK	51.5	53.4	52.2
Operating expenses per ATK	41.3	41.5	38.6

*	In millions

(1)	As of April 1, 2002, traffic and capacity figures comprise KLM, KLM cityhopper bv and KLM cityhopper uk Ltd. Prior-year figures have been restated for comparative purposes. In the prior years the figures of KLM cityhopper uk (former KLM uk feeder operation) were not included in the statistics. As of April 1, 2002, KLM cityhopper uk solely acts as a capacity provider for the KLM operation

(2)	Break-even load factor: The load factor percentage at which operating revenues equal operating expenses

(3)	Passenger load factor: Revenue passenger-kilometers expressed as a percentage of available seat-kilometers

(4)	Yield per revenue passenger ton-kilometer: Total passenger traffic revenue divided by total passenger ton-kilometers

Operating revenues by category of activity

	Fiscal year ended March 31,

	2003	2002	2001

	(in millions of euro)
Traffic revenue
Passengers	4,210	4,267	4,527
Cargo	1,017	1,016	1,109
Charter / Low-cost	553	543	490

Total traffic revenue	5,780	5,826	6,126

Other revenue:
Maintenance and other technical work	280	273	273
Cargo and mail handling	40	39	131
Tax-free sales	115	107	104
Aircraft handling	105	92	93
Miscellaneous	165	195	233

Total other revenue	705	706	834

Total operating revenues	6,485	6,532	6,960

Other revenue represents revenue from our ancillary activities (see Information on the Company — Ancillary Activities). These activities generally employ many of the same facilities employed by us in our airline operations and, accordingly, any allocation of expenses between airline and ancillary activities is arbitrary. However, our ancillary activities contribute positively to our overall results.

Geographical data

We conduct worldwide operations. We break down our traffic revenues and yield by geographic market in the following tables:

	Fiscal year ended March 31,

	2003	2002	2001

	(in millions of ton-kilometers)
Traffic(1)
Europe	1,034	939	821
North Atlantic	2,582	2,649	2,997
Asia Pacific	3,366	3,240	3,505
Central and South Atlantic	1,271	1,301	1,163
Middle East/South Asia	760	799	800
Africa	1,119	962	897

Total	10,132	9,890	10,183

(1)	As of April 1, 2002, traffic and capacity figures comprise KLM, KLM cityhopper bv and KLM cityhopper uk Ltd. Prior-year figures have been restated for comparative purposes. In the prior years the figures of KLM cityhopper uk (former KLM uk feeder operation) were not included in the statistics. As of April 1, 2002, KLM cityhopper uk solely acts as a capacity provider for the KLM operation

	Fiscal year ended March 31,

	2003	2002	2001

	(in millions of euro)
Traffic revenue
Europe (including domestic lines)	1,505	1,176	1,260
North Atlantic	1,032	1,118	1,338
Asia Pacific	1,200	1,317	1,350
Central and South Atlantic	535	572	508
Middle East / South Asia	413	335	448
Africa	542	494	442

Total scheduled services	5,227	5,012	5,346
Subsidiaries’ revenue	553	814	780

Total	5,780	5,826	6,126

	(in euro cents)
Yield per RTK
Europe (including domestic lines)	146	125	153
North Atlantic	40	42	45
Asia Pacific	36	41	39
Central and South Atlantic	42	44	44
Middle East / South Asia	54	43	56
Africa	48	51	49
Total	52	51	52

Seasonality

Our operations are affected by the seasonality associated with the airline industry. Due to a greater demand for air travel during the summer months, revenue in the first and second quarters of our fiscal year is generally greater than the revenue in the third and fourth quarters of the fiscal year. The results of our operations generally reflect this seasonality, but these results are also affected by numerous other factors that are not necessarily seasonal, such as fare levels, fuel prices, weather, air traffic control delays, foreign currency exchange rates and general economic conditions.

Marketing and sales

On March 31, 2003 KLM maintained over 134 passenger sale offices worldwide staffed by KLM personnel. In the USA, Canada and Mexico, we are represented by our partner Northwest Airlines. In addition, we have appointed 123 general sales agents, mainly in countries where we do not offer air transport services. Through its participation in the International Air Transport Association, an association which includes most other major international air carriers, our tickets are sold by approximately 46,000 sales agents. Travel agent commissions vary depending on the country and/or market segment and range from 0% to 9% or are set by the IATA Traffic Conferences based on the type of transportation sold by the sale agents and the countries of sale destination. Certain agents have contracts with us, which provide for incentive commission. During the 2002/2003 fiscal year, sales agents accounted for approximately 93% of our total gross air transportation sales.

Franchises and landing rights

Our authorization to operate our routes and to serve destinations inside and outside The Netherlands is subject, among other things, to obtaining and retaining the requisite permits and authorizations from the appropriate Dutch and foreign governmental authorities as well as to the possession of required local operating concessions, franchises and permits relating, to operating rights, the use of airports and facilities and the utilization of radio and meteorological services.

The various necessary concessions, franchises and permits that we hold differ widely as to the rights granted, the obligations or restrictions imposed, their terms and conditions, the duration of their effect and other miscellaneous details. In the majority of cases, our rights stem from bilateral air services agreements entered into between the State of The Netherlands and another country, in which the Dutch government has designated KLM as the air carrier officially authorized to operate the routes and enjoy the rights accorded to the State of The Netherlands under these bilateral agreements. The Dutch government has traditionally followed a civil aviation policy favorable to competition. In conformity with international practice, the great majority of the bilateral air services agreements concluded by The Netherlands can be terminated after one year’s notice given by either contracting governments. Some rights are of a unilateral nature, terminable at will by the government that granted them. In practice, termination is normally preceded by consultations.

On some of our routes or route segments, governmental limitations are imposed on the number of services, the number of passengers, the amount of cargo and other matters relating to traffic. Our activities and the possibilities for our growth are limited by these restrictions. We continually strive to maintain and improve our traffic and operating rights.

Cooperation with Northwest Airlines

We operate our transatlantic routes between The Netherlands and the United States under a far-reaching alliance with Northwest Airlines (Northwest), which offers our customers seamless travel options between North America and Europe, Africa, The Middle East and India. The KLM-Northwest alliance was originally established in 1989 when we made a major equity investment in NWA Corp., the parent company of Northwest. In September 1992, the United States and The Netherlands agreed to expand their bilateral Air Transport Agreement to create an “open skies” environment. This agreement authorizes the carriers of both countries to provide air transportation between any U.S.-Netherlands city pair and to operate connecting services to any third country that has granted the reciprocal right to do so. We no longer possess an equity investment in NWA Corp.

Based primarily on the open-entry market created by this expansion, KLM and Northwest petitioned the U.S. Department of Transportation (DOT) for immunity from the United States antitrust laws for the KLM-Northwest Commercial Co-operation and Integration Agreement and were granted that immunity by the DOT in January 1993. The antitrust immunity allows KLM and Northwest to act jointly in most commercial operations, including cost and revenue sharing, pricing, yield management, scheduling, product integration, marketing, market allocation, advertising, purchasing and cost reduction activities.

KLM and Northwest expanded their alliance in September 1997 by entering into an Enhanced Alliance Implementation Agreement providing for a minimum term of 13 years. Under this enhanced alliance agreement, the two airlines expanded their areas of cooperation to include services between the United States, Canada and Mexico, on the one hand, and Europe, Africa, the Middle East and India, on the other hand. In addition, the two companies increased the level of co-operation between their respective cargo divisions. KLM and Northwest continue to explore the potential for extending their alliance to include additional partners and to further develop strategies for joint marketing and product development.

Code sharing arrangements, through which airlines sell under their own code or “prefix” seats on another carrier’s services, have been introduced on all routes between Amsterdam and Northwest’s hubs as well as to destinations in the United States, Europe, Africa and Asia served by the alliance.

In 2002, KLM and Northwest synchronized their respective frequent flyer programs to create increased opportunities to earn frequent flyer miles and to offer additional world-wide destinations as travel awards.

Through the co-ordination of route schedules and aircraft deployment, KLM and Northwest have the ability to improve their utilization of assets such as aircraft and gates. KLM and Northwest have also combined certain sales and distribution channels to improve the products offered at reduced costs to their corporate customers and travel agents and to market a common World Business Class product.

The alliance between KLM and Northwest Airlines is described in more detail in Item 5 “Operating and Financial Review and Prospects”.

Cooperation with Continental Airlines

In October 2001, KLM and Continental Airlines announced a limited and, for the time being, temporary commercial co-operation. In the first instance, code sharing was introduced on connecting flights between Newark International Airport in the United States and other domestic destinations in the United States and on connecting flights between Amsterdam Airport Schiphol and other European destinations. KLM and Continental also concluded a fully reciprocal Frequent Flyer Agreement. The agreement was reached in close consultation with Northwest Airlines. Subsequently, as of May 2002, a code share agreement between KLM and Continental was renewed for a further period of one year covering selected connecting flights between Newark and Houston and other domestic destinations in the United States and on selected connecting flights between Amsterdam Airport Schiphol and other destinations in Europe, Africa, and the Middle East. As of June 10, 2003 , this contract was further expanded in scope and extended so as to make it co-terminous with the KL/NWA Enhanced Alliance Implementation Agreement as referenced to above.

Cooperation with other airlines

“Interline Agreements” enable passengers and shippers to arrange with us to pay for transportation to any point in the world in one transaction under a single contract. More intensive cooperation exists between KLM and a select number of carriers in either the commercial field (such as code sharing arrangements and the carriage of feeder traffic for each other’s services) or the operational field (such as pooling of spare parts or equipment, joint handling of passengers or cargo, etc.).

These agreements, which are intended to reduce the participating airlines’ cost of operation and to offer better service to the public, are of course subject to applicable rules and regulations including the competition and anti-trust rules of the United States, the EU and other countries as the case may be.

The alliances between KLM and other airlines are described in more detail in Item 5 “Operating and Financial Review and prospects”.

Fuel supplies

We purchase most of our fuel pursuant to local fuel supply contracts, which generally have terms varying from one to two years. The prices of fuel set forth in these contracts fluctuate with market indicators and are subject to periodic adjustment. We cannot predict the extent to which fuel prices may fluctuate or fuel shortages may occur in the future. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Fuel Prices”.

Insurance

We procure insurance to cover our operational risks. Following the events of September 11, 2001, European governments temporarily assumed responsibility for underwriting risks that could no longer be properly insured in the market. As of November 1, 2002, we replaced all of our insurance in the market at competitive rates.

Competition and traffic restrictions

In most areas we service, we are subject to intense direct and indirect competition by other air carriers operating scheduled or chartered services. Our future operations may be affected by expanded services offered by competing air carriers, some of which receive direct or indirect government subsidies, by the entry of new air carriers into the market, by restricted low fares offered by carriers that are protected by their governments’ policies, by the imposition of traffic restrictions, by the limitation of our operating rights in foreign countries, by other applicable governmental or regulatory action or by changes in the international political or economic situation.

We are currently the major scheduled airline providing service between the United States and The Netherlands. Under the bilateral Air Transport Agreement between The Netherlands and the United States, American and Dutch scheduled and charter carriers may operate services between the United States and The Netherlands without restrictions as to frequency and capacity. The North Atlantic route sector, comprising routes between The Netherlands and each of Canada, the United States and Mexico, accounted for approximately 25% of our total traffic ton-kilometers in fiscal year 2002/2003.

The Dutch Government, with our support, is pursuing an air transport policy that is favorable to competition in the EU, of which The Netherlands is a member.

The EU has liberalized its internal air transport market gradually. Under the articles establishing a common transport policy and the competition rules of the Rome Treaty of 1957, the Council of Transport Ministers of the EU adopted legislation regarding intra-EU air transport, which came into force on January 1, 1988. On January 1, 1993, the third and last phase of the rules developed pursuant to this pro-competitive policy came into force. As of April 1, 1997, the free intra-EU air transport market came into effect. This market includes three non-EU countries as well: Norway, Iceland and Liechtenstein. In the past year, the European Commission finalized negotiations, pursuant to a specific mandate by the EU member states, which granted to a number of Central European countries (the three Baltic states, Poland, the Czech Republic, Slovakia, Hungary, Romania, Bulgaria and Slovenia) as well as Cyprus and Malta accession to the intra-EU market. All of these countries — with the exception of Romania and Bulgaria — will become part of the EU Aviation Area as per their date of accession to the European Union (May 1, 2004). The accession of Bulgaria and Romania is expected to occur on different, later dates. The last country to achieve full accession is expected to do so by 2008.

In general, however, air transportation rights between EU countries and other countries are presently governed by bilateral treaties. This situation will change in view of the decision by the European Court of Justice of November 5, 2002 in which the European Commission brought claims against certain EU member states (The Netherlands not being among these). In these proceedings the European Commission specifically challenged the right of individual EU member states to enter into so-called “open skies” agreements with the United States. The decision holds that while EU member states retain exclusive competence to negotiate traffic rights with third countries, the European Commission is competent in areas where the Commission’s exclusive authority had already been established (these areas include computer reservation systems, slots and intra-EU fares). The court also held that nationality clauses as they appear in present day bilateral air services agreements violate the right of free establishment for EU member states anywhere within the EU. This finding has created the obligation for the member states to replace the typical nationality clause with a new clause that is compatible with EU law. Negotiations between EU member states and the European Commission are being held to establish a procedure that will facilitate this replacement in a total of over 1000 bilateral agreements between member states and third party countries. The consequences of the court’s decision will change forever the political landscape for airlines operating from Europe.

Governmental regulations

In The Netherlands the two main legislative acts are applicable to aviation are called Wet Luchtvaart and the Luchtvaartwet. These are administered by the Ministry of Transport, Public Works and Water Management, and they define the nature and extent of the regulation of airports and of civil aircraft operating within and/or registered in The Netherlands. These acts provide the framework for safety regulation, air traffic control rules, aircraft airworthiness, pilot competency certificates, airport and air navigation standards and environmental protection measures.

In addition to the bilateral air services agreements mentioned above, our operations are also subject to treaties and international agreements, including the International Civil Aviation Convention of December 7, 1944, as amended, to which The Netherlands is a party, and to economic, safety, environmental and other regulations by the governmental authorities of many countries and organizations, including of course The Netherlands itself and the EU. The legislatures and other governmental bodies of many foreign jurisdictions have adopted or are considering various noise-reducing measures, including limitations on hours of operation applicable to jet aircraft generally or to specific types of aircraft. The extent to which these regulations will affect us is unclear, but compliance with these regulations could have an effect upon the cost of our future operations.

Rates and tariffs

Passenger tariffs on our international routes are generally established in consultation with members of the IATA Passenger Tariff Coordinating Conferences, which includes most international airlines. Where applicable, these tariffs need the expressed or implied approval of the governments concerned. Additionally, The Netherlands is a party to bilateral agreements with a number of foreign countries, most of which provide for foreign government approval of our fares, rates and charges for routes covered by those agreements. Within the EU and within the area covered by the European Civil Aviation Conference, approval by the governments concerned is automatic if fares fall within certain agreed-upon ranges.

The laws of some of the countries that we service, such as Canada and the United States of America, require us to publish and file with those countries’ aeronautical authorities our general pricing policies, tariffs showing passenger fares, freight rates and other charges.

We endeavor to base our pricing policy on market requirements as much as possible. In addition to devoting considerable attention to the demands of our most important sub-market, the business travel market, we make use of promotional fares, which substantially increase total revenues. In the freight sector, we also aim to achieve a rate structure suited to the needs of the freight industry.

We also charter aircraft to third parties for their individual use, or for purposes of group travel, at prices that we determine in accordance with government regulations.

We determine our compensation for the delivery of both Dutch and foreign mail, including United States mail, transported by our international services on the basis of rates officially established by the Universal Postal Union, a body composed of representatives of the postal systems of the various countries of the world.

Ancillary activities

We also engage in other business activities, which are ancillary to our air transport operations. We service, maintain and modify airframes, engines and spare parts operated by third parties, including other air carriers, and we manufacture a limited number of aircraft accessories. We also operate tax-free shops at Schiphol Airport and engage in on-board sales of a variety of products. We provide technical, operational and commercial handling, management, advisory, training and catering services, as well as computerized hotel and flight reservation systems, to third parties. Gross revenues from ancillary activities during the 2002/2003 fiscal year were EUR 705 million, or 11% of KLM’s operating revenues.

C.     Organizational structure

As of the date of this annual report, the KLM group consisted of KLM and the significant subsidiaries detailed below as consolidated holdings.

		Proportion of KLM
		Ownership Interest
Holding	Country of Incorporation	and Voting Power

KLM Cityhopper bv	The Netherlands	100
KLM UK Holdings Ltd	United Kingdom	100
KLM Catering Services Schiphol bv	The Netherlands	100
KLM Luchtvaartschool bv	The Netherlands	100
KLM Arbo Services bv	The Netherlands	100
KLM Equipment Services bv	The Netherlands	100
KLM Financial Services bv	The Netherlands	100
Cygnific bv	The Netherlands	100
KLM Ground Services Ltd	United Kingdom	100
Transavia Airlines bv	The Netherlands	80 (1)
Martinair Holland nv	The Netherlands	50
Polygon Insurance Company Ltd	Guernsey	31
Kenya Airways Ltd	Kenya	26
H.S.A. Beheer nv	The Netherlands	10
Opodo Ltd	United Kingdom	9
Travel Unie International	The Netherlands	9
Nederland nv

(1)	Economic ownership is 100%.

D.     Property, plants and equipment

On March 31, 2003, we owned or financially leased the following aircraft:

Aircraft

Number		Term of
of		depreciation	Average age
aircraft	Type	in years	in years

5	Boeing 747-400	18	12.3
17	Boeing 747-400 Combi	18	9.1
2	Boeing 747-300	25	22.8
5	Boeing 747-300 Combi	25	22.6
2	Boeing 747-300 Freighter	25	27.3
8	Boeing MD-11	18	8.1
1	Boeing 737-900	18	1.5
25	Boeing 737-800	18	3.2
2	Boeing 737-700	18	0.1
7	Boeing 737-400	18	11.3
7	Boeing 737-300	18	10.5
3	Boeing 757-200	15	9.7
15	Fokker 100	12	13.9
17	Fokker 70	15	7.0
10	Fokker 50	15	12.2
2	BAe 146-300	15	13.3
3	ATR 72	15	4.9
23	Training aircraft

During the 2002/2003 fiscal year we took delivery of a 747-400ERF aircraft, a 747-400 Combi aircraft, two Boeing 737-700, 4 Boeing 737-800 and six Boeing 737-300.

Two MD-11 aircraft, one Boeing 737-300 Combi aircraft, three Boeing 737-900 aircraft and seven Boeing 737-300 aircraft were sold and leased back from the owner for our operational use. Three Boeing 737-300 aircraft were retired from our operational fleet and one Boeing 757-200 was sold to the lessor.

At March 31, 2003, we had the following aircraft on order for utilization in our future passenger transport, cargo transport, charters, and scheduled flight operations:

•	Ten Boeing 777-200ER aircraft

•	Six Airbus 330-200 aircraft

•	Two Boeing 747-400ERF aircraft

•	Two Boeing 737-700 aircraft, scheduled for delivery in the period May 2003 through June 2003

•	Two Boeing 737-800 aircraft, scheduled for delivery in the period April 2004 through May 2004

The expenditures already paid on these assets amounted to EUR 604 million.

Encumbrances

The book value of tangible fixed assets for which, as of March 31, 2003, encumbrances were in effect, amounted to EUR 2,722 million (55% of the book value as per March 31, 2003). Of this amount EUR 2,538 million relates to encumbrances on fleet resulting from concluded financial lease agreements. The remaining part (EUR 184 million) relates to other tangible fixed assets whose availability is based on limited right of use, such as buildings on land held under long-term rental agreements.

Ground facilities

The Company owns its head office buildings in Amstelveen in which its corporate management and various staff bureaus and divisions are located. The Company maintains and operates complete and modern facilities at Amsterdam Airport Schiphol for the servicing, overhauling and repair of aircraft and engines and of a wide range of aircraft parts and accessories. These facilities include hangars, engine, communications and other workshops, engine test cells and warehousing facilities. In addition, we house our operations, engineering and purchasing personnel at Schiphol Airport. All such facilities are either leased or constructed on leased land. The land leases typically have a term varying from 75 to 99 years. The airport is operated by a corporation owned jointly by the State of The Netherlands, the City of Amsterdam and the City of Rotterdam.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating results

You should read the following discussion in conjunction with the consolidated financial statements included in this document. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in The Netherlands, which differ in certain significant respects from U.S. GAAP. A discussion of the principal differences between Dutch accounting policies and U.S. GAAP and a reconciliation from Dutch accounting policies to U.S. GAAP of net income and shareholders’ equity as of March 31, 2002 and 2003 and in respect of the three years ended March 31, 2003, is described in note 28 to our consolidated financial statements.

Strategic perspective

Momentous changes in the aviation market, worldwide economic weakness, geo-political instability, the emergence of the SARS virus and an unforeseen financial setback were the overriding elements in what was a turbulent year for KLM. The year was again closed with a net loss. Following the recovery that commenced at the beginning of the fiscal year, this was a disappointing result, one that was not alleviated by the fact that KLM still ranks among the strongest players in its industry.

Conditions in most of our markets changed rapidly in 2002/2003. Many businesses economized on their travel policies, while demand for leisure flights fell. Necessary price reductions exerted even more pressure on our tight margins.

By controlling both capacity and costs, KLM initially mitigated the negative consequences. But the decline in demand for transport, compounded by the new capacity of the low-cost carriers in Europe, again led to overcapacity in the industry. Far-reaching measures were announced at the end of the fiscal year designed to effect an improvement in results in both the short- and the long-term.

Our short-term efforts will concentrate on restoring the company’s earning capacity by increasing productivity and further reducing the cost base. Although the current downturn has cyclical elements, many of the changes occurring in our business environment are structural. The aviation industry will not find a fitting response to these changes unless it thoroughly reviews the concepts underlying the airlines themselves. KLM’s strength is that it remains an intercontinental network carrier with a sophisticated hub-and-spoke system that allows fast and comfortable connections between many, even relatively small, airports. As a network carrier, KLM must introduce new service concepts and cost structures that satisfy the differing priorities of business and leisure passengers. What is certain, however, is that airlines as we know them today are about to undergo fundamental change.

Focused margin management

One of the structural causes of the current situation is the cost structure of our network organization. Given the drop in yield per revenue ton-kilometer, our cost base is too high despite the rationalizations of recent years. With limited influence on short-term labor costs and virtually no influence on the cost of fuel, airports, air traffic control, flyover rights, booking systems and security and insurance, the pressure on results is intense. Further cost control is possible and necessary, but there is a point at which the network structure is in danger of being compromised and further economizing is counterproductive. Cooperation between airlines in the form of alliances or other partnerships is designed primarily to enlarge markets and not to address this problem.

There will have to be a fundamental redesign of our network organization’s cost structure. Within the Association of European Airlines (AEA), European carriers recently commissioned a study of the future and preferred structure of the European aviation industry. Its clear conclusions form a platform for improvement and perhaps the first step towards necessary new business concepts. In broad lines, KLM is continuing its strategy to strengthen its position in the near term. The driving forces behind the strategy are the four businesses: Passenger (KLM, KLM cityhopper/KLM cityhopper uk), Cargo, Engineering & Maintenance (E&M) and Charter/Low-Cost (Transavia/BASIQ AIR). Each business will concentrate on one or more specific markets in which it can achieve a sustainable profit. Their success will be determined by the development of distinctive price and cost structures, the prevention of non-profitable growth, the outsourcing of non-core activities, and we will seek participation in alliances to achieve economies of scale or enhance market profile and so gain a better position in the value chain. The central organization will need to create the right conditions for success. Key building blocks in this respect are human resources, information technology, activities relating to the infrastructure in the air and on the ground, and developments in the air political environment. The extensive fleet replacement program being implemented is also essential.

Low-cost is here to stay

Although they initially tapped new markets, low-cost carriers have turned their attention to the established carriers’ connections over the years. In reply, KLM uk set up buzz in 1999, which grew into the third largest low-cost airline in Europe with ambitious plans for expansion. But the prospect of an independent, profitable operation faded rapidly during the 2002/2003 fiscal year as a large number of new carriers entered the market and the regular airlines presented their response to them. A decision taken in the middle of the 2002/2003 fiscal year not to continue the development of buzz without a strong partner ultimately resulted in its sale of its activities to the Irish carrier Ryanair. KLM is now represented in the low-cost market through Transavia’s BASIQ AIR label.

The arrival of low-cost carriers has clearly demonstrated the difference between the network carrier and the low-cost point-to-point airline. When both are measured by the same standards, the network carrier’s higher costs cannot be denied, but they are a direct consequence of the higher service level, the hub-and-spoke model to carry passengers on complicated itineraries as comfortably and as quickly as possible and the assurance of transportation within an agreed time frame. A matter of some concern is that the general public is led to believe that a network carrier can offer extremely low prices while retaining a full service package and that a low-cost airline can maintain low prices in the longer term without making concessions on its flight operations. The high cost of fleet maintenance, insurance and security and the forthcoming compulsory minimum service guarantee must raise doubts about the latter. Low-cost companies, however, have established their own, permanent position in the aviation landscape.

Cooperation

The future of aviation is unthinkable without close cooperation between airlines. Our long-standing alliance with Northwest Airlines has shown that the benefits can be high, even in a difficult year and in the face of strong competition. There are currently three major alliances in the airline industry, and we expect that KLM will eventually become a member of one of them: OneWorld in Europe, built around British Airways; SkyTeam, with Air France and others; and Star Alliance, with Lufthansa. We are in talks with OneWorld and SkyTeam. What form the cooperation will take has not yet been decided. Moreover, KLM believes the decision is too important to all concerned for it to be taken hastily. Furthermore, the situation in the U.S. aviation industry is still uncertain. The U.S. Department of Transportation’s initial objections to an alliance between KLM’s partners Northwest Airlines and Continental Airlines, on the one hand, and Delta Airlines, on the other, have been settled, but some of the other U.S. airlines are in great financial difficulties. A reordering on the American continent will inevitably have consequences for European carriers.

In making its choice, KLM will focus on strengthening its market position, the continuity of the company and of the Schiphol hub and, last but not least, the development of KLM’s value to its customers, shareholders and employees.

Schiphol and the operation

The opening of the new “Polder Runway” at Schiphol on February 20, 2003 was a significant milestone for KLM, the airport and not least the region itself. New legislation will enable further long-term growth within the limits of a new system of safety and environmental standards. We expect that KLM will reap the benefits not only now but also in the future when it ties up with partners. The new runway at Schiphol has not yet resulted in a direct increase in capacity but it has enhanced the ability to use the airport in a variety of weather conditions. Punctuality should benefit.

KLM’s hub operation, which has been thoroughly redesigned in the past six years, has proven its worth in numerous areas. In particular, closer cooperation between platform and gate and local management of the turnaround teams have considerably accelerated the process and increased punctuality. Peaks due to the coincidence of critical connections at specific times of the day still form a problem. Additional manpower has to be deployed for a brief period of time, after which it is effectively no longer needed. Methods are being devised to reduce the peaks by changing flight schedules with minimal loss of quality in the connections. A frustration during the year was the continued poor performance of the Schiphol baggage system. It is a source not only of high additional costs but also of substantial damage to KLM’s image.

A long-term solution has not been found to the congestion in European airspace but the decline in flight numbers during the year did make the problem less acute. In anticipation of renewed growth, however, the debate on the integration of European air traffic control must be forcefully continued.

Safe and secure flights

We made substantial investments in aircraft and airports during the year designed to prevent terrorist or other incidents compromising passenger and building security. In accordance with new regulations, many of our aircraft were equipped with additional security features. On the whole, the operation has been extremely expensive and we have had to bear the costs. In some countries, such as the U.S., however, the government pays these costs. Together with the soaring cost of insurance, these commitments exerted further pressure on our profitability. It is therefore difficult to accept the complete lack of uniformity and standardization in airport security. Each country and each national authority has its own approach and standards. Not all of them are effective; some are even counterproductive.

KLM and the environment

KLM has made “sustainable business” an integral part of its operations, and not without good cause. However important flying is for people to explore new countries, strengthen family ties or do business, it also has negative effects. Just like road, rail or water transport, aircraft pollute the environment. And for local residents, the aviation industry is a particular source of nuisance. In brief, it has a large and very visible ecological footprint. It is in KLM’s interest to make the footprint as small as possible and thus earn the “license to grow” that is vital for the continuity of the company.

For KLM, sustainable business means striking the right balance between people, planet and profit. In many instances, commercial and social interests run parallel to environmental interests. Engineering & Maintenance, for example, started construction of a new center to overhaul aircraft engines at Schiphol during the year. From the very first design, account was taken of environmental factors, which are extremely critical at such a location. On completion, the center will have many modern environmental requirements. It will also boast the latest facilities for optimal working conditions and provide high-quality and knowledge-intensive employment for the region.

Fleet replacement also marries the interests of the economy with those of the environment. Phasing in a large number of new aircraft to replace older ones is one of the most visible environmental improvements. Their engines are without exception quieter, cleaner and more economical than those of their predecessors. The lower energy consumption and maintenance requirements represent an important part of the savings KLM is seeking to achieve in the years ahead.

All of KLM’s activities, apart from ground operations at outstations, have operated ISO 14001 certified environmental management systems since 1999. Such certification is not obtained easily, and we believe that KLM is one of the very few airlines to have integrated environmental management so deeply into its operations. The re-certification process was successfully completed during the past year thanks to the hard work of management and staff.

To provide a clear view of the scope and implementation of its sustainability policy, KLM issues an annual Sustainability Report, explaining the balance between people, planet and profit. The report is also available on the Internet.

Inflation

Approximately 75% of our cost basis is affected by inflation. The remaining part (25% of our cost basis) relates to fuel expenses (principally affected by changes in market prices) and depreciation charges. The effects of general inflation on our cost basis is only to a limited extent compensated at the revenue side, since fierce competition in the airline industry puts continuous pressure on our yields. The airline industry in general and KLM in particular is therefore adversely impacted by inflation. Nevertheless, in recent years inflation has been at historically low levels and inflation has not materially affected our results.

Impact of foreign currency fluctuations

Our results were to a limited extent affected by foreign currency movements, since our exposures in major currencies (U.S. dollar, British pound, and Japanese yen) are hedged. Operational cash flow exposures are hedged within a range of 40-80% on a 12 month-rolling basis. Long-term exposures in foreign currencies (especially U.S. dollar purchase options of aircraft) are hedged through U.S. dollar-denominated deposits. Net investments in subsidiaries are not hedged. The differences arising from the translation of assets and liabilities into euro, however, do not affect our results since these differences are accounted for through equity. See also note 28 to our consolidated financial statements and Item 11.

Other factors

Governmental, economic, fiscal, monetary or political policies or factors did not materially affect our operations in the financial year 2002/2003.

2002/2003 compared with 2001/2002

We realized an operating loss for this financial year of EUR 133 million (2001/2002: EUR 94 million operating loss). The net loss before extraordinary items amounted to EUR 271 million (2001/2002: EUR 156 million loss). After extraordinary items (see explanation below), the net loss for the year amounted to EUR 416 million.

Operating income was negatively affected by higher depreciation and phasing-out charges of EUR 87 million for the Boeing 747-300 fleet. The operating result in the previous year had included a EUR 27 million contribution from the State of the Netherlands following the closure of U.S. airspace for three days in the wake of the September 11, 2001 attacks. Excluding this extraordinary item, the operating result improved by EUR 75 million in comparison with 2001/2002.

Operating revenues decreased by 1% to EUR 6,485 million. Total traffic, in ton-kilometers, was 2% higher than in the previous year. Since capacity was 2% higher, the load factor increased by 1.3 percentage points to 78.2%. Due to the changing market conditions, yield per revenue ton-kilometer decreased by 4%. Operating expenses decreased by EUR 8 million to EUR 6,618 million. Manageable unit costs increased by 3% excluding exchange rates and fuel price effects. Including these effects, unit costs were unchanged. Salary costs were 9% higher, principally due to general salary increases (in part from new contractual pay agreements) and due to additional costs for pre pension and retirement plans.

The EUR 42 million loss on the sale of assets (2001/2002: EUR 10 million income) was caused by the sale of KLM uk’s low-cost buzz activities (EUR 9 million) and the sale of assets from our fleet (EUR 33 million). The result on the sale of KLM uk’s low-cost activities is the net effect of sales proceeds received from Ryanair on the transfer of assets (EUR 20 million, received at April 11, 2003), costs arising from arrangements under the sales agreement (EUR 20 million) and staff redundancies costs

(EUR 9 million) which will be borne by KLM uk. The result on the sale of fleet assets arose principally from sale and leaseback transactions entered into to limit future residual value risks on these aircraft.

Financial income and expense improved by EUR 36 million (27% compared to the previous year) principally due to lower interest expense in connection with investments in the fleet.

Results on holdings were EUR 11 million better at EUR 4 million negative. The increase was attributable in part to an improvement in Martinair’s earnings.

Extraordinary items after tax amounted to EUR 230 million. Of this loss EUR 181 million related to the arbitration tribunal’s decision on the dispute between KLM and Alitalia regarding the termination of their alliance as of April 28, 2000. The tribunal ruled that our termination of the agreement was void and allowed Alitalia’s claim for EUR 250 million plus interest. The claim brought by us against Alitalia to recover EUR 100 million plus interest paid for the development of Malpensa Airport was also awarded. The remaining extraordinary loss (EUR 49 million) related to a provision for restructuring and relates to redundancy costs for approximately 1,000 full-time equivalents. In the fiscal year 2001/2002 there were no extraordinary items.

The results of the joint venture between KLM and Northwest Airlines improved significantly in comparison with the previous year, which had been negatively influenced by the September 11, 2001 attacks. On balance, the joint venture’s capacity was gradually reduced over the fiscal year. The number of seat-kilometers was 3% lower than in the previous year. Revenue rose by 6%, chiefly because of the improved yield per revenue ton-kilometer. Unit cost was 5% higher. The settlement of the joint venture contribution is recognized as revenue or expense under the heading Commercial cooperation (included in operating expenses).

Passenger load factor for the financial year as a whole was 79.4% (2001/2002: 78.7%). Measured in passenger kilometers, traffic increased by 2% from 58,447 million in 2001/2002 to 59.417 million. The passenger business realized an operating loss of EUR 25 million.

Over the year as a whole, freight capacity increased by 1%. In freight ton-kilometers, traffic increased by 4% to 4,197 million (2001/2002: 4,050 million). The load factor rose from 69.6% to 71.7%.

The decline in traffic had an indirect effect on engineering and maintenance activities. Thanks to an active sales policy, the engineering and maintenance division maintained its volumes. Third party revenue amounted to EUR 329 million. The engineering and maintenance business’ operating income came to EUR 41 million.

Operating results by business segment in 2002/2003

Passenger business

At the beginning of the fiscal year, demand for flights continued the recovery that had begun relatively soon after the fall in the market following the attacks of September 11, 2001. Beginning in the third quarter, however, the number of passengers started to decline, mainly because of the disappointing economy and the unrest in the Middle East, followed by the war in Iraq. The number of business class passengers in particular was lower. Since nearly all network carriers were affected by this downturn, the response was a general reduction in prices. We also used this means to keep our load factor high, but the yield was inevitably significantly lower. The decline was most marked on North Atlantic routes and connections with South Asia. African destinations remained remarkably firm. The increase in fuel prices in the course of the year forced us to introduce a fuel surcharge on March 1, 2003. Immediately after the outbreak of war in Iraq, we revised the schedule for a number of destinations in the Middle East. Toward the end of the fiscal year, concern about the SARS virus triggered a sharp fall in passenger traffic from and to the Far East.

Cargo business

Due to the weak economy, Cargo generally reported only a slight rise in volumes, mainly in the United States. Furthermore, competition on the North Atlantic route was fierce. Connections with Asia, especially Southeast Asia and China picked up though. Exports from Europe also remained at a reasonable level. The economic slowdown exacerbated the overcapacity and exerted pressure on prices. On balance, revenue rose by approximately 3% over the previous fiscal year. Higher fuel prices were again a factor on the cost side and forced Cargo to introduce a fuel surcharge and then increase it twice in accordance with the applicable rules during the year.

Engineering & Maintenance

The decline in traffic had an indirect effect on the maintenance activities. Thanks to an active sales policy, E&M maintained its volumes. Third-party revenue amounted to EUR 329 million. The Engineering & Maintenance business’s operating income came to EUR 41 million. One of the largest maintenance contracts ever, for the maintenance of 12 Virgin Atlantic Boeing 747-400s, took full effect in the course of the fiscal year. Although demand for maintenance services was slightly lower, maintenance capacity in the market remained unchanged; the outcome was overcapacity. The resultant fierce competition, in combination with a weaker dollar against the euro, placed prices under pressure. Further growth is essential if E&M is to meet the needs of its clients, who are also growing through alliances. The alliances with General Electric, Hamilton Sundstrand and others illustrate how broadening the basis can facilitate growth. In addition, E&M is seeking to expand by winning more military contracts, performing maintenance services for regional airlines and by further increasing its presence outside The Netherlands in order to work closer to its customers.

Charter/low-cost business

The Charter/low-cost business had an operating loss of EUR 2 million, which was the balance of a positive result at Transavia and a negative result at buzz. Despite lower economic growth, volumes on the charter market were slightly firmer and Transavia grew its market share. The scheduled services, some operated as traditional scheduled flights and some in accordance with the Basiq Air concept, reported good load factors. Passenger numbers on the three new destinations served by Basiq Air, Bordeaux, Marseille and Madrid, were mainly good. In response to the concept’s success, all scheduled services were reorganized as Basiq Air flights at the beginning of 2003. Buzz’s results for 2002/2003 came under pressure from fierce competition.

2001/2002 compared with 2000/2001

Operating income fell so substantially that the year closed with an operating loss of EUR 94 million (2000/2001: EUR 277 million operating income). The net loss amounted to EUR 156 million (2000/2001: EUR 77 million net income). Net loss per common share came to EUR 3.37 (2000/2001: EUR 1.61 net income).

The fall in operating income was due principally to a drop in passenger revenues, which fell by 4% to EUR 4,810 million owing to the 5% decline in passenger traffic. Yield per passenger-kilometer was the same as in the previous year. Cargo revenue was 8% lower, due in almost equal measure to the decline in traffic and the decline in yield per revenue cargo ton-kilometer. Total traffic, in ton-kilometer, was 4% lower than in the previous year. Since capacity was 2% lower, the load factor declined by 1.6 percentage points.

Due to a number of targeted actions to improve cost control, operating expenses excluding fuel costs were unchanged from the previous year. The actions were designed chiefly to reduce capacity and to control personnel expenses. This latter measure was realized through the postponement of a general salary increase and a reduction in staff numbers by about 1,200 full time employees, which was achieved without forced redundancies. The effects of these measures were seen mainly in the third and fourth quarters of the 2001/2002 financial year.

For the first time in two years, fuel costs declined and were EUR 55 million lower than in the previous year. This decline was the outcome of both lower fuel prices and less consumption due to the reduction in capacity.

Yield per available ton-kilometer was 4% lower. Currency effects had a limited negative impact on this figure. Unit costs including currency and fuel effects, increased by 4%.

Results on holdings were EUR 6 million higher than in the pervious year, partly because of an increase in Martinair’s results. Results on the sale of holdings benefited from the sale of the remaining interest in Equant (EUR 22 million), but were also depressed by the sale of Braathens (EUR 14 million).

In fiscal year 2001/2002 we set aside EUR 100 million (2000/2001: EUR 96 million) for the settlement with Northwest Airlines. This amount has been recognized as an operating expense under the heading Commercial Cooperation. Joint venture revenue fell by more than 14% during the year to US$2,076 million. Joint venture expenses fell by about 7%, chiefly because of the lower capacity contribution. The number of our available seat-kilometers was 14% lower than in the previous year. The fall in Northwest Airlines’ available seat-kilometers in this route area was 6%. The number of passengers was 11% lower at approximately 5.1 million.

The passenger load factor for the year was lower than in the record year 2000/2001 but due to the capacity reduction and the careful balancing of capacity and demand, the decline was limited: 78.7% versus 79.8% in 2000/2001. Measured in passenger kilometers, traffic fell by 5%, from 60,047 million in 2000/2001 to 56,891 million in the 2001/2002 financial year.

The cargo division saw a decline in demand as early as the first quarter of the fiscal year, particularly on flights to Asia. In Europe, too, growth in traffic fell sharply. The organization accordingly took measures to bring costs into line with the projected lower level of activity. Fewer changes were therefore required following the events of September 11, 2001. Freight capacity remained virtually unchanged. An increase in traffic with a narrower margin, however, led to a modest decline in traffic revenue. In cargo ton-kilometers, traffic declined by 3% from 4,146 million in 2000/2001 to 4,042 in 2001/2002. The load factor weakened from 71.7% to 69.4%.

A significant part of engineering and maintenance’s work consists of periodic, planned maintenance carried out in accordance with strict schedules based on the number of flying hours. Fluctuations in fleet utilization owing to changing traffic patterns therefore have an immediate impact on the workplaces. The decline in traffic from virtually the beginning of the fiscal year and the sharp drop in demand for maintenance following the September attacks curbed the service package’s growth considerably. We took immediate measures to bring costs into line with the drop in volume. Additional services and several new customers subsequently brought some stability to revenue and income. Although underutilization at competitor maintenance companies exerted some pressure on margins, the engineering and maintenance division responded to the developments with such innovations as e-trading, supply chain initiatives and organizational flexibility. High priority was given to reducing working capital.

Critical accounting policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Netherlands GAAP. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and potentially result in materially different results under different assumptions. We believe that our critical accounting policies are limited to those described below. See the “accounting policies” section beginning on page F-3 of our consolidated financial statements for additional discussion of our accounting policies.

Frequent flyer accounting

We utilize a number of estimates in accounting for our frequent flyer program, which we believe are consistent with industry practices.

We record a liability for the estimated incremental costs of providing travel awards, which include costs for catering, fuel and taxes payable by us. Costs of non-travel awards are based on contracts, which have been concluded with partners. Costs for travel and non-travel awards are calculated per frequent flyer point, based on our members’ behavior, and are evaluated annually. Costs of usage of points through airline partners are based on the same incremental cost basis.

Outstanding frequent flyer points may not always be redeemed for travel. A member may not reach the threshold necessary for a free ticket or may not take any initiative to redeem his or her awarded points. Therefore, based on prior years experience, we estimate how many miles will never be used and do not record a liability for those points. Furthermore, members may use their points for upgrades, which do not lead to incremental costs for us. Points that are used for upgrades are therefore not recorded as a liability.

Passenger revenue

Passenger revenue is initially recorded as a liability for sales in advance of carriage. Revenue from ticket sales is recognized at the time when we provide the transportation. We make estimates based on historical trends regarding liability for tickets sold but not yet reported, the timing and amount of tickets used for travel on other airlines and the amount of tickets sold that will not be used. Changes to these estimation methods could have a material effect on the presentation of our financial results. Moreover, in light of the uncertainties surrounding the effects of the events of September 11, 2001, these historical trends may not be representative of future results.

Impairment

We evaluate impairment of long-lived assets in compliance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

In the 2002/2003 financial year an impairment loss of EUR 78 million was recognized for the Boeing 747-300 fleet due to an accelerated phasing out process.

New U.S. accounting standards

In June 2001, FASB Statement 143, Accounting for Asset Retirement Obligations, was issued. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the relevant long-lived asset. This statement is effective for us on April 1, 2003. We are currently evaluating the impact of adopting Statement 143 on our financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement requires that only certain debt extinguishment transactions be classified as an extraordinary item. Additionally, under this statement, capital leases that are modified so that the resulting agreement is an operating lease, shall be accounted for under the sale-leaseback provisions of SFAS No. 98. SFAS No. 145 also includes minor modifications to existing U.S. Generally Accepted Accounting Principles literature. SFAS No. 145 is effective for us on April 1, 2003. The adoption of this statement is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002 and is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. Disclosures under Interpretation No. 45 are effective for us in the 2002/2003 financial statements. Additionally, Interpretation No. 45 clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. KLM is currently assessing the impact of the adoption of this interpretation on its financial position, results of operations and cash flows. The recognition provisions of FIN 45 are required for certain guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it requires more prominent disclosures in both annual and interim financial statements. KLM does not intend to adopt either of the transition provisions allowed within SFAS 148.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which requires the consolidation of variable interest entities, as defined. Interpretation No. 46 is effective for us on April 1, 2003. KLM is currently assessing the impact of this Interpretation.

In April 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. We are currently evaluating the impact on our financial statements of adopting Statement 150.

B.     Liquidity and capital resources

Internal and external sources of liquidity

Currently our liquidity position exceeds the minimum required levels of liquidity to sustain our business adequately. Currently there are no unusual provisions in any of our financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of additional financial obligations to any material extent. If required, we believe that our liquidity position could be extended further by the use of internal and external resources.

Our internal source of liquidity consists of operating cash flows. The availability of these funds could be reduced by risk relating to the airline industry such as the threat or effects of terrorists attacks, deteriorating economic conditions, intense competition in the airline industry and seasonal changes in demand.

Our external sources of liquidity consist of our EUR 500 million commercial paper program, mortgages secured by aircraft and non-fleet assets, sale-and-lease back transactions of aircraft and non-fleet assets. As of March 31, 2003, no amounts were outstanding under our commercial paper program. The program is scheduled to be automatically renewed in September 2003. The book value of our unencumbered fleet and non-fleet assets (as of March 31, 2003, EUR 1,615 million) offers a possible source of liquidity through the financing and the sale (and lease back) of assets. Despite the current situation in the airline industry, we have demonstrated ourselves to be a strong and attractive party in fleet financing programs and sale/lease back transactions.

Our overall liquidity position is expected to decrease temporarily as a result of our planned fleet renewal program. Furthermore, this program will decrease our borrowing capacity. We expect, however, that our overall liquidity position will be in excess of minimum required levels to sustain our business. Furthermore we expect that our working capital is sufficient to meet our present requirements.

Evaluation of the sources and amounts of our cash flows

We invest our liquid reserves in short-term instruments at current interest rates. Nonetheless in some of our foreign establishments exchange controls, transfer formalities and currency shortages restrict a portion of our funds. The part of our liquid reserves subject to these restrictions amounts to EUR 15 million, generally does not earn interest and is subject to the risk of currency devaluation. These restrictions however do not affect our ability to meet any cash obligations. We have covered our Japanese yen and parts of our U.S. dollar long-term commitments with forward exchange contracts. The euro portion of our long-term debt, excluding perpetual loans, as of March 31, 2003 of this annual report amounted to 71% of those commitments. A 25% portion of the commitments is in U.S. dollars and 4% is in British sterling.

KLM’s cash flow from operating activities amounted to EUR 295 million. Adjusted for the settlement of the Alitalia arbitration award, cash flow from operating activities amounted to EUR 467 million. KLM’s liquidity position was reduced, however, by substantial investment expenditure, principally on fleet replacements, and loan repayments. Cash flow used by investing activities amounted to EUR 346 million, of which EUR 637 million related to the purchase of and advance payments for aircraft. Cash outflow from financing activities amounted to EUR 280 million. Financing was arranged for two aircraft and existing debt relating to aircraft financing was repaid during the financial year. In addition, we repurchased our own shares to an amount of EUR 6 million. We constantly seek opportunities to optimize our current debt position in order to further reduce our weighted average cost of capital.

Our cash position as of March 31, 2003 was EUR 919 million. The position consisted of EUR 608 million of cash and marketable securities. The remainder of EUR 311 million comprised AAA bonds and long-term deposits included under financial fixed assets.

Group equity fell from EUR 1,992 million as of March 31, 2002 to EUR 1,477 million as of March 31, 2003. Our net-debt-to equity ratio deteriorated from 1.31 as of March 31, 2002 to 1.95 as of March 31, 2003.

Information on borrowings

Borrowings principally consist of deposits. We have placed deposits in legal structures that accomplish either legal defeasance or defeasance in-substance. Defeasance is accomplished by linking deposits placed with investment grade financial institutions to lease commitments, in some cases through pledge and escrow agreements. Deposits amounting to EUR 248 million, EUR 382 million and EUR 658 million as of March 31, 2003, March 31, 2002, and March 31, 2001, respectively, were pledged, held in escrow or on deposit to satisfy all scheduled payments on the related lease commitments. In order to hedge interest rate and currency risk, the deposits are in the same currencies as the related lease commitments and have the same scheduled dates and amounts for payments. We believe that the possibility that we will be required to make future payments with respect to these obligations is relatively remote.

Information on debt

For information on the types of our financial instruments, the maturity profile of our debt, the currency and interest rate structure of our debt, please see notes 8 and 14 to our consolidated financial statements.

Capital Expenditures

Capital Expenditures 2002/2003

Capital expenditures made during the 2002/2003 financial year amounted to EUR 715 million and included the purchase of one Boeing 747-400 aircraft (valued at EUR 169 million), two Boeing 737-700 aircraft (valued at EUR 80 million) and one Fokker 70 aircraft (valued at EUR 20 million). Capital expenditures on other material tangible fixed assets totaled EUR 50 million, mainly invested in equipment and buildings. Capital expenditures on intangible fixed assets totaled 28 million.

On March 31, 2003, our total commitments, net of amounts prepaid, with respect to current orders for aircraft amounted to EUR 1,042 million and for other assets to EUR 45 million. Approximately EUR 150 million (21%) of the capital expenditures were funded externally.

Prepayments were made on three Boeing 747-400 aircraft (EUR 219 million), four Boeing 777-200 aircraft (EUR 203 million), six Airbus 330-200 aircraft (EUR 18 million) and two Boeing 737-700 aircraft (EUR 15 million).

Capital Expenditures 2001/2002

Capital expenditures made during the 2001/2002 financial amounted to EUR 430 million and included the purchase of four Boeing 737-900 aircraft (valued, in aggregate, at EUR 180 million, of which EUR 115 million was paid during the 2001/2002 financial year), two Boeing 737-800 aircraft (valued, in aggregate, at EUR 75 million, of which EUR 31 million was paid during the 2001/2002 financial year). Capital expenditures on spare engines and spare parts totaled EUR 61 million. Capital expenditures on other tangible fixed assets totaled EUR 66 million, mainly invested in equipment and buildings. Capital expenditures on intangible fixed assets totaled EUR 7 million. Approximately EUR 130 million (30%) of the capital expenditures were funded externally.

Prepayments were made on three Boeing 747-400 aircraft (EUR 86 million), four Boeing 737-700 aircraft (EUR 37 million) and two Boeing 737-800 aircraft (EUR 1 million).

C.     Research and development, patents and licenses etc.

None.

D.     Trend information

The first two months of financial year 2003/2004 showed a year-on-year decline in revenue passenger kilometers of 8%. This was mainly due to the outbreak of the SARS-virus, which affected traffic to Asian destinations, and the impact of the war in Iraq. Cargo traffic showed a year-on-year increase of 5% which was mainly due to the deployment of two new full-freighters and the full deployment of our combi fleet on Asia Pacific routes.

On the basis of current economic conditions and uncertainties surrounding the SARS-virus, we do not anticipate a short-term improvement in the operating environment. We are firmly set on implementing necessary measures aimed at a structural reduction of our cost levels as well as short-term measures that contribute immediately to an improvement in results.

E.     Off-Balance sheet arrangements

We have entered into several transactions with special purpose entities (SPEs) in connection with fleet financing structures for aircraft. These structures do not qualify as off balance sheet structures. Except for 3 structures which we established in the 2002/2003 financial year (the nature and extent of which is described below), we generally transfer aircraft to SPEs and obtain the right to use these assets for our operations based on financial lease agreements. Since we retain the majority of the residual and ownership risks related to these assets in substance, these SPEs are fully consolidated within our financial statements and form an integral part of the disclosures on assets and liabilities that are included in this annual report.

During 2002/2003 we entered into 3 off balance sheet structures with SPEs, concerning a total of 10 aircraft. Furthermore we entered into one sale and leaseback transaction (concerning 2 aircraft) which did not involve SPEs. In general, these transactions were conducted to reduce any further residual value risk for certain fleet types. Since we transferred the risks related to these assets in substance to third parties, these transactions result in a reduction of our fleet assets.

The first structure with SPEs was concluded in the first quarter of the 2002/03 fiscal year. We entered into a sale and leaseback transaction of 4 aircraft, which resulted in sales proceeds of US$65 million. In substance, we transferred the risks related to the aircraft to a SPE in which we have no equity interest or voting interest. The amount of equity provided by third parties is approximately 10% of the SPE’s total assets. We lent the SPE an amount of US$31 million, which is secured by a first mortgage on the aircraft.

The remaining 2 structures with SPE’s were concluded in the second and third quarter of the 2002/03 fiscal year and concerned 3 aircraft each. We entered into sale and leaseback transactions, which resulted in sales proceeds of EUR 165 million. In substance, we transferred the risks related to the aircraft to SPEs in which we have no equity interest or voting interest. We did not provide funding to these SPE’s.

There are no events, trends or uncertainties that will result or are reasonably likely to result in the termination or material reduction in availability of off-balance sheet arrangements to KLM.

F.     Tabular disclosure of contractual obligations

Overview of contractual obligations and commitments as of March 31, 2003:

	Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Financial Lease Obligations	317	34	140	82	61
Long-Term Debt Obligations	3,743	316	1,049	680	1,698
Operating Lease Obligations	1,174	190	385	244	355

Total Contractual Obligations	5,234	540	1,574	1,006	2,114

	Expiration per period

	Total
	amounts	Less than	1-5	After
Other Commitments	committed	1 year	years	5 years

Fleet Purchase Commitments	1,042	516	526	0
Guarantees	174	62	21	91

Total Other Commitments	1,216	578	547	91

More information is presented in note 8 to our consolidated financial statements

As of the end of May 2003, our contractual obligations and other commitments had not changed materially compared to the information included in the tables above.

The majority of our future fleet purchases are expected to be financed by external borrowings.

G.     Safe Harbor

Please see “Warning about Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and senior management

We are managed by a Board of Managing Directors (Management), of which the members are appointed by and act under the direction of our Supervisory Board. Members of Management serve at the discretion of the Supervisory Board and may be removed, subject to consultation with our shareholders at a general meeting of shareholders. The Supervisory Board informs the Works Council, a body of our employees, elected by our employees in The Netherlands pursuant to our articles of association and Dutch law, regarding the intended removal.

The members of the Supervisory Board are appointed by the Supervisory Board, subject to the rights of our shareholders at a general meeting and the Works Council to render advice and to object. Management also has the right to render advice regarding the appointment of a Supervisory Board member. The term of office of each Supervisory Board member ends upon the convening of the first general meeting of shareholders after the expiration of four years from the time of his or her appointment.The following is a list of all Supervisory Board members and members of Management as of the date of this annual report:

	Year		First appointment/	Function/Supervisory board
Supervisory Board	of birth	Nationality	Current term	memberships and other functions(1)

Floris A. Maljers Chairman(2)	1933	Dutch	1991/1999 — 2003	Former Chairman & CEO Unilever nv/SHV Holdings nv, Koninklijke VendexKBB nv, BP plc, Concertgebouw nv

Arie Maas Vice-Chairman	1934	Dutch	1991/1999 — 2003	Former Chairman Board of Managing Directors Koninklijke Bijenkorf Beheer nv/TPG nv

Max Albrecht	1932	Dutch	1976/2001 — 2004	Former member Board of Managing Directors Koninklijke Nederlandse Hoogovens en Staalfabrieken nv

Lutgart A.A. van den Berghe	1951	Belgian	2001/2001 — 2005	Professor University of Ghent, Executive Director Vlerick Leuven Ghent Management School & Belgian Directors’ Institute / Capco nv, CSM nv, ING Groep nv, SHV Holdings nv

Dudley G. Eustace	1936	British and Canadian	1999/1999 — 2003	CFO Koninklijke Ahold nv/ AEGON nv, Hagemeijer nv, Koninklijke KPN nv, Smith and Nephew plc, Sendo Holdings plc, Sonae.com.SGPS, W&S Nederland bv

Bauke Geersing	1944	Dutch	1985/2002 — 2006	Managing Director Consultancy/Holland Weather Services bv, TIE Holding nv, Dudok Arena bv, RTV Utrecht, NIGZ

Johan Stekelenburg	1941	Dutch	1997/2001 — 2005	Mayor of Tilburg /DSM nv, ING Groep nv, TenneT bv, De Sluis Groep nv, WPG Uitgevers bv

Kees J. Storm	1942	Dutch	2002/2002 — 2006	Former Chairman Board of Managing Directors AEGON nv / Koninklijke Wessanen nv, Interbrew SA, Laurus nv, Pon Holdings nv

Gary L. Wilson	1940	American	2001/2001 — 2005	Chairman Board of Directors Northwest Airlines Inc. / The Walt Disney Company, Yahoo! Inc.

(1)	Only memberships of supervisory boards and functions with large companies as of March 31, 2003 are shown here

(2)	Chairman since 2000

The Supervisory Board intends to appoint Wim Kok and Cees J.A. van Lede as members of the Supervisory Board of the Company. Messrs. Kok and Van Lede will take the seats vacated by Arie Maas, who will resign at the end of his current term, and Max Albrecht, who will resign after 27 years on the KLM Supervisory Board.

Wim Kok was Prime Minister of The Netherlands until the summer of 2002. Mr. Kok’s knowledge of the national and international sociopolitical arena and his experience in public office will be a great asset to the KLM Supervisory Board. Mr. Kok previously served as Chairman of the Federation of Dutch Trade Unions (FNV), leader of the parliamentary delegation of the Dutch Labor Party (Partij van de Arbeid) in the Dutch Lower House, and Minister for Finance. Earlier this year, Mr. Kok was appointed to the Supervisory Boards of the ING Group, Shell (Royal Dutch Petroleum Company) and TPG. The intended appointment of Mr. Kok is based, among other things, on a recommendation of the KLM Works Council.

Cees J.A. van Lede was Chairman of the Board of Managing Directors of Akzo Nobel nv until May 1 of this year. Mr. van Lede’s experience in leading internationally oriented corporations and in the field of national and international sociopolitical relations will be of great value to the KLM Supervisory Board. Mr. van Lede was previously a member of the Board of Managing Directors of HBG and Chairman of the Confederation of Netherlands Industry and Employers (VNO). He is currently Chairman of the Supervisory Board of the Dutch Central Bank and holds seats on the Supervisory Boards of Heineken, Sara Lee Corporation, Scania, Philips, Reed Elsevier, L’Air Liquide, and Akzo Nobel.

The Supervisory Board will present the intended appointment of Messrs. Kok and Van Lede to the KLM Annual General Meeting of Shareholders in Amstelveen on June 25, 2003.

				Function/Supervisory
				Board membership	Past area of
Board of Managing			First	and other	experience within
Directors	Year of birth	Nationality	Appointment	functions(1)	KLM

Leo M. van Wijk	1946	Dutch	1991	President & Chief Executive Officer/member of Board of Directors of Northwest Airlines, Inc., member of Advisory Council of ABN AMRO Holding nv, member of Supervisory Board of AEGON Nederland nv, Randstad Holding nv, Martinair Holland nv and TUI Nederland nv	Automation Services, Cargo, Commercial Services, Corporate Development

Peter F. Hartman	1949	Dutch	1997	Managing Director & Chief Operations Officer/member of Supervisory Board of RAI Amsterdam bv, member of Supervisory Board Martinair Holland bv	Finance & Control, Ground Services, Customer Services, Personnel & Organization, Engineering & Maintenance

Cees van Woudenberg	1948	Dutch	1997	Managing Director & Chief Human Resources Officer/member of Supervisory Board of DSM nv, Aalsmeer Flower Auction, De Bussy Ellerman Harms bv and Mercurius Groep Wormerveer bv, member of Advisory Board of Deloitte & Touche Human Capital Group	Personnel & Organization, Flight Operations, Cabin Crew

Robert A. Ruijter	1951	Dutch	2001	Managing Director & Chief Financial Officer	—

(1)	Only membership of Supervisory Boards and functions with large non-group companies as of March 31, 2003 are shown here

There is no family relationship between any of the above persons. There are no arrangements with major shareholders, customers, suppliers or any other parties pursuant to which members of the Supervisory Board or members of Management were selected or appointed. As of the date of this annual report the members of the Management and the Supervisory Board had no commitments in respect of loans, advances or guarantees granted to them by KLM.

B.     Compensation

For the compensation paid to members of the Supervisory Board and Management and the amounts we accrued to provide pension, retirement or similar benefits for those persons, please refer to note 36 to our consolidated financial statements.

C.     Board practices

The Supervisory Board held six scheduled meetings during the 2002/2003 fiscal year, one of which was a strategy meeting, and met on one further occasion to discuss the outcome of the arbitration with Alitalia. In the scheduled meetings, the Supervisory Board considered a wide range of matters including the approval of investment proposals and the budget for 2003/2004, the current situation in the aviation industry, alliance developments, KLM’s positioning in the low-cost and leisure segments, the replacement of the intercontinental fleet, developments in the joint venture with Northwest Airlines and the relationship with Schiphol Airport.

The Supervisory Board’s strategy meeting paid specific attention to the strategies of KLM and its Passenger, Cargo, Engineering & Maintenance and Charter/Low-Cost businesses as well as to the performance of the Supervisory Board, the qualities and experience present on the Supervisory Board, and the filling of vacancies on the Supervisory Board. It also reviewed the performance of the Supervisory Board’s Committees, the relationship with the Board of Managing Directors, the composition, quality and remuneration of the Board of Managing Directors, the contacts with the Works Council and the company’s organizational structure.

During the 2002/2003 fiscal year ample consideration was given to our financial position, risk profile, liquidity and continuity as well as to our operational performance. In keeping with previous years, members of the Supervisory Board attended meetings of the Works Council.

The Supervisory Board has four committees: an Audit Committee, a Nomination Committee, a Strategy Committee and a Remuneration Committee. All these Committees have a preparatory function and report on their activities to the full Supervisory Board.

The Audit Committee met on four occasions during the year to discuss the quarterly, half-year and annual figures and the related audit reports, and matters such as risk management, the internal control system, the relationship with and the quality of the internal and external auditors, the implementation of the U.S. Sarbanes-Oxley legislation, the dividend policy, fleet financing and our audit plan. Mr. Kees Storm succeeded Mr. Johan Stekelenburg on the Audit Committee. In accordance with the US Sarbanes-Oxley Act, the Audit Committee must approve in advance all audit and non-audit services, including tax services, provided by KLM’s auditors.

Our Audit Committee decides whether financial information provided by Management meets in a general sense the requirements of material reliability and completeness. It evaluates the quality of the internal audit, the independence of our independent auditors, the integrity of management, and the adequacy of disclosure to shareholders.

The Supervisory Board has determined that at least one of the members of the Audit Committee qualifies as an “audit committee financial expert”, as that term is defined in the SEC’s rules and regulations.

The Nomination Committee met on two occasions to discuss the composition of the Supervisory Board and the preparations for appointments and reappointments to the Supervisory Board. The Nomination Committee held consultations on two occasions with a representation from the Works Council.

The Strategy Committee met three times during the year to review KLM’s discussions with possible alliance partners. Mrs. Lutgart van den Berghe succeeded Mr. Max Albrecht on the Strategy Committee

The responsibilities and authorities of the Remuneration Committee are laid down in a charter. Its primary function is to prepare decision making by the Supervisory Board with respect to all issues related to the remuneration of members of the Management, the Supervisory Board and senior officers, more in particular:

•	(elements of) the remuneration package for the individual members of the Management;

•	the targets set yearly for the individual members of the Management;

•	the performance in relation to targets set and the related yearly granting of (fixed and variable) salary and option rights to the individual members of the Management;

•	the granting to members of the Management of pension benefits and severance payments; and

•	proposals to the Meeting of Holders of Priority Shares with respect to the remuneration of members of the Supervisory Board and its Committees.

The Remuneration Committee met on one occasion during the 2002/2003 fiscal year.

The composition of the Supervisory Board’s Committees as of the date of this annual report was as follows:

Audit Committee:	Nomination Committee:	Strategy Committee:	Remuneration Committee:

Dudley G. Eustace Chairman	Arie Maas Chairman	Floris A. Maljers Chairman	Floris A. Maljers Chairman
Lutgart A.A. van den Berghe	Bauke Geersing	Bauke Geersing	Arie Maas
Kees J. Storm	Johan Stekelenburg	Dudley G. Eustace Lutgart A. A. van den Berghe

In response to the U.S. Sarbanes-Oxley Act KLM decided to establish a Disclosure Committee. The initial aim of this committee is to achieve compliance with the Act and the new U.S. SEC regulations resulting from the Act and to facilitate improvement of the disclosure control framework. The committee assists KLM’s Management by seeking to ensure its disclosures in all filed reports are accurate, complete, timely, understandable and that they fairly present the condition of the group.

D.     Employees

During the 2002/2003 fiscal year our workforce consisted of 33,038 full-time equivalents, including 1,479 temporary staff.

The following table sets forth the average number of employees divided by main category of activity and geographic location for the past three financial years.

	Fiscal year ended March 31,

	2003	2002	2001

Ground staff in the Netherlands	18,255	17,951	19,600
Ground staff outside the Netherlands	4,848	5,421	6,439
Flight staff	9,935	9,893	9,724

Total	33,038	33,265	33,763

On November 26, 2002 new collective labor agreements were concluded for ground staff and flight crews for the period to the end of March 2004. The main points are a salary increase and an increase in a large number of other payments, both by 3% as of February 1, 2003 an by 2.5% as of October 1, 2003 and a non-recurring payment of 2.75% of annual salary, of which 2% will replace the salary increase postponed by the September 11, 2001 attacks. Agreement was also reached with the ground engineers on their remuneration for studying and gaining necessary aircraft authorizations in their own time. An agreement was also concluded with KLM’s pilots. Following four months’ negotiation, the parties signed an accord in August containing a wide range of agreements on, for example, codesharing, integration or regional airlines and the phasing in of the new fleet. For KLM’s European strategy, it is important that there are no more objections to the use of Fokker 100s in continental Europe. The pilots who fly this aircraft will also be considered for transfer to the KLM fleet if they wish.

A great deal of attention was paid to KLM’s pension policy during the year. On the advice of the Pension and Insurance Supervisory Authority, the pension plans for the ground staff and the cabin crews were amended. In both cases, the applicable age limits were raised. By far the majority of KLM’s staff are members of one of the three large KLM pension funds. KLM’s net contributions to these funds have increased by approximately 60%.

E.     Share ownership

As of the date of this annual report, none of the Supervisory Board members held securities in KLM and none of the members of Management held securities in KLM, except for options rights under our option scheme. For information about options held by members of Management, please refer to note 36 to our consolidated financial statements

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major shareholders

The table below sets forth, as of the date of this annual report, the number of shares of each class of our voting securities held by the only persons known by us to own beneficially more than 5% of any class of our voting securities.

				Percentage of
		Number of		Outstanding Shares
Title of Class	Identity of Person or Group	Shares Owned		in Class

Cumulative Preference Shares A	State of The Netherlands	8,812,500		100.0%
Cumulative Preference Shares C	Stichting Luchtvaartbelangen Nederland	7,050,000		100.0%
Priority Shares	State of The Netherlands	1,012.5	(1)	79.4%
Priority Shares	ABN AMRO Bank nv	150		11.8%
Common Shares	Alliance Capital Management L.P.	5,741,600	(2)	12.3%

(1)	Includes 37.5 priority shares held of record by N.S. Groep N.V., the government-owned railway corporation

(2)	Based on a Schedule 13G dated June 10, 2003 (as amended February 12, 2003), filed with the SEC by AXA Financial Inc. on behalf of Alliance Capital Management L.P. and the following parent companies: AXA Financial, Inc., AXA, AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Conseil Vie Assurance Mutuelle and AXA Courtage Assurance Mutuelle. According to the amended Schedule 13G, Alliance Capital Management L.P. owns 5,741,600 common shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts. Since the date of our last annual report, Alliance Capital Management L.P. has reduced its percentage ownership of common shares from 21% to 12.3%

Stichting Rechtop is a foundation controlled by KLM that as of the date of this annual report holds 1,725,730 common shares for purposes of the KLM employee share option plan. Stichting Rechtop does not vote its shares and has declined to receive dividends in respect of its shares.

As the date of this annual report, none of our priority or preference shares and 18,008,289 of our common shares (approximately 40.5% of the outstanding common shares) were held of record by a total of 338 record holders resident in the United States. Our knowledge of the ownership of common shares in the United States is based solely on the records of our New York transfer agent regarding registered common shares.

B.     Related party transactions

KLM has entered into at arm’s-length transactions in the ordinary course of business with unconsolidated entities in which KLM has significant influence. Those transactions result in current account balances with some minority holdings. The current account balances with unconsolidated entities reached a highest level of EUR 5.7 million at June 30, 2002. As of March 31, 2003 current account balances with unconsolidated entities amounted to EUR 3.8 million.

Except for the employment arrangements referred to in “Item 6- Directors, Senior Management and Employees”, KLM is not a party in any material transaction, or proposed transaction, in which Management, a member of the Supervisory Board or any senior officer, or any spouse or relative of any of the foregoing, or any relative of such spouse has or was to have a direct or indirect material interest

Relation with the State of The Netherlands

From 1929 to March 1986, the State of The Netherlands owned a majority of our outstanding capital stock. In August 1998, the role of the State of The Netherlands as holder of our common shares came to an end with the conversion of its remaining 8,470,723 common shares into cumulative preference shares C, which were subsequently transferred to Stichting Luchtvaartbelangen Nederland, an independent foundation whose purpose is to promote Dutch aviation in general as well as to promote KLM as designated carrier in international aviation.

The State of The Netherlands continues to own a majority of our outstanding priority shares, which gives it rights of governance including the right to approve, among other things, the issuance of shares, the limitation or exclusion of preemptive rights, the payment of dividends in shares, the sale or transfer of priority shares, any changes to our articles of association and our dissolution.

The State of The Netherlands also has an option to acquire a number of preference shares B, each with a par value of two euro, necessary to provide the State of The Netherlands with an interest of 50.1%, (of our capital stock and voting power) following exercise of the option, irrespective of the total issued capital at any given moment. When deemed necessary and reasonable, the State of The Netherlands, following consultations with us, will exercise its option in case a country imposes or contemplates imposing restrictions or onerous conditions on KLM in the operation of scheduled air services as a consequence of that country’s view that a substantial or majority part of the share capital of KLM would not demonstrably be owned by the State of The Netherlands.

Although the State of The Netherlands maintains an interest in the Company in its role as holder of priority shares, cumulative preference shares A and its option, it does not participate in our day-to-day business decision making. The State of The Netherlands has no rights with respect to us other than those that derive from its holding of our capital stock or from its options. Since August 27, 2001, our articles of association do not permit the State of The Netherlands to appoint any members of our Supervisory Board.

C.     Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.     Consolidated statements and other financial information

For our consolidated financial statements, see “Item 18-Financial Statements”.

Litigation

Alitalia claim

As stated in KLM’s Form 20-F of 2001/2002 Alitalia disputed the validity of KLM’s termination of its alliance with Alitalia through the termination on April 28, 2000 of the Master Cooperation Agreement concluded in November 1998. In August 2000 Alitalia took the dispute to an arbitration tribunal. The arbitration tribunal’s decision on the dispute in December, 2002 resulted in a net loss to KLM of EUR 181 million. The tribunal ruled that KLM’s termination of the agreement was void and allowed Alitalia’s claim for EUR 250 million plus interest. The claim brought by KLM against Alitalia to recover EUR 100 million plus interest paid for the development of Malpensa Airport was also allowed.

We and our consolidated holdings are involved in various other legal actions. Although we cannot predict the outcome of these actions, on the basis of information currently available and views expressed by counsel, KLM does not expect their outcome to adversely affect the financial position of the company to any material degree.

Hall case

In October 1999, a purported class action was filed in State Court in North Carolina by a North Carolina travel agent, on behalf of herself and similarly situated North Carolina travel agents, challenging actions by most major airlines, including KLM, to reduce travel agent base commissions from 8% to 5% and alleging several state law theories of liability, including conspiracy. In June 2000, the plaintiff filed a voluntary dismissal and then filed a new case in federal court. The new case is a class action, now on behalf of a nation-wide class of travel agents, alleging an unlawful agreement among airlines to reduce commissions in violation of the Sherman Act, and is based on the same factual allegations. On November 13, 2001, the court granted the plaintiff’s motion to amend the complaint to include allegations that other commission reductions in 1997 and 1998 were the result of unlawful agreements among the airline defendants in violation of the Sherman Act. The complaint was subsequently amended again to allege that we believe the case to be without merit and intend to defend against the claim. On September 18, 2002, the Court entered an Order granting plaintiff’s motion for class certification. Defendants’ motion for summary judgement is pending. Discovery is completed and trial is scheduled to commence on September 2, 2003.

Tam Travel case

On April 9, 2003, a similar antitrust complaint was filed against us, together with eleven U.S. airlines and eight other international airlines, in the federal district court located in Oakland, California. This case, referred to as the Tam Travel Case, was filed on behalf of 50 travel agents who elected to withdraw from the class of plaintiffs in the above mentioned Hall Case. The allegations in the Tam Case are fundamentally similar to the Hall Case; the plaintiffs allege that the defendant airlines conspired to reduce and ultimately eliminate base commissions paid to travel agents. We believe this case is also without merit, and we intend to defend ourselves against the claim.

Dividend Policy

KLM’s dividend policy is to seek to pay a sustainable dividend, linked to cash earnings.

Dividend 2002/2003

Despite the current international economic downturn coupled with political volatility, the Board of Managing Directors has, in keeping with its policy, decided to make a distribution in cash to shareholders of EUR 0.10 per common share in respect of fiscal year 2002/03. The distribution will be paid out of reserves. In respect of the 2001/02 fiscal year, we made a distribution of EUR 0.20 per common share.

B.     Significant changes

Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since March 31, 2003.

ITEM 9. THE OFFER AND LISTING

A.     Offer and listing details

The table below sets forth the high and low closing sales prices for our common shares on the New York Stock Exchange and the Euronext Stock Exchange in Amsterdam during the periods indicated (source: Bloomberg). U.S. -$ equivalents are based on the applicable historical exchange rates at the date of the quoted closing sales prices.

	New York		Amsterdam

	U.S.-$		EUR		U.S.-$-equivalent

	High	Low	High	Low	High	Low

Last five financial years
2002/2003	15.71	5.87	17.85	5.35	15.85	5.90
2001/2002	20.46	7.55	23.00	8.50	20.35	7.71
2000/2001	30.06	15.13	32.65	18.15	30.40	15.18
1999/2000	33.63	17.50	30.92	18.25	33.24	17.51
1998/1999	48.14	23.31	43.51	19.28	47.20	22.96

Last six months
December 2002	11.05	8.69	11.24	8.75	11.18	8.97
January 2003	9.70	7.48	9.79	7.40	10.19	7.94
February 2003	7.63	6.28	7.48	6.15	8.01	6.61
March 2003	7.51	5.87	6.58	5.35	6.92	5.90
April 2003	8.14	5.99	7.45	5.40	8.04	5.89
May 2003	8.35	7.00	7.44	6.00	8.44	7.02

Last two financial years on a quarterly basis
April — June 2001	20.46	17.15	23.00	19.35	20.35	17.22
July — September 2001	17.88	8.00	21.20	8.50	17.94	7.85
October — December 2001	12.75	7.55	14.30	8.65	12.81	7.71
January — March 2002	16.45	11.30	18.60	12.57	16.29	11.36
April — June 2002	15.71	11.75	17.85	11.90	15.86	11.75
July — September 2002	12.23	8.30	12.62	8.15	12.44	8.05
October — December 2002	12.40	7.76	12.90	8.10	12.84	7.95
January — March 2003	10.10	5.87	9.79	5.35	10.19	5.90

B.     Plan of distribution

Not applicable.

C.     Markets

In the United States, our common shares are traded on the New York Stock Exchange. Our common shares are also traded on the Euronext Stock Exchange in Amsterdam. The Euronext Stock Exchange in Amsterdam is the principal non-United States trading market for our common shares.

Common shares are issuable in registered form, which may be represented by certificates printed in the English language and registered in New York (New York registry shares), or in bearer form, which are represented by certificates printed in the Dutch language (bearer shares). New York registry shares and bearer shares may be held by residents as well as non-residents of The Netherlands. Only bearer shares may be traded on the Euronext Stock Exchange in Amsterdam. Only New York registry shares may be traded on the New York Stock Exchange. Upon presentation to our transfer agent in the Netherlands, ABN AMRO Bank N.V., Amsterdam of a certificate representing bearer shares, accompanied by a request that the common shares represented by such certificate be exchanged for a certificate representing New York registry shares, The Netherlands transfer agent will instruct our New York transfer agent, J.P. Morgan, to issue New York registry shares in respect of those common shares. Similarly, upon presentation to the New York transfer agent of a certificate representing New York registry shares accompanied by an appropriate request, the New York transfer agent will instruct The Netherlands transfer agent to issue a certificate representing bearer shares in respect of those common shares. Transfers of bearer shares, which are negotiable instruments, are accomplished by surrender of the share certificates. New York registry shares may be transferred on the books maintained for us by the New York transfer agent.

D.     Selling shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.     Share capital

Not applicable.

B.     Memorandum and articles of association

Our corporate seat is in Amstelveen, The Netherlands. We are registered in the Commercial Register at Amsterdam under number 33014286. Following is a description of certain provisions of our articles of association and Dutch law. This description is only a summary and does not purport to be complete. Our articles of association are available on our website and are incorporated by reference as an exhibit to this annual report.

General

Dutch statutory rules for large companies apply to us. Under these rules, we are required to adopt a two-tier system of corporate governance, comprising a board of managing directors and a supervisory board. Under these rules, subject to statutory exceptions, the supervisory board, rather than shareholders,

•	appoints members of the Supervisory Board,

•	appoints and dismisses members of the Board of Managing Directors, and

•	must approve certain resolutions by the Board of Managing Directors.

Corporate purpose

Pursuant to article 3 of our articles of association, our purpose is to carry on the business of air transport and to engage in any other activities of a commercial, industrial or financial nature, including participation in other enterprises, both for our own account and for the account of, or in participation or co-operation with, third parties.

Directors

A member of Management or the Supervisory Board may not vote in respect of a proposal, arrangement or contract in which he or she is materially interested, including his or her own compensation.

A member of Management or the Supervisory Board is not required to hold our shares in order to be qualified.

Supervisory Board

The meeting of holders of our priority shares determine the number of Supervisory Board members, but in all cases our Supervisory Board consists of at least seven natural persons. Supervisory Board members are appointed by the Supervisory Board, subject to a right of a general meeting of shareholders or the Works Council to object. An appointment may be made over this objection if the Enterprise Division of the Court of Appeals in Amsterdam declares the objection unfounded. The general meeting of shareholders, the Works Council and Management may recommend persons to the Supervisory Board for appointment as Supervisory Directors.

The Supervisory Board advises Management and generally monitors its affairs. The Supervisory Board approves Management’s annual budget, adopts our annual financial statements and submits them for approval to the general meeting of shareholders. In performing these duties, the members of the Supervisory Board are required to be guided by our interests and the enterprise we carry on.

The Board of Management has the power to approve borrowings by KLM. The meeting of the holders of our priority shares determines the compensation of the Supervisory Board.

Management

Management manages our affairs under the supervision of the Supervisory Board. The holders of our priority shares determine the number of members of Management, but in all cases Management consists of at least three natural persons. The Supervisory Board appoints members of management and, following consultation with the general meeting of shareholders, may remove members of Management. Our Supervisory Board also appoints our President from within Management.

Remuneration and other conditions of employment for the members of Management are determined by the Supervisory Board.

We are represented by the members of the Supervisory Board in any case in which we have a conflicting interest with one or more members of Management.

Share capital

Our authorized share capital consists of:

•	1,875 priority shares,

•	37,500,000 cumulative preference shares A,

•	75,000,000 preference shares B,

•	18,750,000 cumulative preference shares C,

•	18,750,000 common shares C, and

•	149,998,125 common shares.

Each share in the classes listed has a par value of two euro. As of the date of this annual report there were no preference shares B or common shares C outstanding.

Common shares are, at the election of the holder, issued either as bearer shares or registered in the holder’s name. In the United States, registered common shares are evidenced either by certificates or by entries in the book-entry system maintained by The Depository Trust Company (New York registry shares). Priority shares, common shares C and each series of preference shares are registered in the name of the holder. Our common shares in bearer form are listed on Euronext Amsterdam. Our New York registry shares are listed on the New York Stock Exchange.

Dividend rights

We pay profits as dividends after setting aside amounts to establish or increase reserves. A general meeting of shareholders determines the amounts set aside as reserves, if any, on the proposal of Management after approval of the proposal by the Supervisory Board. We may not pay dividends if the payment would reduce stockholders’ equity below the sum of nominal share capital and any reserves required by Dutch law or our articles of association.

We are required to distribute our profits, after setting aside any reserves, as follows:

Priority shares

First, the holders of priority shares receive the statutory interest percentage prevailing on the last day of the fiscal year concerned to a maximum of 5% of the paid-in capital per priority share. To the extent that our profits are not sufficient to make this distribution, we must make subsequent distributions to the holders of priority shares until the shortfall is fully paid before we can distribute profits to holders of other classes of shares.

Cumulative preference shares A

Next, the holders of cumulative preference shares A receive 6% of the par value of their cumulative preference shares A.

To the extent that our profits are not sufficient to make full payment of this dividend on the cumulative preference shares A, the shortfall is paid and charged to our reserves, to the extent that such action is not contrary to the provisions of Article 105, paragraph 2 of Book 2 of the Dutch Civil Code. To the extent that the payment cannot be charged to the reserves, then we must make subsequent distributions to the holders of cumulative preference shares A until the shortfall is fully paid before we can make distributions to the holders of classes of shares listed below.

Preference shares B

Next, the holders of preference shares B receive 5% of the par value of their preference shares B. The holders of preference shares B then receive 0.5% of the par value of their preference shares B for each percent of the ratio (expressed as a percentage) of our profits to our operating revenues. This dividend percentage cannot exceed the dividend percentage received on the common shares and common shares C described in the first paragraph under “Common Shares and Common Shares C” below.

Cumulative preference shares C

Next, the holders of cumulative preference shares C receive the average of the effective yield on a basket of loans by the State of the Netherlands. This dividend is currently equal to 4.98% of the paid-in capital per share. This rate is recalculated every eight years and will be next recalculated on August 14, 2006. Depending on the prevailing market circumstances at the time and subject to the approval of the Supervisory Board, Management may augment the recalculated rate of the cumulative preference shares C dividend by a supplement of no more than 135 basis points.

To the extent that our profits are not sufficient to make full payment of this dividend on the cumulative preference shares C, the shortfall is paid and charged to our reserves, to the extent that such action is not contrary to the provisions of Article 105, paragraph 2 of Book 2 of the Dutch Civil Code. To the extent that the payment cannot be charged to the reserves, then we must make subsequent distributions to the holders of cumulative preference shares C before we can distribute profits to holders of our common shares or common shares C.

Common shares and common shares C

Next, the holders of common shares and the holders of common shares C receive 5% of the par value of their shares.

Finally, the holders of common shares and the holders of common shares C receive payments in proportion to the par value of their shares to the extent the shareholders in a general meeting have not made further appropriations for reserves in addition to any reserves established as described above.

Other matters relating to dividends and distributions.

On the recommendation of Management and after approval of that recommendation by the Supervisory Board and the holders of priority shares, the general meeting of shareholders may decide that payments to shareholders will be wholly or partly effected by issuing shares of the same type of our capital stock as the type of shares to which those payments relate.

Subject to the approval of the Supervisory Board, Management may to the extent permitted by law:

•	pay one or more interim dividends against the required dividend, or

•	make a distribution to the holders of common shares and the holders of common shares C out of our freely distributable reserves other than our paid-in surplus reserves.

Except in the case of our dissolution, we may not make distributions on the priority shares and preference shares other than the distributions described above.

The person entitled to a dividend, interim dividend or other distribution on a registered share is the person in whose name the share appears in our register of shareholders on the date fixed for that purpose by Management.

The person entitled to a dividend, interim dividend or other distribution on a bearer share is the person holding the share on a date fixed for that purpose by Management. In order to be entitled to exercise his or her rights the holder of a bearer share must cause his or her dividend sheet to be in the custody of a designated depositary on that date.

The right to claim payment of a dividend, interim dividend or other distribution is barred beginning five years after the date on which it was made payable.

Voting rights

Each share entitles the holder to cast one vote, unless that right has been vested in a usufructuary or pledgee at the granting of the usufruct or the pledge, in which case the usufructuary or the pledgee may exercise the voting right as long as his right of usufruct or his pledge has not expired. At a general meeting of shareholders, all classes of shares vote together as a single class.

Dissolution

In the event of our dissolution, our debts and the costs of dissolution will be paid from our assets first. The remaining balance will be distributed in the order stated below so far as the available balance permits:

•	first, to the holders of priority shares, in an amount equal to the paid-in capital for every priority share held,

•	next, to the holders of the other shares in an amount equal to the par value of those shares,

•	next, to the holders of priority shares in an amount equal to any dividends accrued and unpaid on their priority shares,

•	next, to the holders of cumulative preference shares A in an amount equal to any dividends accrued and unpaid on their cumulative preference shares A, and

•	finally, to the holders of common shares and common shares C in proportion to the par value of their shares.

Redemption and sinking fund provisions

Subject to applicable Dutch law, we may acquire our fully paid shares for consideration for our own account. Our acquisition of shares requires the authorization of the general meeting of shareholders based upon a proposal by our Supervisory Board. There are no provisions of our articles of association that provide for or prohibit a sinking fund.

Liability to further capital calls

All of our outstanding common shares are fully paid and non-assessable.

Discriminating provisions

There are no provisions of our articles of association that discriminate against a shareholder because of his or her ownership of a particular number of shares.

Pre-emptive rights

When we issue common shares or common shares C against payment in cash, the holders of common shares and the holders of common shares C obtain pre-emptive rights in proportion to their holdings of common shares and common shares C.

The person entitled to pre-emptive rights on a registered share is the person in whose name the share appears in our register of shareholders on the date fixed for that purpose by Management.

The person entitled to preemptive rights on a bearer share is the person holding the share on a date fixed for that purpose by Management. In order to be entitled to exercise his or her rights the holder of a bearer share must cause his or her dividend sheet to be in the custody of a designated depositary on that date.

Shareholders have no pre-emptive rights with respect to shares issued to our employees.

Holders of cumulative preference shares A, preference shares B and cumulative preference shares C have no pre-emptive rights with respect to shares to be issued.

The general meeting of shareholders or Management may limit or exclude pre-emptive rights with the approval of the Supervisory Board and the approval of the meeting of the holders of priority shares. Management may only limit or exclude pre-emptive rights to the extent that the general meeting of shareholders has designated Management to do so, up to a maximum period of five years. At our June, 2002 annual general meeting of shareholders, our shareholders approved a resolution granting Management the right to limit or exclude pre-emptive rights through December 25, 2003. A similar resolution will be presented to our shareholders at our June, 2003 annual general meeting of shareholders.

Changing the rights of holders of shares

The rights of holders of stock can only be changed by an amendment to our articles of association. Resolutions amending our articles of association may be adopted only by a general meeting of shareholders, after a proposal giving notice to the effect is approved by a general meeting of holders of priority shares by a majority of at least two-thirds of the number of votes cast.

A copy of any resolution including the exact text of the proposed amendment to our articles of association is made available to shareholders free of charge for inspection at our principal office from the date of the notice of the general meeting of shareholders to the conclusion of that meeting.

Resolutions amending our articles of association that would change the rights of the holders of priority shares must also be approved by a meeting of the holders of priority shares at which at least three-quarters of the issued priority share capital is represented and at which the approval is given by at least two-thirds of the votes cast. If the required number of priority shares is not represented at the meeting of priority shareholders, a new meeting is called within one month of the previous meeting, at which, irrespective of the number of priority shares represented, the resolution to amend the articles of association may be adopted by an absolute majority of the votes cast.

General meetings of shareholders

Management or the Supervisory board calls the annual general meeting of shareholders, which is held no later than during the month of September. We normally hold our annual general meeting of shareholders in June.

Other general meetings of shareholders are held as often as Management or the Supervisory Board considers them necessary. These meetings may also be held if one or more shareholders representing in the aggregate at least one-tenth of the issued shares makes a demand in writing to Management and the Supervisory Board, specifying the subjects to be dealt with, and has deposited the share certificates, if any, representing their shares. If neither Management nor the Supervisory Board, who in this case have concurrent authority, complies with the request in time to permit the meeting to be held within six weeks after the request, the person or persons making the request may be authorized by the presiding judge of the District Court (Arrondisementsrechtbank) in Amsterdam, in accordance with the applicable provisions of law, to call the meeting.

At least three weeks in advance of a meeting, we must give notice of the meeting to shareholders by publication in The Netherlands and by mail to holders of registered shares.

All shareholders may attend any general meeting of shareholders, either in person or by proxy duly authorized in writing. Holders of bearer shares must have deposited their share certificates before the meeting at such time and place as is designated in the notice calling the meeting, and holders of registered shares must have notified Management before the meeting, by means of a registered letter, of their intention to attend the meeting. The ultimate date for deposit of shares and for notification is not earlier than seven days before the meeting.

General meetings must be held in Amstelveen, Amsterdam, The Hague, Haarlemmermeer, Rotterdam or Utrecht.

Limitations on rights to own shares

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, under our articles of association or the laws of The Netherlands.

Change in control provisions

The option agreement with the State of The Netherlands with respect to preference shares B may have the effect of delaying, deferring or preventing a change of control.

Obligations of shareholders to disclose holdings

No provision of our articles of association requires disclosure of ownership of shares.

The Dutch Act on Disclosure of Holdings in Listed Companies 1996 applies to any person who, directly or indirectly, acquires or disposes of an interest of a specified size in the voting rights and/or the capital of a public limited company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area. This person is required to notify us and the Financial Markets Authority of The Netherlands (Autoriteit Financiële Markten) in writing immediately after the acquisition or disposal of shares if, as a result of the acquisition or disposal, the change in the percentage of voting rights or capital interest held by the shareholder is sufficient to bring the shareholder within a different specified category of share ownership. The categories referred to in the Disclosure Act are based on the percentage of voting rights or capital interests held by a person: 0-5%, 5-10%, 10-25%, 25-50%, 50-66.6% and greater than 66.6%.

The Disclosure Act also requires members of Management and the Supervisory Board to disclose their holdings of our shares.

Failure to comply with the Disclosure Act constitutes an economic offense. In addition, a civil court can issue sanctions against any person who fails to notify, or incorrectly notifies us and the Financial Markets Authority in accordance with the Disclosure Act. Possible court sanctions include the suspension of voting rights with respect to the shares held by the offending person.

Discharge of liabilities (decharge)

After the annual accounts have been approved at an annual general meeting of shareholders, our shareholders are requested to adopt a separate resolution releasing the members of Management and the members of the Supervisory Board from actual or potential liabilities in connection with the execution of their duties during the financial year. The release obtained by Management is limited to the facts in the financial statements and facts otherwise disclosed to the annual general meeting of shareholders prior to the approval of the financial statements. In any event, the scope of a discharge from liabilities is subject to limitations imposed by law.

Changes in capital

The conditions imposed by our articles of association for changes in capital are not more stringent than required under Dutch law.

Transfer of shares

In The Netherlands, bearer common shares listed on Amsterdam Euronext, together with the related dividend sheet are transferable through the book-entry transfer system maintained by Nederlandse Centraal Instituut voor Giraal Effectenverkeer. The transfer of record of a registered share requires a deed of transfer and, unless we are a party to the transaction concerned, our written acknowledgement of the transfer.

In the United States, registered common shares are evidenced either by certificates or by entries in the book-entry system maintained by The Depository Trust Company (DTC). Transfer of registered certificates is effected by presenting and surrendering the certificates to JP Morgan Chase & Co., our transfer agent in New York. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes. The transfer of uncertificated shares is effected by the transfer agent’s causing the appropriate electronic transfer to be made in DTC’s book-entry system.

C.     Material contracts

We have entered into employment agreements with members of Management. See Exhibit 4.1 to this annual report and note 35 to our consolidated financial statements.

During the previous two years, we have negotiated and secured purchase commitments with each of The Boeing Company and Airbus S.A.S. to acquire aircraft for our fleet. Copies of these contracts are attached to this annual report as Exhibit 4.2.

D.     Exchange controls

There are no laws, decrees, regulations or other legislation currently in force in The Netherlands restricting the import or export of capital, including the availability of cash and cash equivalents for our use or that affect remittances of dividends, interest or other payments to non-resident holders of our securities. Cash dividends payable in euro may be officially transferred from The Netherlands and converted into any other convertible currency.

There are no limitations, under the laws of The Netherlands or our articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights with respect to our common shares.

E.     Taxation

Each prospective investor should consult its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning and disposing of our common shares.

Dutch tax

Withholding tax.

We are generally required to withhold tax at a rate of 25% on dividends. This tax does not apply to stock dividends that are payable out of our paid-in surplus capital account. Pursuant to the provisions of the Tax Convention of December 18, 1992, between the United States and The Netherlands (the Treaty), the rate of withholding tax on dividends paid by us to a shareholder that is a resident of the United States for purposes of the Treaty and that qualifies for benefits under the Treaty (a U.S. treaty shareholder) is reduced to 15%. For purposes of this discussion, a “U.S. shareholder” is a holder of common shares that is:

•	a resident of the United States,

•	a corporation organized under the laws of the United States or of any state or territory of the United States, or

•	any other person subject to United States Federal income tax on a net income basis, provided that the holder is not also a resident of The Netherlands or any other country.

The reduced rate of withholding discussed above will not apply if:

•	the U.S. treaty shareholder carries on business in The Netherlands through a permanent establishment or performs independent personal services from a fixed base situated in The Netherlands, and

•	the common shares with respect to which the dividends are paid form part of the business property of that permanent establishment or pertain to that fixed base.

Moreover, the rate of withholding tax is generally reduced to 0% under the Treaty in the case of dividends paid to a United States resident trust, corporation or other organization that is generally exempt from United States Federal income tax and that is either:

•	constituted and operated exclusively to administer or provide benefits under a fund or plan established to provide pension, retirement or other employee benefits, or

•	operated exclusively for religious, charitable, scientific, educational or public purposes, if the trust, corporation or other organization would be exempt in The Netherlands if it were organized, and carried on all its activities, in the Netherlands.

In order to qualify for the reduction of or exemption from the withholding tax described above, a U.S. shareholder may be required to satisfy certain certification requirements or otherwise provide documentation of its status as a U.S. treaty shareholder.

Where shares are beneficially or legally owned by a resident or corporation of any country other than the United States or The Netherlands, the determination of whether the resident or corporation will be eligible for a full or partial exemption or refund of Dutch withholding tax will be governed by Dutch internal law or the terms of any income tax convention which may be in effect between The Netherlands and the holder’s country of residence or incorporation.

Gift or estate tax

No gift, estate or inheritance tax is payable in The Netherlands on a gift of common shares by, or on the death of, a holder that is neither resident nor deemed resident in The Netherlands, unless the gift is construed as made by or on behalf of a person who is resident or deemed resident of The Netherlands or unless the common shares are attributable to a permanent establishment or permanent representative in The Netherlands of the holder’s trade or business.

Capital gains tax

Capital gains upon sale or exchange of common shares by an individual or corporation that is neither resident nor deemed resident in The Netherlands are generally exempt from Dutch income tax or withholding tax, unless the common shares are attributable to a permanent establishment or permanent representative in The Netherlands of the holder’s trade or business.

United States Federal income tax

The following discussion is a summary of material U.S. Federal income tax consequences of the ownership of common shares by holders that will hold the common shares as capital assets. It does not purport to be a comprehensive description of all the tax consequences to holders of common shares. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies,

•	tax-exempt entities,

•	regulated investment companies,

•	persons that will hold the common shares as part of a hedging or conversion transaction or as a position in a straddle or as part of a synthetic security or other integrated financial transaction for U.S. Federal income tax purposes,

•	holders that are subject to mark-to-market rules,

•	persons that have a functional currency other that the U.S. dollar,

•	persons that own or are deemed to own 10% or more, by voting power, of our voting stock, and

•	persons who hold common shares through partnerships or other pass-through entities.

Further, this summary does not address alternative minimum tax consequences or the indirect effects on holders of equity interests in a holder of common shares. This summary does not describe any tax consequences arising under any laws other than the U.S. Federal income tax laws.

This summary is based on the Internal Revenue Code of 1986 (the Code), U.S. Treasury Regulations and judicial and administrative interpretations, in each case as in effect and available on the date of this annual report. These laws, regulations and interpretations are subject to change, and any change could apply retroactively and affect the tax consequences described below.

For purposes of this summary a “U.S. holder” is a beneficial owner of common shares that is, for U.S. Federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia),

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source,

•	or a trust, if:

(1)	a court within the United States is able to exercise primary supervision over its administration, and

(2)	one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares should consult its own tax advisor. A “non-U.S. holder” is a beneficial owner of common shares that is not a U.S. holder.

Dividends and other distributions

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder in respect of common shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles. The U.S. holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and the adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale of exchange of property. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits for U.S. Federal income tax purposes, the distribution will generally be taxable as a dividend even if that distribution would otherwise have been treated as a non-taxable return of capital or as capital gain.

Dividends received by a U.S. holder with respect to common shares will be treated as foreign source income for the purposes of calculating that U.S. holder’s foreign tax credit limitation. Subject to some conditions and limitations, and subject to the discussion in the next paragraph, Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of some U.S. holders, “financial services income.” In some circumstances, a U.S. holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the U.S. holder:

•	has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the record date for the dividend, during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends, or

•	holds the common shares in arrangements in which the U.S. holder’s expected profit, after non-U.S. taxes, is insubstantial.

In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld will generally (subject to limitations and conditions) be eligible for the U.S. holder’s foreign tax deduction or credit as described above. However, under some circumstances we may be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of:

•	3% of the portion of the gross amount of the dividend paid by us that is subject to Dutch dividend withholding tax, and

•	3% of the gross amount of the dividends and profit distributions received by us from qualifying non-Netherlands subsidiaries in the current calendar year (up to the date of the distribution) and the two preceding calendar years, to the extent that the dividends and profits distributions have not yet been taken into account for purposes of establishing this reduction.

Although this credit reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax we are required to withhold from dividends. In these circumstances, to the extent that we are not required to remit the funds to the Dutch tax authorities, the withholding tax likely will not qualify as a creditable tax for U.S. foreign tax credit purposes.

Investors are urged to consult their tax advisers regarding the general creditability or deductibility of Dutch withholding taxes and, in particular, the effect of our potential ability to receive a credit with respect to dividends received from any of our qualifying non-Netherlands subsidiaries.

The amount of any distribution paid in euro, including the amount of any withholding tax on that distribution, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the euro calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received, regardless of whether the euro received are converted into U.S. dollars. If the euro are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euro received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the euro equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euro received will be treated as ordinary income or loss and generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the backup withholding rules discussed below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on common shares unless that income is effectively connected with the conduct by that Non-U.S. holder of a trade or business in the United States.

Sale or other disposition of common shares

A U.S. holder will generally recognize gain or loss for U.S. Federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the amount realized (or its U.S. dollar equivalent, determined at the spot rate on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date), if the amount is determined in a foreign currency) from the sale or exchange and the U.S. holder’s tax basis for the common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States, except that losses will be treated as foreign source to the extent the U.S. holder received dividends that were includable in the financial services income category for purposes of calculating the foreign tax credit limitation during the 24-month period prior to the sale.

Investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the common shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

If a U.S. holder receives foreign currency upon a sale or exchange of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of that foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if the foreign currency is converted into U.S. dollars on the date received by the U.S. holder, the U.S. holder generally will not be required to recognize any gain or loss on that conversion.

Subject to the backup withholding rules discussed below, a non-U.S. holder generally will not be subject to U.S. Federal income or withholding tax on any gain realized on the sale or exchange of common shares unless:

•	that gain is effectively connected with the conduct by that non-U.S. holder of a trade or business in the United States,

•	in the case of any gain realized by an individual non-U.S. holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or

•	the non-U.S. holder is subject to tax pursuant to provisions of the Code applicable to some expatriates.

PFIC considerations

A corporation organized outside the United States generally will be classified as a PFIC for U.S. Federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income, or

•	on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from commodities and securities transactions. Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. However, because this is a factual determination made annually at the end of each taxable year, it is possible that we will be considered a PFIC in the current or any future years. Our status in any taxable year will depend on our assets and activities in each year and is subject to change.

If we were a PFIC in any year during which a U.S. holder owns common shares, the U.S. holder would be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of the common shares (whether or not we continued to be a PFIC). A U.S. holder has an excess distribution to the extent that distributions on the common shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or if shorter, the U.S. holder’s holding period). To compute the tax on excess distributions or any gain:

•	the excess distribution or gain is allocated rateably over the U.S. holder’s holding period,

•	the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and

•	the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. holder makes a valid “mark-to-market” election (in which case, subject to limitations, the U.S. holder would be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its common shares at the end of a taxable year as ordinary income (or, subject to limitations, ordinary loss) in calculating its income for such year). In addition, gains from an actual sale or other disposition of the common shares will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any mark to market gains for prior years. A U.S. holder will be eligible to make the “mark-to-market” election with respect to common shares provided that the common shares are “marketable” within the meaning of U.S. Treasury Regulations.

Prospective investors should consult their own tax advisors regarding whether the common shares are marketable for purposes of a mark-to-market election. Mark-to-market elections cannot be revoked without the consent of the U.S. Internal Revenue Services (IRS) unless the shares cease to be marketable.

If we were to provide necessary information to U.S. holders, some of the above rules could also be avoided if a U.S. holder is eligible for and timely makes a valid qualified electing fund election, in which case the U.S. holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains. We do not, however, intend to provide to U.S. holders the information regarding this income that would be necessary in order for a U.S. holder to make a qualified electing fund election with respect to the common shares.

If we were a PFIC, each U.S. holder would be required to make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest.

Backup withholding tax and information reporting requirements

Backup withholding and information reporting requirements may apply to payments to U.S. holders of dividends on the common shares and to the proceeds of a sale or redemption of a common share. We, our agent, a broker or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding (currently at a rate of 30%), if the U.S. holder fails to:

•	furnish the U.S. holder’s taxpayer identification number,

•	certify that the U.S. holder is not subject to backup withholding, or

•	otherwise comply with the applicable requirements of the backup withholding rules.

Some U.S. holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-U.S. holders who hold their common shares through a U.S. broker or agent or through the U.S. office of a non-U.S. broker or agent may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of common shares generally may be claimed as a credit against that holder’s U.S. Federal income tax liability provided that the required information is furnished to the IRS.

Holders of common shares should consult their own tax advisers as to their qualification for exemption from backup withholding and the procedures for obtaining an exemption.

F.     Dividends and paying agents

Not applicable.

G.     Statements by experts

Not applicable.

H.     Documents on display

We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934 and file annual reports and other information with the Securities and Exchange Commission. You may read and copy any document filed with or furnished to the SEC by us without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington D.C. 20549. Our SEC filings are also available to the public through commercial document retrieval services and the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. or those in other locations.

As permitted by the SEC, this annual report does not contain all the information comprising this annual report on Form 20-F. The SEC permits us to incorporate by reference information into this annual report, which means that:

•	incorporated documents are considered part of this annual report, and

•	we can disclose important information by referring to those documents.

I.     Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative disclosures about market risk

As of the date of this annual report, we are exposed to market risks caused by movements in foreign exchange rates, interest rates and fuel prices. We constantly work toward reducing these risks. In addition, we have engaged in various hedging transactions, making use of derivatives in part, that are subject to internal guidelines. We do not hold derivatives for trading purposes. To minimize the credit risk of financial instruments, KLM enforces specific procedures and codes of conduct relating in part to the creditworthiness of contract parties. In long-term derivatives only counter-parties with a minimum AA--rating (based on assessments of credit agencies with a good standing) are selected. For derivatives with a maturity of less than 12 months, counter-parties with an A-rating are selected.

For each category of risk, the effect of exchange rate, interest rate and fuel price movements on the fair value of financial instruments is explained in detail below. No account is taken of the consequences that these movements would have on the general economic situation, nor is any taken for management decisions to reduce the risks brought about by these movements. Our market risk exposure in the 2002/2003 fiscal year compared to the previous fiscal year did not change materially.

Quantitative disclosures about market risk

Foreign currency

In our operating cash flows, we have a surplus in all major foreign currencies with the exception of the U.S. dollar, in which we have a limited deficit. We use forward contracts, options and other financial instruments to hedge expected cash flows in foreign currency. With regard to translation risk, our policy is to match assets and liabilities in foreign currency. In principle, we do not hedge our share in the results and equity of our holdings. The sensitivity analysis is based on a sudden 10% fall in exchange rates compared to the level observed on March 31, 2003, if all other variables (including interest rates) remain constant. As of March 31, 2003, a 10% decline in the euro against all major foreign currencies (U.S. dollar, Japanese yen, British pound) would have reduced the fair value of financial instruments by approximately EUR 32 million.

Interest rate

Our interest rate policy is to minimize long-term net funding costs within an agreed framework of interest rate sensitivity. This is achieved mainly through the use of interest rate swaps. As of March 31, 2003, 63% of our outstanding debt carried a fixed rate of interest and 37% a variable rate. The average rate of interest on borrowings (excluding subordinated perpetuals) was 4.8%. The sensitivity analysis is based on a sudden 100-basis-point movement in interest rates compared to the level observed on March 31, 2003, if all other variables (including foreign exchange rates) remain constant. Based on our net interest-bearing debt position as of March 31, 2003, a 100-basis-point movement in interest rates would have affected the fair value of our net interest-bearing debt by approximately EUR 121 million. The potential effect on financial income and expense would have been approximately EUR 8 million.

Commodity risks (fuel prices)

Utilizing forwards and combinations of written put options and purchased call options, we generally hedge the purchase price in U.S. dollars of a portion of our fuel requirements in order to reduce the risk of fuel price movements. During the past financial year, we hedged 63% of our dollar-priced fuel requirements. The positive effect of these hedging transactions amounted to EUR 53 million. In comparison with the 2001/2002 financial year, average fuel prices including these derivative commodity instruments decreased by 1%. The sensitivity analysis is based on a sudden 10% movement in fuel prices compared to the level observed on March 31, 2003, with the U.S. dollar exchange rate remaining constant. Such a movement would have affected fuel costs by approximately EUR 63 million (at the March 31, 2003 U.S. dollar exchange rate of $1.09 per EUR 1.00), taking into account hedging contracts concluded as of the 2002/2003 fiscal year-end.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II:

ITEM 13. DEFAULTS, DIVIDENDS ARREARRAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this annual report, we conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information about us and our consolidated subsidiaries that is required to be disclosed by us in the reports that we file or submits under the Securities Exchange Act of 1934. They further concluded that our disclosure controls and procedures will ensure the recording, processing, summarizing and reporting of that information within the time periods specified in the Securities and Exchange Commission rules and forms.

Subsequent to the date of this evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

ITEM 16.

Not applicable.

PART III:

ITEM 17. FINANCIAL STATEMENTS

We are furnishing our Financial Statements pursuant to Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-46 and page S-1, which are incorporated by reference in this annual report.

ITEM 19. EXHIBITS

1.1	Articles of Association of KLM (incorporated by reference to Exhibit 1 to our annual report on Form 20-F filed with the SEC as of June 21, 2002)

4.1	Form of Employment Agreement with Members of Board of Management

4.2	A330 Purchase Agreement between Airbus and KLM dated as of November 13, 2002 (KLM has requested that the Commission grant confidential treatment for certain portions of this document)

4.3	Purchase Agreement No. 2399, including exhibits and side letters thereto, between the Company and Boeing, dated August 19, 2002, relating to the purchase of Boeing 777 aircraft, (KLM has requested that the Commission grant confidential treatment for certain portions of this document).

12.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE LUCHTVAART MAATSCHAPPIJ N.V. (KLM Royal Dutch Airlines)

By:	LEO M. VAN WIJK
L. M. van Wijk
President and Chief Executive Officer

By:	ROBERT A. RUIJTER
R. A. Ruijter
Managing Director and Chief Financial Officer

Date: June 12, 2003

Section 302 Certification

by the

President & Chief Executive Officer

I, Leo M. van Wijk, certify that:

1.     I have reviewed this annual report on Form 20-F of KLM Royal Dutch Airlines;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 12, 2003

LEO M. VAN WIJK

Title: President & Chief Executive Officer

Section 302 Certification

by the

Chief Financial Officer

I, Robert A. Ruijter, certify that:

1.     I have reviewed this annual report on Form 20-F of KLM Royal Dutch Airlines;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 12, 2003

ROBERT A. RUIJTER

Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Consolidated Financial Statements Accounting Policies	F-3
Consolidated Balance Sheet as of March 31, 2003 and 2002	F-7
Consolidated Statements of Earnings for the years ended March 31, 2003, 2002 and 2001	F-8
Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2002 and 2001	F-9
Notes to the Consolidated Financial Statements	F-10
Company Financial Statements Company Balance Sheet as of March 31, 2003 and 2002	F-39
Company Statements of Earnings for the years ended March 31, 2003, 2002 and 2001	F-39
Notes to the Company Financial Statements	F-40
Financial Statement Schedules	S-1

Independent Auditors’ Report

To the Management Board and Supervisory Board of KLM Royal Dutch Airlines and Subsidiaries:

We have audited the financial statements of KLM Royal Dutch Airlines and its Subsidiaries (the “Company”) as listed in the index on page F-1 and included on the pages F-3 through F-46. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the index on page S-1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KLM Royal Dutch Airlines and its Subsidiaries at March 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with generally accepted accounting principles in The Netherlands. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in The Netherlands vary in certain respects from those, generally accepted in the United States. Application of accounting principles generally accepted in the United States would have required the adjustments described under Note 28 to the consolidated financial statements of KLM Royal Dutch Airlines and in our opinion are fairly reflected in all material respects.

Amstelveen, The Netherlands June 12, 2003	KPMG Accountants N.V.

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING POLICIES

General

The company financial data of KLM are incorporated in the consolidated balance sheet and the consolidated statement of earnings. The company statement of earnings is presented in simplified form in accordance with article 402, Title 9, Book 2, of The Netherlands Civil Code. All amounts are in millions of euros unless stated otherwise.

Changes in accounting policies

There were no changes in accounting policies during fiscal year 2002/2003.

Basis of consolidation

The consolidation includes the financial data of KLM and its Group companies. Group companies are those holdings with which KLM forms a financial and organizational entity and over which KLM exercises direct or indirect control. Group companies are consolidated in full. The share of third parties in the Group result and Group equity is stated separately.

A list of capital interests within the meaning of articles 379 and 414, Title 9, Book 2, of The Netherlands Civil Code has been filed with the Trade Register of the Chamber of Commerce in Amsterdam.

Accounting Policies

General

The balance sheet and the statement of earnings are prepared under the historical cost convention unless stated otherwise. For information regarding U.S. GAAP please refer to note 28 to the consolidated accounts.

Foreign currency

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at balance sheet date.

Unearned revenues relating to future transportation commitments included under current liabilities are carried at the euro value at the date on which the transportation commitment was made.

Exchange rate differences arising on the translation of assets and liabilities are taken to the statement of earnings as other operating expenses. Exchange rate differences arising on the translation of purchased goodwill, the share in the permanent financing of foreign holdings and the share in the equity and results of those holdings are taken directly to stockholders’ equity.

Amounts in the statement of earnings denominated in foreign currencies are translated at weighted average monthly exchange rates.

The most important exchange rates at balance sheet date were:

	March 31, 2003	March 31, 2002

1 U.S. dollar (USD)	EUR 0.94	EUR 1.13
1 pound sterling (GBP)	EUR 1.47	EUR 1.61
1 Swiss franc (CHF)	EUR 0.68	EUR 0.68
100 Japanese yen (JPY)	EUR 0.79	EUR 0.87

Derivatives

KLM uses derivatives to hedge its exposure to fuel prices, foreign currencies and interest rates. In accordance with SFAS 133/138, derivatives are carried in the balance sheet at fair value as financial fixed assets and long-term debt.

Revenues or expenses arising from movements in the fair value of derivatives are in principle recognized in the statement of earnings.

Movements in the fair value of derivatives that are held as effective hedges to exposures that influence the fair value of assets, liabilities and unrecognized firm commitments (‘fair value hedges’) are recognized together with the movements in the fair value of the underlying positions in the statement of earnings. Where hedges are no longer effective, the derivatives are carried at fair value without the underlying positions being adjusted for movements in fair value. In such circumstances, only movements in the value of derivatives are recognized in the statement of earnings.

Movements in the fair value of derivatives that are held as effective hedges of future cash flows (‘cash flow hedges’) are included under Other reserves up to the date on which the effects of the results on the underlying positions materialize. As of that date, value movements included in Other reserves are taken to the statement of earnings together with those effects on the underlying positions.

Where hedges are no longer effective, the derivatives are carried at fair value and value movements are released to the statement of earnings as from that date. The accumulated results included in Other reserves are released to the statement of earnings together with the effects of the results on the remaining underlying exposure. If there is no longer an exposure, the results included in Other reserves are released directly to the statement of earnings.

Intangible fixed assets

Purchased goodwill is capitalized and amortized on a straight-line basis. The amortization period is determined for each individual holding up to a maximum of twenty years based on the period in which the interest acquired is expected to contribute to results. Due account is taken of lower realizable value, defined as the higher of net selling price and value in use. Value in use is defined as discounted estimated future operating cash flow.

Substantial investments in software are capitalized insofar as the software is essential to bring about changes in core business processes that lead directly to future revenue increases or cost savings. Software is carried at cost less amortization, or lower realizable value. Cost includes both expenses incurred internally and expenditure paid to third parties. The amortization period for software is determined on the basis of the useful life of each investment up to a maximum period of ten years. As from the date on which it is taken into service, software is fully amortized on a straight-line basis over the amortization period. Until it is taken into service, software is capitalized as a prepayment under Intangible fixed assets.

Tangible fixed assets

Aircraft, spare engines and spare parts are carried at cost (including purchase expenses, such as financing expenses up to the date aircraft are taken into service) less depreciation, or lower realizable value, defined as the higher of net selling price and value in use. Value in use is defined as discounted estimated future operating cash flow.

Aircraft held under financial lease agreements are also included under this heading following the same valuation policy.

KLM has a foreign Group company that uses the U.S. dollar to value and depreciate aircraft that are purchased in U.S. dollars and related financing. For their inclusion in the consolidated financial statements of KLM, these aircraft are translated into euros at the U.S. dollar exchange rate ruling at balance sheet date. The net book value of these aircraft is included under Tangible fixed assets.

Aircraft are depreciated on a straight-line basis over their useful lives to estimated residual values of 0% to 25%. Depending on the type of aircraft, the useful life varies from 10 to 25 years.

Spare engines are depreciated to their estimated residual value on a straight-line basis over the remaining estimated useful life of the engine type. Spare parts are depreciated to their estimated residual value on a straight-line basis over the remaining estimated useful life of the associated aircraft or engine type.

Heavy maintenance costs are capitalized and depreciated on a straight-line basis over the period to the next heavy maintenance. These costs include both internal costs and external expenditures. Significant modernization and improvement costs are capitalized and depreciated over, at maximum, the remaining life of the aircraft concerned.

Other tangible fixed assets are carried at cost less straight-line depreciation, or lower realizable value. Financing costs for major projects are included in cost until the date of first usage. Straight-line depreciation to residual value is based on the following estimated useful lives:

Buildings (land is not depreciated)	10 - 40 years
Inventories, machines and installations	3 - 15 years
Vehicles and other tangible fixed assets	5 - 20 years

Tangible fixed assets are translated at the exchange rates ruling at the date of payment or at the date deposits in foreign currencies are applied or at the exchange rates of forward exchange contracts.

Tangible fixed assets on order are carried in the balance sheet at the amount of advance payments made. Remaining balances due are included in the Notes to the consolidated balance sheet under commitments and contingent liabilities.

Financial fixed assets

Holdings in which KLM exercises a significant influence on the business and financial policies are carried at net-equity value, where possible in accordance with KLM’s accounting policies, less any exceptional diminutions in value. Holdings in which KLM does not exercise a significant influence on the business and financial policies are carried at cost less any exceptional diminutions in value.

KLM’s share in the holdings carried at net asset value is included under Results of holdings in accordance with KLM’s accounting policies. Dividends declared by holdings carried at cost are included in Results of holdings.

Accounts receivable from holdings and other financial fixed assets are carried at face value less necessary provisions. Amounts falling due within one year are included under Current assets.

KLM holds a portfolio of zero-coupon triple A bonds to hedge the foreign exchange exposure on part of the financial lease commitments. These securities are at the free disposal of KLM and are included under Financial fixed assets at cost plus realized interest.

For the valuation of derivatives, reference is made to the notes above.

Other Financial fixed assets are valued at the lower of face value or realizable value.

Operating supplies

Supplies are carried at average cost net of a provision for economic obsolescence where applicable. Supplies are translated at the exchange rates ruling at the date of receipt of the materials.

Accounts receivable

Accounts receivable are carried at face value less necessary provisions for bad debts.

Marketable securities and cash

Marketable securities other than the Triple A bonds recognized under Financial fixed assets are carried at market value. Realized and unrealized results are recognized in the statement of earnings under Financial income and expense.

Cash on hand, demand deposits and time deposits are carried at face value less necessary provisions for transfer risk.

Deferred credits

Deferred credits are carried at face value and are credited to the statement of earnings generally in accordance with movements in the related items. A maximum of twenty years is maintained for investment grants received under the Investment Account Act.

Provisions

Provisions are carried at face value with the exception of the provision for postretirement health insurance costs and the provision for the Frequent Flyer program. These provisions are carried at the present value of future commitments discounted at 5.5% and 9% respectively.

All pension commitments have been placed with independent pension funds. Expenses relating to pension benefits accrued by employees are allocated to the years in which the employees performed the work on which the benefits are based. Postretirement health insurance costs are determined in accordance with SFAS 106, Postretirement Benefits other than Pensions.

Long-term debt

Long-term debt is carried at face value. Debt hedged by means of fair value hedges, however, is adjusted for movements in the fair value of the positions hedged.

Financial lease obligations are initially stated at net present value, discounted at the contracted interest rate. Loans to finance companies in this respect are set off against lease obligations, provided offsetting of receivables and debts is legally permitted or agreed upon. Long-term debt falling due within one year is included under Current liabilities.

Current liabilities

Current liabilities are carried at face value.

Operating revenues

Traffic revenue includes revenues from transportation performed, translated at exchange rates ruling at the date on which the transportation commitment was made. Other revenue comprises proceeds on deliveries and services to third parties at the date that goods are delivered or services performed.

Financial income and expense

Interest payments on long-term debt are included at their effective rates after deduction of finance benefits amortized. Costs relating to financing transactions are also included under Financial income and expense. Financing costs are capitalized under Tangible fixed assets on the basis of the average interest rate on borrowed capital. The ineffective part of the unrealized result on derivatives that do not qualify as effective hedges within the meaning of SFAS 133/138 or that are considered partially ineffective is included under Financial income and expense.

Extraordinary items

Extraordinary items include non-recurring income and expense not resulting from normal business operations.

Taxes

Taxes on result are calculated at current income tax rates on the current result. Deferred investment grants, tax-exempt profit components, loss carryforwards and permanent differences between fiscal accounting policies and KLM’s accounting policies are taken into account.

Deferred tax assets and liabilities are formed in respect of timing differences between the valuation of assets and liabilities for accounting purposes and for fiscal purposes. Deferred tax assets are recognized insofar as future realization is probable.

Cash flow statement

Cash flow from operating activities is calculated by means of the indirect method. Reported net income is therefore adjusted for non-cash items from both the statement of earnings and movements in the balance sheet.

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED BALANCE SHEET
In millions of euros

Before appropriation of results

	Note[1]	March 31, 2003		March 31,2002[2]

Fixed assets
Intangible fixed assets	1	66		56
Tangible fixed assets	2	4,982		5,104
Financial fixed assets	3	1,289		1,264

			6,337		6,424
Current assets
Accounts receivable	4	222		257
Accounts receivable	5	998		1,233
Marketable securities		—		2
Cash	6	608		1,027

		1,828		2,519
Current liabilities	7	2,190		2,092

Current assets less current liabilities			(362)		427

Assets less current liabilities			5,975		6,851

Long-term debt	8
Subordinated perpetual debt		544		591
Other long-term debt		3,427		3,826

			3,971		4,417
Provisions	9		271		177
Deferred credits	10		256		265
Group equity
Stockholders’ equity	11	1,476		1,992
Share of third parties		1		—

			1,477		1,992

			5,975		6,851

[1]	The accompanying Notes are an integral part of these Consolidated Financial Statements
[2]	Prior-year figures have been restated with regard to deferred taxes

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED STATEMENTS OF EARNINGS
In millions of euros with the exception of the stock data

		For the Years Ended March 31,

	Note[1]	2003	2002	2001

Operating revenues
Traffic revenue	15	5,780	5,826	6,126
Other revenue	16	705	706	834

		6,485	6,532	6,960
Operating expenses	17	6,618	6,626	6,683

Operating income (loss)		(133)	(94)	277
Financial income and expense	20	(98)	(134)	(138)
Results on sale of assets	21	(42)	10	27
Results of holdings	22	(4)	(15)	(21)
Results on sale of holdings	23	6	9	4

Pretax income (loss)		(271)	(224)	149
Taxes	24	85	68	(73)

		(186)	(156)	76
Share of third parties		—	0	1

After tax income (loss) before extraordinary items		(186)	(156)	77
Extraordinary losses		(351)	—	—
Taxes extraordinary losses		121	—	—

Extraordinary items after tax	25	(230)	—	—

Net income (loss)		(416)	(156)	77

Net income (loss) attributable to common shares		(418)	(158)	75
Average number of common shares outstanding[2]		45,070,544	46,809,699	46,809,699
Average number of common shares outstanding (fully diluted)[2]		45,070,544	46,809,699	46,809,699
Net income (loss) per common share		(9.26)	(3.37)	1.61

[1]	The accompanying Notes are an integral part of these Consolidated Financial Statements
[2]	Taking repurchased shares into account

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of euros

	For the Years Ended March 31,

	2003	2002	2001

Cash flow from operating activities:
Net income (loss)	(416)	(156)	77
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	535	487	429
Provision for losses and accounts receivable	(9)	9	12
Results on sale of assets	42	(10)	(27)
Undistributed earnings of affiliates	4	15	19
Gain on sale of affiliates	(6)	(9)	(4)
Deferred taxes	(201)	(65)	73
Change in assets and liabilities:
Accounts receivable	190	122	72
Supplies	35	40	(1)
Prepaid expenses	104	(43)	(25)
Change in provisions	87	(21)	(63)
Current liabilities	(40)	152	(32)
Taxes and social insurance premiums	(9)	21	(21)
Deferred credits	(22)	(16)	20
Marketable securities	2	4	57
Share of third parties	1	—	(5)

Net cash provided by operating activities	297	530	581
Cash flow from investing activities:
Proceeds from sale of tangible fixed assets	305	64	167
Capital expenditures	(725)	(430)	(614)
Net expansion of other holdings	(26)	149	(49)
Investment in inventory	10	(17)	(15)
Changes in the group of consolidated holdings	—	—	(9)

Net cash (used in) provided by investing activities	(436)	(234)	(520)
Cash flow from financing activities:
Dividend paid	(11)	(30)	(2)
Increase in long-term debt	121	365	626
Decrease in long-term debts	(259)	(401)	(523)
Increase in long-term receivables	(78)	(161)	(225)
Decrease in long-term receivables	62	70	401
Other	(115)	49	(166)

Net cash provided by financing activities	(280)	(108)	111
Changes in cash	(419)	188	172
Cash, opening balance	1,027	839	667

Cash, closing balance[1]	608	1,027	839

In fiscal 2002 interest paid amounted to EUR 178 million, as compared to fiscal 2001 EUR 211 million and fiscal 2000 EUR 181 million. In fiscal 2002 no income taxes were paid on a preliminary basis. In fiscal 2001 EUR 4 million and in fiscal 2000 EUR 1 million income taxes were paid on a preliminary basis.

[1]	Including Triple A bonds and deposits the overall cash position amounts to EUR 919 million as of March 31, 2003 (as of March 31, 2002: EUR 1,383 million, as of March 31, 2001: EUR 1,148 million)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euros

Fixed assets

1.   Intangible fixed assets

			Advance payments
			on software on
			order or under
	Goodwill	Software	construction	Total

Purchase value as of March 31, 2002	42	56	1	99
Accumulated amortization through 2001/2002	23	20	—	43

Book value as of March 31, 2002	19	36	1	56

Changes in book value
Additions	—	18	11	29
Disposals	—	—	—	—
Amortization	(4)	(13)	—	(17)
Exchange rate differences	(1)	—	—	(1)
Other	—	5	(6)	(1)

Total changes	(5)	10	5	10
Purchase value as of March 31, 2003	40	78	6	124
Accumulated amortization through 2002/2003	26	32	—	58

Book value as of March 31, 2003	14	46	6	66

2.   Tangible fixed assets

	March 31, 2003	March 31, 2002

Aircraft, spare engines and spare parts	3,793	4,329
Other tangible fixed assets	544	583

	4,337	4,912
Advance payments on tangible fixed assets on order or under construction	645	192

	4,982	5,104

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   Tangible fixed assets — (Continued)

	Aircraft,		Inventories,	Vehicles
	spare		machines	and other
	engines and	Buildings	and	tangible
	spare parts	and land	installations	fixed assets	Total

Purchase value as of March 31, 2002	7,309	734	608	132	8,783
Accumulated depreciation and diminution in value through 2001/2002	2,980	379	440	72	3,871

Book value as of March 31, 2002	4,329	355	168	60	4,912
Changes in book value
Additions	409	2	35	15	461
Disposals	(342)	(2)	—	(5)	(349)
Depreciation	(382)	(26)	(46)	(12)	(466)
Write down/impairment	(78)	—	—	—	(78)
Exchange rate differences	(143)	—	(1)	—	(144)
Other	—	2	(1)	—	1

Total changes	(536)	(24)	(13)	(2)	(575)
Purchase value as of March 31, 2003	6,925	728	605	132	8,390
Accumulated depreciation and diminution in value through 2002/2003	3,132	397	450	74	4,053

Book value as of March 31, 2003	3,793	331	155	58	4,337

This overview includes aircraft for which financial lease agreements have been concluded. Their book value amounts to EUR 2,538 million (last fiscal year EUR 2,839 million).

Other tangible fixed assets include assets whose availability is based on limited right of use, such as buildings on land held under long-term rental agreements or on leasehold, and assets acquired through financial lease agreements. The book value of these assets amounts to EUR 184 million (last fiscal year EUR 226 million).

In fiscal year 2002/2003 a write down of EUR 78 million was recognized for the Boeing 747-300 fleet in connection with an accelerated phasing out. The remaining book value of the Boeing 747-300 fleet amounted to EUR 60 million as of March 31, 2003.

Advance payments on tangible fixed assets on order or under construction

Balance as of March 31, 2002	192
Advance payments	685
Tangible fixed assets taken into operation	(232)

Balance as of March 31, 2003	645

Aircraft on order as of March 31, 2003:

2  Boeing 737-700
3  Boeing 747-400ERF
4  Boeing 777-200ER
6  Airbus 330-220

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.   Financial fixed assets

	March 31, 2003	March 31, 2002

Holdings	198	201
Receivables from holdings	18	22
Triple A bonds/deposits	311	354
Derivatives	482	589
Other financial fixed assets	152	198
Deferred taxes	128	(100)

	1,289	1,264

		Receivables	Triple A		Other
		from	bonds/		financial	Deferred
	Holdings	holdings	deposits	Derivatives	fixed assets	taxes	Total

Balance as of March 31, 2002	201	22	354	589	198	(100)	1,264
New/expansion	10	1	19	17	62	237	346
Sale/redemption	(2)	(2)	—	(33)	(48)	(9)	(94)
Share in results	5	—	—	—	—	—	5
Revaluation	(6)	(4)	(53)	(91)	(42)	—	(196)
Dividends received	(2)	—	—	—	—	—	(2)
Exchange rate differences and other	(8)	1	(9)	—	(18)	—	(34)

Balance as of March 31, 2003	198	18	311	482	152	128	1,289

Triple A bonds and deposits are available on call to the Company.

Movements relating to revaluations had virtually no effect on the result on account of the hedging policy.

The fair value of Financial fixed assets does not differ materially from the disclosed book value.

KLM has carryforward losses to an amount of EUR 570 million relating to losses incurred in The Netherlands and abroad. These losses may be carried forward and offset against future income indefinitely. A deferred tax asset is recognized to an amount of EUR 188 million under Deferred taxes.

The deferred tax assets and liabilities can be explained as follows:

	March 31, 2003		March 31, 2002

	Assets	Liabilities	Assets	Liabilities

Fixed assets	8	69	5	58
Current assets	3	20	—	53
Deferred liabilities	30	—	20	—
Provisions	26	66	—	50
Current liabilities	—	—	30	—
Carryforward loss compensation	188	—	—	—
Other items	86	58	49	43

	341	213	104	204

Net tax position	128			100

Current assets

4.   Operating supplies

	March 31, 2003	March 31, 2002

Maintenance materials	160	207
Various supplies	62	50

	222	257

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.   Accounts receivable

	March 31, 2003	March 31, 2002

Debtors	745	944
Receivables from holdings	3	2
Value added tax	37	20
Prepaid expenses	213	267

	998	1,233

Accounts receivable are stated net of a provision for bad debts of EUR 25 million (last fiscal year EUR 34 million).

The item Debtors as of March 31, 2002 included an amount of EUR 100 million receivable from Alitalia in respect of KLM’s contribution to the cost of developing Malpensa Airport, Italy. This item was settled in fiscal year 2002/2003 as part of the award in the arbitration between KLM and Alitalia concerning the termination of their alliance as of April 28, 2000.

6.   Cash

	March 31, 2003	March 31, 2002

Time deposits	506	974
Cash on hand and demand deposits	102	53

	608	1,027

As a result of transfer formalities and scarcity of foreign currency, EUR 15 million in cash (last fiscal year EUR 6 million) is not freely transferable from foreign establishments.

7.   Current liabilities

	March 31, 2003	March 31, 2002

Current maturities of long-term debt:
- concerning financial lease commitments	251	139
- concerning other long-term debt	65	24
Unearned revenues	548	672
Creditors	532	518
Taxes and benefit premiums	29	38
Accruals and other current liabilities	765	701

	2,190	2,092

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.   Long-term debt

	March 31, 2003		March 31, 2002

Perpetual debt
Subordinated perpetual loans		544		591

Other long-term debt
Bank loans	21		16
Financial lease commitments	3,295		3,645
Other loans	427		328

	3,743		3,989
of which maturing in 2003/2004 and 2002/2003 respectively	316		163

		3,427		3,826

		3,971		4,417

Subordinated loans

In certain circumstances, KLM has the right to redeem the subordinated perpetual loans, with or without payment of a premium.

These loans are subordinated to all other existing and future KLM debts. The subordinations are equal in rank.

Financial lease commitments

As of March 31, 2003, loans to financing institutions, which are deducted from the financial lease commitments, amounted to EUR 317 million (last fiscal year EUR 382 million).

Covenants

Several loans, including subordinated perpetual loans, can be called if KLM can no longer be regarded as the most important Dutch international airline. Pari-passu clauses have been agreed for a number of loans. With regard to a number of other loans included under Long-term debt, KLM has undertaken not to encumber the aircraft and real estate legally owned now or in the future without prior consent of the lenders.

Term

	Redemption	Redemption
	through	after
	5 years	5 years	Perpetual	Total

Subordinated perpetual loans	—	—	544	544
Financial lease commitments	1,557	1,487	—	3,044
Other loans	172	211	—	383

March 31, 2003	1,729	1,698	544	3,971

March 31, 2002	1,482	2,344	591	4,417

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.   Long-term debt — (Continued)

Interest rates

The financing benefits including the effects of derivatives amortized are included in the average interest rates.

	Variable	Fixed	Average	Range
	interest	interest	variable	of fixed	Average
	loans	loans	rate	rates	rate

Subordinated perpetual loans	68	476	2.6	4.5 - 5.8	4.7
Financial lease commitments	1,326	1,718	3.8	4.5 - 11.3	4.9
Other loans	58	325	1.4	1.2 - 6.6	4.4

March 31, 2003	1,452	2,519

March 31, 2002	1,660	2,757

Variable interest rates are based on London and Euro Interbank Offered Rates.

Currencies

The amounts stated in the table below including the effects of derivatives are presented in millions of euros for each currency.

	EUR	USD	JPY	CHF	GBP	Total

Subordinated perpetual loans	259	—	—	285	—	544
Financial lease commitments	2,156	766	—	—	122	3,044
Other loans	290	92	—	—	1	383

March 31, 2003	2,705	858	—	285	123	3,971

March 31, 2002	2,660	1,199	73	331	154	4,417

Fair value of long-term debt

	March 31, 2003	March 31, 2002

Subordinated perpetual loans	499	471
Financial lease commitments	3,222	3,373
of which maturing within one year	251	139
Other long-term debt	177	267
of which maturing within one year	65	24

The fair value estimates referred to above are based on the present value of the debt (including the effects of derivatives) based on a current interest rate.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.   Provisions

				March 31,
	March 31, 2002	Charges	Additions	2003

Postretirement health costs	67	5	7	69
Early retirement provision	17	8	22	31
Other staff commitments	73	16	15	72
Frequent flyer program	20	—	4	24
Reorganization and restructuring	—	—	75	75

	177	29	123	271

The Postretirement health costs provision relates to health insurance contributions payable in respect of retired employees.

In accordance with the collective labor agreement, an Early retirement provision has been formed in respect of existing early retirement entitlements. Other staff commitments include commitments in respect of redundancy and supplementary schemes.

The provision for the Frequent flyer program represents the estimated commitments in respect of the KLM loyalty program.

The Reorganization and restructuring provision relates to the estimated staff redundancy costs for the plans announced on March 31, 2003, and which had been communicated to those concerned before the preparation of these financial statements.

With the exception of the Reorganization and restructuring provision, provisions are mainly long-term in nature.

10.   Deferred credits

	March 31, 2003	March 31, 2002

Investment incentive grants received under the Investment Account Act	20	30
Items related to aircraft financing	236	235

	256	265

The investment incentive grants received under the Investment Account Act included under this heading relate to the grants claimed before the amendment of the Act as of May 1, 1986.

Items related to aircraft financing relate to the upfront financing benefits to be amortized.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.   Stockholders’ equity

For a break-down of Stockholders’ equity, please refer to page F-42.

12.   Commitments and contingent liabilities

Commitments for tangible fixed assets on order or under construction

As of March 31, 2003, KLM had commitments for previously placed orders of EUR 1,087 million (last fiscal year EUR 677 million). Of this amount EUR 1,042 million related to aircraft (last fiscal year EUR 639 million), of which EUR 516 million is due in fiscal year 2003/2004. The remainder of the commitments as of March 31, 2003 amounted to EUR 45 million (last fiscal year EUR 38 million) and related to other tangible fixed assets.

Contingent liabilities regarding fleet retirement

For a number of aircraft held under operational leases, there is a contractual obligation to the lessor to redeliver the aircraft in accordance with an agreed maintenance state. Any costs incurred for the fulfillment of this obligation will depend in part on the flight hours of the aircraft to the end of fiscal year 2008/2009 and cannot be reasonably estimated at present.

Rental agreements

KLM has long-term rental commitments amounting to EUR 1,517 million (last fiscal year EUR 752 million). Commitments for the next five fiscal years and thereafter:

	Operational leases	Rental of
	of aircraft	buildings

2003/2004	190	37
2004/2005	203	26
2005/2006	182	24
2006/2007	149	20
2007/2008	95	17
after 2007/2008	355	219

13.   Lawsuits

KLM and its consolidated holdings are involved in various legal actions. Although the outcome of these actions cannot be predicted, on the basis of information currently available and views expressed by counsel KLM does not expect their outcome to adversely affect the financial position of the company to any material degree.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.   Derivatives and risk management

The table below indicates the notional amounts of forward exchange contracts, interest rate and currency swap contracts and fuel collar and swap contracts. In principle, the terms of the contracts are equal to the terms of the positions hedged. These derivatives are used to ensure that financings are concluded in the currency required and to reduce interest risks resulting from financings and investments to levels acceptable to KLM. Derivatives are also used to hedge the currency risks on all or part of the operating and investment cash flow and to limit the price risk on fuel purchases.

	Notional amount March 31		Fair value March 31

	2003	2002	2003	2002

Forward exchange contracts	2,519	1,014	(55)	47
Interest-currency swap contracts	1,403	1,383	274	454
Interest rate swap contracts	1,907	1,975	(11)	19
Fuel collar and swap contracts	368	545	(11)	(16)

			197	504

The fair value of the above derivatives is recognized in KLM’s balance sheet under Financial fixed assets (EUR 482 million) and Long-term debt (EUR 285 million). In view of the purpose for which they are held, derivatives may be qualified as follows:

	March 31, 2003	March 31, 2002

Cash flow hedges	4	57
Fair value hedges	188	441
No hedge accounting	5	6

Fair value	197	504

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating revenues

15.   Traffic revenue

	For the Years Ended March 31,

	2003	2002	2001

Passengers	4,210	4,267	4,527
Cargo	1,017	1,016	1,109
Charter/Low Cost	553	543	490

	5,780	5,826	6,126

16.   Other revenue

	For the Years Ended March 31,

	2003	2002	2001

Maintenance and other technical work	280	273	273
Cargo and mail handling	40	39	131
Tax-free sales	115	107	104
Aircraft handling	105	92	93
Miscellaneous	165	195	233

	705	706	834

These services have been rendered mainly in The Netherlands.

17.   Operating expenses

	For the Years Ended March 31,

	2003	2002	2001

Salaries and benefits	1,907	1,747	1,675
Aircraft fuel	886	983	1,038
Materials and consumables	448	470	465
Commercial costs	499	506	593
Landing fees and navigation charges	541	524	515
Third-party handling costs	208	231	222
Work by third parties	489	455	535
Depreciation	535	487	429
Operational aircraft lease expenses	171	226	187
Cost of housing, vehicles and inventories	186	180	211
Commercial cooperation	117	176	214
Ad hoc and short-term aircraft/truck rentals	99	153	153
Hired personnel	108	116	137
Other operating expenses	424	372	309

	6,618	6,626	6,683

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.   Salaries

	For the Years Ended March 31,

	2003	2002	2001

Salaries	1,510	1,449	1,329
Benefits	167	154	199
Pension fund contributions	230	144	147

	1,907	1,747	1,675

The increase in Pension fund contributions was due largely to higher basic contributions and higher prepension and retirement charges. Pension fund contributions also include the positive effects of the restitution of ground staff pension fund surpluses to an amount of EUR 46 million (last fiscal year EUR 53 million).

During the fiscal year KLM and its Group companies employed combined average workforce of 33,038 full-time equivalents (last fiscal year 33,265 full-time equivalents), as follows:

	For the Years Ended March 31,

	2003	2002	2001

Ground staff in The Netherlands	18,255	17,951	17,600
Ground staff outside The Netherlands	4,848	5,421	6,439
Flight staff	9,935	9,893	9,724

	33,038	33,265	33,763

19.   Depreciation and amortization

	For the Years Ended March 31,

	2003	2002	2001

Amortization of intangible fixed assets	17	12	10
Depreciation of aircraft and spare components	382	383	330
Write down/impairment	78	17	—
Depreciation of other tangible fixed assets	84	90	99

	561	502	439
Amortization of deferred credits	(26)	(15)	(10)

	535	487	429

20.   Financial income and expense

	For the Years Ended March 31,

	2003	2002	2001

Interest income from financial fixed assets	20	39	59
Other interest income	11	21	12
Changes in the value of marketable securities	15	(2)	(1)
Interest expense	(155)	(193)	(212)
Capitalized interest incurred through advance payments on tangible fixed assets	11	2	4
Unrealized results on derivatives	—	(1)	—

	(98)	(134)	(138)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.   Results on sale of assets

The 2002/2003 loss on sale of assets of EUR 42 million relates to principally to the sale of aircraft (EUR 33 million) and the sale of KLM uk’s low cost buzz activities (EUR 9 million), which were sold on April 11, 2003.

22.   Results of holdings

	For the Years Ended March 31,

	2003	2002	2001

Aviation	1	(14)	(17)
Aviation-related	(8)	(1)	—
Other holdings	3	—	(4)

	(4)	(15)	(21)

23.   Results on sale of holdings

Results on sale of holdings relates to the sale of aviation-related holdings and other holdings.

24.   Taxes

The effective tax burden differs from the current tax rate (34.5%). For 2002/2003 the effective tax rate was 32%. The difference between the effective and standard rate can be explained as follows:

	For the Years Ended March 31,

	2003	2002	2001

Standard rate taxation	93	79	(52)
Participation exemption	1	(1)	(6)
Foreign tax issues	(13)	(13)	(12)
Other permanent differences	4	3	(3)

Effective rate taxation	85	68	(73)

25.   Extraordinary items after tax

	For the Years Ended March 31,

	2003	2002	2001

Extraordinary losses	(351)	—	—
Taxes	121	—	—

	(230)	—	—

Extraordinary loss includes a loss of EUR 276 million arising from the arbitration tribunal’s award in the legal dispute between KLM and Alitalia concerning the termination of their alliance as of April 28, 2000. The extraordinary loss also includes the Reorganization and restructuring provision to an amount of EUR 75 million.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.   Segmentation

The segmental breakdown is based on the classification of KLM’s four core activities and accountability areas as agreed upon in fiscal year 2002/2003. The classification differs slightly from the segmentation presented in previous fiscal years. Figures for 2001/2002 have been restated for comparative purposes.

The segment Other includes the cost of shared-services, such as overheads and certain expense and revenue items that are not attributable to the core activities. The decline in operating income in this segment was due chiefly to higher prepension and retirement costs, higher insurance premiums and the compensation received from the Dutch government in 2001/2002 in connection with the closure of U.S. airspace in the period September 11 — 14, 2001.

2002/2003

			Engineering &	Charter/		Elimination of	Total
	Passenger	Cargo	Maintenance	Low Cost	All other	inter-segments	consolidated

Operating revenues
Operating revenues from external customers	4,425	1,068	329	590	73		6,485
Intersegment revenues	553	31	639		151	(1,374)	—

	4,978	1,099	968	590	224	(1,374)	6,485

Operating expenses[1]	5,003	1,027	927	592	443	(1,374)	6,618

Operating income (loss)	(25)	72	41	(2)	(219)	—	(133)

Interest revenue							46
Results of holdings							2
Other							(186)

Pretax income (loss)							(271)
Taxes							85

After tax income (loss) before extraordinary items							(186)
Extraordinary items after tax							(230)
Share of third parties							—

Net income (loss)							(416)
Total assets	4,474	254	666	751	2,020		8,165
Total liabilities	4,308	168	632	614	710		6,432
Commitments for tangible fixed assets on order or under construction	705	225	11	120	26		1,087
Capital expenditure	554	222	19	116	28		939
Depreciation and amortization	426	14	33	28	34		535

[1]	Operating expenses includes a write down of EUR 78 million for the Boeing 747-300 fleet: Passenger EUR 58 million, Cargo EUR 20 million

KLM ROYAL DUTCH AIRLINES

2001/2002

			Engineering &	Charter/		Elimination of	Total
	Passenger	Cargo	Maintenance	Low Cost	All other	intersegments	consolidated

Operating revenues
Operating revenues from external customers	4485	1067	288	565	127		6532
Intersegment revenues	567		675		146	(1388)	—

	5052	1067	963	565	273	(1388)	6532

Operating expenses	5193	1020	912	574	315	(1388)	6626

Operating income (loss)	(141)	47	51	(9)	(42)	—	(94)

Interest revenue							58
Results of holdings							(6)
Other							(182)

Pretax income (loss)							(224)
Taxes							68

After tax income (loss) before extraordinary items							(156)
Extraordinary items after tax							—
Net income (loss)							(156)
Total assets	4908	298	641	576	2520		8943
Total liabilities	4866	206	590	413	611		6686
Commitments for tangible fixed assets on order or under construction	11	423	1	217	25		677
Capital expenditure	192	3	3	2	35		235
Depreciation and amortization	369	27	31	29	31		487

2000/2001

	Passenger					Cash and
	incl. KLM		Engineering &	Consolidated		marketable	Eliminations of	Total
	cityhopper	Cargo	Maintenance	holdings	All other[1]	securities[2]	intersegment	consolidated

Operating revenues
Operating revenues from external customers	4545	1178	273	964				6960
Intersegment revenues	540		536	350			(1426)	—

	5085	1178	809	1314			(1426)	6960

Operating expenses	5117	1047	755	1271	(81)		(1426)	6683

Operating income	(32)	131	54	43	81			277

Interest revenue								70
Results of holdings								(17)
Other								(181)

Pretax income								149
Taxes								(73)

After tax income								76
Share of third parties								1

Net income								77
Total assets	3644	278	680	2212	931	845		8590
Commitments for tangible fixed assets on order or under construction	118	0	1	521	8			648
Capital expenditure	337	8	15	237	13			610
Depreciation and amortization	240	15	28	115	31			429

[1]	All other includes other KLM Company departments and unallocated gains and losses
[2]	Cash and marketable securities are stated separately because they form a significant part of total assets

KLM ROYAL DUTCH AIRLINES

26.   Segmentation — (Continued)

Consolidated information by geographic area (route areas)
In millions of euros

	March 31, 2003			March 31, 2002			March 31, 2001

		Tangible/			Tangible/			Tangible/
	Operating	Intangible	Capital	Operating	Intangible	Capital	Operating	Intangible	Capital
	revenue	fixed assets[1]	expenditure[1]	revenue	fixed assets[1]	expenditure[1]	revenue	fixed assets[1]	expenditure[1]

Europe	2,496	1,450	138	2,427	1,980	124	2,602	2,414	332
North Atlantic	1,032			1,118			1,338
Asia Pacific	1,200			1,318			1,350
Central and South Atlantic	535			572			508
Middle East/South Asia	413			335			460
Africa	542			494			442
All Other	267	3,598	801	268	3,180	111	260	2,887	278

Total consolidated	6,485	5,048	939	6,532	5,160	235	6,960	5,301	610

27.   Related-party transactions

As part of its normal activities, KLM enters into arm’s length transactions with related parties in respect of the temporary chartering of aircraft and the financing of certain minority holdings.

[1]	KLM’s tangible fixed assets consist principally of aircraft. The narrow body fleet is flown in the European route area only and can therefore be disclosed separately. The wide body fleet is mobile across geographical markets and is therefore included at book value under Other

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.   Differences between Netherlands GAAP and US GAAP

The Netherlands accounting principles (Netherlands GAAP) applied in the preparation of the Consolidated Financial Statements of the Company differ in some respects from those generally accepted in the United States (US GAAP). It is noted that KLM’s accounting policy for post-retirement benefits other than pensions and the policy for derivatives and hedge accounting as applied in the consolidated Financial Statements follow SFAS 106 and SFAS 133/138 respectively.

Differences which have a material effect on the financial statements

(1)   Under Netherlands GAAP, goodwill acquired prior to March 31, 1994 was charged directly to equity. KLM now amortises goodwill over 5 to 10 years in response to the rapidly evolving environment in the airline industry. Under US GAAP goodwill and intangible assets with indefinite useful lives are no longer amortized but annually tested for impairment.

(2)   Pension costs included in the Consolidated Statements of Earnings is computed in accordance with Netherlands GAAP. For the Company’s defined benefit plans, those amounts are based on the actuarially determined premiums which the Company is required to pay, adjusted for restitutions of structural surpluses and discounts received by KLM from its pensionfunds. Pension expense for US GAAP purposes is determined in accordance with FASB Statement No. 87, “Employer’s Accounting for Pensions”. The US GAAP adjustment is the difference between amounts recorded under Netherlands GAAP and pension expense as determined under SFAS No. 87.

SFAS 106 “Postretirement benefits” is already implemented in the Netherlands GAAP financial statements.

(3)   Under Netherlands GAAP, KLM recognises an in-substance defeasance of certain financial lease commitments when the Company places deposits with financial institutions and matches the cash flows from the deposits with scheduled payments on the lease commitments through pledge and escrow agreements. Under US GAAP, debt can not be extinguished by providing arrangements designed to set aside assets dedicated to eventually settling a liability. The US GAAP adjustment increases financial fixed assets and lease commitments classified as other long-term debt. These financial fixed assets are restricted solely for the payment of the related lease commitments.

(4)   Under Netherlands GAAP, KLM formed a provision for reorganization and restructuring related to the estimated staff redundancy costs for the plans announced on March 31, 2003. Under US GAAP costs of this nature generally are recorded when they are incurred. The reorganization costs recognized under Netherlands GAAP do not meet the criteria of recognition under US GAAP. Consequently charges against this provision in later years are reconciled in net income for US GAAP purposes.

(5)   Under Netherlands GAAP the cumulative effects of changes in accounting policies were included as direct movements in Other reserves in fiscal year 2001/2002. Under US GAAP the effects of changes in accounting policies are included in income. Furthermore, Netherlands GAAP allows direct equity movements in a limited number of circumstances. US GAAP however has severe restrictions with respect to the application of direct equity movements. Consequently some direct equity movements under Netherlands GAAP need to be included in earnings under US GAAP. Retroactive application of the accounting change would have had a limited impact on (pro forma) net income for the year 2000/2001.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.   Differences between Netherlands GAAP and US GAAP — (Continued)

The following tables summarise the effects of U.S. GAAP differences on the Company’s net income, stockholders’ equity, intangible fixed assets, prepaid expenses, deferred tax liabilities, long-term debt, financial fixed assets and provisions (in millions, except per share data): The following tables summarise the effects of US GAAP differences on the net income, stockholders’ equity, intangible fixed assets, financial fixed assets, deferred taxes, prepaid expenses, current liabilities, long-term debt and provisions (in millions, except per share data):

		For the years ended March 31,

Net income		2003	2002	2001

Net income in conformity with Netherlands GAAP		(416)	(156)	77

(1)	Goodwill	(1)	(3)	(3)
(2)	Pensions	172	168	211
(4)	Reorganization provision	75	(25)	(88)
(5)	Adjustment in respect of direct equity movements	(12)	(9)	—
(5)	Changes in accounting policies	—	109	—
(6)	Income tax effect	(85)	(86)	(43)

	Total adjustments	149	154	77

Net income in conformity with US GAAP		(267)	(2)	154

Net income per common share[1]
	Basic	(5.97)	(0.08)	3.26
	Diluted	(5.97)	(0.08)	3.26

Average number of common shares outstanding[2]
	(in thousands of shares)
	Basic	45,071	46,810	46,810
	Diluted	45,071	46,810	46,810

Stockholders’ equity		March 31, 2003	March 31, 2002

Stockholders’ equity in conformity with Netherlands GAAP		1,476	1,992
(1)	Goodwill	4	5
(2)	Pensions	2,010	1,876
(4)	Reorganization provision	75	0
(6)	Income tax effect	(738)	(653)

	Total adjustments	1,351	1,228

Stockholders’ equity in conformity with US GAAP		2,827	3,220

The extraordinary losses recorded under Netherlands GAAP would not qualify as such under U.S. GAAP. These losses would be classified as ordinary under U.S. GAAP.

[1]	taking account of other beneficiaries in results and equity
[2]	taking repurchased shares into account

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.   Differences between Netherlands GAAP and US GAAP — (Continued)

Intangible fixed assets	March 31, 2003	March 31, 2002

Intangible fixed assets in conformity with Netherlands GAAP	66	56
(1) Goodwill	4	5

Intangible fixed assets in conformity with US GAAP	70	61

Financial fixed assets	March 31, 2003	March 31, 2002

Financial fixed assets in conformity with Netherlands GAAP	1,289	1,264
Reclassification of deferred tax position	(128)	100
(3) In-substance defeasance of lease obligations	317	382

Financial fixed assets in conformity with US GAAP	1,478	1,746

Deferred taxes	March 31, 2003	March 31, 2002

Net deferred tax position in conformity with Netherlands GAAP	128	(100)
(2) Income tax effect on OCI movement with regard to minimum pension liability	13	—
(6) Income tax effect	(738)	(653)

Net deferred tax liability in conformity with US GAAP	(597)	(753)

Prepaid expenses	March 31, 2003	March 31, 2002

Prepaid expenses in conformity with Netherlands GAAP	213	267
(2) Pension costs	1,973	1,876

Prepaid expenses in conformity with US GAAP	2,186	2,143

Current liabilities	March 31, 2003	March 31, 2002

Current liabilities in conformity with Netherlands GAAP	2,190	2,092
(2) Pension costs	(7)	—

Current liabilities in conformity with US GAAP	2,183	2,092

Long-term debt	March 31, 2003	March 31, 2002

Other long-term debt in conformity with Netherlands GAAP	3,427	3,826
(3) In-substance defeasance of lease obligations	317	382

Other long-term debt in conformity with US GAAP	3,744	4,208

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.   Differences between Netherlands GAAP and US GAAP — (Continued)

Provisions	March 31, 2003	March 31, 2002

Provisions in conformity with Netherlands GAAP	271	177
(2) Early retirement provision	(17)	—
(5) Reorganization provision	(75)	—

Provisions in conformity with US GAAP	179	177

The following are additional disclosures to comply with generally accepted accounting principles in the United States of America:

Accounting for leases (SFAS 13/SFAS 125)

KLM has entered into several cross-border financial lease transactions. In general these transactions involve the purchase of an aircraft by a tax paying investor (the lessor) and the simultaneous contracting by KLM (lessee) for the use of the aircraft in return for specified rental payments over a specific term of 12 to 15 years. Notwithstanding the ownership of the aircraft by the lessor, KLM wants to be able to control and operate the aircraft in the same manner as it would if it was the owner.

The leveraged cross-border lease is a variation that introduces a third party lender into the transaction. The lessor, in conjunction with the lessee, will seek to finance 50-90 per cent of the asset’s cost by borrowing the funds on a non-recourse basis from banks. While the lessor actually invests only 10-50 percent of the cost of the aircraft, it will be entitled to 100 per cent of the tax benefits of ownership and thus can be said to have “leveraged” its equity investment by utilizing the non-recourse borrowing. The advantage of the lessor in such circumstances is in part transferred to KLM resulting in lower rental payments.

KLM concluded (leveraged) cross-border capital leases for a total of 72 aircraft, where the risk and return of ownership remains with KLM as lessee.

As per March 31, 2003 and 2002 the Company had financial lease commitments for EUR 3,612 million and EUR 4,027 million, respectively.

The redemption of financial leases for each of the following fiscal years are (in millions):

2003/2004	285
2004/2005	152
2005/2006	399
2006/2007	493
2007/2008	700
after 2007/2008	1,583

As of March 31, 2003 and 2002 the book value of assets (aircraft) for which financial lease commitments have been concluded amounted to EUR 2,538 million and EUR 2,839 million, respectively.

The majority of the financial lease commitments had fixed interest rates which ranged from 4.5% to 11.3%. Variable rate commitments averaged, after taking interest rate contracts into account, 3.8% for fiscal 2002/2003. The overall average interest percentage on financial lease commitments was 4.9%.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.   Differences between Netherlands GAAP and US GAAP — (Continued)

Disclosure on the fair value of financial instruments (SFAS 107)

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Although management uses its best judgement in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. Therefore the estimates presented are not necessarily indicative of the amounts that the Company could realise in a current market exchange or the value that ultimately will be realised by the Company upon maturity or disposition.

The following table summarises the carrying amounts and estimated fair values of the Group’s financial instruments:

	March 31, 2003		March 31, 2002

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Assets
Financial fixed assets
- Receivables from holdings	18	18	22	22
- Triple A bonds/deposits	311	371	354	395
- Derivatives	482	482	589	589
- Other financial fixed assets	152	152	198	217
Marketable securities	—	—	2	2
Cash	608	608	1,027	1,027

Liabilities
Perpetual debt	544	499	591	471
Financial lease commitments	3,295	3,222	3,645	3,373
- maturing within one year	(251)	(251)	(139)	(139)
Other long-term debt	448	177	344	267
- maturing within one year	(65)	(65)	(24)	(24)
Current liabilities	2,190	2,190	2,092	2,092

Concentration of credit risk (SFAS 105)

Most of the holdings are air transport related holdings. As of March 31, 2003 and 2002 total holdings and receivables from holdings in air transport or related industries amounted to EUR 164 million and EUR 171 million respectively.

Of the commitments for tangible fixed assets on order or under construction, EUR 1,042 million and EUR 639 million as of March 31, 2003 and 2002 respectively, relates to aircraft. The advance payments on aircraft amounted to EUR 604 million and EUR 23 million as of March 31, 2003 and 2002, respectively.

Other disclosures concerning these statements are included in Item 11-Quantitative and qualitative disclosures about market risk.

Interest rates

Interest rates excluding the effects of derivatives are as follows:

	Average	Range
	variable	of fixed	Average
	rate	rates	rate

2002/2003
Subordinated perpetual loans	—	5.25 - 5.75	5.44
Financial lease commitments	3.66	4.4 - 11.3	7.04
Other loans	1.40	1.2 - 6.6	4.40
2001/2002
Subordinated perpetual loans	—	5.25 - 5.75	5.43
Financial lease commitments	4.13	4.5 - 11.4	6.94
Other loans	2.55	1.15 - 9.25	5.55

Income Taxes

Income before taxes based on Netherlands GAAP, but discussed in accordance with SFAS 109, is analysed over its component parts as follows:

	For the years ended March 31,

	2003	2002	2001

The Netherlands	(204)	(195)	182
Foreign	(67)	(29)	(32)

	(271)	(224)	150

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and U.S. GAAP — (Continued)

The components of income tax are as follows:

	For the years ended March 31,

	2003	2002	2001

The Netherlands
Current taxes	(12)	(17)	—
Deferred taxes	(63)	(54)	74
Foreign
Current taxes	(10)	—	—
Deferred taxes	—	3	—

	(85)	(68)	74

In addition a EUR 123 million income tax benefit was recorded in 2002/2003 as extraordinary under Netherlands GAAP. It is noted that the extraordinary losses would not qualify as extraordinary under US GAAP. Furthermore, a EUR 20 million deferred tax benefit was recorded through other comprehensive income in 2002/2003.

The weighted average statutory tax rates reflected in the following table are computed by applying the applicable current rates to the Company’s earnings in each country.

A reconciliation of the provision for income taxes based on the weighted average rates with the effective tax rate is summarised below:

	For the years ended March 31,

	2003	2002	2001

	%	%	%
Weighted average percentage, based on current tax rates (benefit)	34.5	35.0	35.0
Tax effect of exempt income and non-deductible expenses	(2.5)	(5.0)	14.0

Effective tax (benefit) rates	32.0	30.0	49.0

Deferred tax assets are recognized for net operating losses as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The net deferred tax assets or liabilities are determined per fiscal entity. Offsetting of deferred tax assets and deferred tax liabilities within the same fiscal entity is restricted to deferred tax assets and liabilities that reverse in the same period.

Current and non-current deferred taxes, are included in the balance sheet under receivables in the event, and to the extent, that per fiscal entity total deferred tax assets exceed total deferred tax liabilities. Conversely, current and non-current deferred tax liabilities are included under provisions in the event, and to the extent, that per fiscal entity total deferred tax liabilities exceed total deferred tax assets.

More detailed information concerning tax effects is disclosed in Note 3 “Financial fixed assets” of the “Notes to the Consolidated Financial Statements”.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and US GAAP — (Continued)

Pension Costs (SFAS 87/SFAS 132)
Pension benefits of the Company’s staff in The Netherlands as well as those of expatriate Dutch employees are covered by one of three separate contributory pension plans depending on the category of personnel. Separate plans for ground staff, cockpit staff and cabin staff are carried out by an independent foundation. Each plan is administered by a separate independent Board. The Company has no influence on investments and no direct influence on funding. Plan assets consist primarily of government and corporate debt securities, marketable equity securities, real estate (funds) and money market fund shares. No investment exist in KLM shares or in KLM real estate. For UK based staff two separate contributory pension plans exist with different sections for different groups of employees. Each plan is administrated by an independent trustee. Other plans, which principally relate to defined contribution schemes, provide pension benefits for personnel in various countries outside The Netherlands and the UK.

For Netherlands GAAP for fiscal 2003 a net pension expense of EUR 230 million is included, for fiscal 2002 EUR 144 million and for fiscal 2001 EUR 147 million was included. Participation in the respective plans is mandatory. Pension costs, which are actuarially determined, are funded and with minor exceptions fully vested.

The Company’s benefit plans cost and funded status for 2002, 2001 and 2000 were also computed in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions” and disclosed in accordance with SFAS 132 “Employers disclosures about pensions and other postretirement benefits” as follows:

	For the years ended March 31,

	2003	2002	2001

Net Periodic Pension Cost
Net service cost	245	236	201
Interest cost	353	330	297
Expected return	(545)	(518)	(526)
Amortization of
Transition (asset/ obligation)	(49)	(48)	(48)
Prior service cost	22	22	15
Net actuarial gains	25	(18)	(60)

Net periodic pension cost	51	4	(121)

	March, 2003	March, 2002

Change in benefit obligation
Benefit obligation at beginning year	6,252	5,888
Service cost	245	236
Interest cost	353	330
Plan amendments	—	—
Benefits paid	(207)	(200)
Effect of change of assumptions	81	—
Actuarial result	29	(2)

Benefit obligation at end of year	6,753	6,252

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and US GAAP — (Continued)

	March, 2003	March, 2002

Change in plan assets
Fair value at beginning of year	7,786	7,915
Plan amendments	—	—
Actual return	(288)	(97)
Contributions	146	168
Benefits paid	(207)	(200)

Fair value at end of year	7,437	7,786

	March, 2003	March, 2002

Funded status	684	1,534
Unrecognised net losses	1,328	357
Unrecognised prior service cost	137	159
Unrecognised net assets at transition	(125)	(174)

Net amount recognized	2,024	1,876

Amounts recognized in the balance sheet consists of:
Prepaid pension costs	1,973	1,876
Accumulated other comprehensive income	51	—

	2,024	1,876

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans of KLM uk’s staff with accumulated benefit obligations in excess of plan assets, included in the prepaid pension costs disclosed above, were EUR 209 million, EUR 143 million and EUR 106 million, respectively, as of March 31, 2003. A minimum pension liability of EUR 51 million is recognized through Other Comprehensive Income in the current year.

	March, 2003	March, 2002

Assumptions
Discount rate	5.5%	5.5%
Total salary increase	4.0%	4.0%
Rate of return	7.0%	7.0%

Postretirement Benefits (SFAS 106/SFAS 132)
SFAS 106 “Postretirement Benefits” is already implemented in The Netherlands GAAP financial statements.

For Netherlands GAAP for fiscal 2003 a net provision of EUR 69 million is included, for fiscal 2002 EUR 67 million and for fiscal 2001 EUR 61 million was included.

The Company’s benefit plans cost and funded status for 2003, 2002 and 2001 were computed in accordance with Statement of Financial Accounting Standards No. 106 (SFAS 106) “Postretirement Benefits” and disclosed in accordance with SFAS 132 “Employers disclosures about pensions and other postretirement benefits” as follows:

	For the years ended March 31,

	2003	2002	2001

Net Periodic Benefit Cost
Net service cost	3	2	2
Interest cost	6	7	6
Expected return	—	—	—
Amortization of
Transition amount	1	2	2
Actuarial gains/losses	2	1

Net periodic benefit cost	12	12	10

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and U.S. GAAP — (Continued)

	March, 2003	March, 2002

Change in benefit obligation
Benefit obligation at beginning year	102	95
Service cost	3	2
Interest cost	6	7
Plan amendments	—	—
Benefits paid	(4)	(4)
Effect of change of assumptions	(3)	(6)
Actuarial result	8	8
Foreign currency effect	(5)	—

Benefit obligation at end of year	107	102

	March, 2003	March, 2002

Change in plan assets
Fair value at beginning of year	—	—
Actual return	—	—
Contributions	4	3
Benefits paid	(4)	(3)

Fair value at end of year	—	—

	March, 2003	March, 2002

Funded status	(107)	(102)
Unrecognised net losses	36	23
Unrecognised prior service cost	(9)	—
Unrecognised obligation at transition	11	12

Net amount recognized	(69)	(67)

	March, 2003	March, 2002

Assumptions
Discount rate	5.5%	5.5%
Increase rate benefit	3.0%	2.5%

For measurement purposes, a 3.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003/2004 and the years thereafter.

Disclosure of Certain Risks and Uncertainties (SOP 94-6)
Preparation of KLM’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and U.S. GAAP — (Continued)

Guarantees

Guarantees have been provided up to an amount of EUR 174 million (last fiscal year EUR 120 million). EUR 114 million relates to various guarantees provided by KLM on behalf of consolidated holdings (last fiscal year EUR 95 million). No obligation has been recorded in relation to these guarantees.

Guarantees were further provided for a number of consolidated holdings in accordance with Article 403, Book 2, of The Netherlands Civil Code. This information is part of the information on capital interests which has been filed with the Trade Register of the Chamber of Commerce in Amsterdam. The debts of the companies, which are included in the consolidated balance sheet as of March 31, 2003 amounted to EUR 74 million (last fiscal year EUR 48 million). The maximum undiscounted amount of guarantees by expiry date are:

2003/2004	62
2004/2005	2
2005/2006	17
2006/2007	0
2007/2008	2
after 2007/2008	91

Goodwill and Other Intangible Assets

In connection with the annual goodwill impairment evaluation required by SFAS 142, we determined an impairment loss of EUR 1 million in the 2002/2003 US GAAP income statement.

The following table shows US GAAP net income in prior years on a pro forma basis to show the effects of non-amortisation of goodwill:

	For the years ended March 31,

	2003	2002	2001

Net income in conformity with US GAAP	(267)	(2)	154
Add back: Amortization of goodwill	0	3	3

Pro forma net income	(267)	1	157

Basic and diluted earnings per share	(5.97)	(0.08)	3.26
Add back: Amortization of goodwill	0.00	0.06	0.06

Pro forma earnings per share	(5.97)	(0.02)	3.32

The aggregate amortization expense for the year ended March 31, 2003 was EUR 13 million. The following table summarises the estimated amortization expense for the coming five years:

		Advance payments
	Software	on software	Total

2003/2004	12	2	14
2004/2005	11	2	13
2005/2006	6	2	8
2006/2007	5	—	5
2007/2008	5	—	5

	39	6	45

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and US GAAP — (Continued)

Reporting Comprehensive Income (SFAS 130)

The figures stated in the table below are net of tax amounts.
(in millions of euros)

				Total
	Foreign			accumulated
	currency	Unrealized	Minimum	other com-
	translation	gains/losses	pension	prehensive
	adjustments	derivatives	liability	income (loss)

Balance sheet at March 31, 2000	(21)	—	—	(21)
Current-period change	5	—	—	5

Balance sheet at March 31, 2001	(16)	—	—	(16)
Impact of first time application SFAS 133/138		(23)		(23)
Current-period change	30	23	—	53

Balance sheet at March 31, 2002	14	—	—	14
Current-period change	(27)	(39)	(38)	(104)

Balance sheet at March 31, 2003	(13)	(39)	(38)	(90)

Summary of changes in stockholders’ equity in conformity with US-GAAP:

Years ended March 31, 2001, 2002 and 2003

In thousands of euros	Capital paid-in and called
						Accumulated
		A-cumulative	C-cumulative			other com-		Total stock-
	Priority	preference	preference	Common	Paid-in	prehensive	Other	holders'
	shares	shares	shares	shares	surplus	income	reserves	equity

Balance sheet at March 31, 2000	3	17,625	14,100	93,619	473,736	(21,377)	2,504,542	3,082,248

Own shares							(10,973)	(10,973)
Allocation from net income 2000/2001							154,394	154,394
Distributed on priority/pref. shares							(1,760)	(1,760)
Other comprehensive income						4,938		4,938

Balance sheet at March 31, 2001	3	17,625	14,100	93,619	473,736	(16,439)	2,646,203	3,228,847

Distribution from net income 2000/2001							(29,846)	(29,846)
Own shares							(6,752)	(6,752)
Other comprehensive income						30,539		30,539

Balance sheet at March 31, 2002	3	17,625	14,100	93,619	473,736	14,100	2,609,605	3,222,788

Distribution from net income 2001/2002							(11,122)	(11,122)
Own shares							(10,678)	(10,678)
Allocation from net income 2001/2002							(2,495)	(2,495)
Other comprehensive income						(104,067)		(104,067)

	3	17,625	14,100	93,619	473,736	(89,967)	2,585,310	3,094,426

Net loss 2002/2003								(267,145)
Equity as of March 31, 2003								2,827,281

For fiscal year 2002/2003 a distribution will de made to holders of common shares of EUR 0.10 per share, charged to Other reserves, involving an amount of EUR 4,418,816. The following distributions will be made to holders of cumulative preference shares and charged to Other reserves:

—	A-cumulative preference shares: EUR 0.12 per share, involving an amount of EUR 1,057,500

—	C-cumulative preference shares: EUR 0.10 per share, involving an amount of EUR 702,180

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and US GAAP — (Continued)

Earnings per common share

The computational components of basic and diluted earnings (loss) per share are as follows (based on US GAAP figures):

	Numerator	Denominator	Per share
	(income)	(shares)	amount

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares (weighted average during the year 2002/2003)		(1,739,155)
Net income	(267)
Attributable to holders of preference shares	(2)

	(269)	45,070,544	(5.97)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and US GAAP — (Continued)

Disclosure about Accounting for Stock-Based Compensation (SFAS 123)
The Company’s remuneration and share option plans are disclosed in the Notes to the Company Financial Statements (See Note 35 “Remuneration and share options”). Awards in the context of the share option plan are accounted for under APB 25.

The pro forma net income, calculated as if the fair value of the options granted to option holders would have been considered as compensation costs, is as follows:

	For the years ended March 31,

	2003	2002	2001

Net income (loss) in accordance with US GAAP (as reported)	(267)	(2)	154
Add back: Stock-based employee compensation included in reported net income	—	—	—
Stock-based employee compensation that would have been included in the determination of net income	(1)	(2)	(2)

Pro forma net income (loss)	(268)	(4)	152

Basic and diluted earnings per share in accordance with US GAAP:
as reported	(5.97)	(0.08)	3.26
Add back: Stock-based employee compensation included in reported net income	—	—	—
Stock-based employee compensation that would have been included in the determination of net income	(0.02)	(0.05)	(0.04)

Pro forma earnings per share	(5.99)	(0.13)	3.22

The fair value of the Company’s 2003, 2002 and 2001 option grants was estimated using a Black-Scholes option pricing model and the following assumptions:

	For the years ended March 31,

	2003	2002	2001

Risk-free interest rate	3.3	4.8	5.6
Expected dividend yield	1.5	1.4	3.2
Expected option life	5.0	5.0	5.0
Expected stock price volatility	53.4	38.4	57.7
Weighted average fair value of options granted during the year in EUR[1]	2.17A	2.66A	5.24
	2.57B	3.59B

[1] As of fiscal year 2001/2002 Option A and Option B differs in weighted average fair value (see notes to share option plan, note 35 F-42)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.     Differences between Netherlands GAAP and US GAAP — (Continued)

Disclosure about Derivative and hedge accounting (SFAS 133/138)

Currency risks
In its operating cash flow, the Company has a substantial surplus in all major foreign currencies, with the exception of the US dollar, in which it has a virtually neutral position. KLM hedges a part of its non-US Dollar cash flows by cash flow hedges. Changes in the fair value of these contracts are included in Other Comprehensive Income up to the date on which the effects of the results on the underlying positions materialize, in general when traffic occurs. Some currencies that have a strong correlation with the US dollar are not being hedged to euros but to US dollars instead. For this category of derivatives hedge accounting is not applied.

In its cash flow from investing activities, the Company has a short position. KLM uses fair value hedges to hedge these cash flows.

It is KLM’s intention to match assets and liabilities accurately. KLM uses cross currency swaps either as cash flow hedge or fair value hedge in order to achieve this matching.

Interest rate risks
It is KLM’s policy to minimize long-term net funding costs within the agreed framework of interest rate sensitivity. KLM uses cross currency interest rate swaps, in combination with its hedging policies on foreign currencies, to create a favorable mix of fixed and floating interest-bearing positions. In this respect the Company uses both cash flow hedges and fair value hedges.

Fuel price risks
KLM is significantly exposed to price risk on its fuel requirements. The Company uses cash flow hedges to reduce this price risk. Changes in the fair value of these derivatives are include in Other Comprehensive Income and are released in the profit and loss account (as a part of fuel expenses) when the hedged fuel consumption materializes.

Impact on equity and earnings
The result on derivatives, which did not qualify for hedge accounting under SFAS 133/138 during fiscal 2002/2003, amounted to EUR 11 million positive. The positive impact on earnings of the ineffective part of cash flow hedges and fair value hedges is EUR 5 million. None of the derivatives, which initially qualified as hedges, exceeded its effectiveness criteria before expiration.

The debit balance of Other Comprehensive Income as of March 31, 2003 with respect to effective cash flow hedges amounted EUR 39 million. During the fiscal year 2003/04 it is expected that an amount of EUR 16 million will be credited in earnings. The remainder (debit amount of EUR 23 million) will be released in earnings over a period of 16 years.

Movements in Other Comprehensive Income during fiscal 2002/2003
 In million of euros, net of tax

Balance as of March 31, 2002	0
Released to profit and loss account	2
Changes in fair value during the year	(41)

Balance as of March 31, 2003	(39)

KLM ROYAL DUTCH AIRLINES

COMPANY BALANCE SHEET
 In millions of euros

Before appropriation of results

	Note[1]	March 31, 2003		March 31, 2002[2]

Fixed assets
Intangible fixed assets		60		54
Tangible fixed assets	29	3,589		3,398
Financial fixed assets	30	2,141		2,379

			5,790		5,831
Current assets
Operating supplies		196		230
Accounts receivable	31	1,039		1,208
Marketable securities		—		2
Cash		559		969

		1,794		2,409
Current liabilities		2,191		2,216

Current assets less current liabilities			(397)		193

Assets less current liabilities			5,393		6,024

Long-term debt
Subordinated perpetual debt		544		591
Other long-term debt	32	2,900		3,074

			3,444		3,665
Provisions	33		261		166
Deferred credits			212		201
Stockholders’ equity	34
Paid-in and called capital		125		125
Paid-in surplus		474		474
Other reserves		1,293		1,549
Net loss		(416)		(156)

			1,476		1,992

			5,393		6,024

COMPANY STATEMENT OF EARNINGS
 In millions of euros

	For the Years Ended March 31,

	2003	2002	2001

Results of holdings	(22)	(7)	(17)
KLM company income after tax	(394)	(149)	94

Net income (loss)	(416)	(156)	77

[1] The accompanying Notes are an integral part of these Consolidated Financial Statements

[2] Prior-year figures have been restated with regard to deferred taxes

NOTES TO THE COMPANY FINANCIAL STATEMENTS
In millions of euros

General

Reference is made to the Notes to the consolidated financial statements unless stated otherwise.

Fixed assets

29.	Tangible fixed assets

	March 31, 2003	March 31, 2002

Aircraft, spare engines and spare parts	2,518	2,816
Other tangible fixed assets	483	517

	3,001	3,333
Advance payments on tangible fixed assets on order or under construction	588	65

	3,589	3,398

	Aircraft,		Inventories,	Vehicles
	spare		machines	and other
	engines and	Buildings	and	tangible
	spare parts	and land	installations	fixed assets	Total

Purchase value as of March 31, 2002	5,095	710	502	96	6,403
Accumulated depreciation and diminution in value through 2001/2002	2,279	370	369	52	3,070

Book value as of March 31, 2002	2,816	340	133	44	3,333
Changes in book value
Additions	275	2	27	9	313
Disposals	(260)	(2)	1	(3)	(264)
Depreciation	(260)	(25)	(36)	(9)	(330)
Write down/impairment	(59)	—	—	—	(59)
Other	6	1	1	—	8

Total changes	(298)	(24)	(7)	(3)	(332)
Purchase value as of March 31, 2003	4,885	704	508	94	6,191
Accumulated depreciation and diminution in value through 2002/2003	2,367	388	382	53	3,190

Book value as of March 31, 2003	2,518	316	126	41	3,001

This overview includes aircraft for which financial lease agreements have been concluded. Their book value amounts to EUR 1,838 million (last fiscal year EUR 1,880 million).

Other tangible fixed assets include assets whose availability is based on limited right of use, such as buildings on land held under long-term rental agreements or on leasehold, and assets acquired through financial lease agreements. The book value of these assets amounts to EUR 180 million (last fiscal year EUR 220 million).

In fiscal year 2002/2003 a write down of EUR 59 million was recognized for the Boeing 747-300 fleet in connection with an accelerated phasing out. The remaining book value of the Boeing 747-300 fleet amounted to EUR 25 million as of March 31, 2003.

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

30.	Financial fixed assets

	March 31, 2003	March 31, 2002

Consolidated holdings	574	639
Other holdings	197	202
Receivables from consolidated holdings	487	673
Receivables from other holdings	18	22

	1,276	1,536
Other financial fixed assets	865	843

	2,141	2,379

			Receivables
			from con-	Receivables	Other
	Consolidated	Other	solidated	from other	financial
	holdings	holdings	holdings	holdings	fixed assets	Total

Balance as of March 31, 2002	639	202	673	22	843	2,379
New/expansion	—	9	56	1	254	320
Sale/redemption	—	(2)	(168)	(2)	(93)	(265)
Share in results	(29)	3	—	—	—	(26)
Revaluation	(24)	(6)	—	—	(134)	(164)
Dividends received	(3)	(1)	—	—	—	(4)
Exchange rate differences	(9)	(8)	(74)	(3)	(5)	(99)
and other

Balance as of March 31, 2003	574	197	487	18	865	2,141

Current assets

31.	Accounts receivable

	March 31, 2003	March 31, 2002

Debtors	690	878
Receivables from consolidated holdings	154	80
Receivables from other holdings	3	2
Value added tax	33	16
Prepaid expenses	159	232

	1,039	1,208

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

Long-term debt

32.	Other long-term debt

	March 31, 2003	March 31, 2002

Reference is made to page F-14 (Note 8)	3,427	3,826
Loans obtained or repaid by consolidated holdings	(527)	(752)

	2,900	3,074

33.	Provisions

	March 31, 2003	March 31, 2002

Postretirement health costs	69	67
Early retirement provision	21	6
Other staff commitments	72	73
Frequent flyer program	24	20
Reorganization and restructuring	75	—

	261	166

34.	Stockholders’ equity

The authorized capital of the Company is EUR 600 million. Of this amount, EUR 125.3 million is issued and fully paid-in.

In connection with the minority interest of the State of The Netherlands in KLM’s share capital, KLM and the State of The Netherlands are parties to an option agreement. Pursuant to the terms of this agreement, KLM grants the State of the Netherlands the right to acquire such a number of B-preference shares, with a par value of EUR 2.00, as is necessary to provide the State with a majority interest of 50.1%, when exercising the option, irrespective of the total issued capital at any given moment.

If deemed reasonable by the State, after consultation with KLM, the State will exercise its option insofar as necessary if a country imposes or contemplates imposing restrictions or onerous conditions on KLM in the operation of scheduled air services as a consequence of that country’s view that a substantial or majority part of the share capital of KLM cannot demonstrably be Netherlands owned.

The State of The Netherlands currently holds 8,812,500 A-cumulative preference shares and 975 priority shares, to which a voting right attaches of nearly 14.1%.

As of March 31, 2003, the Company held 2,621,542 purchased common shares with a total value of EUR 38 million. This amount has been deducted from Other reserves. The repurchase of own shares is related to cover future commitments arising from option rights granted to members of the Board of Managing Directors and senior managers as well as to the own share repurchase program announced on February 11, 2003.

In 2002/2003 1,307,358 common shares were purchased to this end at an average purchase price of EUR 8.16. The nominal value of the purchased common shares amounts to EUR 3 million.

In line Exchange rate differences and other in Other reserves includes a decrease of EUR 37 million in respect of the fair value of cash flow hedges arising from the application of SFAS 133/138. The accumulated movement in value as of March 31, 2003 amounted to EUR 39 million. Of this amount, EUR 16 million is expected to be charged to the statement of earnings in 2003/2004. The remainder (EUR 23 million) will be charged to the statement of earnings over a period of 16 years.

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

34.     Stockholders’equity — (Continued)

	Years ended March 31, 2001, 2002, 2003

	Capital paid-in and called

		A-cumulative	C-cumulative				Total stock-
	Priority	preference	preference	Common	Paid-in	Other	holders'
In thousands of euros	shares	shares	shares	shares	surplus	reserves	equity

Balance as of March 31, 2000	3	17,625	14,100	93,619	473,736	1,420,413	2,019,496
Own shares						(10,973)	(10,973)
Net income 2000/2001						77,106	77,106
Dividend 2000/2001						(29,846)	(29,846)
Exchange rate differences and other						4,938	4,938

Balance as of March 31, 2001	3	17,625	14,100	93,619	473,736	1,461,638	2,060,721
Own shares						(6,752)	(6,752)
Change in accounting policies for heavy maintenance costs						77,396	77,396
Change in accounting policies for derivatives						(6,258)	(6,258)
Exchange rate differences and other						23,211	23,211

Balance as of March 31, 2002	3	17,625	14,100	93,619	473,736	1,549,235	2,148,318
Net result 2001/2002						(156,293)	(156,293)
Dividend paid 2001/2002						(11,122)	(11,122)
Own shares						(10,678)	(10,678)
Exchange rate differences and other						(78,214)	(78,214)

Balance as of March 31, 2003	3	17,625	14,100	93,619	473,736	1,292,928	1,892,011

Net result 2002/2003							(415,641)

Equity as of March 31, 2003							1,476,370

The paid-in surplus is fiscally exempt.

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

35. Remuneration and share option plan

Supervisory Board

The remuneration of the members of the Supervisory Board consists of a fixed fee per annum (EUR 36,302 for the Chairman, EUR 29,495 for the Vice-Chairman and EUR 22,689 for the other Board members) and a fee for each meeting of the Board’s Committees attended (EUR 1,361 for the Chairman of the Committee concerned, unless also the Vice-Chairman or Chairman of the Board, and EUR 453 for the other members of the Board’s Committees). In connection with KLM’s situation following the events of September 11, 2001, it was decided in October 2001 to voluntarily reduce the Supervisory Board members’ remuneration by 15% for a period of five months. The total remuneration of current and former Supervisory Board members for the fiscal year was EUR 205,557 (last fiscal year EUR 187,007). Individualy, the remuneration of the current and former Supervisory Board members was as follows:

	2002/2003			2001/2002
	As member of the			As member of the
	Supervisory	As member of		Supervisory	As member of
	Board	Committees	Total	Board	Committees	Total

F.A. Maljers	36,302	907	37,209	35,394	—	35,394
A. Maas	29,495	1,361	30,856	28,758	1,361	30,119
M. Albrecht	22,689	—	22,689	22,121	—	22,121
L.A.A. van den Berghe	22,689	2,268	24,957	8,886	—	8,886
D.G. Eustace	22,689	6,352	29,041	22,121	5,445	27,566
B. Geersing	22,689	1,815	24,504	22,121	1,361	23,482
J. Stekelenburg	22,689	1,815	24,504	22,121	2,722	24,843
K.J. Storm	11,344	453	11,797	—	—	—
G.L. Wilson	—	—	—	—	—	—
former
J.W. Oosterwijk	—	—	—	13,235	1,361	14,596

	190,586	14,971	205,557	174,757	12,250	187,007

None of the Supervisory Board members held securities in KLM as of March 31, 2003. Supervisory Board members may not participate in the share option plan described below. As of March 31, 2003, the Supervisory Board members had no commitments in respect of loans, advances or guarantees granted to them by KLM.

Board of Managing Directors

The Supervisory Board determines the remuneration package, targets and performance of the members of the Board of Managing Directors each year. In addition to a fixed annual salary, the members of the Board of Managing Directors receive an annual variable remuneration up to a maximum of 50% of the fixed salary (30% relating to targets with respect to company results, 20% relating to targets with respect to personal performance). The variable remuneration paid and recognized in a year relates to the targets realized in the previous year. Members of the Board of Managing Directors are also granted options on KLM shares each year. The receipt of options is based on the achievement of targets with respect to company results and personal performance. Options also serve to increase longer-term commitment to the company. The maximum number of options that a member of the Board of Managing Directors may receive each year is 25,000.

In connection with KLM’s situation following the events of September 11, 2001, it was decided in October 2001 to voluntarily reduce the remuneration of the members of the Board of Managing Directors by 15% for a period of five months.

The total remuneration, including employer pension contributions, of members of the Board of Managing Directors for the fiscal year, amounted to EUR 4,614,561 (last fiscal year EUR 5,293,767).

Individually, the renumeration of the Board of Managing Directors was as follows:

	2002/2003

			Targets		Upon standing	Total
	Fixed salary	Variable	realized	Pension[1]	down

L.M. van Wijk	628,193	317,802	partially	388,078	—	1,334,073
P.F. Hartman	514,321	271,289	partially	568,118	—	1,353,728
C. van Woudenberg	447,733	227,335	partially	365,367	—	1,040,435
R.A. Ruijter	447,733	151,398	partially	287,194	—	886,325

	2,037,980	967,824		1,608,757		4,614,561

	2001/2002
			Targets		Upon standing	Total
	Fixed salary	Variable	realized	Pension[1]	down

L.M. van Wijk	560,725	294,960	yes	1,477,702	—	2,333,387
P.F. Hartman	452,898	238,230	yes	942,669	—	1,633,797
C. van Woudenberg	401,134	189,910	partially	309,320	—	900,364
R.A. Ruijter	267,273	10,550	partially	148,396	—	426,219

	1,682,030	733,650		2,878,087	—	5,293,767

1 including past service commitments

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

35. Remuneration and share option plan — (Continued)

As of March 31, 2003, the members of the Board of Managing Directors together held no securities in KLM other than the options below. As of March 31, 2003, the members of the Board of Managing Directors had no commitments in respect of loans, advances or guarantees granted to them by KLM.

The current and former members of the Board of Managing Directors had the following positions with respect to options on KLM shares as of March 31, 2003:

	Options granted					Number of	Total number
	(number of shares		Exercise price			options	As of March 31,
Year granted	that can be obtained)		per share		Expiry date	exercised	2003

L.M. van Wijk
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	126,000					—	126,000
P.F. Hartman
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	126,000					—	126,000
C. van Woudenberg
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	126,000					—	126,000
R.A. Ruijter
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	50,000					—	50,000
former
R.J.N. Abrahamsen
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000

	76,000					—	76,000

Senior officers

Options on KLM shares had also been granted to approximately 120 senior officers as of March 31, 2003:

	Options granted					Number of	Number of	Total number
	(number of shares		Exercise price			options	options	as of March 31,
Year granted	that can be obtained		per share		Expiry date	exercised	withdrawn	2003

1998	326,400		36.52		August 18, 2003	—	3,570	322,830
1999	358,530		30.26		October 15, 2004	—	3,570	354,960
2000	332,700		37.70		October 21, 2005	—	3,500	329,200
2001	203,500	A	23.45	A	October 20, 2006	—	1,000	202,500	A
2001	104,500	B	18.61	B	October 20, 2006	—	5,000	99,500	B
2002	200,500	A	14.69	A	October 19, 2007	—	—	200,500	A
2002	124,000	B	11.56	B	October 19, 2007	—	2,500	121,500	B

	1,650,130						19,140	1,630,990

The receipt of options is based on achievement of targets with respect to Company results, business unit results and personal performance; options also serve to increase longer-term commitment to the Company. The maximum number of options that may be received is related to the recipient’s job grade.

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

35. Remuneration and share option plan — (Continued)

Notes to the share option plan

The main features of the share option plan under which option rights are granted to members of the Board of Managing Directors and senior officers each year are as follows. The exercise price of the options is based on a vesting price equal to the weighted average quote as calculated by Bloomberg for KLM shares on the tenth working day after the day of KLM’s Annual General Meeting of Shareholders.

Until 1998, the exercise price of the option rights was equal to the vesting price. As a result of amended tax rates, the exercise price of the option rights in 1999 and 2000 consisted of an amount equal to such a percentage of the vesting price that the fiscal value of the option was 4% of the value of the KLM share.

Following the introduction of fiscal legislation enabling option recipients to elect for taxation upon the vesting of an option or upon the exercise of an option, the share option plan allows option recipients to elect with effect from 2001 for (i) an exercise price that is equal to a percentage of the vesting price such that the fiscal value of the option is 4% of the value of the KLM share (Option A, as indicated in the above tables), or (ii) an exercise price that is equal to the vesting price (Option B, as indicated in the above table). Options may be exercised at any moment during the exercise period, subject to applicable regulations on the prevention of insider trading and a waiting period of two years in the case of options granted in 1998 and three years in the case of options granted onwards from 1999.

To settle the tax liability on options received in 1998, option recipients were offered a five-year loan carrying interest at the rate referred to in article 59 of the Salary Tax Act 1969 Implementation Regulations with a repayment commitment on the exercise of the option rights. To settle any possible tax liability on options received from 1999 onwards, option recipients have been offered a six-month interest-free loan with a commitment to repay one sixth of the loan per month.

As of March 31, 2003 obligations in connection with options granted had been covered through the repurchase of own shares and the purchase of share options. Such hedging transactions take place at the moment options are granted. The purchase price of the KLM shares is charged to Other reserves (see note to Stockholders’ equity). The premium paid for the share options (EUR 1.3 million) is amortized through salaries and benefits on a straight-line basis over five years.

36. Commitments and contingent liabilities

Tangible fixed assets on order

Commitments relating to orders of tangible fixed assets amount to EUR 965 million (last fiscal year EUR 37 million), of which EUR 441 million is due in fiscal year 2003/2004.

Rental agreements

KLM has long-term rental commitments amounting to EUR 1,521 million (last fiscal year EUR 1,030 million). Commitments for the next five fiscal years and thereafter:

	Operational leases	Rental of
	of aircraft	buildings

2003/2004	191	31
2004/2005	195	22
2005/2006	180	20
2006/2007	148	16
2007/2008	111	13
after 2007/2008	397	197

Guarantees

Guarantees have been provided up to an amount of EUR 174 million (last fiscal year EUR 120 million). EUR 114 million relates to consolidated holdings (last fiscal year EUR 95 million).

Guarantees were further provided for a number of consolidated holdings in accordance with Article 403, Book 2, of The Netherlands Civil Code. This information is part of the information on capital interests which has been filed with the Trade Register of the Chamber of Commerce in Amsterdam. The debts of the companies, which are included in the consolidated balance sheet as of March 31, 2003 amounted to EUR 74 million (last fiscal year EUR 48 million).

The Company is a member of a fiscal unity and is accordingly jointly and separately liable for taxes payable by the fiscal unity as a whole.

SCHEDULE VIII — VALUATION AND QUALIFYING ACCOUNTS

In millions of euros

	Years ended March 31, 2001, 2002 and 2003

	Balance at	Additions	Additions
	beginning	Charged to	Charged to		Balance at
	of year	cost and expenses	other accounts	Deductions *	End of year

Year ended March, 2001
Allowance for doubtful accounts (deducted from accounts receivable)	37	4		16	25
Year ended March, 2002
Allowance for doubtful accounts (deducted from accounts receivable)	25	12		3	34
Year ended March, 2003
Allowance for doubtful accounts (deducted from accounts receivable)	34	6		15	25

*	Accounts deemed to be uncollectable

S-1