Form 20-F/A
period 2003-03-31
KLM ROYAL DUTCH AIRLINES
filed 2004-01-12
CIK 56316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____

Commission File Number 1-4059

Koninklijke Luchtvaart Maatschappij N.V.
(Exact name of Registrant as specified in its charter)

KLM Royal Dutch Airlines
(Translation of Registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

55 Amsterdamseweg, Amstelveen, The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common shares, par value 2 euro	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

46,809,699	Common shares
8,812,500	Cumulative preference shares A
7,050,000	Cumulative preference shares C
1,275	Priority shares*

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

     Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

*	Priority shares: 1,312 shares issued of which 37 shares and 2 scripts are held by KLM.

EXPLANATORY NOTE

     This Form 20-F/A amends Items 3, 4, 5 and 18 of KLM’s Annual Report on Form 20-F for the fiscal year ended March 31, 2003, which was filed with the U.S. Securities and Exchange Commission (the SEC) on June 12, 2003. In connection with our proposed combination with Air France, our Annual Report on Form 20-F will be incorporated by reference by Air France into a registration statement under the U.S. Securities Act of 1933 on Form F-4. In that connection, and to increase the comparability of information in the Form F-4 to that contained in our Annual Report on Form 20-F we have retroactively:

•	Restated the selected financial data and note 28 to our consolidated financial statements to reflect the reclassification of KLM uk’s low-cost “buzz” business as a discontinued operation in light of its disposal to Ryanair in April 2003.

•	Reclassified our operating income under Netherlands GAAP to reflect changed accounting rules with respect to the presentation of extraordinary items that became effective as of April 1, 2003.

We have also:

•	Restated our earnings per share figures under Netherlands GAAP and U.S. GAAP for each of the fiscal years ended in the period from April 1, 1998 through March 31, 2002 to reflect the exclusion from the calculation of earnings per share of shares held by KLM.

•	Removed certain non-GAAP information relating to operating costs per available ton-kilometer (unit costs) and break even load factors.

•	In the selected financial data:

—	Reclassified our operating income (loss) under U.S. GAAP to reflect the inclusion in operating income (loss) of results on sale of holdings and results on sale of assets, which had been recognized in separate line items called results on sale of holdings and results on sale of assets.

—	Recaptioned “net assets” as “assets less current liabilities” to conform to the presentation in our balance sheets and included “stockholder’s equity” as a new line item.

—	Revised assets less current liabilities and total assets as of March 31, 2002 under U.S. GAAP to exclude net non-current deferred tax liabilities, which were previously included in assets less current liabilities and total assets.

•	Added new footnote 29 to our consolidated financial statements to describe the above changes to the extent they affect the consolidated financial statements.

     This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any other way than as required to reflect the amendments discussed above.

     The complete text of Items 3, 4, 5 and 18, as amended, have been set forth in their entirety, in accordance with Rule 12b-15 under the U.S. Securities Exchange Act of 1934. These items should be read together with the other items included in the original Form 20-F. Unless otherwise indicated, the exhibits previously filed with the original Form 20-F are not re-filed herewith.

     The filing of this Form 20-F/A shall not be deemed an admission that the original Form 20-F, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This Form 20-F/A contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about KLM and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management’s beliefs, and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including:

•	the proposed combination with Air France, including such factors as the risk that Air France and KLM will not be integrated successfully, the ability of Air France to develop an integrated strategy for the combined group and changing relationships with customers, suppliers and strategic partners;

•	the airline pricing environment;

•	competitive actions taken by other airlines;

•	general economic conditions;

•	changes in foreign exchange and jet fuel prices;

•	governmental and regulatory actions and political conditions;

•	developments affecting labor relations or our airline partners;

•	the outcome of any material litigation;

•	the future level of air travel demand;

•	our future load factors and yields;

•	industrial actions or strikes by our employees, employees of the combined group following the proposed combination of Air France and KLM or employees of our suppliers or airports; and

•	the many effects on KLM and the airline industry from terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the cost of security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel.

     Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents we file with or furnish to the SEC, could cause actual outcomes and results to differ materially from those that have been or may be projected by or on behalf of us. We caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in our SEC filings, including our Annual Report on Form 20-F. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PRESENTATION OF INFORMATION AND EXCHANGE RATES

     Unless otherwise specified or the context requires otherwise, “us”, “we”, “our”, “KLM” and the “Company” refer to KLM Royal Dutch Airlines and all its group companies.

     References to “dollars”, “U.S. dollars” and “$” are to United States dollars, references to “euro” and “EUR” are to the currency introduced at the start of the second stage of the Economic and Monetary Union (EMU) pursuant to the Treaty establishing the European Economic Community as amended by the treaty on the European Union. The conversion rates between the euro and the participating member states’ national currencies were irrevocably fixed on December 30, 1998. Our consolidated financial statements are reported in euro. Previously presented statements denominated in Dutch guilders (NLG) have been translated for all periods presented into euro using the irrevocably fixed conversion rate applicable since January 1, 1999 (EUR 1 = NLG 2.20371).

     U.S. dollar amounts presented are unaudited and have been translated solely for your convenience at and for the year ended March 31, 2003, from euro into U.S. dollars at an exchange rate of $1.09 per EUR 1.00, the noon buying rate published by Bloomberg for that date. For information regarding the rate of exchange between euro and U.S. dollars, see “Item 3-Key Information-Exchange Rates”. We do not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translations or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected consolidated financial data presented below for each of the years ended March 31, 2003, March 31, 2002, and March 31, 2001 has been derived from information included in our audited consolidated financial statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data for each of the years ended March 31, 2000, and March 31, 1999 has been derived from information included in our audited consolidated financial statements which are not included in this annual report.

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

Unless otherwise indicated, all amounts in this report are expressed in millions of euro.

Selected financial data presented in accordance with Netherlands GAAP

	Fiscal year ended March 31,

	2003	2002	2001	2000	1999

Total assets	8,165	8,943 (1)	8,590	8,647	8,299
Assets less current liabilities(2)	5,975	6,851 (1)	6,533	6,404	6,300
Long-term debt	3,971	4,417	3,686	3,712	3,503
Stockholders’ equity	1,476	1,992	2,061	2,019	2,157
Capital stock	125	125	125	125	187
Operating revenues	6,485	6,532	6,960	6,296	6,047
Operating income (loss)(3)	(484)	(94)	277	(18)	193
Net income (loss)	(416)	(156)	77	337	207
Net income (loss) per common share(4)/(5):
Basic	(9.26)	(3.46)	1.63	7.21	4.01
Diluted	(9.26)	(3.46)	1.63	7.21	4.01
Dividend declared per common share	0.10	0.20	0.60	—	0.68
Dividend declared per common share (in U.S. dollars)	0.11	0.22	0.66	—	0.74
Average number of common shares outstanding (in thousands):
Basic	45,071	45,682	46,133	46,569	50,965
Diluted	45,071	45,682	46,133	46,569	50,965

(1)	The March 31, 2002 balance sheet included a EUR 100 million deferred tax liability presented under provisions. Consistent with Netherlands GAAP, we have reclassified this liability as a negative deferred tax asset under financial fixed assets for comparative purposes, since KLM’s overall tax position turned into a deferred tax asset during the fiscal year ended March 31, 2003.

(2)	Net assets has been recaptioned as assets less current liabilities to conform to the presentation in our balance sheets.

(3)	Operating income under Netherlands GAAP has been adjusted retroactively to reflect the changed accounting rules effective for KLM as of April 1, 2003 with respect to the presentation of extraordinary items.

(4)	After taking into account the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C and based on the weighted average outstanding shares during the year.

(5)	The figures for each of the fiscal years ended during the period from April 1, 1998 through March 31, 2002 have been restated to exclude shares held by KLM.

Selected financial data presented in accordance with U.S. GAAP

	Fiscal year ended March 31,

	2003	2002		2001	2000	1999

Total assets	10,331	11,306	(1)	10,934	10,641	10,087
Assets less current liabilities(2)	8,148	9,214	(1)	8,304	7,840	7,679
Long-term debt	4,288	4,799		4,314	4,199	3,998
Stockholders’ equity	2,827	3,220		3,229	3,081	3,088
Capital stock	125	125		125	125	187
Operating revenues	6,367	6,412		6,869	6,286	6,047
Operating income (loss)(3)	(244)	86		458	731	572
Net income (loss)	(267)	(2	)(4)	154 (4)	510 (4)	354	(4)
Income (loss) from continuing operations(5)	(234)	28		209	530	354
Income (loss) from discontinued operations(5)	(33)	(30)		(55)	(20)	—
Net income (loss) per common share(6)/(7):
Basic	(5.97)	(0.08)		3.30	10.91	6.90
Diluted	(5.97)	(0.08)		3.30	10.91	6.90
Income (loss) from continuing operations per common share(5)/(6)/(7):
Basic	(5.23)	0.57		4.49	11.34	6.90
Diluted	(5.23)	0.57		4.49	11.34	6.90
Income (loss) from discontinued operations per common share(5)/(7):
Basic	(0.74)	(0.65)		(1.19)	(0.43)	—
Diluted	(0.74)	(0.65)		(1.19)	(0.43)	—
Dividend declared per common share	0.10	0.20		0.60	—	0.68
Dividend declared per common share (in U.S. dollars)	0.11 (6)	0.22		0.66	—	0.74
Average number of common shares outstanding (in thousands):
Basic	45,071	45,682		46,133	46,569	50,965
Diluted	45,071	45,682		46,133	46,569	50,965

(1)	Total assets and assets less current liabilities as of March 31, 2003 were reduced by €853 to mainly exclude net non-current deferred tax liabilities.

(2)	Net assets has be recaptioned as assets less current liabilities to conform to the presentation in our balance sheets.

(3)	Operating income under US GAAP has been reclassified to reflect the inclusion of results on sale of holdings and results on sale of assets, which had been previously recognized in separate line items called results on sale of holdings and results on sale of assets. The reclassification resulted in a decrease in operating income for the year ended March 31, 2003 of EUR 36 million, an increase of EUR 19 million for the year ended March 31, 2002, an increase of EUR 31 million for the year ended March 31, 2001, an increase of EUR 456 million for the year ended March 31, 2000 and an increase of EUR 150 million for the year ended March 31, 1999.

(4)	As explained in note 28 to KLM’s annual consolidated financial statements, KLM adopted SFAS 142 on April 1, 2002. Under SFAS 142 goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If this amortization had been excluded from KLM’s results for prior periods, net income (loss) and net income (loss) per share would have been increased by EUR 7 million (EUR 0.15 per share) for the year ended March 31, 2002, EUR 11 million (EUR 0.24 per share) for the year ended March 31, 2001, EUR 13 million (EUR 0.28 per share) for the year ended March 31, 2000 and EUR 18 million (EUR 0.35 per share) for the year ended March 31, 1999.

(5)	For comparative purposes, restated to reflect buzz as a discontinued operation effective April 1, 1998. On April 11, 2003, KLM sold KLM uk’s low fare business, buzz, to Ryanair. Under U.S. GAAP, buzz is considered a discontinued operation as from April 11, 2003.

(6)	After taking into account the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C and based on the weighted average outstanding shares during the year.

(7)	Exclusive of any shares held by KLM; the figures for each of the fiscal years ended during the period from April 1, 1998 through March 31, 2002 have been restated.

Dividends

For the 1998/99 fiscal year, a dividend of EUR 0.68 per common share was paid on each common share, either wholly in cash or in wholly in common shares. The value of the dividends paid in shares was 2.7% lower than the cash dividend. For the 1999/00 fiscal year, no dividend was paid. For the 2000/01 fiscal year a dividend of EUR 0.60 per common share was paid in cash. For the 2001/02 fiscal year a dividend of EUR 0.20 per common share was paid in cash.

For the 2002/03 fiscal year, a dividend of EUR 0.10 was charged out of our reserves and distributed in respect of each common share fully in cash.

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

			Period	Average
Fiscal year ended March 31,	High	Low	end	rate(1)

	(U.S. dollars per euro)
1999	1.2147	1.0549	1.0808	1.1226
2000	1.0887	0.9524	0.9574	1.0238
2001	0.9650	0.8271	0.8773	0.9079
2002	0.9277	0.8364	0.8717	0.8847
2003	1.1054	0.875	1.0915	0.9939

Source: Bloomberg

(1)	Average of the noon buying rates on the last day of each month during the year

	Highest	Lowest
Month	rate	rate

	(U.S. dollars per euro)
December 2002	1.0492	0.9968
January 2003	1.0853	1.0362
February 2003	1.0884	1.0688
March 2003	1.1054	1.0524
April 2003	1.1184	1.0695
May 2003	1.1909	1.1233

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

We are susceptible to market risks beyond our control, e.g. movements in interest rates, fuel prices and foreign exchange rates, which could materially affect our operating results. Fuel costs rose to historically high levels during the 2002/03 financial year and threaten to continue climbing higher. The ongoing conflicts in the Middle East, political turmoil in Venezuela and other major uncertainties concerning the availability and price of oil amplify this risk. We also have operating revenues, operating expenses and assets and liabilities denominated in various foreign currencies. Fluctuations in those currencies can materially affect our operating revenues, the values of our assets and our costs.

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

Labor costs comprised 29% of our total operating expenses in the 2002/03 financial year. Wage rates have a significant impact on our operating results. Our profitability could suffer if we are not able to conclude future collective labor agreements on satisfactory terms with our employees. Most of our major competitors are seeking to reduce their labor costs by renegotiating their labor agreements in their favor.

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

In fiscal year 2002/03, we carried more than 23.4 million passengers and 489,000 tons of cargo and provided engineering and maintenance services to more than 20 airlines. Measured by international revenue ton-kilometers, KLM ranks fifth among the 270-plus members of the International Air Transport Association (IATA). We operate a modern fleet of 219 aircraft, many configured for combined passenger/cargo flights. The number of our employees as of March 31, 2003 was 37,487, of whom 31,638 were employed in The Netherlands and 5,849 abroad.

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

Selected operating statistics

	Fiscal year ended March 31,

	2003	2002(1)	2001

Capacity
* Available ton-kilometers (ATK)	12,952	12,859	12,978
* Available seat-kilometers (ASK)	74,825	74,051	75,222
* Available freight ton-kilometers (AFTK)	5,852	5,817	5,783
* Kilometers flown	349	370	370
Hours flown (in thousands)	454	455	471
Traffic
* Revenue passengers and baggage (ton-kilometers)	5,935	5,840	6,037
* Revenue cargo (ton-kilometers)	4,197	4,050	4,146

* Total revenue ton-kilometers (RTK)	10,132	9,890	10,183

Load factor (%)	78.2	76.9	78.5
* Passenger kilometers	59,417	58,447	60,047
Passenger load factor (%)(2)	79.4	78.9	79.8
Cargo load factor (%)	71.7	69.6	71.7
* Weight of cargo carried (in kilograms)	489	490	502
Average distance flown per passenger (in kilometers)	3,057	3,567	3,728
Yield per revenue passenger kilometer(3)	7.1	7.3	7.1
Yield per revenue cargo ton kilometer(4)	24.2	25.0	26.0
Yield per RTK(5)	51.5	53.4	52.2

*	in millions

(1)	As of April 1, 2002, traffic and capacity figures comprise KLM, KLM cityhopper bv and KLM cityhopper uk Ltd. Prior-year figures have been restated for comparative purposes. In the prior years the figures of KLM cityhopper uk (former KLM uk feeder operation) were not included in the statistics. As of April 1, 2002, KLM cityhopper uk solely acts as a capacity provider for the KLM operation

(2)	Passenger load factor: Revenue passenger-kilometers expressed as a percentage of available seat-kilometers

(3)	Yield per revenue passenger-kilometer: Total passenger traffic revenue divided by total passenger-kilometers

(4)	Yield per revenue cargo ton kilometers: Total cargo traffic revenues divided by total cargo ton-kilometers

(5)	Yield per RTK: Total passenger and cargo traffic revenues divided by total revenue ton kilometers

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

Geographical data

We conduct worldwide operations. We break down our traffic statistics and yield by geographic market in the following tables:

	Fiscal year ended March 31,

	2003	2002	2001

	(in millions of ton-kilometers)
Traffic(1)
Europe	1,034	939	821
North Atlantic	2,582	2,649	2,997
Asia Pacific	3,366	3,240	3,505
Central and South Atlantic	1,271	1,301	1,163
Middle East / South Asia	760	799	800
Africa	1,119	962	897

Total	10,132	9,890	10,183

(1)	As of April 1, 2002, traffic and capacity figures comprise KLM, KLM cityhopper bv and KLM cityhopper uk Ltd. Prior-year figures have been restated for comparative purposes. In the prior years the figures of KLM cityhopper uk (former KLM uk feeder operation) were not included in the statistics. As of April 1, 2002, KLM cityhopper uk solely acts as a capacity provider for the KLM operation

	Fiscal year ended March 31,

	2003	2002	2001

	(in millions of euro)
Traffic revenue
Europe (including domestic lines)	1,505	1,176	1,260
North Atlantic	1,032	1,118	1,338
Asia Pacific	1,200	1,317	1,350
Central and South Atlantic	535	572	508
Middle East / South Asia	413	335	448
Africa	542	494	442

Total scheduled services	5,227	5,012	5,346
Subsidiaries’ revenue	553	814	780

Total	5,780	5,826	6,126

Yield per RTK	(in euro cents)
Europe (including domestic lines)	146	125	153
North Atlantic	40	42	45
Asia Pacific	36	41	39
Central and South Atlantic	42	44	44
Middle East/South Asia	54	43	56
Africa	48	51	49

Total	52	51	52

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

Marketing and sales

On March 31, 2003 KLM maintained over 134 passenger sale offices worldwide staffed by KLM personnel. In the USA, Canada and Mexico, we are represented by our partner Northwest Airlines. In addition, we have appointed 123 general sales agents, mainly in countries where we do not offer air transport services. Through its participation in the International Air Transport Association, an association which includes most other major international air carriers, our tickets are sold by approximately 46,000 sales agents. Travel agent commissions vary depending on the country and/or market segment and range from 0% to 9% or are set by the IATA Traffic Conferences based on the type of transportation sold by the sale agents and the countries of sale destination. Certain agents have contracts with us, which provide for incentive commission. During the 2002/03 fiscal year, sales agents accounted for approximately 93% of our total gross air transportation sales.

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

In 2002, KLM and Northwest synchronized their respective frequent flyer programs to create increased opportunities to earn frequent flyer miles and to offer additional worldwide destinations as travel awards.

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

Cooperation with Continental Airlines

In October 2001, KLM and Continental Airlines announced a limited and, for the time being, temporary commercial co-operation. In the first instance, code sharing was introduced on connecting flights between Newark International Airport in the United States and other domestic destinations in the United States and on connecting flights between Amsterdam Airport Schiphol and other European destinations. KLM and Continental also concluded a fully reciprocal Frequent Flyer Agreement. The agreement was reached in close consultation with Northwest Airlines. Subsequently, as of May 2002, a code share agreement between KLM and Continental was renewed for a further period of one year covering selected connecting flights between Newark and Houston and other domestic destinations in the United States and on selected connecting flights between Amsterdam Airport Schiphol and other destinations in Europe, Africa, and the Middle East. As of June 10, 2003, this contract was further expanded in scope and extended so as to make it co-terminous with the KL/NWA Enhanced Alliance Implementation Agreement as referenced to above.

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

We are currently the major scheduled airline providing service between the United States and The Netherlands. Under the bilateral Air Transport Agreement between The Netherlands and the United States, American and Dutch scheduled and charter carriers may operate services between the United States and The Netherlands without restrictions as to frequency and capacity. The North Atlantic route sector, comprising routes between The Netherlands and each of Canada, the United States and Mexico, accounted for approximately 25% of our total traffic ton-kilometers in fiscal year 2002/03.

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

Ancillary activities

We also engage in other business activities, which are ancillary to our air transport operations. We service, maintain and modify airframes, engines and spare parts operated by third parties, including other air carriers, and we manufacture a limited number of aircraft accessories. We also operate tax-free shops at Schiphol Airport and engage in on-board sales of a variety of products. We provide technical, operational and commercial handling, management, advisory, training and catering services, as well as computerized hotel and flight reservation systems, to third parties. Gross revenues from ancillary activities during the 2002/03 fiscal year were EUR 705 million, or 11% of KLM’s operating revenues.

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

D. Property, plants and equipment

On March 31, 2003, we owned or financially leased the following aircraft:

Aircraft

		Term of
		depreciation	Average age
Number of aircraft	Type	in years	in years

5	Boeing 747-400	18	12.3
17	Boeing 747-400 Combi	18	9.1
2	Boeing 747-300	25	22.8
5	Boeing 747-300 Combi	25	22.6
2	Boeing 747-300 Freighter	25	27.3
8	Boeing MD-11	18	8.1
1	Boeing 737-900	18	1.5
25	Boeing 737-800	18	3.2
2	Boeing 737-700	18	0.1
7	Boeing 737-400	18	11.3
7	Boeing 737-300	18	10.5
3	Boeing 757-200	15	9.7
15	Fokker 100	12	13.9
17	Fokker 70	15	7.0
10	Fokker 50	15	12.2
2	BAe 146-300	15	13.3
3	ATR 72	15	4.9
23	Training aircraft

During the 2002/03 fiscal year we took delivery of a 747-400ERF aircraft, a 747-400 Combi aircraft, two Boeing 737-700, four Boeing 737-800 and six Boeing 737-300.

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

Earnings per share calculations for the year ended March 31, 2003 are exclusive of any shares held by KLM. Outstanding shares used for the earnings per share calculations are based on the weighted average outstanding shares during the year. As described in the explanatory note to this Form 20-F/A, the earnings per share figures under Netherlands GAAP and US GAAP for each of the years ended March 31, 2002 through March 31, 1999 have been restated due to the erroneous inclusion in the past of treasury stock in the average number of common shares outstanding.

Where reference is made to extra-ordinary items in the Form 20F filed on June 12, 2003, we have accordingly adjusted the wording of our comments below. We note that extraordinary items relate to reorganization costs and the settlement of the Alitalia arbitration award. As described in the explanatory note to this Form 20-F/A, these items have been reclassified to operating income under Netherlands GAAP. All other comments have remained unchanged in comparison with those included in the Form 20F filed on June 12, 2003.

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

Conditions in most of our markets changed rapidly in 2002/03. Many businesses economized on their travel policies, while demand for leisure flights fell. Necessary price reductions exerted even more pressure on our tight margins.

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

Focused margin management

One of the structural causes of the current situation is the cost structure of our network organization. Given the drop in yields, our cost base is too high despite the rationalizations of recent years. With limited influence on short-term labor costs and virtually no influence on the cost of fuel, airports, air traffic control, flyover rights, booking systems and security and insurance, the pressure on results is intense. Further cost control is possible and necessary, but there is a point at which the network structure is in danger of being compromised and further economizing is counterproductive. Cooperation between airlines in the form of alliances or other partnerships is designed primarily to enlarge markets and not to address this problem.

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

Low-cost is here to stay

Although they initially tapped new markets, low-cost carriers have turned their attention to the established carriers’ connections over the years. In reply, KLM uk set up buzz in 1999, which grew into the third largest low-cost airline in Europe with ambitious plans for expansion. But the prospect of an independent, profitable operation faded rapidly during the 2002/03 fiscal year as a large number of new carriers entered the market and the regular airlines presented their response to them. A decision taken in the middle of the 2002/03 fiscal year not to continue the development of buzz without a strong partner ultimately resulted in its sale of its activities to the Irish carrier Ryanair. KLM is now represented in the low-cost market through Transavia’s BASIQ AIR label.

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

Other factors

Governmental, economic, fiscal, monetary or political policies or factors did not materially affect our operations in the financial year 2002/03.

2002/03 compared with 2001/02

We realized an operating loss for this financial year of EUR 484 million (2001/02: EUR 94 million operating loss). The net loss before tax amounted to EUR 622 million (2001/02: EUR 224 million loss). After tax, the net loss for the year amounted to EUR 416 million
(2001/02: EUR 156 million loss).

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

The EUR 42 million loss on the sale of assets (2001/02: EUR 10 million income) was caused by the sale of KLM uk’s low-cost buzz activities (EUR 9 million) and the sale of assets from our fleet (EUR 33 million). The result on the sale of KLM uk’s low-cost activities is the net effect of sales proceeds received from Ryanair on the transfer of assets (EUR 20 million, received at April 11, 2003), costs arising from arrangements under the sales agreement (EUR 20 million) and staff redundancies costs (EUR 9 million) which will be borne by KLM uk. The result on the sale of fleet assets arose principally from sale and leaseback transactions entered into to limit future residual value risks on these aircraft.

Financial income and expense improved by EUR 36 million (27% compared to the previous year) principally due to lower interest expense in connection with investments in the fleet.

Results on holdings were EUR 11 million better at EUR 4 million negative. The increase was attributable in part to an improvement in Martinair’s earnings.

Operating expenses included exceptional costs to an amount of EUR 351 million. Of these exceptional costs EUR 276 million related to the arbitration tribunal’s decision on the dispute between KLM and Alitalia regarding the termination of their alliance as of April 28, 2000. The tribunal ruled that our termination of the agreement was void and allowed Alitalia’s claim for EUR 250 million plus interest. The claim brought by us against Alitalia to recover EUR 100 million plus interest paid for the development of Malpensa Airport was also awarded. The remaining exceptional loss (EUR 75 million) related to a provision for restructuring and relates to redundancy costs for approximately 1,000 full-time equivalents. In the fiscal year 2001/02 there were no exceptional items.

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

Passenger load factor for the financial year as a whole was 79.4% (2001/02: 78.7%). Measured in passenger kilometers, traffic increased by 2% from 58,447 million in 2001/02 to 59.417 million. The passenger business realized an operating loss of EUR 25 million.

Over the year as a whole, freight capacity increased by 1%. In freight ton-kilometers, traffic increased by 4% to 4,197 million (2001/02: 4,050 million). The load factor rose from 69.6% to 71.7%.

The decline in traffic had an indirect effect on engineering and maintenance activities. Thanks to an active sales policy, the engineering and maintenance division maintained its volumes. Third party revenue amounted to EUR 329 million. The engineering and maintenance business’ operating income came to EUR 41 million.

Operating results by business segment in 2002/03

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

Charter/low-cost business

The Charter/low-cost business had an operating loss of EUR 2 million, which was the balance of a positive result at Transavia and a negative result at buzz. Despite lower economic growth, volumes on the charter market were slightly firmer and Transavia grew its market share. The scheduled services some operated as traditional scheduled flights and some in accordance with the Basiq Air concept reported good load factors. Passenger numbers on the three new destinations served by Basiq Air, Bordeaux, Marseille and Madrid, were mainly good. In response to the concept’s success, all scheduled services were reorganized as Basiq Air flights at the beginning of 2003. Buzz’s results for 2002/03 came under pressure from fierce competition.

2001/02 compared with 2000/01

Operating income fell so substantially that the year closed with an operating loss of EUR 94 million (2000/01: EUR 277 million operating income). The net loss amounted to EUR 156 million (2000/01: EUR 77 million net income). Net loss per common share came to EUR 3.46 (2000/01: EUR 1.63 net income).

The fall in operating income was due principally to a drop in passenger revenues, which fell by 4% to EUR 4,810 million owing to the 5% decline in passenger traffic. Yield per passenger kilometer was the same as in the previous year. Cargo revenue was 8% lower, due in almost equal measure to the decline in traffic and the decline in yield per cargo ton-kilometer. Total traffic, in ton-kilometer, was 4% lower than in the previous year. Since capacity was 2% lower, the load factor declined by 1.6 percentage points.

Due to a number of targeted actions to improve cost control, operating expenses excluding fuel costs were unchanged from the previous year. The actions were designed chiefly to reduce capacity and to control personnel expenses. This latter measure was realized through the postponement of a general salary increase and a reduction in staff numbers by about 1,200 full time employees, which was achieved without forced redundancies. The effects of these measures were seen mainly in the third and fourth quarters of the 2001/02 financial year.

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

In fiscal year 2001/02 we set aside EUR 100 million (2000/01: EUR 96 million) for the settlement with Northwest Airlines. This amount has been recognized as an operating expense under the heading Commercial Cooperation. Joint venture revenue fell by more than 14% during the year to US$2,076 million. Joint venture expenses fell by about 7%, chiefly because of the lower capacity contribution. The number of our available seat-kilometers was 14% lower than in the previous year. The fall in Northwest Airlines’ available seat-kilometers in this route area was 6%. The number of passengers was 11% lower at approximately 5.1 million.

The passenger load factor for the year was lower than in the record year 2000/01 but due to the capacity reduction and the careful balancing of capacity and demand, the decline was limited: 78.7% versus 79.8% in 2000/01. Measured in passenger kilometers, traffic fell by 5%, from 60,047 million in 2000/01 to 56,891 million in the 2001/02 financial year.

The cargo division saw a decline in demand as early as the first quarter of the fiscal year, particularly on flights to Asia. In Europe, too, growth in traffic fell sharply. The organization accordingly took measures to bring costs into line with the projected lower level of activity. Fewer changes were therefore required following the events of September 11, 2001. Freight capacity remained virtually unchanged. An increase in traffic with a narrower margin, however, led to a modest decline in traffic revenue. In cargo ton-kilometers, traffic declined by 3% from 4,146 million in 2000/01 to 4,042 in 2001/02. The load factor weakened from 71.7% to 69.4%.

A significant part of engineering and maintenance’s work consists of periodic, planned maintenance carried out in accordance with strict schedules based on the number of flying hours. Fluctuations in fleet utilization owing to changing traffic patterns therefore have an immediate impact on the workplaces. The decline in traffic from virtually the beginning of the fiscal year and the sharp drop in demand for maintenance following the September attacks curbed the service package’s growth considerably. We took immediate measures to bring costs into line with the drop in volume. Additional services and several new customers subsequently brought some stability to revenue and income. Although under utilization at competitor maintenance companies exerted some pressure on margins, the engineering and maintenance division responded to the developments with such innovations as e-trading, supply chain initiatives and organizational flexibility. High priority was given to reducing working capital.

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

In the 2002/03 financial year an impairment loss of EUR 78 million was recognized for the Boeing 747-300 fleet due to an accelerated phasing out process.

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

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. Disclosures under Interpretation No. 45 are effective for us in the 2002/03 financial statements. Additionally, Interpretation No. 45 clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. KLM is currently assessing the impact of the adoption of this interpretation on its financial position, results of operations and cash flows. The recognition provisions of FIN 45 are required for certain guarantees issued or modified after December 31, 2002.

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

Evaluation of the sources and amounts of our cash flows

We invest our liquid reserves in short-term instruments at current interest rates. Nonetheless in some of our foreign establishments exchange controls, transfer formalities and currency shortages restrict a portion of our funds. The part of our liquid reserves subject to these restriction amounts to EUR 15 million generally does not earn interest and is subject to the risk of currency devaluation. These restrictions however do not affect our ability to meet any cash obligations. We have covered our Japanese yen and parts of our U.S. dollar long-term commitments with forward exchange contracts. The euro portion of our long-term debt, excluding perpetual loans, as of March 31, 2003 of this annual report amounted to 71% of those commitments. A 25% portion of the commitments is in U.S. dollars and 4% is in British sterling.

KLM’s cash flow from operating activities amounted to EUR 297 million. Included in this amount is a payment of EUR 172 million for the settlement of the Alitalia arbitration award. KLM’s liquidity position was reduced, however, by substantial investment expenditure, principally on fleet replacements, and loan repayments. Cash flow used by investing activities amounted to EUR 346 million, of which EUR 637 million related to the purchase of and advance payments for aircraft. Cash outflow from financing activities amounted to EUR 280 million. Financing was arranged for two aircraft and existing debt relating to aircraft financing was repaid during the financial year. In addition, we repurchased our own shares to an amount of EUR 6 million. We constantly seek opportunities to optimize our current debt position in order to further reduce our weighted average cost of capital.

Cash and marketable securities as of March 31, 2003 were EUR 608 million. Furthermore the Company holds triple A bonds and long-term deposits to an amount of EUR 311 million, which are included in financial fixed assets. Triple A bonds and long-term deposits are available on call to the Company.

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

Information on debt

For information on the types of our financial instruments, the maturity profile of our debt, the currency and interest rate structure of our debt please see notes 8 and 14 to our consolidated financial statements.

Capital Expenditures

Capital Expenditures 2002/03

Capital expenditures made during the 2002/03 financial year amounted to EUR 715 million and included the purchase of one Boeing 747-400 aircraft (valued at EUR 169 million), two Boeing 737-700 aircraft (valued at EUR 80 million) and one Fokker 70 aircraft (valued at EUR 20 million). Capital expenditures on other material tangible fixed assets totaled EUR 50 million, mainly invested in equipment and buildings. Capital expenditures on intangible fixed assets totaled 28 million. On March 31, 2003, our total commitments, net of amounts prepaid, with respect to current orders for aircraft amounted to EUR 1,042 million and for other assets to EUR 45 million. Approximately EUR 150 million (21%) of the capital expenditures were funded externally.

Prepayments were made on three Boeing 747-400 aircraft (EUR 219 million), four Boeing 777-200 aircraft (EUR 203 million), six Airbus 330-200 aircraft (EUR 18 million) and two Boeing 737-700 aircraft (EUR 15 million).

Capital Expenditures 2001/02

Capital expenditures made during the 2001/02 financial amounted to EUR 430 million and included the purchase of four Boeing 737-900 aircraft (valued, in aggregate, at EUR 180 million, of which EUR 115 million was paid during the 2001/02 financial year), two Boeing 737-800 aircraft (valued, in aggregate, at EUR 75 million, of which EUR 31 million was paid during the 2001/02 financial year). Capital expenditures on spare engines and spare parts totaled EUR 61 million. Capital expenditures on other tangible fixed assets totaled EUR 66 million, mainly invested in equipment and buildings. Capital expenditures on intangible fixed assets totaled EUR 7 million. Approximately EUR 130 million (30%) of the capital expenditures were funded externally.

Prepayments were made on three Boeing 747-400 aircraft (EUR 86 million), four Boeing 737-700 aircraft (EUR 37 million) and two Boeing 737-800 aircraft (EUR 1 million).

C. Research and development, patents and licenses etc.

None.

D. Trend information

The first two months of financial year 2003/04 showed a year-on-year decline in revenue passenger kilometers of 8%. This was mainly due to the outbreak of the SARS-virus, which affected traffic to Asian destinations, and the impact of the war in Iraq. Cargo traffic showed a year-on-year increase of 5% which was mainly due to the deployment of two new full-freighters and the full deployment of our combi fleet on Asia Pacific routes.

On the basis of current economic conditions and uncertainties surrounding the SARS-virus, we do not anticipate a short-term improvement in the operating environment. We are firmly set on implementing necessary measures aimed at a structural reduction of our cost levels as well as short-term measures that contribute immediately to an improvement in results.

E. Off-Balance sheet arrangements

We have entered into several transactions with special purpose entities (SPEs) in connection with fleet financing structures for aircraft. These structures do not qualify as off balance sheet structures. Except for 3 structures which we established in the 2002/03 financial year (the nature and extent of which is described below), we generally transfer aircraft to SPEs and obtain the right to use these assets for our operations based on financial lease agreements. Since we retain the majority of the residual and ownership risks related to these assets in substance, these SPEs are fully consolidated within our financial statements and form an integral part of the disclosures on assets and liabilities that are included in this annual report.

During 2002/03 we entered into 3 off balance sheet structures with SPEs, concerning a total of 10 aircraft. Furthermore we entered into one sale and leaseback transaction (concerning 2 aircraft) which did not involve SPEs. In general, these transactions were conducted to reduce any further residual value risk for certain fleet types. Since we transferred the risks related to these assets in substance to third parties, these transactions result in a reduction of our fleet assets.

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

F. Tabular disclosure of contractual obligations

Overview of contractual obligations and commitments as of March 31, 2003:

	Payments due by period

		Less than	1-3	4-5	After
Contractual Obligations	Total	1 year	years	years	5 years

Financial Lease Obligations	317	34	140	82	61
Long-Term Debt Obligations	3,743	316	1,049	680	1,698
Operating Lease Obligations	1,174	190	385	244	355

Total Contractual Obligations	5,234	540	1,574	1,006	2,114

	Expiration per period

	Total
	amounts	Less than	1-5	After
Other Commitments	committed	1 year	years	5 years

Fleet Purchase Commitments	1,042	516	526	0
Guarantees	174	62	21	91

Total Other Commitments	1,216	578	547	91

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

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-48 and page S-1, which are incorporated by reference in this annual report.

ITEM 19. EXHIBITS

12.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a)

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE LUCHTVAART MAATSCHAPPIJ N.V. (KLM Royal Dutch Airlines)

	By:	LEO M. VAN WIJK

L.M. van Wijk
President and Chief Executive Officer

	By:	ROBERT A. RUIJTER

R.A. Ruijter
Managing Director and Chief Financial Officer

Date: January 9, 2004

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Consolidated Financial Statements
Accounting Policies	F-3
Consolidated Balance Sheet as of March 31, 2003 and 2002	F-7
Consolidated Statements of Earnings for the years ended March 31, 2003, 2002 and 2001	F-8
Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2002 and 2001	F-9
Notes to the Consolidated Financial Statements	F-10
Company Financial Statements
Company Balance Sheet as of March 31, 2003 and 2002	F-41
Company Statements of Earnings for the years ended March 31, 2003, 2002 and 2001	F-41
Notes to the Company Financial Statements	F-42

Independent Auditors’ report

To the Management Board and Supervisory Board of KLM Royal Dutch Airlines and Subsidiaries:

We have audited the consolidated financial statements of KLM Royal Dutch Airlines and its Subsidiaries (the “Company”) as listed in the index on page F-1 and included on the pages F-3 through F-48. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the index on page S-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KLM Royal Dutch Airlines and Subsidiaries at March 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with generally accepted accounting principles in The Netherlands. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 29 to the consolidated financial statements, the earnings per share data for the years ended March 31, 2002 and 2001 have been restated.

As discussed in note 29 to the consolidated financial statements, KLM has changed the method of presenting extraordinary items as a result of the adoption of RJ 270 Revenue Recognition.

Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 28 to the consolidated financial statements. As discussed in note 29 to the consolidated financial statements, the earnings per share data under US GAAP for the years ended March 31, 2002 and 2001 have been restated.

Amstelveen, the Netherlands,	KPMG Accountants N.V.
June 12, 2003, except for Note 29, which is as of January 9, 2004

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

Changes in accounting policies

There were no changes in accounting policies during fiscal year 2002/2003. As of April 1 2003, there was a change of accounting policy with respect to extra-ordinary items. Please refer to note 29 for further explanation of this change.

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

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED BALANCE SHEET

In millions of euros

Before appropriation of results

	Note(1)	March 31, 2003	March 31, 2002(2)

Fixed assets
Intangible fixed assets	1	66	56
Tangible fixed assets	2	4,982	5,104
Financial fixed assets	3	1,289	1,264

		6,337	6,424
Current assets
Operating supplies	4	222	257
Accounts receivable	5	998	1,233
Marketable securities		—	2
Cash	6	608	1,027

		1,828	2,519
Current liabilities	7	2,190	2,092

Current assets less current liabilities		(362)	427

Assets less current liabilities		5,975	6,851

Long-term debt	8
Subordinated perpetual debt		544	591
Other long-term debt		3,427	3,826

		3,971	4,417
Provisions	9	271	177
Deferred credits	10	256	265
Group equity
Stockholders’ equity	11	1,476	1,992
Share of third parties		1	—

		1,477	1,992

		5,975	6,851

(1)	The accompanying Notes are an integral part of these Consolidated Financial Statements

(2)	Prior-year figures have been reclassified with regard to deferred taxes

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED STATEMENTS OF EARNINGS(3)

In millions of euros with the exception of the stock data

		For the Years Ended March 31,

	Note(1)	2003	2002	2001

Operating revenues
Traffic revenue	15	5,780	5,826	6,126
Other revenue	16	705	706	834

		6,485	6,532	6,960
Operating expenses (see note 29)	17	6,969	6,626	6,683

Operating income (loss)		(484)	(94)	277
Financial income and expense	20	(98)	(134)	(138)
Results on sale of assets	21	(42)	10	27
Results of holdings	22	(4)	(15)	(21)
Results on sale of holdings	23	6	9	4

Pretax income (loss)		(622)	(224)	149
Taxes (see note 29)	24	206	68	(73)

		(416)	(156)	76
Share of third parties		—	0	1

Net income (loss)		(416)	(156)	77

Net income (loss) attributable to common shares		(418)	(158)	75
Average number of common shares outstanding(2) (restated, see note 29)		45,070,544	45,681,707	46,133,032
Average number of common shares outstanding, fully diluted(2) (restated, see note 29)		45,070,544	45,681,707	46,133,032
Net income (loss) per common share (restated, see note 29)		(9.26)	(3.46)	1.63

(1)	The accompanying Notes are an integral part of these Consolidated Financial Statements

(2)	Taking repurchased shares into account

(3)	Operating income has been adjusted for the year ended March 31, 2003 to reflect the changed accounting rules effective for KLM as of April 1, 2003 with respect to the presentation of extra-ordinary items. Please refer to note 29.

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of euros

	For the Years Ended March 31,

	2003	2002	2001

Cash flow from operating activities:
Net income (loss)	(416)	(156)	77
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	535	487	429
Provision for losses and accounts receivable	(9)	9	12
Results on sale of assets	42	(10)	(27)
Undistributed earnings of affiliates	4	15	19
Gain on sale of affiliates	(6)	(9)	(4)
Deferred taxes	(201)	(65)	73
Change in assets and liabilities:
Accounts receivable	190	122	72
Supplies	35	40	(1)
Prepaid expenses	104	(43)	(25)
Change in provisions	87	(21)	(63)
Current liabilities	(40)	152	(32)
Taxes and social insurance premiums	(9)	21	(21)
Deferred credits	(22)	(16)	20
Marketable securities	2	4	57
Share of third parties	1	—	(5)

Net cash provided by operating activities	297	530	581
Cash flow from investing activities:
Proceeds from sale of tangible fixed assets	305	64	167
Capital expenditures	(725)	(430)	(614)
Net expansion of other holdings	(26)	149	(49)
Investment in inventory	10	(17)	(15)
Changes in the group of consolidated holdings	—	—	(9)

Net cash (used in) provided by investing activities	(436)	(234)	(520)
Cash flow from financing activities:
Dividend paid	(11)	(30)	(2)
Increase in long-term debt	121	365	626
Decrease in long-term debts	(259)	(401)	(523)
Increase in long-term receivables	(78)	(161)	(225)
Decrease in long-term receivables	62	70	401
Other	(115)	49	(166)

Net cash provided by financing activities	(280)	(108)	111
Changes in cash	(419)	188	172
Cash, opening balance	1,027	839	667

Cash, closing balance(1)	608	1,027	839

In fiscal 2002 interest paid amounted to EUR 178 million, as compared to fiscal 2001 EUR 211 million and fiscal 2000 EUR 181 million. In fiscal 2002 no income taxes were paid on a preliminary basis. In fiscal 2001 EUR 4 million and in fiscal 2000 EUR 1 million income taxes were paid on a preliminary basis.

(1)	Including Triple A bonds and deposits the overall cash position amounts to EUR 919 million as of March 31, 2003 (as of March 31, 2002: EUR 1,383 million, as of March 31, 2001: EUR 1,148 million)

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

	Redemption	Redemption
	through	after
Term	5 years	5 years	Perpetual	Total

Subordinated perpetual loans	—	—	544	544
Financial lease commitments	1,557	1,487	—	3,044
Other loans	172	211	—	383

March 31, 2003	1,729	1,698	544	3,971

March 31, 2002	1,482	2,344	591	4,417

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

11. Stockholders’ equity

For a break-down of Stockholders’ equity, please refer to Note 35.

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

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating revenues

15. Traffic revenue

	For the Years Ended March 31,

	2003	2002	2001

Passengers	4,210	4,267	4,527
Cargo	1,017	1,016	1,109
Charter / Low Cost	553	543	490

	5,780	5,826	6,126

16. Other revenue

	For the Years Ended March 31,

	2003	2002	2001

Maintenance and other technical work	280	273	273
Cargo and mail handling	40	39	131
Tax-free sales	115	107	104
Aircraft handling	105	92	93
Miscellaneous	165	195	233

	705	706	834

These services have been rendered mainly in The Netherlands.

17. Operating expenses

	For the Years Ended March 31,

	2003	2002	2001

Salaries and benefits	1,907	1,747	1,675
Aircraft fuel	886	983	1,038
Materials and consumables	448	470	465
Commercial costs	499	506	593
Landing fees and navigation charges	541	524	515
Third-party handling costs	208	231	222
Work by third parties	489	455	535
Depreciation	535	487	429
Operational aircraft lease expenses	171	226	187
Cost of housing, vehicles and inventories	186	180	211
Commercial cooperation	117	176	214
Ad hoc and short-term aircraft/truck rentals	99	153	153
Hired personnel	108	116	137
Other operating expenses	424	372	309
Reorganization costs(1)	75	—	—
Costs arising from arbitration in legal dispute between KLM and Alitalia(1)	276	—	—

	6,969	6,626	6,683

(1)	These costs of exceptional nature were previously classified as extra-ordinary items, see note 29

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

24. Taxes

The effective tax burden differs from the current tax rate (34.5%). For 2002/2003 the effective tax rate was 33%. The difference between the effective and standard rate can be explained as follows:

	For the Years Ended March 31,

	2003	2002	2001

Standard rate taxation	214	79	(52)
Participation exemption	1	(1)	(6)
Foreign tax issues	(13)	(13)	(12)
Other permanent differences	4	3	(3)

Effective rate taxation	206	68	(73)

25. Extraordinary items after tax

Note has been deleted, please refer to note 29

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

			Engineering			Elimination
			&	Charter /		of inter-	Total
2002/2003	Passenger	Cargo	Maintenance	Low Cost	All other	segments	consolidated

Operating revenues
Operating revenues from external customers	4,425	1,068	329	590	73		6,485
Intersegment revenues	553	31	639		151	(1,374)	—

	4,978	1,099	968	590	224	(1,374)	6,485

Operating expenses(1)	5,003	1,027	927	592	794	(1,374)	6,969

Operating income (loss)	(25)	72	41	(2)	(570)	—	(484)

Interest revenue							46
Results of holdings							2
Other							(186)

Pretax income (loss)							(622)
Taxes							206

After tax income (loss)							(416)
Share of third parties							—

Net income (loss)							(416)

Total assets	4,474	254	666	751	2,020		8,165

Total liabilities	4,308	168	632	614	710		6,432

Commitments for tangible fixed assets on order or under construction	705	225	11	120	26		1,087

Capital expenditure	554	222	19	116	28		939

Depreciation and amortization	426	14	33	28	34		535

(1)	Operating expenses includes a write down of EUR 78 million for the Boeing 747-300 fleet: Passenger EUR 58 million, Cargo EUR 20 million

KLM ROYAL DUTCH AIRLINES

						Elimination
			Engineering &	Charter /		of inter-	Total
2001/2002	Passenger	Cargo	Maintenance	Low Cost	All other	segments	consolidated

Operating revenues
Operating revenues from external customers	4,485	1,067	288	565	127		6,532
Intersegment revenues	567		675		146	(1,388)	—

	5,052	1,067	963	565	273	(1,388)	6,532

Operating expenses	5,193	1,020	912	574	315	(1,388)	6,626

Operating income (loss)	(141)	47	51	(9)	(42)	—	(94)

Interest revenue							58
Results of holdings							(6)
Other							(182)

Pretax income (loss)							(224)
Taxes							68

After tax income (loss) before extraordinary items							(156)
Extraordinary items after tax							—
Net income (loss)							(156)

Total assets	4,908	298	641	576	2,520		8,943
Total liabilities	4,866	206	590	413	611		6,686
Commitments for tangible fixed assets on order or under construction	11	423	1	217	25		677
Capital expenditure	192	3	3	2	35		235
Depreciation and amortization	369	27	31	29	31		487

	Passenger		Engineering			Cash and
	incl. KLM		&	Consolidated		marketable	Eliminations	Total
2000/2001	cityhopper	Cargo	Maintenance	holdings	All other(1)	securities(2)	of inter-	consolidated

Operating revenues
Operating revenues from external customers	4,545	1178	273	964				6,960
Intersegment revenues	540		536	350			(1,426)	—

	5,085	1178	809	1,314			(1426)	6,960

Operating expenses	5,117	1047	755	1,271	(81)		(1,426)	6,683

Operating income	(32)	131	54	43	81			277

Interest revenue								70
Results of holdings								(17)
Other								(181)

Pretax income								149
Taxes								(73)

After tax income								76
Share of third parties								1

Net income								77

Total assets	3,644	278	680	2,212	931	845		8,590
Commitments for tangible fixed assets on order or under construction	118	0	1	521	8			648
Capital expenditure	337	8	15	237	13			610
Depreciation and amortization	240	15	28	115	31			429

(1)	All other includes other KLM Company departments and unallocated gains and losses

(2)	Cash and marketable securities are stated separately because they form a significant part of total assets

KLM ROYAL DUTCH AIRLINES

26. Segmentation — (Continued)

Consolidated information by geographic area (route areas)

In millions of euros

	March 31, 2003			March 31, 2002			March 31, 2001

		Tangible/			Tangible/			Tangible/
	Operating	Intangible	Capital	Operating	Intangible	Capital	Operating	Intangible	Capital
	revenue	fixed assets(1)	expenditure(1)	revenue	fixed assets(1)	expenditure(1)	revenue	fixed assets(1)	expenditure(1)

Europe	2,496	1,450	138	2,427	1,980	124	2,602	2,414	332
North Atlantic	1,032			1,118			1,338
Asia Pacific	1,200			1,318			1,350
Central and South Atlantic	535			572			508
Middle East/South Asia	413			335			460
Africa	542			494			442
All Other	267	3,598	801	268	3,180	111	260	2,887	278

Total consolidated	6,485	5,048	939	6,532	5,160	235	6,960	5,301	610

27. Related-party transactions

     As part of its normal activities, KLM enters into arm’s length transactions with related parties in respect of the temporary chartering of aircraft and the financing of certain minority holdings.

(1)	KLM’s tangible fixed assets consist principally of aircraft. The narrow body fleet is flown in the European route area only and can therefore be disclosed separately. The wide body fleet is mobile across geographical markets and is therefore included at book value under Other

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

On April 11, 2003, the company sold KLM UK’s low fare business, buzz, to Ryanair. Under Netherlands GAAP, the company recorded a loss of € 9 million in fiscal year 2002/03 to reflect the net effect of sales proceeds to be received from Ryanair, costs arising from arrangements under the buzz sales agreement (which can be characterized as impairment losses on certain fleet assets) and staff redundancy costs to be borne by KLM UK in connection with the transaction.

Under Netherlands GAAP the sale of the buzz operation is not considered as a discontinued operation since KLM has not disposed of a significant separate activity as defined under Netherlands GAAP. KLM is still operating a low cost business segment consisting of Transavia’s Basiqair. Under US GAAP, buzz is considered as a discontinued operation from April 11, 2003 as it qualifies as a component of an entity under SFAS 144. The financial statements have been amended to reflect this discontinued operation, please refer to note 29 for further explanation thereof. Buzz was part of KLM’s charter/low cost business segment.

Certain costs, including impairment charges, totalling € 9 million were recognized in 2002/03. The sales proceeds (€ 20 million), less book value of related assets (€1 million), less relating operating costs, including termination benefits, were recognized in April 2003 and netted out to be approximately zero.

Operating revenues from the discontinued operation for the years ended March 31, 2003, 2002 and 2001 were € 118 million, € 120 million and € 91 million respectively.

Pretax losses from the discontinued operation for the years ended March 31, 2003, 2002 and 2001 were € 33 million, € 30 million and € 55 million respectively.

Other differences which have a material effect on the financial statements

(1) Under Netherlands GAAP, goodwill acquired prior to March 31, 1994 was charged directly to equity. KLM now amortises goodwill over 5 to 10 years in response to the rapidly evolving environment in the airline industry. Under US GAAP goodwill and intangible assets with indefinite useful lives are no longer amortized but annually tested for impairment.

(2) Pension costs included in the Consolidated Statements of Earnings is computed in accordance with Netherlands GAAP. For the Company’s defined benefit plans, those amounts are based on the actuarially determined premiums which the Company is required to pay, adjusted for restitutions of structural surpluses and discounts received by KLM from its pension funds. Pension expense for US GAAP purposes is determined in accordance with FASB Statement No. 87, “Employer’s Accounting for Pensions”. The US GAAP adjustment is the difference between amounts recorded under Netherlands GAAP and pension expense as determined under SFAS No. 87.

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

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28. Differences between Netherlands GAAP and US GAAP — (Continued)

The following tables summarise the effects of US GAAP differences on the net income, stockholders’ equity, intangible fixed assets, financial fixed assets, deferred taxes, prepaid expenses, current liabilities, long-term debt and provisions (in millions, except per share data):

	For the years ended March 31,

Net income	2003	2002	2001

Net income in conformity with Netherlands GAAP	(416)	(156)	77
(1) Goodwill	(1)	(3)	(3)
(2) Pensions	172	168	211
(4) Reorganization provision	75	(25)	(88)
(5) Adjustment in respect of direct equity movements	(12)	(9)	—
(5) Changes in accounting policies	—	109	—
(6) Income tax effect	(85)	(86)	(43)

Total adjustments	149	154	77
Net income in conformity with US GAAP	(267)	(2)	154

Result from continuing operations	(234)	28	209
Result from discontinued operations	(33)	(30)	(55)

Net income in conformity with US GAAP	(267)	(2)	154

Net Income per common share(1,2) (restated, see note 29)
Basic	(5.97)	(0.08)	3.30
Diluted	(5.97)	(0.08)	3.30
Income from continuing operations per common share(1,2)
Basic	(5.23)	0.57	4.49
Diluted	(5.23)	0.57	4.49
Income from discontinued operations per common share(2)
Basic	(0.74)	(0.65)	(1.19)
Diluted	(0.74)	(0.65)	(1.19)
Average number of common shares outstanding(2) (restated, see note 29)
(in thousands of shares)
Basic	45,071	45,682	46,133
Diluted	45,071	45,682	46,133

Stockholders’ equity	March 31, 2003	March 31, 2002

Stockholders’ equity in conformity with Netherlands GAAP	1,476	1,992
(1) Goodwill	4	5
(2) Pensions	2,010	1,876
(4) Reorganization provision	75	0
(6) Income tax effect	(738)	(653)

Total adjustments	1,351	1,228
Stockholders’ equity in conformity with US GAAP	2,827	3,220

The results of sale of assets and results of sale of holdings are presented as separate line items below operating income under Netherlands GAAP. Under US GAAP, these results are included in operating income.

(1)	Taking account of other beneficiaries in results and equity

(2)	Earnings per share calculations calculations for the year ended March 31, 2003 are exclusive of any shares held by KLM. Outstanding shares used for the earnings per share calculations are based on the weighted average outstanding shares during the year. The earnings per share figures for each of the years ended March 31, 2002 and March 31, 2001 have been restated as explained in note 29.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28. Differences between Netherlands GAAP and US GAAP — (Continued)

Intangible fixed assets	March 31, 2003	March 31, 2002

Intangible fixed assets in conformity with Netherlands GAAP	66	56
(1) Goodwill	4	5

Intangible fixed assets in conformity with US GAAP	70	61

Financial fixed assets	March 31, 2003	March 31, 2002

Financial fixed assets in conformity with Netherlands GAAP	1,289	1,264
Reclassification of deferred tax position	(128)	100
(3) In-substance defeasance of lease obligations	317	382

Financial fixed assets in conformity with US GAAP	1,478	1,746

Deferred taxes	March 31, 2003	March 31, 2002

Net deferred tax position in conformity with Netherlands GAAP	128	(100)
(2) Income tax effect on OCI movement with regard to minimum pension liability	13	—
(6) Income tax effect	(738)	(653)

Net deferred tax liability in conformity with US GAAP	(597)	(753)

Prepaid expenses	March 31, 2003	March 31, 2002

Prepaid expenses in conformity with Netherlands GAAP	213	267
(2) Pension costs	1,973	1,876

Prepaid expenses in conformity with US GAAP	2,186	2,143

Current liabilities	March 31, 2003	March 31, 2002

Current liabilities in conformity with Netherlands GAAP	2,190	2,092
(2) Pension costs	(7)	—

Current liabilities in conformity with US GAAP	2,183	2,092

Long-term debt	March 31, 2003	March 31, 2002

Other long-term debt in conformity with Netherlands GAAP	3,427	3,826
(3) In-substance defeasance of lease obligations	317	382

Other long-term debt in conformity with US GAAP	3,744	4,208

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28. Differences between Netherlands GAAP and US GAAP — (Continued)

Provisions	March 31, 2003	March 31, 2002

Provisions in conformity with Netherlands GAAP	271	177
(2) Early retirement provision	(17)	—
(5) Reorganization provision	(75)	—

Provisions in conformity with US GAAP	179	177

The following are additional disclosures to comply with generally accepted accounting principles in the United States of America:

Accounting for leases (SFAS 13 / SFAS 125)

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

The following table summarises the carrying amounts and estimated fair values of the Group’s financial instruments:

	March 31, 2003		March 31, 2002

	Carrying	Estimated	Carrying	Estimated
Assets	amount	fair value	amount	fair value

Financial fixed assets
- Receivables from holdings	18	18	22	22
- Triple A bonds/deposits	311	371	354	395
- Derivatives	482	482	589	589
- Other financial fixed assets	152	152	198	217
Marketable securities	—	—	2	2
Cash	608	608	1,027	1,027
Liabilities
Perpetual debt	544	499	591	471
Financial lease commitments	3,295	3,222	3,645	3,373
- maturing within one year	(251)	(251)	(139)	(139)
Other long-term debt	448	177	344	267
- maturing within one year	(65)	(65)	(24)	(24)
Current liabilities	2,190	2,190	2,092	2,092

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

See pages F-1 through F-48 and page S-1, which are incorporated by reference in this annual report.

Income Taxes

Income before taxes based on Netherlands GAAP, but discussed in accordance with SFAS 109, is analysed over its component parts as follows:

	For the years ended March 31,

	2003	2002	2001

The Netherlands	(555)	(195)	182
Foreign	(67)	(29)	(32)

	(622)	(224)	150

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP — (Continued)

The components of income tax are as follows:

	For the years ended March 31,

	2003	2002	2001

The Netherlands
Current taxes	(133)	(17)	—
Deferred taxes	(63)	(54)	74
Foreign
Current taxes	(10)	—	—
Deferred taxes	—	3	—

	(206)	(68)	74

The components of income tax entirely relate to taxation on continuing operations.

A deferred tax benefit of EUR 20 million was recorded through other comprehensive income in 2002/2003.

The weighted average statutory tax rates reflected in the following table are computed by applying the applicable current rates to the Company’s earnings in each country.

A reconciliation of the provision for income taxes based on the weighted average rates with the effective tax rate is summarised below:

	For the years ended March 31,

	2003	2002	2001

	%	%	%
Weighted average percentage, based on current tax rates (benefit)	34.5	35.0	35.0
Tax effect of exempt income and non-deductible expenses	(2.5)	(5.0)	14.0

Effective tax (benefit) rates	33.0	30.0	49.0

Deferred tax assets are recognized for net operating losses as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Deferred tax balances relate substantially to continuing operations. The net tax benefits on the discontinued operation for the years ended March 31, 2003, 2002 and 2001 amounted to €15 million, €10 million and €19 million respectively and have been fully provided for.

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

The following table shows US GAAP net income in prior years on a pro forma basis to show the effects of non-amortisation of goodwill:

	For the years ended March 31,

	2003	2002	2001

Net income in conformity with US GAAP	(267)	(2)	154
Add back: Amortization of goodwill	0	7	11

Pro forma net income	(267)	5	165

Basic and diluted earnings per share (restated, see note 29)	(5.97)	(0.08)	3.30
Add back: Amortization of goodwill (restated, see note 29)	0.00	0.15	0.24

Pro forma earnings per share (restated, see note 29)	(5.97)	0.07	3.54

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

Summary of changes in stockholders’ equity in conformity with US-GAAP:

	Years ended March 31, 2001, 2002 and 2003

	Capital paid-in and called
						Accumulated
		A-cumulative	C-cumulative			other com-		Total
	Priority	preference	preference	Common	Paid-in	prehensive	Other	stockholders’
In thousands of euros	shares	shares	shares	shares	surplus	income	reserves	equity

Balance sheet at March 31, 2000	3	17,625	14,100	93,619	473,736	(21,377)	2,504,542	3,082,248
Own shares							(10,973)	(10,973)
Allocation from net income 2000/2001							154,394	154,394
Distributed on priority/pref. shares							(1,760)	(1,760)
Other comprehensive income						4,938		4,938

Balance sheet at March 31, 2001	3	17,625	14,100	93,619	473,736	(16,439)	2,646,203	3,228,847
Distribution from net income 2000/2001							(29,846)	(29,846)
Own shares							(6,752)	(6,752)
Other comprehensive income						30,539		30,539

	3	17,625	14,100	93,619	473,736	14,100	2,609,605	3,222,788
Net loss 2001/2002							(2,495)	(2,495)

Equity as of March 31, 2002							2,607,110	3,220,293
Distribution from net income 2001/2002							(11,122)	(11,122)
Own shares							(10,678)	(10,678)
Other comprehensive income						(104,067)		(104,067)

	3	17,625	14,100	93,619	473,736	(89,967)	2,585,310	3,094,426

Net loss 2002/2003								(267,145)

Equity as of March 31, 2003								2,827,281

For fiscal year 2002/2003 a distribution will de made to holders of common shares of EUR 0.10 per share, charged to Other reserves, involving an amount of EUR 4,418,816. The following distributions will be made to holders of cumulative preference shares and charged to Other reserves:

- A-cumulative preference shares: EUR 0.12 per share, involving an amount of EUR 1,057,500

- C-cumulative preference shares: EUR 0.10 per share, involving an amount of EUR 702,180

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.  Differences between Netherlands GAAP and US GAAP — (Continued)

Earnings per common share

The computational components of basic and diluted net income (loss) per share and net income (loss) per share from continuing operations are as follows (based on US GAAP figures):

The earnings per common share have been restated, please refer to page F37.

Net income (loss) per share (restated, see note 29)

	Numerator	Denominator	Per share
	(income)	(shares)	amount

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares (weighted average during the year 2002/2003)		(1,739,155)
Net income	(267)
Attributable to holders of preference shares	(2)

	(269)	45,070,544	(5.97)

Income (loss) per share from continuing operations

	Numerator	Denominator	Per share
	(income)	(shares)	amount

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares (weighted average during the year 2002/2003)		(1,739,155)
Net income from continuing operations	(234)
Attributable to holders of preference shares	(2)

	(236)	45,070,544	(5.23)

Income (loss) per share from discontinued operations

	Numerator	Denominator	Per share
	(income)	(shares)	amount

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares (weighted average during the year 2002/2003)		(1,739,155)
Net income from continuing operations	(33)

	(33)	45,070,544	(0.74)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.  Differences between Netherlands GAAP and US GAAP — (Continued)

Basic and diluted earnings per share have been restated (we refer to footnote 29 for further explanation)

Effect of Restatement
This restatement does not reflect any change to previously reported net earnings, but rather computation errors in the determination of weighted average shares used to calculate earnings per share. The increase of diluted EPS results from the exclusion of treasury stock in the computation of weighted average shares outstanding. The impact of the treasury stock was excluded from the previous computations of average shares outstanding.

Basic and diluted EPS according to US GAAP as previously reported and restated are as follows (in thousands):

	Basic EPS		Diluted EPS

	previously		previously
Fiscal year	reported	Restated	reported	Restated

2000/2001	3.26	3.30	3.26	3.30
2001/2002	(0.08)	(0.08)	(0.08)	(0.08)
2002/2003	(5.97)	(5.97)	(5.97)	(5.97)

Shares outstanding for basic and diluted EPS as previously reported and restated are as follows:

	Basic EPS		Diluted EPS

	previously		previously
Fiscal year	reported	Restated	reported	Restated

2000/2001	46,810	46,133	46,810	46,133
2001/2002	46,810	45,682	46,810	45,682
2002/2003	45,070	45,071	45,070	45,071

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28. Differences between Netherlands GAAP and US GAAP — (Continued)

Disclosure about Accounting for Stock-Based Compensation (SFAS 123)

The Company’s remuneration and share option plans are disclosed in the Notes to the Company Financial Statements (See Note 36 “Remuneration and share options”). Awards in the context of the share option plan are accounted for under APB 25.

The pro forma net income, calculated as if the fair value of the options granted to option holders would have been considered as compensation costs, is as follows:

	For the years ended March 31,

	2003	2002	2001

Net income (loss) in accordance with US GAAP (as reported)	(267)	(2)	154
Add back: Stock-based employee compensation included in reported net income	—	—	—
Stock-based employee compensation that would have been included in the determination of net income	(1)	(2)	(2)

Pro forma net income (loss)	(268)	(4)	152

Basic and diluted earnings per share in accordance with US GAAP:
as reported (restated, see note 29)	(5.97)	(0.08)	3.30
Add back: Stock-based employee compensation included in reported net income	—	—	—
Stock-based employee compensation that would have been included in the determination of net income	(0.02)	(0.05)	(0.04)

Pro forma earnings per share (restated, see note 29)	(5.99)	(0.13)	3.26

The fair value of the Company’s 2003, 2002 and 2001 option grants was estimated using a Black-Scholes option pricing model and the following assumptions:

	For the years ended March 31,

	2003	2002	2001

Risk-free interest rate	3.3	4.8	5.6
Expected dividend yield	1.5	1.4	3.2
Expected option life	5.0	5.0	5.0
Expected stock price volatility	53.4	38.4	57.7
Weighted average fair value of options granted during the year in EUR(1)	2.17A	2.66A	5.24
	2.57B	3.59B

(1)	As of fiscal year 2001/2002 Option A and Option B differ in weighted average fair value (see notes to share option plan, note 36 F-42)

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

Movements in Other Comprehensive Income during fiscal 2002/2003

In million of euros, net of tax

Balance as of March 31, 2002	0
Released to profit and loss account	2
Changes in fair value during the year	(41)

Balance as of March 31, 2003	(39)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29. Amendments to the consolidated financial statements

1.	Compared to the consolidated financial statements included in the annual report filed on Form 20-F on June 12, 2003 a number of amendments were made of which the nature and background are explained below:

We have restated earnings per share figures under Netherlands GAAP and U.S. GAAP for each of the fiscal years ended in the period from April 1, 2000 through March 31, 2002 to reflect the exclusion from the calculation of earnings per share of treasury shares held by KLM. This restatement does not reflect any change to previously reported net earnings, but rather corrections of computational errors in the determination of weighted average shares outstanding used to calculate earnings per share. Basic and diluted earnings per share according to Netherlands GAAP were previously reported and restated as follows:

	Basic EPS		Diluted EPS
	previously		previously
Fiscal year	reported	Restated	reported	Restated

2000/2001	1.61	1.63	1.61	1.63
2001/2002	(3.37)	(3.46)	(3.37)	(3.46)
2002/2003	(9.26)	(9.26)	(9.26)	(9.26)

Shares outstanding for basic and diluted EPS as previously reported and restated are as follows (in thousands):

	Basic EPS		Diluted EPS
	previously		previously
Fiscal year	reported	Restated	reported	Restated

2000/2001	46,810	46,133	46,810	46,133
2001/2002	46,810	45,682	46,810	45,682
2002/2003	45,070	45,071	45,070	45,071

We refer to footnote 28 for further explanation of the changes under US GAAP.

2.	The following reclassifications have been made to the consolidated financial statements included in the original Form 20-F filed with the Securities and Exchange Commission on June 12, 2003. These reclassifications arise from matters that occurred subsequent to March 31, 2003, and which were therefore not reflected in such originally filed financial statements.

(a)	As described more fully in note 28 to the consolidated financial statements we have reclassified the results of KLM uk’s low-cost “buzz” business to reflect the business as a discontinued operation under US GAAP in light of its disposal to Ryanair in April 2003.

(b)	We have also reclassified operating income under Netherlands GAAP to reflect new accounting rules with respect to the presentation of extraordinary items that became effective as of April 1, 2003. Retroactive application, as required by Netherlands GAAP, of the new accounting policy leads to a downward adjustment of operating income in the year ended March 31, 2003 of EUR 351 million with no impact on operating income for the years ended March 31, 2002 and March 31, 2001. The impact on net income for all three years is nil.

KLM ROYAL DUTCH AIRLINES

COMPANY BALANCE SHEET

In millions of euros

Before appropriation of results

	Note(1)	March 31, 2003	March 31, 2002(2)

Fixed assets
Intangible fixed assets		60	54
Tangible fixed assets	30	3,589	3,398
Financial fixed assets	31	2,141	2,379

		5,790	5,831
Current assets
Operating supplies		196	230
Accounts receivable	32	1,039	1,208
Marketable securities		—	2
Cash		559	969

		1,794	2,409
Current liabilities		2,191	2,216

Current assets less current liabilities		(397)	193

Assets less current liabilities		5,393	6,024

Long-term debt
Subordinated perpetual debt		544	591
Other long-term debt	33	2,900	3,074

		3,444	3,665
Provisions	34	261	166
Deferred credits		212	201
Stockholders’ equity	35
Paid-in and called capital		125	125
Paid-in surplus		474	474
Other reserves		1,293	1,549
Net loss		(416)	(156)

		1,476	1,992

		5,393	6,024

COMPANY STATEMENT OF EARNINGS

In millions of euros

	For the Years Ended March 31,

	2003	2002	2001

Results of holdings	(22)	(7)	(17)
KLM company income after tax	(394)	(149)	94

Net income (loss)	(416)	(156)	77

(1)	The accompanying Notes are an integral part of these Consolidated Financial Statements

(2)	Prior-year figures have been reclassified with regard to deferred taxes

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS

In millions of euros

General

Reference is made to the Notes to the consolidated financial statements unless stated otherwise.

Fixed assets

30. Tangible fixed assets

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

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

31.  Financial fixed assets

	March 31, 2003	March 31, 2002

Consolidated holdings	574	639
Other holdings	197	202
Receivables from consolidated holdings	487	673
Receivables from other holdings	18	22

	1,276	1,536
Other financial fixed assets	865	843

	2,141	2,379

			Receivables
			from con-	Receivables	Other
	Consolidated	Other	solidated	from other	financial
	holdings	holdings	holdings	holdings	fixed assets	Total

Balance as of March 31, 2002	639	202	673	22	843	2,379
New/expansion	—	9	56	1	254	320
Sale/redemption	—	(2)	(168)	(2)	(93)	(265)
Share in results	(29)	3	—	—	—	(26)
Revaluation	(24)	(6)	—	—	(134)	(164)
Dividends received	(3)	(1)	—	—	—	(4)
Exchange rate differences and other	(9)	(8)	(74)	(3)	(5)	(99)

Balance as of March 31, 2003	574	197	487	18	865	2,141

Current assets

32.  Accounts receivable

	March 31, 2003	March 31, 2002

Debtors	690	878
Receivables from consolidated holdings	154	80
Receivables from other holdings	3	2
Value added tax	33	16
Prepaid expenses	159	232

	1,039	1,208

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

Long-term debt

33.  Other long-term debt

	March 31, 2003	March 31, 2002

Reference is made to page F-14 (Note 8)	3,427	3,826
Loans obtained or repaid by consolidated holdings	(527)	(752)

	2,900	3,074

34.  Provisions

	March 31, 2003	March 31, 2002

Postretirement health costs	69	67
Early retirement provision	21	6
Other staff commitments	72	73
Frequent flyer program	24	20
Reorganization and restructuring	75	—

	261	166

35.  Stockholders’ equity

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

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

35.  Stockholders’ equity — (Continued)

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

The paid-in surplus is fiscally exempt.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

36. Remuneration and share option plan

Supervisory Board

The remuneration of the members of the Supervisory Board consists of a fixed fee per annum (EUR 36,302 for the Chairman, EUR 29,495 for the Vice-Chairman and EUR 22,689 for the other Board members) and a fee for each meeting of the Board’s Committees attended (EUR 1,361 for the Chairman of the Committee concerned, unless also the Vice-Chairman or Chairman of the Board, and EUR 453 for the other members of the Board’s Committees). In connection with KLM’s situation following the events of September 11, 2001, it was decided in October 2001 to voluntarily reduce the Supervisory Board members’ remuneration by 15% for a period of five months. The total remuneration of current and former Supervisory Board members for the fiscal year was EUR 205,557 (last fiscal year EUR 187,007). Individually, the remuneration of the current and former Supervisory Board members was as follows:

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

Individually, the remuneration of the Board of Managing Directors was as follows:

	2002/2003		Targets		Upon standing
	Fixed salary	Variable	realized	Pension(1)	down	Total

L.M. van Wijk	628,193	317,802	partially	388,078	—	1,334,073
P.F. Hartman	514,321	271,289	partially	568,118	—	1,353,728
C. van Woudenberg	447,733	227,335	partially	365,367	—	1,040,435
R.A. Ruijter	447,733	151,398	partially	287,194	—	886,325

	2,037,980	967,824		1,608,757		4,614,561

	2001/2002		Targets		Upon standing
	Fixed salary	Variable	realized	Pension(1)	down	Total

L.M. van Wijk	560,725	294,960	yes	1,477,702	—	2,333,387
P.F. Hartman	452,898	238,230	yes	942,669	—	1,633,797
C. van Woudenberg	401,134	189,910	partially	309,320	—	900,364
R.A. Ruijter	267,273	10,550	partially	148,396	—	426,219

	1,682,030	733,650		2,878,087	—	5,293,767

(1)	including past service commitments

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

36. Remuneration and share option plan — (Continued)

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

The current and former members of the Board of Managing Directors had the following positions with respect to options on KLM shares as of March 31, 2003:

	Options granted					Number of	Total number
	(number of shares		Exercise price			options	as of March 31,
Year granted	that can be obtained)		per share		Expiry date	exercised	2003

L.M. van Wijk
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	126,000					—	126,000
P.F. Hartman
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	126,000					—	126,000
C. van Woudenberg
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	126,000					—	126,000
R.A. Ruijter
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A

	50,000					—	50,000
former
R.J.N. Abrahamsen
1998	25,500		36.52		August 18, 2003	—	25,500
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000

	76,000					—	76,000

Senior officers

Options on KLM shares had also been granted to approximately 120 senior officers as of March 31, 2003:

	Options granted					Number of	Number of	Total number
	(number of shares		Exercise price			options	options	as of March 31,
Year granted	that can be obtained)		per share		Expiry date	exercised	withdrawn	2003

1998	326,400		36.52		August 18, 2003	—	3,570	322,830
1999	358,530		30.26		October 15, 2004	—	3,570	354,960
2000	332,700		37.70		October 21, 2005	—	3,500	329,200
2001	203,500	A	23.45	A	October 20, 2006	—	1,000	202,500	A
2001	104,500	B	18.61	B	October 20, 2006	—	5,000	99,500	B
2002	200,500	A	14.69	A	October 19, 2007	—	—	200,500	A
2002	124,000	B	11.56	B	October 19, 2007	—	2,500	121,500	B

	1,650,130						19,140	1,630,990

The receipt of options is based on achievement of targets with respect to Company results, business unit results and personal performance; options also serve to increase longer-term commitment to the Company. The maximum number of options that may be received is related to the recipient’s job grade.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS — (Continued)

36. Remuneration and share option plan — (Continued)

Notes to the share option plan

The main features of the share option plan under which option rights are granted to members of the Board of Managing Directors and senior officers each year are as follows. The exercise price of the options is based on a vesting price equal to the weighted average quote as calculated by Bloomberg for KLM shares on the tenth working day after the day of KLM’s Annual General Meeting of Stockholders.

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

37. Commitments and contingent liabilities

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