Form 20-F
period 2004-03-31
KLM ROYAL DUTCH AIRLINES
filed 2004-09-03
CIK 56316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

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

None

Securities registered pursuant to Section 12(g) of the Act:

Common shares, par value 2 euro

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

46,809,699	Common shares
8,812,500	Cumulative preference shares A
7,050,000	Cumulative preference shares C
1,312.5	Priority shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

     ☒ Yes                       ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

     ☐ Item 17                       ☒ Item 18

KLM ROYAL DUTCH AIRLINES

Annual Report on Form 20-F
to the Securities and Exchange Commission
for the fiscal year ended March 31, 2004

WARNING ABOUT FORWARD-LOOKING STATEMENTS

This Form 20-F contains, and the Company and its representatives may make, forward-looking statements within the meaning of the U.S. Private Securities Litigation Act of 1995, either orally or in writing, about KLM Royal Dutch Airlines and its business. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar terms. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management’s beliefs, and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. The risks in part relate to KLM’s combination with société Air France, which was effected in May 2004. For further information regarding the combination, see “Item 4.A – Information on the Company – History and development of the company.” Forward-looking statements are not guarantees of future performance and involve risks and uncertainties including:

•	the risk that Air France and KLM will not be integrated successfully and expected synergies and cost savings will not be fully achieved or achieved within the expected time frame;

•	the ability to develop an integrated strategy for the combined Air France-KLM group;

•	the airline pricing environment;

•	competitive pressure among companies in our industry;

•	general economic conditions;

•	changes in the cost of fuel or the exchange rate of the euro to the U.S. dollar and other currencies;

•	governmental and regulatory actions and political conditions, including actions or decisions by courts and regulators or changes in applicable laws or regulations (or their interpretations), including laws and regulations governing the structure of the combination, the right to service current and future markets and laws and regulations pertaining to the formation and operation of airline alliances;

•	developments affecting labor relations or our airline partners;

•	the outcome of any material litigation;

•	the future level of air travel demand;

•	future load factors and yields for Air France and KLM;

•	industrial actions or strikes by KLM employees, Air France employees or employees of our suppliers or airports;

•	the effects of terrorist attacks, the possibility or fear of such attacks and the threat or outbreak of epidemics, hostilities or war, including the adverse impact on general economic conditions, demand for travel, the costs of security, the cost and availability of aviation insurance coverage and war risk coverage and the price and availability of jet fuel; and

•	changing relationships with customers, suppliers and strategic partners.

Developments in any of these areas, as well as other risks and uncertainties detailed from time to time in the documents we file with or furnish to the U.S. Securities and Exchange Commission (SEC), could cause actual outcomes and results to differ materially from those that have been or may be projected by us or on our behalf. We caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in our Securities and Exchange Commission filings, including this annual report on Form 20-F. For further discussion of these and other factors, see “Item 3 - Key Information - Risk Factors”, “Item 4 -Information on the Company”, “Item 5 - Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk”. We do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PRESENTATION OF INFORMATION AND EXCHANGE RATES

Unless otherwise specified or the context requires otherwise, “us”, “we”, “our” and the “Company” refer to KLM and its consolidated subsidiaries.

References to “dollars”, “U.S. dollars” and “$” are to United States dollars, references to “euro” and “EUR” are to the currency introduced at the start of the second stage of the Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the treaty on the European Union (E.U.).

U.S. dollar amounts presented are unaudited and have been translated solely for your convenience at and for the year ended March 31, 2004, from euro into U.S. dollars at an exchange rate of $1.2316 per €1.00, the closing buying rate published by Bloomberg. For information regarding the rate of exchange between euro and U.S. dollars, see “Item 3.A – Key Information – Selected financial data – Exchange rates”. We do not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

PART I:

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected consolidated financial data presented below for the respective fiscal years ended March 31, 2004, March 31, 2003, and March 31, 2002 has been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this annual report. The selected consolidated financial data for the respective fiscal years ended March 31, 2001, and March 31, 2000 has been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Netherlands GAAP), which differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). Note 28 to our consolidated financial statements provides a description of the applicable differences between Netherlands GAAP and U.S. GAAP and a reconciliation of net income and shareholders’ equity to U.S. GAAP.

Unless otherwise indicated, all amounts in this report are expressed in millions of euro.

Selected financial data presented in accordance with Netherlands GAAP

	Fiscal year ended March 31,
In millions of euro, except share and per share data	2004	2003	2002	2001	2000
Total assets	8,037	8,165	8,943 (1)	8,590	8,647
Assets less current liabilities	6,181	5,975	6,851 (1)	6,533	6,404
Long-term debt	4,228	3,971	4,417	3,686	3,712
Stockholders’ equity	1,487	1,476	1,992	2,061	2,019
Capital stock	125	125	125	125	125
Operating revenues	5,877	6,485	6,532	6,960	6,296
Operating income (loss)(2)	120	(484)	(94)	277	(18)
Net income (loss)	24	(416)	(156)	77	337
Net income (loss) per common share(3),(4):
Basic	0.50	(9.26)	(3.46)	1.63	7.21
Diluted	0.50	(9.26)	(3.46)	1.63	7.21
Dividend declared per common share	—	0.10	0.20	0.60	—
Dividend declared per common share (in dollars)	—	0.12	0.25	0.74	—
Average number of common shares outstanding (in thousands):
Basic	44,188	45,071	45,682	46,133	46,569
Diluted	44,301	45,071	45,682	46,133	46,569

(1)	The March 31, 2002 balance sheet included a €100 million deferred tax liability presented under provisions. For comparative purposes, and consistent with Netherlands GAAP, we have reclassified this liability as a negative deferred tax asset under financial fixed assets, since KLM’s overall tax position turned into a deferred tax asset during the fiscal year ended March 31, 2003.

(2)	Operating income (loss) under Netherlands GAAP has been adjusted retroactively to reflect the changed accounting rules effective for KLM as of April 1, 2003 with respect to the presentation of extraordinary items.

(3)	After taking into account the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C and based on the weighted average number of shares outstanding during the year.

(4)	The figures for each of the fiscal years ended March 31, 2000, 2001 and 2002 have been restated to exclude shares held by KLM.

Selected financial data presented in accordance with U.S. GAAP

	Fiscal year ended March 31,
In millions of euro, except share and per share data	2004	2003	2002		2001	2000
Total assets	10,317	10,382	11,306	(1)	10,934	10,641
Assets less current liabilities	8,392	8,148	9,214	(1)	8,304	7,840
Long-term debt(2)	4,551	4,446	4,981		4,496	4,362
Stockholders’ equity	2,869	2,827	3,220		3,229	3,081
Capital stock	125	125	125		125	125
Operating revenues	5,877	6,367	6,412		6,869	6,286
Operating income (loss)(3)	191	(244)	86		458	731
Net income (loss)	62	(267)	(2	)(4)	154 (4)	510 (4)
Income (loss) from continuing operations(5)	62	(234)	28		209	530
Income (loss) from discontinued operations(5)	—	(33)	(30)		(55)	(20)
Net income (loss) per common share(6),(7):
Basic	1.37	(5.97)	(0.08)		3.30	10.91
Diluted	1.36	(5.97)	(0.08)		3.30	10.91
Income (loss) from continuing operations per common share:
Basic	1.37	(5.23)	0.57		4.49	11.34
Diluted	1.36	(5.23)	0.57		4.49	11.34
Income (loss) from discontinued operations per common share:
Basic	—	(0.74)	(0.65)		(1.19)	(0.43)
Diluted	—	(0.74)	(0.65)		(1.19)	(0.43)
Dividend declared per common share	—	0.10	0.20		0.60	—
Dividend declared per common share (in dollars)	—	0.12	0.25		0.74	—
Average number of common shares outstanding (in thousands):
Basic	44,188	45,071	45,682		46,133	46,569
Diluted	44,301	45,071	45,682		46,133	46,569

(1)	Total assets and assets less current liabilities as of March 31, 2002 have been reduced by €853 million mainly to exclude net non-current deferred tax liabilities.

(2)	As of March 31, 2004 KLM presents deferred credits with respect to benefits regarding financial lease arrangements for aircraft under the line item “Long-term debt” in the balance sheet in accordance with Accounting Principles Board Opinion no. 21. The figures for the fiscal years ended March 31, 2000, 2001, 2002 and 2003 have been restated.

(3)	Operating income (loss) under U.S. GAAP has been reclassified to reflect the inclusion of results on sale of holdings and results on sale of assets, which had been previously recognized in separate line items called “results on sale of holdings” and “results on sale of assets”. This reclassification resulted in the following changes in operating income (loss): a decrease of €36 million for the year ended March 31, 2003; an increase of €19 million for the year ended March 31, 2002; an increase of €31 million for the year ended March 31, 2001 and an increase of €456 million for the year ended March 31, 2000.

(4)	As explained in note 28 to KLM’s annual consolidated financial statements, KLM adopted Statement of Financial Accounting Standards (SFAS) 142 on April 1, 2002. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. If this amortization had been excluded from results for prior periods, net income (loss) and earnings per share would have been increased by €7 million (€0.15 per share) for the year ended March 31, 2002; €11 million (€0.24 per share) for the year ended March 31, 2001 and €13 million (€0.28 per share) for the year ended March 31, 2000.

(5)	For comparative purposes, we restated our figures to reflect our former U.K. low fare business Buzz as a discontinued operation effective April 1, 1999. KLM sold Buzz to Ryanair on April 11, 2003. Under U.S. GAAP, Buzz is considered a discontinued operation as from April 1, 2003.

(6)	After taking into account the rights of holders of priority shares, cumulative preference shares A and cumulative preference shares C and based on the weighted average number of shares outstanding during the year.

(7)	The figures for each of the fiscal years ended March 31, 2000, 2001 and 2002 have been restated to exclude shares held by KLM.

Dividends

For the 1999/2000 fiscal year, no dividend was paid. For the 2000/2001 fiscal year a dividend of €0.60 per common share was paid in cash. For the 2001/2002 fiscal year a dividend of €0.20 per common share was paid in cash. For the 2002/2003 fiscal year, a dividend of €0.10 per common share was paid in cash.

For the 2003/2004 fiscal year, no dividend was paid.

Exchange rates

The following table sets forth the closing buying rates published by Bloomberg for the euro for each of the last five fiscal years:

Fiscal year ended March 31,			Period	Average
(U.S. dollars per euro)	High	Low	End	rate (1)
2000	1.0887	0.9524	0.9574	1.0238
2001	0.9650	0.8271	0.8773	0.9079
2002	0.9277	0.8364	0.8717	0.8847
2003	1.1054	0.8750	1.0915	0.9939
2004	1.2842	1.0695	1.2316	1.1761

(1)	Average of the closing buying rates on the last day of each month during the fiscal year

The following table sets forth the high and low closing buying rates published by Bloomberg for the euro for each of the last six months:

Month	Highest	Lowest
(U.S. dollars per euro)	rate	rate
February 2004	1.2827	1.2420
March 2004	1.2827	1.2099
April 2004	1.2364	1.1842
May 2004	1.2264	1.1822
June 2004	1.2322	1.2006
July 2004	1.2452	1.2018

On August 30, 2004, the closing buying rate was €1.00 = $1.2048

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Key risks to our company and the airline industry as a whole are outlined below. The risks we face are not limited to the risks listed here. Some risks are not yet known to us and some risks that we currently do not believe to be material to our operations could prove to be material at a later date. All of these risks can materially affect our business, revenues, operating income, net income, net assets, liquidity and capital resources.

Risks Related to the Airline Industry

Future terrorist attacks, the threat of attacks or regional instability may worsen conditions in the airline industry

The terrorist attacks in the United States on September 11, 2001 had a significant negative effect on market conditions around the world. Airlines, in particular, experienced significant revenue losses and incurred substantial additional costs, principally as a result of a decrease in demand for air travel, significantly higher costs of insurance and passenger and aircraft security, and decreases in the resale prices of some types of aircraft. Regional instability following hostilities in Iraq has had a material adverse effect on the airline industry. Any future terrorist attack, military action, or the threat of attacks or action, in the Middle East or elsewhere, could result in a general reduction in airline passenger traffic and prices for airline travel, newly imposed air traffic restrictions in affected regions and an increase in fuel or insurance costs, all of which could have a material adverse effect on our business.

Medical epidemics or threats or fears of epidemics may adversely affect our business

Passenger volumes may significantly decrease in the event of a medical epidemic or threat or fear of an epidemic. For example, the outbreak of SARS in 2003 resulted in a sharp reduction in air traffic and revenue related to Asia. The prolonged existence of a medical epidemic, or the perception that an outbreak has not been contained or may occur again in the future, may have a material adverse effect on the demand for our air services to or from affected countries.

Insurance costs may increase significantly, while the amount of available insurance coverage may be limited further

Following the terrorist attacks on September 11, 2001, insurance premiums for airlines increased significantly, especially for risks relating to terrorism. In addition, in the immediate aftermath of September 11, 2001, insurance companies renegotiated insurance coverage for certain risks relating to war and other hostilities, charging substantially higher rates and limiting coverage to a uniform amount of $50 million. As a result, the State of the Netherlands offered coverage to airlines, at a charge, for loss amounts that exceeded the insurance coverage available in the market for war and other hostilities. In the event of further terrorist attacks or acts of war, government support similar or comparable to the coverage that was made available in the immediate aftermath of September 11, 2001 may not be made available, insurance premiums may be increased further or insurance may be made available only with additional limitations on coverage. Any failure to obtain adequate insurance coverage or insurance coverage on financially acceptable terms would materially adversely affect the business, financial condition and results of our operations.

Government support of airlines may have a distorting effect on competition in the airline industry

Following the events of September 11, 2001, a number of countries took measures to help airlines extend coverage for damage caused to third parties on the ground as a result of terrorist acts, since the coverage available in the insurance market was limited. The State of the Netherlands offered airlines, for a charge, an extension of coverage for loss amounts that exceeded the insurance coverage available in the market. From November 1, 2002, The State of the Netherlands phased out this additional coverage at the direction of the European Commission, and European airline companies were required to obtain insurance coverage from private insurance companies. The United States, however, passed legislation permitting federal authorities to maintain government guarantees in favor of U.S. airline companies covering damage caused to third parties on the ground, passengers, crew and aircraft, at cost levels substantially below those borne by European airlines. Added to the substantial subsidies received from U.S. federal authorities and the costs of new security measures assumed by the U.S. federal authorities following the events of September 11, 2001, the reduced insurance costs paid by U.S. airlines have offered, and continue to offer, U.S. airlines a significant competitive advantage over their European competitors, particularly on routes over the North Atlantic. Similar measures taken by governmental authorities in the future may have a material adverse effect on our business.

High fixed costs and low profit margins may limit KLM’s growth

The airline industry is characterized by low gross profit margins and high fixed costs. The expenses of each flight do not vary significantly with the number of passengers or amount of cargo carried and, therefore, a relatively small change in the number of passengers or in the pricing or mix between business class traffic and economy class could have a significant effect on our operating and financial results. Accordingly, a minor shortfall from expected business levels could have a material adverse effect on our financial performance.

The airline industry is by nature cyclical and seasonal, which may cause our results to vary widely

Our businesses are highly sensitive to local, regional and international economic conditions. Our business, financial condition and results of operations will be subject to changing economic and political conditions prevailing from time to time in the principal markets throughout the world. Because both business and leisure airline travel is discretionary, we tend to experience severe adverse financial results during general economic downturns. In addition, during an economic downturn, KLM may also be required to accept delivery of new aircraft that it has agreed to purchase even if the new aircraft are not required for its current operations, or may be unable to dispose of unnecessary aircraft on financially acceptable terms.

The airline industry tends to be seasonal in nature. The demand for scheduled airline services is lowest during the winter months, which generally results in seasonal fluctuations in revenues and results of operations. Our results of operations for the interim periods of any financial year may not be indicative of its results of operations for the full year.

Changes in international, regional and local regulation and legislation could significantly increase our costs of operations or reduce our revenues

Our operations are subject to a high degree of international, European and national regulation covering most aspects of its operation, including traffic rights, fare setting, operating standards (the most important of which relate to safety, security and aircraft noise), airport access and slot availability.

Additional laws and regulations and additional or increased taxes, airport and navigation rates and charges have been proposed from time to time that could significantly increase our cost of operations or reduce our revenues. The ability of European carriers to operate international routes is subject to change because the applicable arrangements between European and foreign governments may be amended from time to time, or because appropriate slots are not available.

Risks Related to our Business

Substantial competition from other major airlines, high-speed rail travel and “low-cost” airlines may harm our business

The airline industry is highly competitive and prone to price discounting. On April 1, 1997, the air travel market in the European Union was fully liberalized and, as a result, any European airline is able to compete with us in the European market. Liberalization of the European market and the resulting competition among carriers has led to a general decrease of airfares and an increase in the number of competitors in many lines of business. We currently face, and will continue to face, substantial competition from other carriers. This competition is likely to increase further.

With respect to short-haul and medium-haul flights in or from the Netherlands and other European countries, we currently face, and will continue to face, competition from providers of alternative forms of transportation.

In particular, we have faced increasing competition from low-cost airlines that have become significant competitors in the European airline industry in recent years. The percentage of routes on which we compete with carriers having substantially lower operating costs has grown significantly over the past decade. Such competition is likely to continue at this level or intensify in the future. Moreover, the increase in pricing transparency resulting from the use of the Internet has enabled consumers to obtain more easily the lowest fare on any given route. Continued or increased competition from other carriers, including low-cost airlines, could have a material adverse effect on our business, financial condition, and results of operations.

We may be adversely affected by high aircraft fuel prices

After labor costs, fuel costs are expected to constitute the single largest portion of our operating costs. For the year ended March 31, 2004, fuel costs represented 13.1% of our operating expenses. The price of aircraft fuel is strongly correlated to the price of Brent crude oil. From January 1,1998 through August 25, 2004, the price of petroleum has fluctuated between a low of $9.64 per barrel and a high of $45.14 per barrel. The price of Brent crude on the International Petroleum Exchange was $42.35 per barrel on August 25, 2004, a high level by historical standards. Aircraft fuel costs may be affected by a number of factors, including fluctuations in the euro/dollar exchange rate, political events, war or the threat of war, and the coordinated pricing decisions of producer cartels such as OPEC. We manage this risk by hedging against the price of petroleum, as no market exists to hedge aircraft fuel. Notwithstanding the application of hedging policies and possible adjustments in fares across the industry during periods of sustained high fuel prices, high aircraft fuel costs have had a material adverse effect on our business, financial condition and results of operations in the past, and may have such an effect on us in the future.

Fluctuations in foreign exchange rates and increases in interest rates may negatively affect our results

Given the international nature of our business, we receive a large part of our revenues and incur an even larger part of our expenses in foreign currencies, particularly dollars, and are exposed to fluctuations in the exchange rates between those currencies and the euro. If the dollar were to increase in value against the euro, our costs would rise more rapidly than our revenues, negatively affecting profitability.

KLM is also exposed to increases in interest rates. At March 31, 2004, 42% of our long-term debt had variable rates of interest. A significant increase in interest rates could substantially increase the cost of this debt, adversely affecting our financial results.

The failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from an alliance could have a material adverse effect on our business

The maintenance and development of alliances and other strategic relations is critical to our business. In connection with the combination with Air France and subject to KLM meeting the admission criteria, it is expected that KLM will become a member of the SkyTeam alliance in fiscal year 2004/2005. Air France is a member of the SkyTeam alliance with Delta Air Lines, Korean Air, Aeroméxico, CSA Czech Airlines, and Alitalia. In addition, KLM and Northwest Airlines have a transatlantic joint venture, and KLM has cooperation agreements with Continental Airlines, all of which existed prior to our combination with Air France. The success of these alliances depends in part on the actions and strategic plans of the other airlines over which we have little control. Our failure to meet the SkyTeam admission criteria, the failure of an alliance to develop or the decision by other members not to participate fully or to withdraw from an alliance altogether could have a material adverse effect on our business.

Our development of new routes depends on access to a limited number of “slots” at international airports that may be withdrawn if not sufficiently used

Our ability to add additional flights to our existing schedules will be constrained, in part, by the availability of slots at the world’s main airports. In the European Union, air carriers must generally use an allocated slot at a minimum of 80% of the level of use during the period the slot was assigned. Following our combination with Air France, we may lose flight slots granted to it should it not use those slots at an 80% level. In addition, in connection with the combination, Air France and KLM have committed to the European Commission to make slots available under certain circumstances to a competitor wishing to introduce a new competing passenger air service on routes between Amsterdam on the one hand, and Bologna, Bordeaux, Lyon, Marseilles, Milan, Paris, Rome, Toulouse and Venice on the other hand.

Compliance with environmental regulations may affect our existing or future operations and result in additional costs

The airline industry is subject to environmental laws and regulations and will be subject to further environmental laws and regulations in the future. These environmental laws and regulations relate to, among other things, aircraft noise and aircraft engine emissions, the use and handling of hazardous materials, air emissions and environmental contamination clean-up. In recent years, Dutch, E.U. and U.S. regulatory authorities have issued a number of directives and other regulations including regulations relating to aircraft noise and age. These requirements impose high fees, taxes and substantial ongoing compliance costs on airlines, particularly as new aircraft brought into service will have to meet the environmental requirements during their entire service life. We expect to incur expenditures on an ongoing basis to comply with such regulations. Compliance with these laws could restrict our ability to modify or expand facilities or continue operations, or could require us to install costly pollution control equipment or incur other significant expenses, including remediation costs.

Financing may not be available to us on acceptable terms in the future

Because the airline industry is by its nature capital intensive, we have incurred significant indebtedness and capital commitments to finance our ongoing operations. We have been able to finance our operations and capital needs in part because our main assets, aircraft, have been attractive as security to lenders and other financiers. However, there can be no assurance that aircraft or any other assets held by us will continue to provide attractive security for lenders. Any prolonged restriction on our ability to raise money in the market in the future could adversely affect our ability to borrow, which could in turn have an adverse impact on our business and results of operations.

Unfavorable outcomes of lawsuits may weaken our liquidity position

We are involved in various legal actions for which we have not recorded provisions in our financial statements. In particular, we are one of three major European airlines that, along with several U.S. airlines, are being sued in a class-action case brought by travel agents in the United States in respect of an alleged illegal agreement in restraint of trade under the Sherman Antitrust Act. The amount of damages sought from the defendant airlines in respect of the claims amounts to $17.5 billion, which could triple under legislation covering illegal agreements. This case was decided in favor of the airlines on October 30, 2003, but the plaintiffs have appealed the decision. Unfavorable outcomes of this or other actions could have a material adverse effect on the our results of operations and weaken our liquidity position. See note 13 to our consolidated financial statements.

High labor costs or an inability to conclude future collective labor agreements on satisfactory terms may decrease our operating margins

Wage rates have had and will continue to have a significant effect on our operating results. Our profitability could suffer if we are not able to conclude future collective labor agreements on satisfactory terms with our employees. For the year ended March 31, 2004, labor costs represented 33.1% of our operating expenses.

Labor disruptions could result in reduced revenues and increased costs for us

If we are not able in the future to renew our collective labor agreements or other key agreements with our employees in a satisfactory way, or if any strike, work stoppage or work slowdown occurs, our business, financial condition and results of operations could be adversely affected.

Disruption of air traffic control and other airport services may have a material adverse effect on our business

Our operations rely upon the services of third parties such as those provided by air traffic controllers and public safety officials, and we use the services of third parties such as handling and private security agents in the ordinary course of our business. We have no direct control over the activities of these third parties and could be directly affected by any change, interruption or termination of their activities. Any interruption in the normal business activities of these third parties, such as operational malfunctioning or a series of prolonged strikes, or an increase in airport or rental fees charged in connection with the use of these services, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Combination with Air France

The integration of Air France and KLM may be difficult and expensive

The combination with Air France involves the integration of two large and complex businesses that previously operated independently. The achievement of expected synergies from the combination require the integration of various aspects of the businesses of Air France and KLM.

Air France’s and KLM’s goal in integrating their operations is to increase the revenues and earnings of the combined businesses through cost savings, including announced restructuring, plans and operational benefits, and to increase the combined group’s ability to satisfy the demands of its customers. In so doing, the combined group may encounter substantial difficulties in integrating its operations, and could even incur substantial costs as a result of, among other things:

•	loss of key employees;

•	inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Air France and KLM and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Air France and KLM; and

•	diversion of management’s attention from their other responsibilities as a result of the need to deal with integration issues.

The diversion of management attention and any difficulties encountered from integrating the respective businesses of Air France and KLM could increase our costs or reduce our revenues, earnings and operating results.

KLM may not successfully implement, and adapt to its new corporate governance arrangements established as part of the combination

As part of their combination, Air France and KLM established a series of new corporate governance arrangements relating to the combined operating companies’ corporate structure. Among other things, these arrangements include the establishment of a Strategic Management Committee that determines the combined group’s common position with respect to all major strategic decisions relating to commercial, financial, technical and operational matters. The combined group must respect the assurances given to KLM and the State of the Netherlands in accordance with the framework agreement. Furthermore, a new holding company will be established over the operating companies Air France and KLM. The combined group’s management, KLM’s Board of Management or KLM’s Supervisory Board may not successfully adapt to this new environment, and they may find it difficult and time-consuming to implement the new corporate governance arrangements.

Legally binding assurances given to KLM and the State of the Netherlands in connection with the combination could limit the ability of the combined group to take beneficial actions

In connection with our combination with Air France, Air France and KLM granted assurances to the State of the Netherlands. These assurances have a term of five or eight years from completion of the combination, depending on the assurance in question. The State assurances are intended to preserve the network quality of KLM at Schiphol airport, which, according to the State of the Netherlands, is a matter of public interest for the Netherlands, and include certain binding commitments by both Air France and KLM. In addition, Air France and KLM have agreed to another set of assurances designed to preserve KLM’s independence, to a degree. These assurances could limit KLM’s ability to respond to changes in the competitive or economic environments in which it operates, and could therefore have a material adverse effect on KLM’s business and financial condition.

Certain countries may challenge our operation of scheduled air services

Although we have entered into arrangements with the State of the Netherlands designed to guard against it, a country to which we operate scheduled air services may restrict or terminate, or may threaten to restrict or terminate our services if they conclude that a substantial part of the share capital of KLM is not demonstrably Dutch-owned, or that KLM is not effectively controlled by Dutch nationals. This may negatively affect our business and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

Koninklijke Luchtvaart Maatschappij N.V., commonly known by its trade name, KLM, is a public limited liability stock corporation organized in 1919 under the laws of the Netherlands. Our registered office is at Amsterdamseweg 55, 1182 GP Amstelveen, the Netherlands. We may be contacted via telephone at +31 20 649 9123. We have operated continuously as a corporate entity longer than any other scheduled airline. Since 1929 the State of the Netherlands has owned a substantial interest in our issued share capital. However, we have been managed and operated as a private business enterprise at all times since our organization.

We are an international airline operating worldwide. Our home base is Amsterdam Airport Schiphol, one of the most modern major airports in the world. Through close cooperation with European and intercontinental network and route partners, we offer passengers and airfreight shippers more than 132,000 city-pair connections throughout the world directly or via one or more airports.

Combination with Air France

KLM forms part of the Air France-KLM group. The concept around which Air France and KLM decided to combine their businesses is “one group, two airlines”. The objective of this concept is to respect the identity, brand and cultures of the two airlines while achieving common results of operations. On October 16, 2003, we entered into a framework agreement with société Air France in which we agreed to combine with Air France.

KLM shareholding before the combination

The following chart illustrates KLM’s organizational structure prior to the combination:

*	Included 2,621,542 common shares held by KLM.

For a description of the rights attached to KLM common shares, priority shares, cumulative preference shares A, cumulative preference shares C and preference shares B, see “Item 10.B – Additional Information – Memorandum and articles of association – Share capital”.

The offer and acquisitions of KLM shares

To effect the combination, on April 5, 2004, Air France made an offer to acquire all of our outstanding common shares, including our New York registry shares.

Under the terms of the offer, holders of our common shares were offered:

•	11 Air France shares and 10 Air France warrants in exchange for every 10 KLM common shares tendered, and

•	11 Air France American depositary shares (ADSs) and 10 Air France American depositary warrants (ADWs) in exchange for every 10 KLM New York registry shares tendered. Each Air France ADS represents one Air France share, and each Air France ADW represents one Air France warrant.

Air France made the offer to KLM shareholders in the United States pursuant to a Schedule TO filed with the SEC on April 5, 2004, and a prospectus on Form F-4, in which the terms of the offer and the framework agreement were described, filed with the SEC on April 30, 2004. The offer was declared unconditional on May 4, 2004, following which a subsequent offer period commenced. As of May 21, 2004, when the subsequent offer period ended, approximately 96% of KLM’s common shares had been tendered in the offer. Pursuant to the framework agreement Air France also purchased all of our outstanding priority shares and purchased depositary receipts representing all of our cumulative preference shares C.

KLM’s current position in the combined group

Air France and KLM agreed in the framework agreement to structure the combined group in a way they believe will address the issue of protecting KLM’s international traffic rights during an interim period of the first three years of the combination. Under these interim shareholding arrangements, Air France’s ownership of, and voting rights in, KLM are limited to 49% of KLM’s nominal share capital until May 6, 2007. During this period, Air France directly owns all of our priority shares and a number of common shares representing, together with the priority shares, 49% of our nominal share capital and voting rights.

In addition to its 49% direct holdings in our common and priority shares, Air France owns depositary receipts representing 22% of our common shares. These depositary receipts carry the economic rights, but not the voting rights, of the underlying common shares. The underlying common shares are held by “Stichting Administratiekantoor KLM” (SAK I), a foundation incorporated under Dutch law. Air France also owns depositary receipts purchased from Rabobank Nederland Participatiemaatschappij B.V. representing our cumulative preference shares C. These receipts carry the economic rights, but not the voting rights, of the underlying cumulative preference shares C.

The underlying cumulative preference shares C are held by “Stichting Administratiekantoor Cumulatief Preferente Aandelen C KLM” (SAK II), another foundation incorporated under Dutch law.

KLM established SAK I and SAK II in accordance with the framework agreement as part of the effort to protect KLM’s international traffic rights during the interim period. Each of SAK I and SAK II are managed by a board of three independent persons, one of whom was appointed by Air France, one by KLM and a chairman will be appointed jointly by the appointees of Air France and KLM. A majority of the board members of each foundation, including the chairman, will be Dutch nationals and residents. The decisions of each foundation’s board must be by unanimous consent.

The State of the Netherlands owns cumulative preference shares A equal to 14.1% of the voting rights in KLM and economic rights equivalent to 6% of the nominal value of the cumulative preference shares A it holds. The State of the Netherlands has agreed to decrease its ownership in KLM proportionally to any decrease of the French State’s ownership in Air France, by selling and transferring the relevant cumulative preference shares A to Air France or, if the transfer occurs before May 6, 2007, to SAK I, which in turn shall issue the corresponding depository receipts to Air France. If it chooses, the State of the Netherlands may sell and transfer, and Air France will be obligated to buy, cumulative preference shares A in addition to those required by any decrease in the French state shareholding. After May 6, 2007, Air France will be able to purchase cumulative preference shares A from the State of the Netherlands directly.

The following chart illustrates the current structure of the Air France-KLM group:

In addition to changes in the holdings of our shares, the combination has also affected where they are listed, our governance, our alliances and our operations. See “Item 5 – Operating and Financial Review and Prospects”, “Item 6 – Directors, Senior Management and Employees”, “Item 7 – Major Shareholders and Related Party Transactions” and “Item 9 – The Offer and Listing”.

Prior to the combination, we held a number of our shares in treasury that were tendered in the exchange offer for shares and warrants of Air France-KLM. At the date of this annual report, we held 909,894 shares and 2,454,439 warrants of Air France-KLM for general corporate purposes, which represented less than 1% of the outstanding ordinary shares and slightly more than 5% of outstanding warrants, respectively.

Air France-KLM group structure following the combination

In the framework agreement, Air France and KLM envisaged that the combined group will ultimately be structured as one listed holding company, Air France-KLM, holding 100% of the nominal share capital and voting rights in two principal operating subsidiaries, KLM and AFOP. AFOP will be a newly formed French subsidiary to which Air France will transfer its assets, liabilities, businesses and operations. This transfer, or “hive down”, is intended to enable AFOP to carry out the businesses and operations previously conducted by Air France under the same terms and in the same manner as Air France.

Air France-KLM will own:

–	directly, all of the KLM priority shares and the number of KLM common shares representing, together with the priority shares, 49% of the nominal share capital and voting rights in KLM,

–	depositary receipts representing KLM common shares in excess of 49% of the nominal share capital and voting rights of KLM and carrying the economic rights, but not the voting rights, of the underlying KLM common shares,

–	depositary receipts representing the cumulative preference shares C carrying the economic rights, but not the voting rights, of the underlying cumulative preference shares C.

In accordance with the State of the Netherlands’ agreement to decrease its ownership in KLM proportionally to any decrease of the French State’s ownership in Air France, the State of the Netherlands will own KLM cumulative preference shares A to the extent that any such reductions in ownership have not been made.

After May 6, 2007, Air France-KLM may, at its sole discretion, resolve to cancel all or part of the depositary receipts held by SAK I and SAK II and become the direct holder of the underlying shares. SAK I will own KLM common shares, and SAK II will own KLM cumulative preference shares C to the extent that the depositary receipts have not been cancelled.

As soon as Air France-KLM and its affiliates, other than KLM, hold directly for their own account at least 95% of the issued share capital of KLM, Air France intends to institute proceedings against the remaining minority shareholders of KLM in accordance with the squeeze-out provisions under Section 2:92a of the Dutch Civil Code, in order to force those minority shareholders to transfer their KLM ordinary shares to Air France. Because the KLM shares held by SAK I and SAK II and represented by depositary receipts issued to Air France are not deemed directly held by Air France for its own account, and because of the shares held by the Dutch State of more than 5% of the issued share capital of KLM, it will not be possible for Air France to commence any squeeze-out until at least May 6, 2007. Air France – KLM reserves the right to force out the aforementioned minority shareholders by way of a legal merger, a legal split or otherwise.

Capital expenditures

For a discussion of our capital expenditures during the 2003/2004 fiscal year, see “Item 5.B – Operating and Financial Review and Prospects – Liquidity and capital resources – Cash flows for the fiscal year ended March 31, 2004”.

B. Business overview

We have four core activities: passenger transport, cargo transport, airframe, engine and component maintenance and the operation of charters and low-fare scheduled services. These activities are performed by our Passenger business, Cargo business, Engineering & Maintenance business and Charter/Low-cost business, respectively. We and our partners serve more than 400 cities in 85 countries on six continents.

Business segments

The table below sets forth the relative financial importance of each of our business segments (in millions of euro). For an historical overview of the financial performance of our business segments see note 25 to our consolidated financial statements.

			Engineering			Elimination	Total
Operating income per business			&	Charter /		of inter-	consoli-
2003/2004	Passenger	Cargo	Maintenance	Low-cost	All other	segments	dated
Operating revenues from external customers	4,107	1,014	258	427	71		5,877
Intersegment revenues	16	18	547	0	218	(799)	0

Operating revenues	4,123	1,032	805	427	289	(799)	5,877
Operating expenses	3,936	961	789	411	459	(799)	5,757

Operating income	187	71	16	16	(170)		120

Passenger business

Our Passenger business is the largest and most visible part of KLM. In fiscal year 2003/2004 almost 19 million passengers chose to fly KLM for a variety of reasons. Our Passenger business focuses on improving customer loyalty and profitability by offering differentiated products to its various customers segments in a growing worldwide network together with its partners. Our basic philosophy is offering value for money to our different customer segments.

The industry is extremely competitive and characterized by almost continuous overcapacity. In addition, events such as the Iraq war and the SARS epidemic heavily influenced industry supply and demand during fiscal year 2003/2004.

In continental Europe low-cost competition has changed the competitive scene. It is creating additional demand for point-to-point segments while reducing yields for the network carriers. In response, we have developed a competitive response strategy aimed at increasing revenues and cutting costs. This includes more pricing transparency to various customer segments and increased seating in the Select Class cabin on KLM flights from five abreast to six abreast connected to adjusted tariffs. We have also simplified our catering product for Economy Class in order to lower our operating costs.

KLM cityhopper is a special network partner engaged chiefly in providing capacity on a number of KLM’s European connections. In addition KLM cityhopper provides a limited number of private charter flights. In fiscal year 2003/2004 KLM cityhopper’s activities were integrated into those of KLM cityhopper uk in order to optimize operations, reduce complexity and to further increase the contribution to KLM Group results.

On intercontinental routes the competitive environment is increasing as the various alliances further develop. On the highly competitive North Atlantic routes, passenger numbers are gradually returning to pre-September 11, 2001 levels. On Asian routes, traffic has almost returned to its pre-SARS level. African destinations, as in previous years, were not affected by the developments in other regions. Services to East and West Africa and to South Africa have recorded a stable demand.

The primary economic goal for our Passenger business is to structurally lower its cost base. All commercial and operational activities have been fundamentally reviewed on cost efficiency, increasing productivity, added value and customer benefit. All such measures have been implemented as part of a structural cost reduction program, including the positive effects of part of our fleet-renewal program (replacing the 747-300 aircraft with 777), with the aim to structurally reduce our cost per unit by 10% within three years. In the first year of this program (fiscal year 2003/2004) a reduction of 3% was realized.

On the operational end we have fundamentally improved the productivity and quality of our passenger handling (specifically at Schiphol airport, our hub in Amsterdam) by heavily increasing the availability of self-service check-in facilities (including baggage drop-off points) for both European and intercontinental passengers.

The Passenger business also engages in other activities ancillary to our air transport operations. We operate tax-free shops at Schiphol airport and engage in on-board sales of a variety of products and we render services in respect to computerized hotel and flight reservation systems.

Cargo business

Our Cargo business is a leader in the airfreight market, commanding a strong position in European freight flows to North Atlantic and Asia. Our Cargo business’s strategy is to serve primarily larger shippers by offering their forwarders an optimal supply chain product. KLM Cargo is one of the leading providers of “air cargo” services, forming an essential and integral part of the total logistic chain, adding value by focusing on connectivity in network together with partners and offering a differentiated product portfolio based on continuous feedback from customers, with a strong focus on operational excellence and on-time performance. Our Cargo business has a global network of more than 115 customer service offices that maintain contacts with customers.

Engineering & Maintenance business

Our Engineering & Maintenance business offers a complete package of maintenance services, ranging from engine, component and airframe overhaul to total aircraft care. It is one of the three largest aircraft maintenance companies affiliated to an airline in Europe. The Engineering & Maintenance business’s main customer is KLM, which accounts for approximately 60% of its operating revenues.

Charter/Low-cost business

Transavia, a 100% subsidiary, specializes in the operation of charter flights and scheduled low fare flights. Transavia has a strong position and a good reputation in The Netherlands. It concentrates on regular flights from Schiphol and Rotterdam airports to popular vacation destinations around the Mediterranean. KLM cityhopper also provides a limited number of private charter flights.

All other business

This segment includes other business activities ancillary to our air transport operations, especially inflight catering activities and medicare services. Furthermore, IT expenses and overhead costs are presented in this segment. For a further discussion of the segment “All other business” we refer to “Item 5A. – Operating and Financial Review and Prospects – Operating Results”.

Selected operating statistics

In fiscal year 2003/2004, we carried more than 23 million passengers and 529,000 tons of cargo, and provided engineering and maintenance services to more than 20 airlines. Measured by international revenue ton-kilometers, KLM ranks sixth among the 270-plus members of the International Air Transport Association (IATA), an association which includes most other major international air carriers. We operate a modern fleet of 188 aircraft. As of March 31, 2004, we had 34,529 employees, of whom 30,367 were employed in the Netherlands and 4,162 abroad.

	Fiscal year ended March 31,
	2004	2003	2002(1)
Capacity
Available ton-kilometers (in millions) (2)	12,836	12,952	12,859
Available seat-kilometers (in millions) (3)	72,099	74,825	74,051
Available freight ton-kilometers (in millions) (4)	6,028	5,852	5,817
Kilometers flown (in millions)	341	349	370
Hours flown (in thousands)	446	454	455

Traffic
Revenue passengers and baggage (in millions of ton-kilometers) (5)	5,775	5,935	5,840
Revenue cargo (in millions of ton-kilometers) (6)	4,392	4,197	4,050

Total revenue ton-kilometers (in millions) (7)	10,167	10,132	9,890

Passenger kilometers (in millions)	57,784	59,417	58,447
Weight of cargo carried (in millions of kilograms)	529	511	501
Average distance flown per passenger (in kilometers)	3,043	3,057	3,567

Load factor (%) (8)	79.2	78.2	76.9
Passenger load factor (%) (9)	80.1	79.4	78.9
Cargo load factor (%)	72.9	71.7	69.6

Yield (in euro cents)
Yield per revenue passenger kilometer (10)	6.7	7.1	7.3
Yield per revenue cargo ton-kilometer (11)	21.9	24.2	25.0
Yield per revenue ton-kilometer (12)	47.4	51.5	53.4

(1)	As of April 1, 2002, traffic and capacity figures comprise KLM, KLM cityhopper B.V. and KLM cityhopper uk Ltd. As of April 1, 2002, KLM cityhopper uk Ltd. acts solely as a capacity provider for the KLM operation.

(2)	Available ton-kilometers is calculated as the number of tons (2,240 lbs) of capacity available for the carriage of passengers, baggage and cargo multiplied by the aggregate distance flown.

(3)	Available seat-kilometers is calculated as the number of seats available for sale multiplied by the aggregate distance flown.

(4)	Available freight ton-kilometers is calculated as the number of tons (2,240 lbs) of capacity available for the carriage of cargo multiplied by the aggregate distance flown.

(5)	Revenue passengers and baggage is calculated as the number of tons of passengers including baggage carried, multiplied by the aggregate distance flown.

(6)	Revenue cargo is calculated as the number of tons of cargo carried, multiplied by the aggregate distance flown.

(7)	Revenue ton-kilometer is calculated as the number of revenue tons of passengers, baggage and cargo carried, multiplied by the aggregate distance flown.

(8)	Load factor is the total number of revenue ton-kilometers carried, expressed as a percentage of available ton-kilometers.

(9)	Passenger load factor is calculated as the revenue passenger-kilometers expressed as a percentage of available seat-kilometers.

(10)	Yield per revenue passenger kilometer is calculated as the total passenger traffic revenue divided by total passenger kilometers.

(11)	Yield per revenue cargo ton-kilometer is calculated as the total cargo traffic revenues divided by total revenue cargo ton-kilometers.

(12)	Yield per revenue ton-kilometer is calculated as the total passenger and cargo traffic revenues divided by total revenue ton-kilometers.

Operating revenues by category of activity

	Fiscal year ended March 31,
In millions of euro	2004	2003	2002(1)
Traffic revenue
Passengers	3,852	4,210	4,267
Cargo	963	1,017	1,016
Charter/Low-cost	382	553	543

Total traffic revenue	5,197	5,780	5,826

Other revenue:
Aircraft maintenance related services	221	280	273
Cargo and mail handling	35	40	39
Tax-free sales	111	115	107
Aircraft handling	119	105	92
Miscellaneous	194	165	195

Total other revenue	680	705	706

Total operating revenues	5,877	6,485	6,532

Rates and tariffs

Passenger tariffs on our international routes are generally established in consultation with members of the IATA Passenger Tariff Coordinating Conferences, which include most international airlines. Our tariffs sometimes need the expressed or implied approval of the governments concerned. Most of the Netherlands’ bilateral agreements with foreign countries provide for foreign government approval of our fares, rates and charges for routes covered by those agreements. Within the E.U. and within the European Common Aviation Area, approval by the governments concerned is automatic if fares fall within certain agreed-upon ranges.

The laws of some of the countries that we service, such as Canada and the United States, require us to publish and file with those countries’ aeronautical authorities our general pricing policies, tariffs showing passenger fares, freight rates and other charges.

We endeavor to base our pricing policy on market requirements as much as possible. In addition to devoting considerable attention to the demands of our most important sub-market, the business travel market, we make use of promotional fares, which substantially increase our total revenues. In the freight sector, we aim to achieve a rate structure suited to the needs of the freight industry.

We also charter aircraft to third parties for their individual use, or for purposes of group travel, at prices that we determine in accordance with government regulations.

We determine our compensation for transporting Dutch and foreign mail internationally on the basis of rates established by the Universal Postal Union, a body composed of representatives of the postal systems of the various countries of the world.

Geographical data

We conduct worldwide operations. We break down our traffic revenues and yield by geographic market in the following tables:

	Fiscal year ended March 31,
	2004	2003	2002(1)
	(in millions of ton-kilometers)
Traffic
Europe	1,019	1,034	939
North Atlantic	2,448	2,582	2,649
Asia Pacific	3,553	3,366	3,240
Central and South Atlantic	1,267	1,271	1,301
Middle East and South Asia	745	760	799
Africa	1,135	1,119	962

Total	10,167	10,132	9,890

	Fiscal year ended March 31,
	2004	2003	2002(1)
	(in millions of euro)
Traffic revenue
Europe	1,364	1,505	1,176
North Atlantic	914	1,032	1,118
Asia Pacific	1,121	1,200	1,317
Central and South Atlantic	490	535	572
Middle East and South Asia	390	413	335
Africa	536	542	494

Total scheduled services	4,815	5,227	5,012
Subsidiaries’ revenue (mainly Transavia Airlines)	382	553	814

Total	5,197	5,780	5,826

	(in euro cents)
Yield per revenue ton-kilometer
Europe	134	146	125
North Atlantic	37	40	42
Asia Pacific	32	36	41
Central and South Atlantic	39	42	44
Middle East and South Asia	52	54	43
Africa	47	48	51

Average yield	47	52	53

(1)	As of April 1, 2002, traffic and capacity figures are comprised of KLM, KLM cityhopper B.V. and KLM cityhopper uk Ltd. As of April 1, 2002, KLM cityhopper uk Ltd. acts solely as a capacity provider for the KLM operation.

Seasonality

Our operations are affected by the seasonality associated with the airline industry. Due to a greater demand for air travel during the summer months, revenue in the first and second quarters of our fiscal year is generally greater than the revenue in the third and fourth quarters of the fiscal year. Our results of operations generally reflect this seasonality, but these results are also affected by numerous other factors that are not necessarily seasonal, such as fare levels, fuel prices, weather, air traffic control delays, foreign currency exchange rates and general economic conditions.

Fuel supplies

We purchase most of our fuel pursuant to local fuel supply contracts, which generally have terms varying from one to two years. The prices of fuel set forth in these contracts fluctuate with market indicators and are subject to periodic adjustment. We cannot predict the extent to which fuel prices may fluctuate or fuel shortages may occur in the future. From January 1,1998 through July 31, 2004, the price of petroleum has fluctuated between a low of $9.64 and a high of $41.78 per barrel. See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Quantitative disclosures about market risk – Commodity risks (fuel prices)”.

Insurance

We procure insurance to cover our operational risks. Following the events of September 11, 2001, European governments temporarily assumed responsibility for underwriting risks that could no longer be properly insured in the market. As of November 1, 2002, we replaced all of our insurance in the market at competitive rates.

Security

Since the terrorist attacks of September 11, 2001, all aspects of aviation security around the world have been tightened. The effectiveness of the measures used for tightening airport and airplane security is not universally accepted. A growing number of voices are calling for more sophisticated detection methods that will prevent possible attacks on the ground rather than physical barriers and security personnel in the aircraft. In the past fiscal year, KLM made significant investments to comply with applicable security regulations. We have made adjustments in the security of our planes, such as the fortification of cockpit doors, as well as adjustments in the security on the ground, including check-in procedure. Whereas the U.S. government reimburses security costs incurred by U.S. airlines, neither it nor the European Union or other European governments provides similar support for European airlines. This has had a distorting effect on competition between U.S. and European airlines. The European aviation industry and the European authorities are currently in the process of establishing a joint approach to this issue.

Marketing and sales

As of March 31, 2004, we maintained sales organizations in 67 countries worldwide staffed by KLM personnel. In the U.S., Canada and Mexico, we are represented by our partner Northwest Airlines. In another 41 countries we have appointed general sales agents, mainly in countries where we do not offer air transport services. Through our participation in IATA our tickets are sold by approximately 46,000 sales agents. Travel agent commissions vary depending on the country and/or market segment in question and range from zero to 9% of the fare price or are set by the IATA traffic conferences based on the type of transportation sold and the country of sale destination. Some agents have contracts with us that provide for incentive commission. During the 2003/2004 fiscal year, sales agents accounted for approximately 91% of our total gross air transportation sales.

However, our commercial organization also focuses on effectuating the shift from the traditional indirect distribution via travel agents to a more direct distribution making use of various internet-based applications. This channel shift puts pressure on our traditional relationships with travel agents and we are in a continuous process of restructuring this relationship while also approaching our customers directly via our in-house e-business programs. The number of direct internet bookings is rising rapidly. Including those made by ‘virtual’ agents on the internet, the percentage of online bookings has already passed the 10% threshold. We aim to increase this percentage in the following years to 40% of total revenue by 2008.

Cooperation with Northwest Airlines

We operate our transatlantic routes between the Netherlands and the United States under a far-reaching alliance with Northwest Airlines, Inc., which offers our customers seamless travel options between North America and Europe, Africa, Middle East / South Asia, and India.

The KLM-Northwest alliance was originally established in 1989. In September 1992, the United States and the Netherlands agreed to expand their bilateral Air Transport Agreement to create an “open skies” environment. This agreement authorizes the carriers of both countries to provide air transportation between any U.S.-Netherlands city pair and to operate connecting services to any third country that has granted the reciprocal right to do so. Based primarily on the open-entry market created by this expansion, KLM and Northwest petitioned the U.S. Department of Transportation for immunity from the United States antitrust laws for the KLM-Northwest Commercial Co-operation and Integration Agreement and were granted that immunity in January 1993. The antitrust immunity allows KLM and Northwest to act jointly in most commercial operations involving the North Atlantic, including cost and revenue sharing, pricing, yield management, scheduling, product integration, marketing, market allocation, advertising, purchasing and cost reduction activities.

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

Through the co-ordination of route schedules and aircraft deployment, KLM and Northwest work to improve their utilization of assets such as aircraft and gates. KLM and Northwest have also combined certain sales and distribution channels to improve the products offered at reduced costs to their corporate customers and travel agents and to market a common World Business Class product.

The joint venture between KLM and Northwest Airlines relates to operations on the North Atlantic route, routes between The Netherlands and India and related feeder routes. The North Atlantic routes comprise all air traffic between the United States, Canada and Mexico on the one hand and Europe on the other. This joint venture relates to both passenger and cargo traffic.

Each partner contributes to the joint venture the difference between its traffic revenue and operating expenses and shares in the total on a 50/50 basis. The assets (including aircraft) used in the joint venture are managed separately by the two airlines, while the related operating expenses are part of the joint venture contribution.

The financial results of our alliance with Northwest Airlines are described in more detail in “Item 5 – Operating and Financial Review and Prospects”.

Agreements with Alitalia

On September 30, 2003, Air France, KLM and Alitalia entered into an agreement listing the conditions and principles under which Air France, KLM and Alitalia will conduct a three-way commercial alliance. Pursuant to this agreement, a three-way commercial alliance among the parties would be implemented only if Air France’s offer for KLM was successful. The tripartite alliance coordination agreement will be terminated if the framework agreement is terminated in accordance with its terms.

Furthermore, Air France and KLM have agreed that it is in the joint interest of Air France and KLM to accelerate the integration of Air France’s, Alitalia’s and KLM’s cargo activities and that it is the joint objective of Air France and KLM to establish a trilateral integrated approach by 2005. Discussions among the parties are currently ongoing.

Cooperation with Continental Airlines

In October 2001, KLM and Continental Airlines announced a limited and, for the time being, temporary commercial co-operation. In the first instance, code sharing was introduced on connecting flights between Newark International Airport in the United States and other domestic destinations in the United States and on connecting flights between Schiphol airport in Amsterdam and other European destinations. KLM and Continental also concluded a fully reciprocal Frequent Flyer Agreement. The agreement was reached in close consultation with Northwest Airlines. Subsequently, as of May 2002, a code share agreement between KLM and Continental was renewed for a further period of one year covering selected connecting flights between Newark and Houston and other domestic destinations in the United States and on selected connecting flights between Amsterdam Airport Schiphol and other destinations in Europe, Africa, and the Middle East. As of June 10, 2003, this contract was further expanded in scope and extended so as to make it co-terminous with the KLM-Northwest Airlines Enhanced Alliance Implementation Agreement discussed above.

Cooperation with other airlines

“Interline Agreements” are agreements between two airlines enabling the partners to accept each other’s travel tickets, thereby allowing passengers to travel with one airline’s tickets on the flights of other carriers and shippers to arrange transportation for cargo under a single contract, even if multiple carriers are used. More intensive cooperation exists between KLM and a select number of carriers in either the commercial field (such as code sharing arrangements and the carriage of feeder traffic for each other’s services) or the operational field (such as pooling of spare parts or equipment, joint handling of passengers or cargo, etc.).

These agreements, which are intended to reduce the participating airlines’ cost of operation and to offer better service to the public, are of course subject to applicable rules and regulations including the competition and anti trust rules of the United States, the EU and other countries.

The financial results of our alliances with other airlines are described in more detail in “Item 5 – Operating and Financial Review and Prospects”.

KLM admission into SkyTeam

On October 16, 2003, KLM and the members of the SkyTeam alliance entered into an adherence agreement under which they agreed that, subject to completion of Air France’s offer for KLM, to KLM’s fulfilling the SkyTeam alliance admission criteria and to the signing by Northwest and Continental of the adherence agreements, KLM will be admitted as a member of the SkyTeam alliance.

The SkyTeam alliance is a worldwide strategic alliance between Aeroméxico, Air France, Alitalia, CSA Czech Airlines, Delta Airlines and Korean Air. The SkyTeam alliance benefits from one of the world’s most extensive hub networks and provides passengers with benefits such as:

•	access to a global network of routes and destinations;

•	guaranteed seating;

•	access to approximately 340 passenger lounges worldwide;

•	increased connections through SkyTeam’s worldwide hub network;

•	single check-in for connecting flights and streamlined check-in procedures;

•	coordinated ground and in-flight services among alliance members; and

•	the ability of passengers to make travel arrangements and get information at any of SkyTeam’s ticket offices worldwide.

The adherence agreement provides that, upon admission to the SkyTeam alliance, KLM will be:

•	considered a member of the SkyTeam alliance;

•	entitled to participate in the SkyTeam governing board and working groups;

•	required to contribute to SkyTeam costs; and

•	entitled to use the SkyTeam brand or logo for marketing, branding or advertising.

Under the adherence agreement, KLM will be admitted to the SkyTeam alliance once the following events have occurred:

•	Air France’s exchange offer for KLM common shares has been completed (this condition has been fulfilled);

•	KLM has executed bilateral code-sharing, frequent flyer and lounge agreements with the current SkyTeam members;

•	Northwest Airlines and Continental Airlines will have executed adherence agreements with the SkyTeam alliance members. These agreements are currently under negotiation. However, it is expected that these adherence agreements will be executedshortly; and

•	the SkyTeam alliance members have jointly informed KLM in writing that KLM has fulfilled certain of the admission criteria.

If, however, KLM has not satisfactorily completed certain of the admission criteria before the end of December 2004, the adherence agreement will terminate. The entry date has now been set at September 15, 2004. KLM will be audited by SkyTeam in early September.

Under the framework agreement, Air France and KLM undertook to execute a global airline cargo alliance implementation adherence agreement with SkyTeam alliance members that would permit KLM to become a member of the SkyTeam alliance’s cargo activities. The entry date has been set at September 16, 2004. This agreement was signed on January 16, 2004.

Regulation

In the Netherlands the two main legislative acts applicable to aviation are called “Wet Luchtvaart” and the “Luchtvaartwet”. The Ministry of Transport, Public Works and Water Management administers these, and they define the nature and extent of the regulation of airports and of civil aircraft operating within and/or registered in the Netherlands. These acts provide the framework for safety regulation, air traffic control rules, aircraft airworthiness, pilot competency certificates, airport and air navigation standards and environmental protection measures.

Our operations are also subject to treaties and international agreements, including the International Civil Aviation Convention of December 7, 1944, as amended, to which the Netherlands is a party, and to economic, safety, environmental and other regulations by the governmental authorities of many countries and organizations, including the Netherlands itself and the E.U. The legislatures and other governmental bodies of many foreign jurisdictions have adopted or are considering various noise-reducing measures, including limitations on hours of operation applicable to jet aircraft generally or to specific types of aircraft. The extent to which these regulations will affect us is unclear, but compliance with these regulations could have an effect upon the cost of our future operations.

E.U. regulation

In 1987, the European Commission undertook to create common European air transport regulations. These consist of three sets of measures known as the First, Second and Third Packages. The Third Package (1992) included measures aimed at putting an end to certain aspects of the monopolies of various national airline companies. As a result, airlines licensed by any member state of the European Economic Area (EEA) now have free access to all international routes (subject to certain limited technical exceptions) within the EEA, and capacity restrictions on such routes are no longer permissible. On April 1, 1997, a single European airspace was established within which any European airline may freely operate on any routes within the E.U. member states. In particular, European airlines may freely practice cabotage (i.e., transporting passengers or cargo from one city to another, either within a member state or between member states other than the airlines’ home country). In addition, any resident of an E.U. member state may hold an interest in the share capital of any E.U. registered airline company, provided such interest holder is not acting as a front for a beneficial owner who is not a citizen of an E.U. member state.

The E.U. regulations establish the following principles:

•	satisfaction of the criteria established by the European authorities prior to obtaining an air operator certificate and a license,

•	freedom of access to routes within the E.U. member states to Community carriers, and

•	the ability of airlines to fix their own fares.

In its work program for the calendar year 2003, the European Commission announced the revision of the Third Package and a wide-scale consultation of individuals and entities. The consultation took place in May 2003, but there has been no revision as of the date of this annual report.

In addition to these measures, on October 10, 2001, the European Commission adopted a package of proposals on air traffic management designed to create a “Single European Sky” by December 31, 2004. This package is based on establishing a decision-making and regulatory framework and to mobilize all concerned in a comprehensive reform of air traffic management by reorganizing the provision and supervision of air traffic control services. The package sets out the objectives of the Single European Sky and its operating principles, including: increasing air traffic control capacity, improving safety, reducing fragmentation of air traffic control, gradual integration of civilian and military airspace management, introduction of appropriate modern technology and better coordination of human resources policy in the air traffic control sector.

On December 5, 2002, the Council of E.U. Transport Ministers agreed on the single European sky package, and an agreement was reached on December 9, 2003 with the European Parliament covering the legislation establishing the objectives and operating principles. The European Commission will draft the rules needed to enact the legislation.

We expect that the creation of a Single European Sky will optimize use of European airspace, with improvements in such areas as air traffic delays, flight safety, security and growth.

Franchises and landing rights

Our authorizations to operate our routes and to serve destinations inside and outside the Netherlands are subject, among other things, to obtaining and retaining the requisite permits and authorizations from the appropriate Dutch and foreign governmental authorities as well as to the possession of required local operating concessions, franchises and permits relating to operating rights, the use of airports and facilities and the utilization of radio and meteorological services. On some of our routes or route segments, governmental limitations are imposed on the number of services, the number of passengers, the amount of cargo and other matters relating to traffic. Our activities and the possibilities for our growth are limited by these restrictions. We continually strive to maintain and improve our traffic and operating rights.

The various necessary concessions, franchises and permits that we hold differ widely as to the rights granted, the obligations or restrictions imposed, their terms and conditions, the duration of their effect and other miscellaneous details. In the majority of cases, our rights stem from bilateral air services agreements entered into between the State of the Netherlands and another country, in which the Dutch government has designated KLM as the air carrier officially authorized to operate the routes and enjoy the rights accorded to the State of the Netherlands under these bilateral agreements. The Dutch government has traditionally followed a civil aviation policy favorable to competition. In conformity with international practice, the great majority of the bilateral air services agreements concluded by the Netherlands can be terminated after one year’s notice given by either contracting government. Some rights are of a unilateral nature, terminable at will by the government that granted them. In practice, termination is normally preceded by consultations.

Open sky agreements

In 1992 the United States and the Netherlands agreed to expand their bilateral Air Transport Agreement to create an “open sky agreement”, under which American and Dutch scheduled and charter carriers may operate services between the United States and the Netherlands without restrictions as to frequency and capacity. A number of other E.U. states, including France, have also concluded open sky agreements with the U.S. Following challenges raised by the European Commission, the European Court of Justice (ECJ) in November 2002 ruled that certain provisions of these open sky agreements were in violation of the Commission’s exclusive external competence. The ECJ also held that the nationality clause (entitling the U.S. to withdraw, suspend or limit traffic rights in cases where air carriers designated by the E.U. member state are not substantially owned or effectively controlled by the E.U. Member State or by its nationals) infringed Article 43 of the E.C. Treaty with respect to freedom of establishment. This open sky agreement will be terminated once a new E.U.-U.S. agreement enters into force.

In June 2003, the 15 E.U. member states gave the European Commission a mandate to negotiate with the United States the creation of an open aviation area providing freedom of access on both sides of the Atlantic. The member states also gave the European Commission a so-called horizontal mandate to negotiate a European nationality clause in bilateral agreements and with third countries on behalf of the E.U. member states.

Competition

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

E.U. regulations establish the uniform application of the European competition rules for all airlines operating air transport services within the E.U. as well as the rules concerning the granting of state aid to airlines. The European regulatory framework enables the European Commission to grant block exemptions from E.U. competition rules for certain kinds of agreements, decisions and concerted practices concerning the following:

•	the joint planning and coordination of flight schedules between E.U. airports,

•	consultations on tariffs for the carriage of passengers, baggage and freight on scheduled air services,

•	joint operations on new, less heavily traveled air services,

•	slot allocation and airport scheduling, and

•	joint purchase, development and operation of computerized reservation systems relating to timetabling, reservations and ticketing by air transport undertakings.

One such regulation currently in force provides, subject to certain conditions, an automatic exemption from E.U. competition rules with respect to agreements concerning slot allocation and airport scheduling.

In connection with the combination, Air France and KLM committed to the European Commission to make take-off and landing slots available under certain circumstances to competitors wishing to introduce competing passenger air service on routes between Amsterdam on the one hand, and Bologna, Bordeaux, Lyon, Marseilles, Milan, Paris, Rome, Toulouse and Venice on the other hand.

C. Organizational structure

For a description of the Air France-KLM group and our position within that group, see the discussion in “Item 4.A – History and development of the company – Combination with Air France”.

KLM’s important subsidiaries

As of the date of this annual report, our subsidiaries were as follows:

		Percentage
		Ownership Interest
Holding	Place of Incorporation	and Voting Power
Transavia Airlines B.V.	The Netherlands	100
KLM cityhopper B.V.	The Netherlands	100
KLM cityhopper uk Ltd	United Kingdom	100
KLM uk Engineering Ltd	United Kingdom	100
KLM Catering Services Schiphol B.V.	The Netherlands	100
KLM Flight Academy B.V.	The Netherlands	100
KLM Arbo Services B.V.	The Netherlands	100
KLM Equipment Services B.V.	The Netherlands	100
KLM Financial Services B.V.	The Netherlands	100
KLM Ground Services Ltd	United Kingdom	100
Cygnific B.V.	The Netherlands	100
Martinair Holland N.V.	The Netherlands	50
Polygon Insurance Company Ltd	Guernsey	31
Kenya Airways Ltd	Kenya	26
HSA Beheer N.V.	The Netherlands	10
Opodo Ltd	United Kingdom	4

None of the subsidiaries listed above qualify as a significant subsidiary in the context of SEC Regulation S-X rule 4-08(g).

D. Property, plants and equipment

On March 31, 2004, we owned or financially leased the following aircraft:

Number		Term of
of		depreciation	Average age
aircraft	Type	in years	in years
1	Boeing 747-300	25	23.3
5	Boeing 747-400	18	13.3
17	Boeing 747-400 Combi	18	10.1
3	Boeing 747-400ER Freighter	18	0.7
3	Boeing 777-200ER	18	0.4
8	Boeing MD-11	18	9.1
1	Boeing 737-900	18	2.5
25	Boeing 737-800	18	4.2
4	Boeing 737-700	18	1.0
7	Boeing 737-400	18	12.3
7	Boeing 737-300	18	11.5
15	Fokker 100	12	14.9
17	Fokker 70	15	8.0
10	Fokker 50	15	13.2
2	BAe 146-300	15	14.3
8	Training aircraft

In fiscal year 2003/2004, we added six Boeing 777-200ER aircraft to our fleet, which replaced our Boeing 747-300 Classic fleet ahead of schedule in 2003. Since the last Boeing 747-300 flight on December 3, 2003, from Delhi to Amsterdam, our Boeing 747 fleet has consisted only of the more modern Boeing 747-400.

Of the 12 Boeing 747-300 aircraft that composed KLM’s Boeing 747-300 Classic fleet, three have been returned to the lessor, seven have been sold and one has been donated to the Aviodrome Museum.

At Transavia we took five Boeing 737-700 aircraft into operation between April and June 2003 to replace the Boeing 757-200 fleet. KLM cityhopper returned two Fokker 50 aircraft to the lessor in fiscal year 2003/2004. The size of both the Fokker 70 and the Fokker 100 fleet was unchanged. At March 31, 2004, we had the following aircraft – excluding operational lease aircraft – on order for utilization in our future Passenger, Cargo and Charter/Low-cost businesses:

•	One Boeing 777-200ER aircraft

•	Six Airbus A330-200 aircraft

•	Three Boeing 737 Next Generation aircraft

Advance payments on these assets amounted to €276 million as of March 31, 2004.

Encumbrances

The book value of our tangible fixed assets for which encumbrances were in effect as of March 31, 2004 amounted to €3,254 million (69% of book value as of March 31, 2004). Of this amount, €3,077 million related to encumbrances on fleet aircraft resulting from financial lease agreements. €177 million related to other tangible fixed assets whose availability is based on limited right of use, such as buildings on land held under long-term rental agreements.

Ground facilities

We own our head office buildings in Amstelveen where our corporate management and various staff bureaus and divisions are located. We maintain and operate complete and modern facilities at Amsterdam Airport Schiphol for the servicing, overhauling and repair of aircraft and engines and of a wide range of aircraft parts and accessories. These facilities include hangars, engine, communications and other workshops, engine test cells and warehousing facilities. In addition, we house our operations, engineering and purchasing personnel at Schiphol airport. All of these engineering and maintenance facilities are either leased or constructed on leased land. The land leases typically have a term varying from 75 to 99 years. The airport is operated by a corporation owned jointly by the State of the Netherlands, the City of Amsterdam and the City of Rotterdam.

Schiphol airport

Following its thorough renovation in recent years, Schiphol airport is now one of the most modern, pleasant and customer-friendly airports in Europe. This is in keeping with our efforts to accelerate a number of passenger-related processes on the ground (check-in, baggage handling, security and boarding). Two of the measures we have taken, self-service check-in kiosks and baggage drop-off points, have become popular among passengers. The peak load at the gates has been reduced by a number of organizational changes and alterations to schedules, which have eliminated the need to deploy additional personnel and streamlined the operation.

The performance of Schiphol’s baggage handling system, a source of irritation among passengers, and financial loss and damage to KLM’s reputation for many years, improved markedly during the fiscal year ended March 31, 2004. KLM’s service recovery costs were therefore €14 million, considerably lower than €22 million for the fiscal year ended March 31, 2003. However, this result could also be attributable to the fact that fewer passengers traveled through Schiphol airport in the fiscal year ended March 31, 2004 than in previous years.

Following our combination with Air France, the Air France-KLM group will have Schiphol and Roissy-CDG airports as its two European hubs connecting to a series of American hubs through the SkyTeam alliance and alliances between Air France or KLM and other airlines to form the backbone of its shared network.

Assurances and assurances foundation

In connection with the combination, Air France and KLM have granted assurances to the State of the Netherlands to preserve the network quality of KLM at Schiphol airport, a matter of public interest for the State of the Netherlands, while taking into account the best interests of Air France-KLM and its shareholders. The assurances granted to the State of the Netherlands have a term of five or eight years from May 6, 2004, depending on the assurance in question. In particular, the State of the Netherlands has agreed that each of Air France and KLM will remain an airline company operating from its home base in France and the Netherlands respectively and that each will retain its Air Operations Certificate and operating licenses and will continue to fulfill the conditions necessary to maintain such licenses. In addition the State of the Netherlands has agreed to maintain KLM’s current portfolio of air traffic rights, other than those that have not been used by KLM for a period of 12 months.

Air France and KLM have also agreed to various assurances to preserve their respective long-term interests, while taking into account the best interests of Air France-KLM and its shareholders. These assurances have a term until May 6, 2009, but will be evaluated after May 6, 2007. In particular, the combined group has committed to maintain and ensure a fair long-term development of international and intercontinental services on overlapping routes to and from both Roissy CDG and Schiphol airports. Air France and KLM’s commitment to fair capacity development of both hubs includes a commitment that neither Air France nor KLM will change a unique passenger destination into a destination served by both hubs, unless certain conditions are met. In addition, Air France and KLM have agreed to make investments, when economically justified, in both the cargo and passenger businesses at both Roissy CDG and Schiphol airports.

Air France and KLM have established a foundation in the Netherlands to facilitate compliance with both sets of assurances. The foundation will, if requested to do so, render binding advice regarding possible contraventions of the assurances by Air France or KLM.

Growth and privatization

Discussion of Schiphol’s growth, which will be important to the success of the Air France-KLM group in the future and to the success of alliances of which KLM is a member, was strongly influenced by an increase in the number of noise complaints, despite a decline in the number of flight movements, following the opening of the new runway in February, 2003. Furthermore, the incorrect calculation of the number of flights permitted within the environmental noise framework has contributed to the discussion. This entry error will be corrected by September 2, 2004. See the discussion under “– KLM and the environment” below.

The proposed partial or complete privatization of Schiphol is acceptable to the main user if the agreements made between the airport and KLM in the previous fiscal year are embedded in legislation and regulations.

In June 2004, the Dutch Council of Ministers decided to partly privatize no more than 49% of Schiphol airport, although the terms have not yet been decided. Prior to any sale of shares, the Advisory Committee to the Ministry of Transport will determine whether public interests are served in an adequate manner and an independent financial committee will establish a financially viable moment for floatation.

The consequences for airlines will become clear only after the relevant law is in place. The Dutch Council of Ministers has decided upon a dual till model, whereby aviation and non-aviation will be split and only the aviation-related till will be regulated. To minimize financial and operational risks for carriers, agreements have been put in place on tariff structure, return on investments and long-term aviation-related investments.

KLM and the environment

Like all other types of transport, air transport can harm the environment and be an inconvenience to local residents. We limit – and try to prevent – inconvenience and harm wherever possible by taking measures at the source.

To establish the impact our activities have and to monitor and improve our environmental performance, we have operated an ISO 14001 certified environmental management system since 1999. KLM’s company-wide environmental management system is a comprehensive set of policy objectives, organizational structure and handbooks/procedures for monitoring, reporting and control. The system manages the environmental impacts of our operations and aims for further reduction of this impact, whenever feasible. The international ISO 14001 standard is based on the dynamic process of “plan-do-check-act”. The conformity of KLM’s daily operation with this standard is checked through internal and external audits.

We are one of only a very few airlines to have such a system, which is utilized in all our activities in the Netherlands. In addition, the implementation of Good Environmental Practices was begun last year at our outstations. Under this program, areas for improvement are identified each year to enhance the environmental performance, such as the further optimization of the quantity of additional fuel carried onboard, which was identified as a primary area for improvement last year. Through this new fuel policy, in fiscal year 2003/2004 we realized a saving of 11.5 million tons of fuel, equal to 36 million kg of CO2 emissions. Line management is responsible for realizing environmental targets under this program, and a member of our Board of Management is responsible at the highest management level.

In addition to these measures, we have successfully reduced the environmental impact of certain of our activities. Our continuous investments in fleet renewal reduce the noise nuisance and raise fuel efficiency. Between 2000 and 2003 the noise nuisance caused by KLM at Schiphol declined by 12%. The noise produced by a Boeing 777-200 on the flyover after takeoff is about 11 dB lower than that of its predecessor, the Boeing 747-300, which people perceive as being ‘half as quiet’. KLM is represented on the Schiphol Regional Review Board, a consultative body established by the Minister of Transport, Public Works and Water Management pursuant to the Civil Aviation Act. Its primary task, in consultation with representatives of local residents and the aviation industry, is to prevent noise nuisance in accordance with applicable environmental limits.

The noise nuisance perceived by residents following the opening of the new runway in February 2003 received, as expected, a great deal of attention during the fiscal year 2003/2004, as the number of complaints received increased despite an overall reduction in the number of flight movements as a result of general economic weakness experienced in the airline industry, the impact of SARS and the war in Iraq.

Per passenger-kilometer, our fuel efficiency was approximately 25% higher than the European average. We expect these improvements to continue in the years ahead. The modern engines of the Boeing 777-200ERs use up to 25% less fuel than their predecessors and are considerably quieter. The Next Generation Boeing 737 will considerably increase KLM’s and Transavia’s fuel efficiency per passenger-kilometer.

The construction of efficient buildings is also a contributor to environmental gains, as demonstrated by our Engineering & Maintenance business’s new engine overhaul center, which is equipped with underground heat/cold storage units. Depending on the time of the year, the internal climate of the building can be controlled by extracting heat or cold. KLM uses underground heat/cold storage at three of its facilities. The Engineering & Maintenance business’s workshops are also establishing new methods to paint aircraft, which will serve to improve the impact of such activities on the environment and workers’ health.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

You should read the following discussion in conjunction with the consolidated financial statements included in this document. The following discussion covers the three years ended March 31, 2004 and is based on our consolidated financial statements prepared in conformity with generally accepted accounting principles in the Netherlands, which differ in certain significant respects from U.S. GAAP. A discussion of the principal differences between Dutch accounting policies and U.S. GAAP and a reconciliation from Dutch accounting policies to U.S. GAAP of net income and shareholders’ equity as of March 31, 2003 and 2004 and in respect of the three years ended March 31, 2004, is provided in note 28 to our consolidated financial statements.

Overview

The fiscal year ended March 31, 2004 remained challenging for the airline industry. The geopolitical unrest created by the war in Iraq and its aftermath, as well as the outbreak and spread of SARS in Asia contributed to a decline in passenger traffic in the first half of the fiscal year. Passenger traffic to Asian destinations improved in the second half of the fiscal year as the SARS outbreak abated, but concerns regarding future terrorist attacks continued to have a negative effect on the airline industry. Our operating revenues decreased from €6,485 million in the year ended March 31, 2003 to €5,877 million in the year ended March 31, 2004, as the economic environment in which we operate remained challenging. Nonetheless, we achieved an operating income of €120 million for the fiscal year ended March 31, 2004, as compared to an operating loss of €484 million for the previous year. This result was in part due to the successful implementation of the first stage of our structural cost savings program, which reduced operating expenses for the year by over €1,200 million to €5,757 million, from €6,969 million in the previous year.

KLM undertook two major strategic changes in the financial year ended March 31, 2004. On May 8, 2003, we announced our plans to implement a structural cost savings program, aimed at an improvement in operating income of €650 million and a reduction of 4,500 full-time employee equivalents over a two-year period. On September 30, 2003, we and Air France announced that we expected to conclude an agreement that would lead to the creation of Europe’s leading airline group through a share exchange offer by Air France for all of our outstanding common shares. On October 16, 2003, we entered into a framework agreement with Air France, which contained the terms of the offer, the combination and related transactions. Air France’s offer was completed in May, 2004.

In addition to these changes, KLM started the first phase of its fleet renewal program by replacing nine of its aircraft during fiscal year 2003/2004, which will reduce the operational cost per available seat-kilometer.

Structural Cost Savings Program

We are implementing the cost savings program we announced on May 8, 2003 through a combination of process change, productivity gains and product improvement, accompanied by a reduction of 4,500 full-time employee equivalents. Our goal is to reduce our annual cost base by €650 million by April, 2005. As of March 31, 2004, the structural cost savings program had resulted in approximately €200 million of cumulative cost savings, including a reduction of 3,100 full-time employee equivalents.

Combination with Air France

At the beginning of the 2003/2004 fiscal year, KLM was engaged in discussions with Air France as to a possible combination of the two airlines. On September 30, 2003, we announced that we expected to conclude an agreement with Air France that would lead to the creation of Europe’s leading airline group through a share exchange offer by Air France for all of our outstanding common shares. On October 16, 2003, we entered into a framework agreement with Air France, which contained the terms of the offer, the combination and related transactions. Air France’s offer commenced on April 5, 2004 and the subsequent offer period ended on May 26, 2004. As of the date of this annual report, we are part of the Air France-KLM group. See “Item 4.A – Information on the Company – History and development of the company – Combination with Air France” and “Item 6.C – Directors, Senior Management and Employees – Board practices and corporate governance”.

Air France and KLM estimated that the combined cost-savings and revenue-increasing synergies arising from the combination will amount to an improvement in operating income of €385 million to €495 million per year after five years following completion of the offer. Of this figure, 60% of the potential synergies will derive from cost savings while the remaining 40% will derive from increased revenues. The estimated revenues and cost savings expected to result from the synergies above do not include any costs of implementation, which Air France and KLM expect to be a minimum of €115 million over five years. It is expected that KLM’s share in the combined synergies and implementation costs will range from 20% to 50%.

On October 16, 2003, KLM and the members of the SkyTeam alliance entered into an adherence agreement under which they agreed that, subject to completion of Air France’s offer for KLM and to KLM’s fulfilling the SkyTeam alliance admission criteria, KLM would be admitted as a member of the SkyTeam alliance. As of the date of this annual report, KLM is confident that it will meet all relevant conditions of the adherence agreement and SkyTeam admission criteria, and expects to be admitted as a member of the SkyTeam alliance during the course of fiscal year 2004/2005. For further information regarding the SkyTeam alliance, see “Item 4.B – Information on the Company – Business overview – KLM admission into SkyTeam”.

Fleet Renewal Program

In 2002, KLM announced that it would commence a program to renew its intercontinental fleet by replacing 11 Boeing 747-300, 10 MD-11 and two Boeing 747-300 aircraft with Boeing 777-200ER, Boeing 747-400ERF and Airbus A330-200 aircraft. The first phase of this international fleet renewal program, which will continue until February 2005, consists of replacing 11 Boeing 747-300 aircraft with 10 Boeing 777-200ER aircraft and replacing two Boeing 747-300 with three Boeing 747-400ERF aircraft. In fiscal year 2003/2004 KLM took the first step in implementing phase one of this renewal program by taking delivery of six Boeing 777-200ER aircraft and three Boeing 747-400ERF aircraft. The last Boeing 747-300 was retired from KLM’s fleet on December 3, 2003. On October 25, 2003, KLM obtained its first Boeing 777-200ER, which started operating on the Amsterdam-Toronto route.

In December 2003, KLM sold two of its Boeing 747-300 aircraft. Three Boeing 747-300s were returned to the lessor during the third quarter under standard terms. During the third quarter Transavia completed the sale of three Boeing 757-200 aircraft. Furthermore two Boeing 737-700 aircraft entered into Transavia’s fleet during the third quarter.

Due to changing market circumstances, KLM delayed phase two of its fleet renewal program, which is now due to start in April 2005 and is now expected to run until calendar year 2012. As a consequence, KLM will delay the phasing out of its MD-11 aircraft (which is the youngest aircraft type of the three that are part of the renewal program) from 2008 to 2012 and therefore defer capital expenditures in excess of €1 billion.

Factors Affecting Operating Results

Cyclicality

Our business, and the airline industry as a whole, is highly sensitive to general economic conditions. Because a substantial portion of airline travel (both business and leisure) is discretionary, the industry tends to experience severe adverse financial results during economic downturns. Downturns in the airline industry are characterized by excess capacity and lower prices.

Seasonality

Our passenger business is subject to seasonal fluctuations, as the demand for scheduled passenger services is strongest in the summer months and weaker in the winter months. For our international cargo operations demand is more stable.

Inflation and fuel price fluctuations

Approximately 87% of our cost basis is affected by inflation. The effects of inflation on our cost basis are only to a limited extent compensated by the revenue side, since fierce competition in the airline industry puts continuous pressure on the prices we can charge our customers. The airline industry in general and KLM in particular is therefore adversely impacted by inflation. Nevertheless, in recent years inflation has been at historically low levels and inflation has not materially affected our results.

The remaining 13% of our cost basis relates to fuel expenses. During fiscal year 2003/2004 the average price of jet fuel increased by approximately 8% compared to the previous fiscal year, increasing the fuel expense ratio from 12.7% to 13.1%. The price of aircraft fuel is predominantly correlated with the price of Brent crude oil and is not generally affected by inflation.

Foreign currency fluctuations

Our results for the fiscal year ended March 31, 2004 were to a limited extent affected by foreign currency movements, since our exposures in major currencies (dollar, pound Sterling, and Japanese yen) are hedged. Operational cash flow exposures are hedged within a range of 40-80% on a 12 month-rolling basis. Long-term exposures in foreign currencies (especially U.S. dollar purchase options of aircraft) are hedged through dollar-denominated deposits. Net investments in subsidiaries are not hedged. Other than the transaction gains and losses, the differences arising from the translation of assets and liabilities of these subsidiaries into euro, however, do not affect our results since these differences are accounted for through equity. See also note 28 to our consolidated financial statements and “Item 11 – Quantitative and Qualitative Disclosures about Market Risk”.

Year by Year Analysis of Operating Results

	Fiscal year ended March 31,
Consolidated statement of earnings (in millions of euro)	2004	2003	2002
Operating revenues
Traffic revenue	5,197	5,780	5,826
Other revenue	680	705	706

	5,877	6,485	6,532
Operating expenses	5,757	6,969	6,626

Operating income (loss)	120	(484)	(94)

Financial income and expense	(101)	(98)	(134)
Results on sale of assets	(1)	(42)	10
Results of holdings	—	(4)	(15)
Results on sale of holdings	13	6	9

Pretax income (loss)	31	(622)	(224)
Taxes	(7)	206	68

After tax income (loss)	24	(416)	(156)
Share of third parties	—	—	—

Net income (loss)	24	(416)	(156)

Year ended March 31, 2004 compared with year ended March 31, 2003

Operating revenues for the fiscal year ended March 31, 2004 decreased by 9% to €5,877 million. The increased competition and a relatively strong euro reduced the yield per revenue ton-kilometer by 8%. Total traffic in ton-kilometers was unchanged as compared to the previous year, which, along with a 1% decrease in capacity, improved the load factor by 1.0 percentage point to 79.2%.

Passenger load factor for the fiscal year ended March 31, 2004 was 80.1%, as compared to 79.4% for the previous year. Measured in passenger kilometers, traffic decreased by 3% from 59,417 million in the 2002/2003 fiscal year to 57,784 million in the 2003/2004 fiscal year. This decrease was mainly caused by the Iraq war and the SARS epidemic.

Freight capacity for the year ended March 31, 2004 increased by 3% as compared to the previous year. In freight ton-kilometers, traffic increased by 5% to 4,392 million as compared to 4,197 million in the previous year. The load factor rose from 71.7% to 72.9% in fiscal year 2003/2004.

Operating expenses decreased by €1,212 million to €5,757 million, reflecting amongst others the implementation of KLM’s cost savings program discussed above (impact €200 million). Also contributing to this result were a weak dollar as compared to the euro (impact €346 million), a 1% decrease in capacity (impact approximately €25 million), the inclusion of the exceptional expenses set forth below (impact €438 million) and the sale of our low-cost operation Buzz in April 2003 (impact €148 million). Salary and benefit costs were unchanged from the previous fiscal year as the reduction in the number of KLM employees under the cost savings program was offset by general salary increases and higher retirement and pre-pension costs. Exceptional expenses for the fiscal year ended March 31, 2003 related to a €276 million arbitration award regarding the termination of the alliance between KLM and Alitalia on April 28, 2000, a €75 million provision for restructuring and €87 million in respect of the phasing out of KLM’s Boeing 747-300 fleet ahead of schedule.

KLM achieved an operating income of €120 million for the fiscal year ended March 31, 2004, an increase of €604 million from an operating loss of €484 million for the previous fiscal year.

Results on sale of assets for the fiscal year ended March 31, 2004 improved with a final loss for the year of just €1 million, as compared to a loss of €42 million in the previous year, €9 million of which was due to the sale of KLM uk’s low cost business, Buzz, to Ryanair in 2003. Under Netherlands GAAP, we recorded a loss of €9 million in fiscal year 2002/2003 to reflect the net effect of proceeds to be received from the sale of Ryanair, costs arising from arrangements under the Buzz sales agreement (which can be characterized as impairment losses on certain fleet assets) and staff redundancies costs to be borne by KLM uk in connection with the transaction.

Results on holdings for the fiscal year ended March 31, 2004 were nil, an increase of €4 million from the previous year. The increase was attributable in part to an improvement in Martinair’s results by €7 million compared to the previous fiscal year. Results on sale of holdings benefited from the sale of KLM’s 9% interest in TUI Nederland N.V. in September 2003 (gain of € 6 million) and from the release of several provisions that had been formed in previous years in respect of guarantees given to buyers upon the sale of certain holdings (gain of €6 million).

KLM had corporate income tax expenses of €7 million for the fiscal year ended March 31, 2004, a substantial decrease from the income of €206 million it received from taxes in the previous fiscal year. For more detail see note 24 to the consolidated financial statements, which explains the effective tax burden.

Net income for the year amounted to €24 million, as compared to a net loss of €416 million for the 2002/2003 fiscal year. This result was due to the substantial improvement in operating income for the 2003/2004 fiscal year, as well as to a €41 million increase in results on sale of assets, for which KLM realized a loss of €42 million in fiscal year 2002/2003 relating to the sale of aircraft and the sale of KLM uk’s low cost business, Buzz, to Ryanair.

Results from joint venture with Northwest

Operating income from the joint venture between KLM and Northwest Airlines for the year ended March 31, 2004 was $170 million, 20% higher than $142 million in the previous fiscal year. Capacity contributed to the joint venture during the year was reduced. The number of seat-kilometers was 11% lower. Revenue increased by 2%, the outcome of a decline in passenger traffic from 33.5 billion passenger kilometers for the previous fiscal year to 31.3 billion passenger kilometers, and an improvement in yield per revenue passenger-kilometer from $0.48 for the previous fiscal year to $0.52. Unit costs were 13% higher in fiscal year 2003/2004, chiefly as a result of currency effects and higher fuel costs.

Operating results by business segment for the year ended March 31, 2004

The following table sets forth the operating income (in millions of euro) per business for fiscal year 2003/2004.

			Engineering			Elimination	Total
Operating income per business			&	Charter /		of inter-	consoli-
2003/2004	Passenger	Cargo	Maintenance	Low-cost	All other	segments	dated
Operating revenues from external customers	4,107	1,014	258	427	71		5,877
Intersegment revenues	16	18	547	0	218	(799)	0

Operating revenues	4,123	1,032	805	427	289	(799)	5,877
Operating expenses	3,936	961	789	411	459	(799)	5,757

Operating income	187	71	16	16	(170)		120

Passenger business

The Passenger business segment is the largest and most visible part of KLM’s operations. Our Passenger business achieved operating revenues of €4,123 million in fiscal year 2003/2004, as compared to €4,454 million in the previous fiscal year. This 8% decrease reflects the effects of the aftermath of the Iraq war and the SARS outbreak, as well as a weak global economy. The Passenger business achieved an operating income of €187 million in the fiscal year 2003/2004, as compared to an operating loss of €25 million in the previous fiscal year, largely due to this reduction in operating expenses.

The Passenger business carried almost 19 million passengers and accounted for 70% of our operating revenues in the year ended March 31, 2004. Due to a reduction in capacity, load factor increased from 79.4% to 80.1% in fiscal year 2003/2004.

Our European passenger business achieved operating revenues of €2,122 million in fiscal year 2003/2004, as compared to €2,496 million in the previous fiscal year. This 15% decrease was in part due to competition from low-cost airlines on short-haul routes. Our long-haul passenger business, comprising long-haul routes to destinations in the North Atlantic, Asia Pacific, Central and South Atlantic, and Middle East and South Asia regions, achieved operating revenues of €2,915 million in fiscal year 2003/2004, as compared to €3,180 million in the previous fiscal year. This 8% decrease was mainly caused by the SARS epidemic. Passenger traffic to destinations in Africa, as in previous years, were not affected by the developments in other regions, and achieved operating revenues of €536 million, a slight decrease from operating revenues of €542 million achieved in the previous fiscal year.

Operating expenses for the Passenger business in fiscal year 2003/2004 were €3,936 million, a decrease of 12% from the previous fiscal year. This result was due to the implementation of KLM’s cost savings program (impact approximately €140 million), under which the number of full time employee equivalents in the Passenger business segment was reduced by 6%. Furthermore, the weaker U.S. dollar compared to the euro, resulted in a reduction of operating expenses of approximately €250 million. In addition, distribution costs were reduced by €80 million mainly as a result of our shift to direct sales.

Cargo business

Operating revenues from our Cargo business amounted to €1,032 million for the fiscal year ended March 31, 2004, a 6% decrease from the previous fiscal year. This revenue decrease was principally due to a yield decrease of 9%, which was partly offset by an increase of traffic volume by 5%. The yield decrease was influenced by the weak dollar, which explains 8% of the yield decline.

Traffic growth attracted more capacity on the Asian routes. Traffic between Asia and Europe picked up strongly and showed an increase of 14% compared to fiscal year 2002/2003. The load factor on Asian routes was also excellent later in the year and amounted to 84.6% while the average load factor for the total Cargo business reached 72.9%. The yield, however, remained under pressure and decreased by 11% compared to fiscal year 2002/2003; excluding currency effects, this decrease amounted to 2%. Traffic growth to Asian destinations remained behind capacity growth, resulting in lower load factor and putting pressure on yield.

On transatlantic routes, volume decreased by 3% compared to fiscal year 2002/2003. The North Atlantic route sector, comprising routes between the Netherlands and each of Canada, the United States and Mexico, accounted for approximately 24% of our total traffic ton-kilometers in fiscal year 2003/2004.

Operating expenses for our Cargo business for the fiscal year ended March 31, 2004 were €961 million, a 6% decrease from the previous fiscal year. This decrease was largely due to the implementation of our cost savings program, which reduced personnel numbers by 300 during the year and redesigned the internal organization of the cargo business according to a market-based matrix, with a distinction being made between General Cargo, Specialties and Verticals, the latter being designed for complete industries. This approach enables the Cargo business to tailor its capacity and competencies to specific markets and sell them in cooperation with agents.

Our Cargo business achieved an operating income of €71 million for the 2003/2004 fiscal year. This result was virtually unchanged from the previous fiscal year due to the fact that the decrease in operating revenues (€67 million) in fiscal year 2003/2004 was almost entirely offset by the decrease in operating expenses (€ 66 million) achieved.

Engineering & Maintenance business

Our Engineering & Maintenance business segment achieved operating revenues of €805 million in fiscal year 2003/2004, a 17% decrease from the previous fiscal year. Operating income for the Engineering & Maintenance segment was €16 million for the fiscal year ended March 31, 2004, a 61% decrease from €41 million in the previous year. The decrease was due in part to the decline in traffic, which resulted in a 22% decrease in revenue from external customers, from €329 million in fiscal year 2002/2003 to €258 million in fiscal year 2003/2004. However, this decrease was partially offset by the implementation of KLM’s cost savings program, which accounted for a 15% decrease in the segment’s operating expenses, from €927 million for fiscal year 2002/2003 to €789 million for fiscal year 2003/2004. Under the cost savings program, personnel in the Engineering & Maintenance segment were reduced by 400 in fiscal year 2003/2004, approximately half of the number set to be reduced under the program by 2005.

The decrease in operating revenues and operating income experienced by our Engineering & Maintenance segment reflected the effects of the Iraq war and the aftermath of the SARS outbreak on the airline industry generally. The reduction in the number of our flights and flights by third party airlines to compensate for the market downturn, and the postponement of optional modifications by airlines across the industry owing to their own low revenues resulted in less demand for engineering and maintenance services. In addition, global access capacity in the aircraft maintenance market resulted in airlines turning to wide-body maintenance providers operating at very competitive rates in low-wage countries for their engineering and maintenance services.

Charter/Low-cost business

Operating revenues for our Charter/Low-cost business segment, operated through our subsidiary Transavia, were €427 million for the fiscal year ended March 31, 2004, a 10% decrease from the previous fiscal year. This decrease reflects the effects of the economic recession in Europe on holiday travel and the effects of the Iraq war on passenger traffic. Demand for charter flights decreased sharply from the previous fiscal year, resulting in increased competition between charter carriers and a general reduction in fares for passenger charter services. According to a McKinsey survey in 2002 on intra European passenger traffic, the share of charter traffic has decreased from 23% of total intra-European passenger traffic in 1998 to 21% in 2001 and is expected to decrease further to 19% in 2007.

Operating expenses for our Charter/Low-cost business segment were €411 million, a 7% decrease from €444 million in the previous fiscal year. This decrease was the result of the implementation of cost savings measures, including a reduction of 90 full time employee equivalent positions as well as a reduction in distribution costs by conducting ticket sales for BASIQ AIR exclusively over the internet and through call centers.

Our Charter/Low-cost business segment achieved an operating income of €16 million for the 2003/2004 fiscal year, as compared to €28 million in the previous fiscal year.

All other business

In fiscal year 2002/2003 operating loss for the “All other business” decreased by €430 million from €600 million to €170, a reduction of more than 70%. This reduction was the result of a decrease in operating revenues of €55 million and a decrease in operating expenses of €485 million. In fiscal year 2002/2003 exceptional losses of €350 million had a strong negative effect on operating income in the “all other” segment. Furthermore, the operating result in fiscal year 2002/2003 was negatively influenced by the Buzz operating loss of €30 million. A reduction of IT-related expenses in fiscal year 2003/2004 also contributed to the overall reduction in the segment’s operating loss.

Year ended March 31, 2003 compared with year ended March 31, 2002

We realized an operating loss for this financial year of €484 million (2001/02: €94 million operating loss). The net loss before tax amounted to €622 million (2001/02: €224 million loss). After tax, the net loss for the year amounted to €416 million (2001/02: €156 million loss).

Operating income was negatively affected by higher depreciation and phasing-out charges of €87 million for the Boeing 747-300 fleet. The operating result in the previous year had included a €27 million contribution from the State of the Netherlands following the closure of U.S. airspace for three days in the wake of the September 11, 2001 attacks.

Operating revenues decreased by 1% to €6,485 million. Total traffic, in ton-kilometers, was 2% higher than in the previous year. Since capacity was 2% higher, the load factor increased by 1.3 percentage points to 78.2%. Due to the changing market conditions, yield per revenue ton-kilometer decreased by 4%. Operating expenses increased by €343 million to €6,969 million. Salary costs were 9% higher, principally due to general salary increases (in part from new contractual pay agreements) and due to additional costs for pre pension and retirement plans.

The €42 million loss on the sale of assets (2001/02: €10 million income) was caused by the sale of KLM uk’s low-cost Buzz activities (€9 million) and the sale of assets from our fleet (€33 million). The result on the sale of KLM uk’s low-cost activities is the net effect of sales proceeds received from Ryanair on the transfer of assets (€20 million, received at April 11, 2003), costs arising from arrangements under the sales agreement (€20 million) and staff redundancies costs (€9 million) which will be borne by KLM uk. The result on the sale of fleet assets arose principally from sale and leaseback transactions entered into to limit future residual value risks on these aircraft.

Financial income and expense improved by €36 million (27% compared to the previous year) principally due to lower interest expense in connection with investments in the fleet.

Results on holdings were €11 million better at €4 million negative. The increase was attributable in part to an improvement in Martinair’s earnings.

Operating expenses included exceptional costs to an amount of €351 million. Of these exceptional costs €276 million related to the arbitration tribunal’s decision on the dispute between KLM and Alitalia regarding the termination of their alliance as of April 28, 2000. The tribunal ruled that our termination of the agreement was void and allowed Alitalia’s claim for €250 million plus interest. The claim brought by us against Alitalia to recover €100 million plus interest paid for the development of Malpensa Airport was also awarded. The remaining exceptional loss (€75 million) related to a provision for restructuring and relates to redundancy costs for approximately 1,000 full-time equivalents. In the fiscal year 2001/02 there were no exceptional items.

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

Passenger load factor for the financial year as a whole was 79.4% (2001/02: 78.7%). Measured in passenger kilometers, traffic increased by 2% from 58,447 million in 2001/02 to 59,417 million. The passenger business realized an operating loss of €25 million.

Over the year as a whole, freight capacity increased by 1%. In freight ton-kilometers, traffic increased by 4% to 4,197 million (2001/02: 4,050 million). The load factor rose from 69.6% to 71.7%.

The decline in traffic had an indirect effect on engineering and maintenance activities. Thanks to an active sales policy, the Engineering & Maintenance division maintained its volumes. Third party revenue amounted to €329 million. The Engineering & Maintenance business’s operating income came to €41 million.

Critical accounting policies and new accounting standards

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Netherlands GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions. We believe that our critical accounting policies are limited to those described below. See the “Accounting policies” section beginning on page F-3 of our consolidated financial statements for additional discussion of our accounting policies.

Frequent flyer accounting

KLM operates a frequent flyer marketing program under which our customers earn mileage credits by flying KLM or its alliance partners and by using the services of participating non-airline partners. We use a number of accounting estimates in accounting for our frequent flyer program, which we believe are consistent with industry practices.

Under our frequent flyer program, miles earned are accumulated in an account for each member. These earned miles do not expire. Mileage credits can be redeemed for free or upgraded travel on KLM and other participating airlines or for other non-flight awards.

Both under Netherlands GAAP and under U.S. GAAP we account for our frequent flyer obligations on an accrual basis using the incremental cost method. For expected use of earned miles in flight awards we include on-board supplies (food, beverages, newspapers) and fuel and passenger insurance in our incremental cost calculation. The costs of on-board supplies are based on average cost per passenger, calculated on an annual basis. The incremental fuel cost per mile is calculated on the basis of a complicated formula we use to determine the average fuel cost per kilogram carried on board. Estimated average fuel prices and average passenger and luggage weights are used in the calculation of the incremental cost per award and per earned mile equivalent. Incremental costs of non-flight awards are calculated as the average expected out-of-pocket expense charged to KLM by the third party suppliers of such awards to members of the program.

The number of earned miles included in the accrual takes into account expected non-use of miles for awards. Factors that determine the percentage of earned miles for which we do not accrue an expense are:

•	Members that have not (yet) earned sufficient miles to make use of awards, taking percentages used for flight awards and non-flight awards into account. Their earned miles are not accrued for on the basis that there is no real obligation until miles earned reach the threshold required before a reward is secured.

•	Remaining expected non-use of earned miles for awards, estimated at a percentage of the total miles earned and not used, after deduction of earned miles not accrued as they fall into the category mentioned above. This percentage is based on an annual review of miles outstanding per account and thresholds determined by the average number of miles actually redeemed per award in the past.

Expected use of earned miles for upgrades are not accrued for, as incremental costs of upgrades are minor.

The total number of miles outstanding under KLM’s frequent flyer program at March 31, 2004 was 67,500 million. KLM has recorded a liability for awards relating to these mileage credits of €33 million.

KLM sells mileage credits to the other companies participating in the program. The proceeds from the miles sold represent the compensation paid to KLM by the non-airline partners for miles actually earned by members of the frequent flyer program on their use of the services of these non-airline partners. Following the recommendations included in IATA Airline Accounting Guideline 2, “frequent flyer program accounting”, as the non-airline partners do not represent a significant part of the total miles earned in our frequent flyer program (3%), the proceeds from the miles sold are recognized as income when the miles are earned by the members although an amount equivalent to the incremental cost of honoring those mileage credits is deferred.

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

Impairment of long-lived assets

Under Netherlands GAAP, whenever there is an indication of impairment, we test long-lived assets for impairment by comparing the carrying amount of each asset group (cash generating unit) to its recoverable amount, defined as the higher of the net selling price and its value in use. We make judgments about the level of assets to be grouped for purposes of impairment. We estimate the value in use based on discounted future cash flows for our fleet based on models that we also use in making fleet scheduling decisions. These models use projections of passenger yields, fuel costs, labor costs and other relevant factors. Fair values of aircraft are estimated based on information from third party resources.

Under U.S. GAAP we evaluate impairment of long-lived assets in compliance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets groups are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

We estimate the undiscounted future cash flows for our fleet based on models that we also use in making fleet scheduling decisions. These models use projections of passenger yields, fuel costs, labor costs and other relevant factors. Fair values of aircraft are estimated based on information from third party resources.

In the 2003/2004 fiscal year no impairment loss was recognized either under Netherlands GAAP or U.S. GAAP.

Pensions and other post-retirement benefits

Pension cost included in the Consolidated Statements of Earnings is computed in accordance with Netherlands GAAP. For the Company’s defined benefit plans, those amounts are based on the actuarially determined premiums which the company is required to pay, adjusted for restitution of structural surpluses and discounts received by KLM from its pension funds.

Under U.S. GAAP KLM accounts for its pension costs in accordance with SFAS No. 87, Employers’ Accounting for Pensions. Retirement benefits represent obligations that will be settled in the future and require assumptions to project benefit obligations and fair values of plan assets. Retirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate service period, based on the terms of the plans and the investments and funding decisions made by KLM. This requires management to make assumptions regarding variables such as discount rate, rate of wage increase and return on assets. Management consults with external actuaries regarding these assumptions annually. Changes in these key assumptions can have a significant impact on our projected benefit obligations, funding requirements and periodic cost incurred.

The table below illustrates the approximate impact on net pension costs for the 2004/2005 fiscal year for KLM’s three main Dutch pension funds if KLM were to change key assumptions by the indicated percentages:

	Increase	Decrease
Impact on net pension cost	assumption	assumption
in millions of euro	10%	10%
Discount rate	-18	+18
Rate of return of plan assets	-45	+45

If more than one of the assumptions were changed, the impact would not necessarily be the same as if only one assumption were changed in isolation. For a discussion of the current funded status and pension plan assumptions, see note 28 to our consolidated financial statements.

New U.S. accounting standards

In January 2003, the Financial Accounting Standards Board (FASB) published Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which was amended by FIN 46R, issued in December 2003. FIN 46R became effective for KLM on April 1, 2004. KLM has entered into various financing structures related to the sale and operational lease back of aircraft. In accordance with FIN 46R, KLM determined whether these structures were variable interest entities and assessed whether KLM was the primary beneficiary of these entities. Following this determination, we concluded that the adoption of FIN 46R did not have a material impact on our financial results or our cash position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. KLM has not entered into such contracts or modified existing contracts after June 30, 2003 or designated any hedging relationships after June 30, 2003.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. It requires that we classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. KLM currently has no financial instruments that would need to be reclassified under SFAS 150.

In December 2003, the FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. This revision requires disclosures in addition to those in the original statement about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The company has adopted the provisions of this revised statement and has included the required disclosures in note 28 to our consolidated financial statements. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was passed by Congress and signed into law on December 8, 2003. The Act establishes a voluntary prescription drug benefit beginning January 1, 2006. The Act also provides for the government to pay a special subsidy equal to 28% of a retiree’s covered prescription drug expenses between $250 and $5,000 (adjusted annually by the percentage increase in Medicare per capita prescription drug costs), to employers who sponsor retiree prescription drug plans. The Company elected to include the effects of the Act in the Accumulated Pension Benefit Obligation (APBO) and, as of March 31, 2004 on the Net Periodic Pension Cost (NPPC) of fiscal year 2003/2004. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying value of the relevant long-lived asset. This statement became effective for us on April 1, 2003. The adoption of SFAS No. 143 did not have a significant impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The disclosure requirements of FIN 45 became effective for us in our financial statements for the 2002/2003 fiscal year. Additionally, FIN 45 clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. No guarantees were issued or modified by KLM after December 31, 2002. As of March 31, 2004, additional disclosures were required by FIN 45, which are elucidated in note 28 to the consolidated financial statements.

B. Liquidity and capital resources

Internal and external sources of liquidity

Currently our liquidity position exceeds the minimum levels required to sustain our business adequately. Currently there are no unusual provisions in any of our financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment, additional collateral support, changes in terms, acceleration of maturity, or the creation of additional financial obligations to any material extent. If required, we believe that our liquidity position could be extended further by the use of internal and external resources.

Our internal source of liquidity consists of operating cash flows. The availability of these funds could be reduced by risks relating to the airline industry such as the threat or effects of terrorists attacks, deteriorating economic conditions, intense competition in the airline industry and seasonal changes in demand.

Our external sources of liquidity consist of our €500 million commercial paper program, mortgages secured by aircraft and non-fleet assets, and sale-and-lease back transactions of aircraft and non-fleet assets. As of March 31, 2004, no amounts were outstanding under our commercial paper program. The book value of our unencumbered fleet and non-fleet assets as of March 31, 2004, was €1,488 million. These assets offer us a possible source of liquidity through the financing and the sale (and lease back) of these assets.

Despite the effects of the implementation of our fleet renewal program in the fiscal year ended March 31, 2004, we improved our overall liquidity position. We believe that our working capital is sufficient to meet our present requirements.

Evaluation of the sources and amounts of our cash flows

We invest our liquid reserves in short-term instruments at current interest rates. Nonetheless in some of our foreign establishments exchange controls, transfer formalities and currency shortages restrict a portion of our funds. The part of our liquid reserves subject to these restrictions amounts to €7 million, which generally does not earn interest and is subject to the risk of currency devaluation. These restrictions currently do not affect our ability to meet any cash obligations. We have covered our Japanese yen and parts of our U.S. dollar long-term commitments with forward exchange contracts. As of March 31, 2004, 75% of our long-term debt, excluding perpetual loans, was denominated in euro, 22% was denominated in U.S. dollars and 3% was denominated in British sterling.

Cash flows for the fiscal year ended March 31, 2004

Our net cash inflow from operating activities amounted to €303 million for the fiscal year ended March 31, 2004. Our net cash outflow from investing activities totaled €532 million, reflecting capital expenditures of €707 million, of which €584 million related to the purchase of aircraft in connection with our fleet renewal program. KLM made advance payments for the purchase of six Airbus A330-200 aircraft, one Boeing 777-200 aircraft and three Boeing 737-700 aircraft in connection with the fleet renewal program during fiscal year 2003/2004.

These capital expenditures were partially offset by proceeds received from the sale of tangible fixed assets of €149 million, relating to the sale of eight Boeing 747-300 aircraft, as this aircraft type was taken out of service during the 2003/2004 fiscal year, and the sale of three Boeing 757-200 aircraft used by Transavia Airlines B.V. Investments in inventory in fiscal year 2003/2004 amounted to €38 million.

Our net cash inflow from financing activities amounted to €259 million for the fiscal year ended March 31, 2004. Funding of €690 million was arranged for eight aircraft, which was higher than redemption of €322 million that we made on existing debt during the fiscal year. KLM constantly seeks opportunities to optimize its current debt position in order to further reduce the average cost of capital.

Our cash position as of March 31, 2004 amounted to €949 million, a 3% increase from the previous fiscal year. €663 million, or 70%, of our cash as of March 31, 2004 consisted of cash and marketable securities, and €286 million, or 30%, consisted of AAA bonds and long-term deposits available to the Company on demand and immediately convertible into cash. Of our cash position of €919 million as of March 31, 2003, €608 million, or 66%, consisted of cash and marketable securities, and €311 million, or 33%, consisted of AAA bonds and long-term deposits available to the Company on demand and immediately convertible into cash.

Current liabilities decreased from €2,190 million as of March 31, 2003 to €1,856 million as of March 31, 2004, especially as a result of the reduction of current maturity’s of long-term debt. Group equity rose from €1,477 million as of March 31, 2003 to €1,488 million as of March 31, 2004.

Cash flows for the fiscal year ended March 31, 2003

Our cash inflow from operating activities amounted to €297 million for the fiscal year ended March 31, 2003. Our cash outflow from investing activities totaled €436 million, reflecting capital expenditures of €725 million, of which €269 million related to delivered aircraft, under which one Boeing 747-400 aircraft, two Boeing 737-700 aircraft, and one Fokker 70 aircraft. Additionally KLM made advance payments for the purchase of three Boeing 747-400 aircraft (€219 million), four Boeing 777-200 aircraft (€203 million), six Airbus 330-200 aircraft (€18 million) and two Boeing 737-700 aircraft (€15 million) .

These expenditures were partially offset by proceeds received from the sale of thirteen aircraft (€305 million), most of which were leased back under operating leases.

Information on borrowings

We have placed deposits in legal structures that accomplish either legal defeasance or defeasance in substance. Defeasance is accomplished by linking deposits placed with investment grade financial institutions to lease commitments, in some cases through pledge and escrow agreements. Deposits amounting to €214 million were pledged, held in escrow or on deposit to satisfy all scheduled payments on the related lease commitments. In order to hedge interest rate and currency risk, the deposits are in the same currencies as the related lease commitments and have the same scheduled dates and amounts for payments. We believe that the possibility that we will be required to make future payments with respect to these obligations is relatively remote.

Information on debt

For information on the types of our financial instruments, the maturity profile of our debt, the currency and interest rate structure of our debt, please see notes 8 and 14 to our consolidated financial statements.

Capital Expenditures

Capital expenditures for the fiscal year ended March 31, 2004

See “– Cash flows for the fiscal year ended March 31, 2004” above for a discussion of capital expenditures during the 2003/2004 fiscal year. For a description of material commitments, an indication of the purpose of these commitments and the expected source of funds for them, see “Item 5.F – Operating and Financial Review and Prospects – Tabular disclosure of contractual obligations” below.

Capital expenditures for the fiscal year ended March 31, 2003

See “– Cash flows for the fiscal year ended March 31, 2003” above for a discussion of capital expenditures during the 2002/2003 fiscal year.

C. Research and development, patents and licenses etc.

None.

D. Trend information

For the first four months of the 2004/2005 fiscal year we have achieved a traffic growth (measured in revenue passenger kilometers) of 17%, compared to the same period in fiscal year 2003/2004. This result reflects an increase in passenger traffic as the markets continue to recover from the impact of SARS and the Iraq war. Passenger traffic on routes to destinations in Asia showed a strong recovery of 39% compared to previous year.

In the first four months of the 2004/2005 fiscal year, cargo traffic (measured in revenue ton kilometers freight) showed an increase of 13% from the same period in fiscal year 2003/2004. Cargo traffic on Asian routes showed a significant improvement of 23%. The increase in traffic was especially driven by a capacity increase of 24%, which was due to the introduction of a third full freighter aircraft in our operation.

On August 13, 2004 Air France-KLM published its turnover figures for the first quarter of fiscal year 2004/2005. These figures include the turnover of KLM for the months May and June 2004. KLM’s contribution for these months amounted to €1.1 billion and was up 14.3% compared to the same period in fiscal 2003/2004.

E. Off-balance sheet arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have no arrangements of the types described in the first three categories that we believe may have a material current or future effect on our financial condition, liquidity or results of operations. Certain guarantees that we do not expect to have a material current or future effect on our financial condition, liquidity or resulted operations are disclosed in note 28 to our consolidated financial statements included in Item 18 of this report.

In January 2003, the Financial Accounting Standards Board (FASB) published Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which was amended by FIN 46R, issued in December 2003. Effective April 1, 2004, we have adopted this interpretation, which addresses the accounting for these variable interests. We do have obligations arising out of variable interests in unconsolidated entities. See note 28 to our consolidated financial statements included in Item 18 of this report for a discussion of our on-balance and off-balance sheet aircraft leases.

F. Tabular disclosure of contractual obligations

The following table presents a summary of our contractual obligations and commitments as of March 31, 2004, and the effects these obligations are expected to have on our cash flows in the periods set forth below:

	Payments due by period
Contractual Obligations		Less than	1-3		After 5
(in millions of euro)	Total	1 year	years	4-5 years	years
Long-term debt obligations	3,913	192	910	1,059	1,752
Financial lease obligations	214	3	88	123	—
Operating lease obligations	1,085	180	301	181	423
Purchase obligations	494	140	354	—	—
Other Long-term obligations	—	—	—	—	—

Total	5,706	515	1,653	1,363	2,175

As of the end of August 2004, our contractual obligations had not changed materially compared to the information included in the table above.

The cash received from our operating activities is expected to be sufficient to cover our commitments with respect to the long-term debt obligations, financial lease obligations and operating lease obligations referred to above.

The purchase obligations relate to the purchase of one Boeing 777-200ER and six Airbus A330-200 aircraft as part of our fleet renewal program, representing a total commitment of €430 million. The remainder of the purchase obligations relate to the purchase of three Boeing 737 aircraft, representing commitments of €64 million.

The purchase of one Boeing 777-200ER will be financed through a U.S. ExIm Bank guaranteed commercial loan covering 85% of the purchase price for the aircraft. KLM will seek financing through various sources of external funding guaranteed by European ECB-supported commercial loans with respect to the commitments for Airbus A330-200 aircraft, falling due in the next three fiscal years. With respect to the Boeing 737 aircraft, we expect to attract funding through financial lease structures.

For more information regarding our contractual obligations, see note 8 to our consolidated financial statements.

G. Safe Harbor

Please see “Warning about Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

We are managed by a Board of Managing Directors (Board of Management), which is responsible for our overall results and the Company’s mission and strategy. The responsibility for the management of the company is vested in the Board of Management as a whole. Our Board of Management consists of four members: a president and chief executive officer, a chief operations officer, a chief human resources officer and a chief financial officer. The Board of Management performs its activities under the supervision of the Supervisory Board.

The Supervisory Board is charged with overseeing the policies of the Board of Management and the general course of affairs of the Company and the business connected with it, as well as assisting the Board of Management by providing advice. The Supervisory Board evaluates the main organizational structure and the control mechanisms established by the Board of Management. The responsibility for proper performance of duties is vested in the Supervisory Board as a whole.

Articles of association and the protocol

In connection with the combination, on October 16, 2003 Air France, KLM, members of our Board of Management and all members of our Supervisory Board at the time entered into a protocol in which they undertook to adhere to the corporate governance arrangements contained in the framework agreement. All new members of the Supervisory Board have also entered into the protocol.

Following the completion of Air France’s offer we amended our articles of association to reflect these arrangements. The protocol and our articles of association provide that:

•	our Supervisory Board will be required to approve:

–	any KLM business plan and KLM budget;

–	any decision of the Board of Management regarding the amended state option (see “Item 7.B – Major Shareholders and Related Party Transactions – Related party transactions – Relation with the State of the Netherlands”) or to amend the framework agreement or the KLM assurances (see “Item 4.D – Information on the Company – Property, plants and equipment – Schiphol airport – Assurances and assurances foundation”); and

–	certain material decisions of the Board of Management set out in our articles of association, as well as any other resolutions that our Supervisory Board may resolve and notify to the Board of Management;

•	until May 6, 2007, any decision of the Board of Management that requires approval of our Supervisory Board will require a two-thirds majority vote of the Supervisory Board if it concerns:

–	a matter on which the Strategic Management Committee has rendered a binding recommendation;

–	the adoption of a KLM business plan or budget; or

–	the approval of our annual financial statements;

•	as from May 6, 2007 and until May 6, 2009:

–	any decision to amend the KLM assurances will require a favorable vote of at least three-fourths of the KLM-designated members of our Supervisory Board; and

–	any decision to amend the corporate governance principles in the framework agreement will require a favorable vote of at least two-thirds of the members of our Supervisory Board;

•	the meeting of the priority shareholders (composed solely of Air France) will, after consulting our Board of Management and our Supervisory Board, determine the amount to be set aside to establish or increase KLM’s reserves, provided the amount is reasonable considering our financial situation and complies with Air France-KLM’s dividend policy;

•	our Supervisory Board, with the prior approval of the priority shareholders, will determine the remuneration of the members of our Board of Management; and

•	two new committees are established within our Supervisory Board. The first committee consists of three members of our Supervisory Board (including two designees of Air France and one designee of KLM), and its members will have the right to cast two votes in respect of any decision of our Supervisory Board to appoint a member of our Board of Management. The second committee will consist of four members of our Supervisory Board (including three designees of Air France and one designee of KLM), and its members will have the right to cast two votes in respect of any decision of our Supervisory Board to suspend or dismiss a member of our Board of Management:

–	for urgent reasons (“dringende redenen”) within the meaning of article 7:678 of the Dutch Civil Code (acts, qualities or behavior of an employee such that an employer cannot reasonably be expected to continue the employment agreement and justify instant dismissal); or

–	on the grounds that the member of the Board of Management has acted contrary to any binding recommendation of the Strategic Management Committee, with regard to applicable law, the fiduciary duties of the members of the Board of Management and the obligations of the members of the Board of Management to comply with any binding advice of the assurances foundation (as discussed in “Item 4.D – Information on the Company – Property, plants and equipment – Schiphol airport – Assurances and assurances foundation”).

The two committees will be appointed by the Supervisory Board at the next Supervisory Board meeting. These two committees will terminate on May 6, 2007.

For additional discussion on corporate governance arrangements in connection with the combination with Air France, see “Item 6.D – Board practices and corporate governance – Air France-KLM corporate governance arrangements” below.

Board of Management

In the framework agreement, Air France and KLM agreed that following the combination of Air France and KLM, Air France would appoint one member of the Board of Management and KLM would appoint four members. KLM designated the four members of its Board of Management prior to the offer as members of the Board of Management following completion of the offer. Air France has not yet designated a person to be appointed to KLM’s Board of Management.

Members of our Board of Management serve at the discretion of the Supervisory Board and may be removed in accordance with the protocol and our articles of association and subject to consultation with our shareholders at a general meeting of shareholders. The Supervisory Board informs the Works Council, a body of our employees elected by our employees in the Netherlands pursuant to our articles of association and Dutch law, regarding the intended removal. Each member of the Board of Management has, by entering into the protocol with Air France, KLM, all other members of the Board of Management and all members of the KLM Supervisory Board, agreed, subject to legal requirements and fiduciary duties, to adopt and implement any binding recommendation of the Strategic Management Committee relating to KLM. See the discussion below under “Item 6.C – Board practices and corporate governance – Air France-KLM corporate governance arrangements – Strategic Management Committee”.

The following is a list of the members of our Board of Management as of the date of this annual report:

	Year		First	Function/Supervisory Board	Past areas of
	of		Appoint-	membership and other	experience within
Board of Management	birth	Nationality	ment	functions (1)	KLM
Leo M. van Wijk	1946	Dutch	1991	President & Chief Executive Officer/member of Board of Directors of Northwest Airlines, Inc., member of Advisory Council of ABN AMRO Holding N.V., member of Supervisory Boards of AEGON Nederland N.V., Randstad Holding N.V., Martinair Holland N.V. and TUI Nederland N.V.	Automation Services, Cargo, Commercial Services, Corporate Development

Peter F. Hartman	1949	Dutch	1997	Managing Director & Chief Operations Officer/member of Supervisory Board of RAI Amsterdam B.V., member of Supervisory Board Martinair Holland B.V.	Finance & Control, Ground Services, Customer Services, Personnel & Organization, Engineering & Maintenance

Cees van Woudenberg	1948	Dutch	1997	Managing Director & Chief Human Resources Officer/member of Supervisory Boards of DSM N.V., Aalsmeer Flower Auction, Transavia Airlines B.V. and Mercurius Groep Wormerveer B.V., member of Advisory Board of Deloitte & Touche Human Capital Group	Personnel & Organization, Flight Operations, Cabin Crew

Robert A. Ruijter	1951	Dutch	2001	Managing Director & Chief Financial Officer/member of Supervisory Boards of Transavia Airlines B.V. and Kenya Airways Ltd.	—

(1) Only membership of supervisory boards and functions with large non-group companies as of March 31, 2004 are shown here.

Our Board of Management has established a Disclosure Committee to maintain compliance with the U.S. Sarbanes-Oxley Act and related regulations and to facilitate improvement of our disclosure control framework. The committee assists our Board of Management by working to ensure that our disclosures in all filed reports are accurate, complete, timely, understandable and that they fairly present the condition of the group in all material respects.

The composition of the Disclosure Committee as of the date of this annual report included Jan Ernst de Groot (Chairman), Senior Vice President, General Counsel and Company Secretary; Ruud van der Vlugt, Vice President, Reporting and Control; Ronald Alsen, Senior Vice President, Internal Audit; Barbara van Koppen, Deputy General Secretary; Jan Christiaan Hellendoorn, Senior Vice President, Corporate Communications; and Roger van Hal (Secretary), Senior Legal Counsel.

Supervisory Board

The members of the Supervisory Board are appointed by the Supervisory Board, subject to the rights of our shareholders at a general meeting and of the Works Council to render advice and to object. The Board of Management also has the right to render advice regarding the appointment of a Supervisory Board member. The term of office of each Supervisory Board member ends upon the convening of the first general meeting of shareholders after the expiration of four years from the time of his or her appointment.

On July 6, 2004, the Dutch Upper House of Parliament approved an amendment to certain provisions of Dutch corporate law, in particular relating to the so-called “large company regime” to which we are subject. The amendment is scheduled to enter into force on October 1, 2004. Under the amendment, inter alia, the following changes to the large company regime would be effected:

•	supervisory directors will no longer be directly appointed by a company’s supervisory board, but by the general meeting of the company’s shareholders on the basis of a nomination by the supervisory board;

•	supervisory directors will no longer be directly appointed by a company’s supervisory board, but by the general meeting of the company’s shareholders on the basis of a nomination by the supervisory board;

•	the general meeting of a company’s shareholders will be able to make a motion of no confidence in the supervisory board as a whole, which would result in the immediate dismissal of all supervisory board members;

•	a company’s annual accounts will no longer be adopted by the supervisory board, but by the general meeting of shareholders; and

•	the works council will have the right to make nominations for one-third of the seats on a company’s supervisory board. This number will be rounded downwards if the number of supervisory board members cannot be evenly divided by three.

In the framework agreement, KLM and Air France anticipated that the amendment would become law. KLM and Air France agreed to exercise their reasonable best efforts to reach an agreement with the Works Council in respect of a corporate governance structure of KLM that will implement the corporate governance structure provided for in the framework agreement. The framework agreement stipulates that, until May 6, 2007, the KLM Supervisory Board will be composed of nine members, including five independent members and four members designated by Air France. However, if no agreement is reached with the Works Council, the KLM Supervisory Board will instead be composed of 11 members to accommodate Works Council nominations in compliance with the amendment.

On June 23, 2004, KLM appointed the following five new members to the KLM Supervisory Board:

•	Hans Smits, as a new independent and Dutch member;

•	Henri Martre, a member designated by Air France;

•	Jean-Didier Blanchet, a member designated by Air France;

•	Henri Guillaume, a member designated by Air France; and

•	Remmert Laan, a member designated by Air France.

On the same date or shortly thereafter, five Supervisory Board members, Lutgart van den Berghe, Dudley Eustace, Cees van Lede, Floris Maljers and Gary Wilson, stepped down from the KLM Supervisory Board. Floris Maljers and Cees van Lede then joined the board of directors of Air France on June 24, 2004. See the discussion in “Board practices and corporate governance – Air France-KLM corporate governance arrangements – Air France board of directors” below.

The following is a list of all Supervisory Board members as of the date of this annual report:

	Year		First
	of		appointment/	Function (1) /
Supervisory Board	birth	Nationality	Current term	Supervisory board memberships and other functions (2)
Kees J. Storm	1942	Dutch	2002 /	Former Chairman Board of Managing Directors AEGON N.V./
Chairman			2002 – 2006	Koninklijke Wessanen N.V., Interbrew SA, Laurus N.V.,
				AEGON N.V., Pon Holdings N.V., Baxter International Inc.

Jean F.H. Marte			2004 /	Former Vice-Chairman Airbus, former Chairman & CEO
Vice-Chairman	1928	French	2004 – 2008	Aérospatiale / AFNOR (Chairman), Eurocopter, Sogepa, Giat
				Industries, CSAM

Irene P. Asscher-Vonk (3)	1944	Dutch	2004 /	Professor of social law at the Nijmegen Catholic University /
			2004 – 2008	Crown-appointed member of the Social Economic Council,
				Numico Nederland B.V., Arriva Nederland B.V.

Jean-Didier F.C. Blanchet	1939	French	2004 /	Former CEO Air France, former CEO Méridien hotel chain /
			2004 – 2008	Chairman of the ‘Cercle des Transports’ (Transportation
				Commission), Guadeloupe Port Authority

Bauke Geersing	1944	Dutch	1985 /	Managing Director Consultancy /
			2002 – 2006	Holland Weather Services B.V., TIE Holding N.V., Dudok
				Arena B.V., RTV Utrecht, NIGZ

Henri Guillaume	1943	French	2004 /	Treasury Inspector on special assignment to the Treasury /
			2004 – 2008	Former Vice President of ERAP (predecessor Elf concern)

Wim Kok (4)	1938	Dutch	2003 /	Former Prime Minister of the Netherlands /
			2003 – 2007	ING Groep N.V., TPG N.V., Koninklijke Nederlandse
				Petroleum Maatschappij N.V.

Remmert Laan	1942	French	2004 /	Senior Advisor of Lazard Frères in Paris, Chairman of Lazard
			2004 – 2008	BV in Amsterdam /
				Interbrew S.A., AON France S.A., Vedior N.V.

Hans N.J. Smits	1950	Dutch	2004 /	Director of Arthur D. Little, former President & CEO of
			2004 – 2008	Rabobank, former President and CEO of Amsterdam Airport Schiphol / Havenbedrijf Rotterdam N.V.

(1)	Latest function; if currently no function is held, the former function is mentioned here.

(2)	Only memberships of supervisory boards and functions with large non-group companies as of March 31, 2004 are shown here.

(3)	Johan Stekelenburg died on September 22, 2003. Irene P. Asscher-Vonk was appointed on April 19, 2004 to fill the vacancy on the Supervisory Board that arose upon Mr. Stekelenburg’s death.

(4)	Wim Kok and Cees J.A. van Lede were appointed to fill the vacancies on the Supervisory Board occasioned by the retirement of Arie Maas and Max Albrecht. As mentioned above, Mr. van Lede later stepped down from the Supervisory Board and joined the board of directors at Air France.

There is no family relationship between any of the members of the Supervisory Board or members of the Board of Management. Other than as described in this annual report, there are no arrangements with major shareholders, customers, suppliers or any other parties pursuant to which members of the Supervisory Board or members of the Board of Management were selected or appointed. As of the date of this annual report, the members of the Board of Management and the Supervisory Board had no commitments in respect of loans, advances or guarantees granted to them by KLM.

For a discussion of Supervisory Board committees, see below under “Item 6.C – Board practices and corporate governance – Supervisory Board committees”.

B. Compensation

For the compensation paid to members of the Supervisory Board and the Board of Management and the amounts we accrued to provide pension, retirement or similar benefits for those persons, please refer to note 35 to our consolidated financial statements.

Prior to the execution of the framework agreement, Air France and Leo van Wijk discussed modifications of the employment arrangements of members of KLM’s Board of Management to provide payments for limiting the duration of their employment contracts and a special incentive bonus related to the realization of synergies. On April 28, 2004, KLM’s Board of Management decided not to accept the special incentive bonus and KLM’s Supervisory Board expressed support for this decision.

We expect in the near future to reach agreement on a modified arrangement with respect to the appropriate compensation for members of the Board of Management in connection with the limitation of the duration of their employment contracts.

Salary and bonus systems

The salaries and bonus systems in place prior to the combination were maintained for Messrs. van Wijk, Hartman, van Woudenberg and Ruijter.

Employment arrangements

The existing employment contracts with Messrs. van Wijk, Hartman, van Woudenberg and Ruijter were maintained, but are subject to modification as described above. In these contracts there are no provisions to receive benefits upon termination of employment.

There are no provisions for Supervisory Board members to receive benefits upon termination of their Supervisory Board membership.

C. Board practices and corporate governance

For a discussion of the duration of each Board of Management and Supervisory Board member’s term of office, including the date of expiration, see “Item 6.A – Directors, Senior Management and Employees – Directors and senior management” above. For details of directors’ employment contracts providing for benefits upon termination of employment, see “Item 6.B – Directors, Senior Management and Employees – Compensation” above.

Supervisory Board committees

The Supervisory Board held six scheduled meetings during the year, and met on four additional occasions to consider the proposed combination with Air France. The scheduled meetings considered a wide range of matters, including the cost saving program, the fleet migration schedule, the management development policy, the performance of the Supervisory Board, the relationship with the Board of Management and developments in corporate governance. In keeping with previous years, members of the Supervisory Board attended meetings of the Works Council.

As of the date of this annual report our Supervisory Board has three main committees, the Audit Committee, Nomination Committee and Remuneration Committee. They were composed as follows:

Audit Committee	Nomination Committee	Remuneration Committee
Henri Guillaume	Wim Kok Chairman	Wim Kok Chairman
Hans N.J. Smits	Bauke Geersing	Bauke Geersing
Kees J. Storm	Remmert Laan	Remmert Laan

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and annually reviews and reassesses the adequacy of the charter. The Audit Committee is charged with assisting the Supervisory Board and monitoring, inter alia, the integrity of the financial statements, the financial reporting process, the system of internal business controls, the external auditor’s qualifications and independence, the performance of the Company’s internal audit function and external auditor, the Company’s compliance with legal and regulatory requirements and the Company’s financing and finance related strategies.

The Audit Committee’s charter requires it to consist of at least three members. At least one member of the Audit Committee shall be a financial expert as defined by the Securities and Exchange Commission. Audit Committee members may not simultaneously serve on the audit committees of more than two other companies unless the Supervisory Board determines that such simultaneous service does not impair the ability of such member to serve effectively on the Audit Committee. No member of the Audit Committee may receive, directly or indirectly, any compensation from the Company other than fees paid to Supervisory Board members for service on the Supervisory Board or a committee thereof.

The Audit Committee met on four occasions during the year. On the date of this annual report, all its members were independent non-executive directors. The Audit Committee will determine its chairmanship at the next Audit Committee meeting in November 2004.

The Remuneration Committee drafts proposals for the Supervisory Board regarding the Company’s policy on executive directors’ remuneration and the remuneration packages for individual members of the Board of Management, including pension benefits and severance payments. In addition, the Remuneration Committee reviews the annual performance targets set for individual members of the Board of Management and evaluates their performances in relation to those targets in connection with the Supervisory Board’s allocation of grants to those members under the Company’s long term incentive and share option plans. Furthermore, the Remuneration Committee makes proposals to the Meeting of Holders of Priority Shares regarding the remuneration of members of the Supervisory Board and its committees. No director is involved in deciding his own remuneration. The Remuneration Committee met on two occasions during the year. On the date of this annual report, all its members were independent non-executive directors.

The Nomination Committee prepares the appointments by the Supervisory Board of members of the Supervisory Board and the Board of Management. It met on three occasions during the year.

Two additional Supervisory Board committees were established in connection with the combination with Air France. See “Item 6.A – Directors and senior management – Articles of association and the protocol” above.

Air France-KLM corporate governance arrangements

Pursuant to the framework agreement, following completion of Air France’s offer, Air France and KLM have effected certain corporate governance arrangements to enable them to operate as a combined group.

Air France’s board of directors

In the framework agreement, Air France and KLM agreed that Air France’s board of directors will include the chief executive officer of KLM as vice-chairman, a director designated by the State of the Netherlands and two directors proposed by the KLM Supervisory Board.

On June 24, 2004, the general meeting of Air France appointed the following to Air France’s board of directors:

•	Leo van Wijk, our president and chief executive officer, as vice-chairman of the Air France board of directors;

•	Wim Duisenberg, designated by the State of the Netherlands;

•	Floris Maljers, proposed by the KLM Supervisory Board; and

•	Cees van Lede, proposed by the KLM Supervisory Board.

The State of the Netherlands will be entitled to designate a director to the Air France board of directors for so long as the French State is represented on the Air France board.

As of the date of this annual report, the Air France board of directors has 26 members.

Strategic Management Committee

On May 6, 2004 Air France and KLM established a Strategic Management Committee to make decisions on behalf of the combined group as to strategy relating to commercial, financial, technical and operational matters regarding AFOP and KLM, including but not limited to:

•	strategy regarding Air France-KLM’s competitive environment, partners and public authorities;

•	strategic orientation with respect to network management, including hub growth, significant changes in network structure, introduction of overlapping routes, agreements with other operators, sharing between KLM and Air France of traffic rights in the event of a decision to lift the national origin restrictions at the European level;

•	funding, debt issuances and significant investments in fleet, information systems and major projects;

•	significant financial investments and strategic airline partnerships or cooperation agreements and alliances;

•	purchasing policies;

•	mid-term planning and budgets to ensure compatibility with the strategy agreed by the Strategic Management Committee;

•	appointments of key personnel in Air France and KLM to be selected from lists prepared by Air France and KLM, respectively,

•	inclusion of other airlines in Air France-KLM;

•	human resources policies covering multi-company issues;

•	any decision regarding the Dutch airline Martinair, of which KLM is a 50% shareholder; and

•	any reserved or consultation matters (which are discussed below).

The framework agreement provides that operational subcommittees may be established under the supervision of the Strategic Management Committee. Thus far the Strategic Management Committee has established 13 committees, in the following areas: commercial, marketing, revenue management & network, cargo, engineering & maintenance, fleet, information technology, corporate purchasing, human resources/culture, communication, finance, hubs and grounds services, flight operations and brand & product.

The Strategic Management Committee will also mediate differences that may arise regarding the application of bilateral agreements or the management of entities that are owned or operated together by Air France and KLM.

The Strategic Management Committee makes binding recommendations with respect to the matters above to the Air France board of directors (or the board of directors of AFOP, the French operating company after the hive down), the KLM Board of Management and the KLM Supervisory Board. The chief executive officer of KLM, the chairman of the board of directors of Air France (or the chairman of the board of directors of AFOP) and any chairman, board member or key officer of the combined operating companies or their subsidiaries may not make or implement any major strategic decisions before the Strategic Management Committee has been consulted and are required to implement any such decision in accordance with the binding recommendation of the Committee. The Strategic Management Committee makes its decisions by majority vote, except in respect of the following reserved matters, which require the unanimous consent of all Committee members:

•	any decision proposing an amendment to the KLM assurances (as discussed below under “– Assurances and assurances foundation”);

•	any decision whose purpose or effect is:

–	to combine or create common activities among the Air France and KLM operating activities existing as of the date of the framework agreement (such as the integration into a joint structure of catering or cargo activities) or any global reorganization of any such operating activities by way of discontinuation or disinvestment for both Air France and KLM;

–	to alter the allocation of key management personnel or of an entire operating activity between Air France and KLM; or

–	related to the timing, phasing in and structure of any decision relating to the two matters noted immediately above; and

•	any decision to enter into an intercompany agreement other than at arm’s length.

Any rejection by the Strategic Management Committee of a proposed action on one of these reserved matters will be binding.

On all matters requiring a majority vote, the chairman of the Strategic Management Committee has the deciding vote in the event of a tie, except that until May 6, 2007, the chairman of the board of directors of Air France is required to consult with KLM’s chief executive officer prior to exercising his deciding vote with respect to the following “consultation” matters:

•	the coordination of Air France and KLM capacities, schedules and days of operation relating to joint destinations;

•	the coordination in order to avoid unfair behavior of any partner in alliance with Air France against KLM or any partner in alliance with KLM against Air France; and

•	the scheduling of passenger services between France and the Netherlands.

The Strategic Management Committee will remain in place until May 6, 2007, unless the chairman of the board of directors of Air France-KLM decides to maintain the Committee or decides to create an equivalent body after that date. The Strategic Management Committee currently consists of the following eight members:

•	Jean-Cyril Spinetta, chairman of the board of directors and chief executive officer of Air France, as chairman;

•	Leo van Wijk, the president and chief executive officer of KLM;

•	Philippe Calavia, a director of Air France;

•	Pierre-Henri Gourgeon, a director of Air France;

•	Peter Hartman, KLM’s chief operations officer;

•	Bruno Matheu, a director of Air France;

•	Robert Ruijter, KLM’s chief financial officer; and

•	Cees van Woudenberg, KLM’s chief human resources officer.

If a third airline is acquired by or merged into Air France-KLM prior to May 6, 2007, the Strategic Management Committee will be enlarged by adding four members representing the new airline. In that case, those members of the Committee appointed by Air France will receive double voting rights so that their votes equal the combined votes of KLM and the third airline. The chairman will continue to have the deciding vote in the event of a tie, except with respect to the reserved matters relating to KLM, over which the KLM members of the Strategic Management Committee will have a veto right.

For additional discussion on corporate governance arrangements in connection with the combination with Air France, see “Item 6.A – Directors and senior management – Articles of association and the protocol” above.

D. Employees

During the 2003/2004 fiscal year our workforce consisted of 31,182 full-time equivalents, including 1,333 temporary staff.

The following table sets forth the average number of employees divided by main category of activity and geographic location for the past three fiscal years.

	Fiscal year ended March 31,
	2004	2003	2002
Ground staff in the Netherlands	17,818	18,255	17,951
Ground staff outside the Netherlands	4,077	4,848	5,421
Flight staff	9,287	9,935	9,893

Total	31,182	33,038	33,265

We concluded collective labor agreements with our ground staff and cabin crews in November 2002 for the period to the end of March 2004. In the context of our structural cost savings program an agreement was concluded with the unions (“Sociaal Plan”), which includes involuntary redundancy arrangements for KLM staff. From June 2003 until July 2005 this document will replace certain paragraphs of our collective labor agreement. As part of the cost saving program and the Sociaal Plan, we agreed with the relevant unions that the 2.5% salary increase provided for in the collective labor agreements would be postponed from October 2003 to June 2004.

On June 14, 2004, we signed a new collective labor agreement with our unions for the period April - December 2004. As part of this new agreement a supplementary, non-recurring gross payment of 1% of 12 times the monthly salary will be made in August 2004 to our ground staff. If we meet our budget-target for the first half year of 2004/2005, a supplementary non-recurring gross payment will be made in November 2004 of 0.75% of 12 times the monthly salary.

In connection with the combination, a conditional employment guarantee was agreed with the unions. It was agreed that in principle, the proposed cooperative venture between KLM and Air France will, in itself, not lead to forced layoffs in the Netherlands in the five-year period following the closing date, on condition that:

•	employees who become redundant will do everything in their power to facilitate redeployment in a suitable position. A suitable position will initially be sought within KLM in the Netherlands, but may also be sought at Air France. In this regard, employees will be requested to adopt a flexible stance, as all due consideration will be given to the nature and status of the post and the personal circumstances of the employee in question;

•	employees will undertake any retraining or supplementary training that may be required; and

•	where necessary, optimum use will be made of options such as short-term contracts and the hire of temporary employees to cope with potential capacity deficits.

These conditions will only be reconsidered if KLM is faced with external factors such as war, the threat of war, epidemics, and terrorist attacks, or if KLM’s yield deviates substantially from the average yield achieved by Europe’s major airlines.

E. Share ownership

As of May 4, 2004, none of the members of our Supervisory Board held our securities and none of the members of our Board of Management held our securities, except for options rights under our option scheme. For information about options held by members of the Board of Management, please refer to note 35 to our consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

As of the date of this annual report, the number of our voting securities held by the only persons known by us to own beneficially more than 5% of any class of our voting securities was as follows:

		Number of
Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class
Cumulative preference shares A	The State of the Netherlands	8,812,500	100.0%

Cumulative preference shares C	Stichting Administratie Kantoor Cumulatief Preferente Aandelen C KLM	7,050,000	100.0%
Priority shares	Air France SA	1,312.5	100.0%
Common shares	Air France SA	30,708,708	65.6%

Common shares	Stichting Administratie Kantoor KLM	14,384,591	30.7%

For a discussion of significant changes in the percentage ownership held by major shareholders during fiscal years 2001/2002 and 2002/2003, please see our annual report on Form 20-F for the fiscal year ended March 31, 2003.

For a description of our shareholding prior to and following the combination with Air France and comparative voting rights for each of the major shareholders listed above, see “Item 4.A – Information on the Company – History and development of the company – Combination with Air France”. For details of our corporate governance within the Air France-KLM group, see “Item 6 – Directors, Senior Management and Employees”.

As per August 19, 2004, none of our priority or preference shares and 865,953 of our common shares were held of record by a total of 1,897 record holders resident in the United States.

As part of the Air France-KLM group, we are owned and controlled in accordance with the organizational structure described in “Item 4.A – Information on the Company – History and development of the company – Combination with Air France – KLM’s current position in the combined group”. Other than certain changes in our shareholdings before May 6, 2007 between the major shareholders listed above, as discussed in Item 4.A, there are no arrangements known to us which may result in a change of control of KLM.

B. Related party transactions

See note 28 to our consolidated financial statements included in “Item 18. – Financial Statements” of this report for a discussion of related party transactions.

Offer By Air France

We are party to significant agreements with Air France related to our governance and the governance of the Air France-KLM group. See “Item 4.A – Information on the Company – History and development of the company – Combination with Air France” and “Item 6.C – Directors, Senior Management and Employees – Board practices and corporate governance – Air France-KLM corporate governance arrangements”.

Furthermore, we are also party to significant agreements with Air France in relation to various commercial issues. Our Cargo division has several cargo capacity agreements with Air France. The Engineering & Maintenance division has entered into several agreements with Air France concerning engine, component and aircraft maintenance. Our Passenger division has entered into agreements with Air France relating to code share, frequent flyer program, lounge access and special pro-rate agreements.

In addition, we are a party to a number of ordinary course commercial agreements with Air France, relating to, among other things, ground engineering assistance and the exterior painting and weighing of aircraft. Such agreements are entered into by both KLM and Air France with airlines throughout the world in the ordinary course of their businesses. Each of these agreements was entered into on an arms-length basis in circumstances unrelated to the framework agreement or Air France’s offer. None of such agreements is individually, nor are such agreements in the aggregate, material to KLM.

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

Prior to Air France’s offer, the State of the Netherlands continued to own a majority of our outstanding priority shares, which gave it rights of governance including the right to approve, among other things, the issuance of shares, the limitation or exclusion of pre-emptive rights, the payment of dividends in shares, the sale or transfer of priority shares, any changes to our articles of association and our dissolution.

In connection with the interest held by the State of the Netherlands in our share capital, KLM and the State of the Netherlands entered into an option agreement. Since 1994 the State of the Netherlands has had a right (the Option) to take sufficient €2.00 preference shares B to ensure that the State would be able to obtain an interest of up to 50.1% in our issued capital. The combination with Air France retained the Option with some amendments. The Option may now be exercised only in the event that any key country served by KLM restricts or terminates, or gives written notice that it will restrict or terminate, KLM’s operation of scheduled air services because of that country’s view that a substantial part of our share capital is not demonstrably Dutch-owned, or KLM is not effectively controlled by Dutch nationals. As amended, the Option has an initial duration of three years, but may be renewed by the State of the Netherlands up to three times for periods of 12 months each. The State of the Netherlands is entitled to renew the amended Option if it deems renewal necessary to avoid traffic rights operated and enjoyed by KLM in certain key countries from being restricted or terminated.

On October 16, 2003, Air France, the State of the Netherlands and KLM entered into the Air France – Dutch State – KL agreement in which the parties agreed on the terms and conditions relating to renewal of the amended Option, procedures on notification and discussion regarding the exercise by the State of the Netherlands of the amended Option, the exercise of voting rights by the State of the Netherlands after the exercise of the amended Option and procedures on the redemption of the shares issued to the State of the Netherlands in the context of the State of the Netherlands exercising the amended Option.

As of March 31, 2004 the State of the Netherlands held 8,812,500 cumulative preference shares A and 975 priority shares, to which a voting right of 14.1% attaches. As of May 4, 2004 the State of the Netherlands holds only the cumulative preference shares A.

C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

For our consolidated financial statements, see “Item 18 – Financial Statements”.

We are involved in various legal actions. Although we cannot predict the outcome of these actions, on the basis of information currently available and views expressed by counsel, we do not expect their outcome to adversely affect our financial position to any material degree. For additional discussion of this litigation, see note 13 to our consolidated financial statements.

Dividend Policy

For the past two years, our dividend policy has been based on cash earnings. Owing to the high level of our investment in aircraft in the past fiscal year, our cash earnings were negative. The Board of Management and the Supervisory Board therefore proposed to the meeting of priority shareholders that no dividend be distributed to common KLM shareholders for the year.

B. Significant changes

Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since March 31, 2004.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

The table below sets forth the high and low closing sales prices for our common shares on the New York Stock Exchange and the Euronext Stock Exchange in Amsterdam during the periods indicated (source: Bloomberg).

	New York		Amsterdam
	(U.S. dollars)		(euro)
	High	Low	High	Low
Last five financial years
2003/2004	24.23	5.99	19.29	5.40
2002/2003	15.71	5.87	17.85	5.35
2001/2002	20.46	7.55	23.00	8.50
2000/2001	30.06	15.13	32.65	18.15
1999/2000	44.83	17.50	30.92	18.25

Last two financial years on a quarterly basis, plus interim period
April – June 2002	15.71	11.75	17.85	11.90
July – September 2002	12.23	8.30	12.62	8.15
October – December 2002	12.40	7.76	12.90	8.10
January – March 2003	10.10	5.87	9.79	5.35
April – June 2003	9.99	5.99	8.60	5.40
July – September 2003	15.58	8.42	13.46	7.20
October – December 2003	16.50	14.78	14.37	12.50
January – March 2004	24.23	16.37	19.29	12.87
April – June 11, 2004	21.07	12.56	16.41	12.56

Last six months
February 2004	24.23	18.38	19.29	14.67
March 2004	23.70	18.81	18.99	15.33
April 2004	21.07	19.52	17.45	16.41
May 2004	20.86	16.21	17.45	13.38
June 1 – June 11, 2004	16.41	12.56	13.23	10.65

Pursuant to the terms of the framework agreement, following completion of the offer, Air France requested that KLM seek the delisting of its common shares (including the New York registry shares) from Euronext Amsterdam and the New York Stock Exchange. On June 11, 2004, KLM’s common shares were delisted from Euronext Amsterdam. On June 14, 2004, the New York Stock Exchange suspended trading in KLM’s New York registry shares. The New York registry shares were delisted from the New York Stock Exchange effective July 30, 2004. As a result, KLM’s shares are not regularly traded in an organized market and are relatively illiquid.

KLM’s common shares in the form of New York registry shares currently are registered under the Exchange Act. The Exchange Act registration of these shares may be terminated upon application by KLM to the SEC if the New York registry shares are no longer held by 300 or more holders resident in the United States. KLM has undertaken in the framework agreement to deregister its New York registry shares under the Exchange Act as soon as reasonably practicable upon the request of Air France. The termination of the New York registry shares under the Exchange Act may further reduce their liquidity.

B. Plan of distribution

Not applicable.

C. Markets

KLM’s shares are not listed on any stock exchange. See “Item 9.A – The Offer and Listing – Offer and listing details” above.

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

General

Pursuant to the framework agreement with Air France, KLM voluntarily complies with the Dutch statutory rules for corporate governance of large companies. Under this regime, we are required to adopt a two-tier system of corporate governance, comprising a board of managing directors and a supervisory board. Under these rules, subject to statutory exceptions, the Supervisory Board, rather than general meeting of shareholders,

•	appoints members of the Supervisory Board,

•	appoints and dismisses members of the Board of Management, and

•	must approve certain resolutions by the Board of Management.

For a discussion of the amendments to the large company regime that will take effect on October 1, 2004, see “Item 6.A – Directors, Senior Management and Employees – Directors and senior management”.

Corporate purpose

Pursuant to article 3 of our articles of association, our purpose is to carry on the business of air transport and to engage in any other activities of a commercial, industrial or financial nature, including participation in other enterprises, both for our own account and for the account of, or in participation or co-operation with, third parties and to observe the interests of the group of companies of which we form a part.

Directors

A member of the Board of Management or the Supervisory Board may not vote in respect of a proposal, arrangement or contract in which he or she is materially interested, including his or her own compensation.

A member of the Board of Management or the Supervisory Board is not required to hold our shares in order to be qualified.

Supervisory Board

The Supervisory Board shall consist of nine natural persons. Supervisory Board members are appointed by the Supervisory Board, subject to a right of a general meeting of shareholders or the Works Council to object. An appointment may be made over this objection if the Enterprise Division of the Court of Appeals in Amsterdam declares the objection unfounded. The general meeting of shareholders, the Works Council and the Board of Management may recommend persons to the Supervisory Board for appointment as Supervisory Directors.

The Supervisory Board advises the Board of Management and generally monitors its affairs. The Supervisory Board approves the Board of Management’s annual business plan and budget, adopts our annual financial statements and submits them for approval to the general meeting of shareholders. In performing these duties, the members of the Supervisory Board are required to be guided by our interests and the enterprise we carry on.

The Board of Management has the power to approve borrowings by KLM. The meeting of the holders of our priority shares determines the compensation of the Supervisory Board.

Board of Management

The Board of Management manages our affairs under the supervision of the Supervisory Board. The Board of Management consists of five natural persons. The Supervisory Board appoints members of the Board of Management and, following consultation with the general meeting of shareholders, may remove members of the Board of Management. Our Supervisory Board also appoints our President from within the Board of Management.

Remuneration and other conditions of employment for the members of the Board of Management are determined by the Supervisory Board, after having obtained the prior approval of the meeting of priority shareholders.

We are represented by the members of the Supervisory Board in any case in which we have a conflicting interest with one or more members of the Board of Management.

Share capital

Our authorized share capital consists of:

•	1,875 priority shares,

•	37,500,000 cumulative preference shares A,

•	75,000,000 preference shares B,

•	18,750,000 cumulative preference shares C, and

•	149,998,125 common shares.

Each share in the classes listed has a par value of two euro. As of the date of this annual report there were no preference shares B outstanding.

Common shares are, at the election of the holder, issued either as bearer shares or registered in the holder’s name. In the United States, registered common shares are evidenced either by certificates or by entries in the book-entry system maintained by The Depository Trust Company (New York registry shares). Priority shares, and each series of preference shares are registered in the name of the holder.

New York registry shares and bearer shares may be held by residents as well as non-residents of the Netherlands. Upon presentation to our transfer agent in the Netherlands, ABN AMRO Bank N.V., Amsterdam of a certificate representing bearer shares, accompanied by a request that the common shares represented by such certificate be exchanged for a certificate representing New York registry shares, the Netherlands transfer agent will instruct our New York transfer agent, Citibank N.A., to issue New York registry shares in respect of those common shares. Similarly, upon presentation to the New York transfer agent of a certificate representing New York registry shares accompanied by an appropriate request, the New York transfer agent will instruct the Netherlands transfer agent to issue a certificate representing bearer shares in respect of those common shares. Transfers of bearer shares, which are negotiable instruments, are accomplished by surrender of the share certificates. New York registry shares may be transferred on the books maintained for us by the New York transfer agent.

Dividend rights

We pay profits as dividends after setting aside amounts to establish or increase reserves. A general meeting of priority shareholders determines the amounts set aside as reserves, if any, after consultation with the Board of Management and the Supervisory Board. We may not pay dividends if the payment would reduce stockholders’ equity below the sum of nominal share capital and any reserves required by Dutch law or our articles of association.

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

Preference shares B

Next, the holders of preference shares B receive 5% of the par value of their preference shares B. The holders of preference shares B then receive 0.5% of the par value of their preference shares B for each percent of the ratio (expressed as a percentage) of our profits to our operating revenues. This dividend percentage cannot exceed the dividend percentage received on the common shares described in the first paragraph under “Common shares” below.

Cumulative preference shares C

Next, the holders of cumulative preference shares C receive the average of the effective yield on a basket of loans by the State of the Netherlands. This dividend is currently equal to 4.98% of the paid-in capital per share. This rate is recalculated every eight years and will be next recalculated on August 14, 2006. Depending on the prevailing market circumstances at the time and subject to the approval of the Supervisory Board and the meeting of priority shareholders, the Board of Management may augment the recalculated rate of the cumulative preference shares C dividend by a supplement of no more than 135 basis points. To the extent that our profits are not sufficient to make full payment of this dividend on the cumulative preference shares C, the shortfall is paid and charged to our reserves, to the extent that such action is not contrary to the provisions of Article 105, paragraph 2 of Book 2 of the Dutch Civil Code. To the extent that the payment cannot be charged to the reserves, then we must make subsequent distributions to the holders of cumulative preference shares C before we can distribute profits to holders of our common shares.

Common shares

Next, the holders of common shares receive 5% of the par value of their shares.

Finally, the holders of common shares receive payments in proportion to the par value of their shares to the extent the shareholders in a general meeting have not made further appropriations for reserves in addition to any reserves established as described above.

Other matters relating to dividends and distributions

On the recommendation of the Board of Management and after approval of that recommendation by the Supervisory Board and the holders of priority shares, the general meeting of shareholders may decide that payments to shareholders will be wholly or partly effected by issuing shares of the same type of our capital stock as the type of shares to which those payments relate. Subject to the approval of the Supervisory Board, the meeting of priority shareholders may to the extent permitted by law:

•	pay one or more interim dividends against the expected dividend, or

•	make a distribution to the holders of common shares out of our freely distributable reserves other than our share premium reserves.

Except in the case of our dissolution, we may not make distributions on our shares and preference shares other than the distributions described above.

The person entitled to a dividend, interim dividend or other distribution on a registered share is the person in whose name the share appears in our register of shareholders on the date fixed for that purpose by the Board of Management.

The person entitled to a dividend, interim dividend or other distribution on a bearer share is the person holding the share on a date fixed for that purpose by the Board of Management. In order to be entitled to exercise his or her rights the holder of a bearer share must cause his or her dividend sheet to be in the custody of a designated depositary on that date.

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

Dissolution

In the event of our dissolution, our debts and the costs of dissolution will be paid from our assets first. The remaining balance will be distributed in the order stated below so far as the available balance permits:

•	first, to the holders of priority shares, in an amount equal to the paid-in capital for every priority share held,

•	next, to the holders of the other shares in an amount equal to the par value of those shares, or – in case of shares not fully paid – the amount obligatory paid thereon,

•	next, to the holders of priority shares in an amount equal to any dividends accrued and unpaid on their priority shares,

•	next, to the holders of cumulative preference shares A in an amount equal to any dividends accrued and unpaid on their cumulative preference shares A, and

•	finally, to the holders of common shares in proportion to the par value of their common shares.

Redemption and sinking fund provisions

Subject to applicable Dutch law, we may acquire our fully paid shares or depository receipts issued therefore for consideration for our own account. Our acquisition of shares requires the approval of the meeting of priority shareholders and authorization of the general meeting of shareholders based upon a proposal by our Supervisory Board. There are no provisions of our articles of association that provide for or prohibit a sinking fund.

Liability to further capital calls

All of our outstanding common shares are fully paid and non-assessable.

Discriminating provisions

There are no provisions of our articles of association that discriminate against a shareholder because of his or her ownership of a substantial number of shares.

Pre-emptive rights

When we issue common shares or against payment in cash, the holders of common shares obtain pre-emptive rights in proportion to their holdings of common shares.

The person entitled to pre-emptive rights on a registered share is the person in whose name the share appears in our register of shareholders on the date fixed for that purpose by the Board of Management.

The person entitled to preemptive rights on a bearer share is the person holding the share on a date fixed for that purpose by the Board of Management. In order to be entitled to exercise his or her rights the holder of a bearer share must cause his or her dividend sheet to be in the custody of a designated depositary on that date.

Shareholders have no pre-emptive rights with respect to shares issued to our employees or to those of any of our group’s companies.

Holders of cumulative preference shares A, preference shares B and cumulative preference shares C have no pre-emptive rights with respect to shares to be issued.

The general meeting of shareholders or the Board of Management may limit or exclude pre-emptive rights with the approval of the Supervisory Board and the approval of the meeting of the holders of priority shares. The Board of Management may only limit or exclude pre-emptive rights to the extent that the general meeting of shareholders has designated the Board of Management to do so, up to a maximum period of five years. At the June 2003 annual general meeting of shareholders, our shareholders approved a resolution granting the Board of Management the right to limit or exclude pre-emptive rights through December 25, 2004. At our June 2004 annual general meeting of shareholders such a proposal to designate the Board of Management has been withdrawn from the agenda of the meeting.

Changing the rights of holders of shares

The rights of holders of stock can only be changed by a resolution of the general meeting of shareholders amending our articles of association. Resolutions amending our articles of association require the prior approval of (i) the meeting of priority shareholders and (ii) the Supervisory Board, adopted by a majority of two-thirds of the votes cast.

A copy of any resolution including the exact text of the proposed amendment to our articles of association is made available to shareholders free of charge for inspection at our principal office from the date of the notice of the general meeting of shareholders to the conclusion of that meeting.

Resolutions amending our articles of association that would change the rights of the holders of priority shares must also be approved by a meeting of the holders of priority shares at which at least three-quarters of the issued priority share capital is represented and at which the approval is given by at least two-thirds of the votes cast. If the required number of priority shares is not represented at the meeting of priority shareholders, the general procedure for amendment of our articles of association shall apply.

General meetings of shareholders

The Board of Management, the President, the Supervisory Board, three Supervisory Directors or the meeting of priority shareholders may call the annual general meeting of shareholders, which is held no later than during the month of September. We normally hold our annual general meeting of shareholders in June.

Other general meetings of shareholders are held as often as the Board of Management, the President, the Supervisory Board, three Supervisory Directors or the meeting of priority shareholders may considers them necessary. These meetings may also be held if one or more shareholders representing in the aggregate at least one-tenth of the issued shares makes a demand in writing to the Board of Management specifying the subjects to be dealt with, and has deposited the share certificates, if any, representing their shares. If the Board of Management does not comply with the request in time to permit the meeting to be held within six weeks after the request, the person or persons making the request may be authorized by the presiding judge of the District Court (Arrondisementsrechtbank) in Amsterdam, in accordance with the applicable provisions of law, to call the meeting.

At least 14 days in advance of a meeting, not including the day of the notice and the day of the meeting, we must give notice of the meeting to shareholders by publication in the Netherlands and by mail to holders of registered shares.

All shareholders may attend any general meeting of shareholders, either in person or by proxy duly authorized in writing. Holders of bearer shares must have deposited their share certificates before the meeting at such time and place as is designated in the notice calling the meeting, and holders of registered shares must have notified the Board of Management before the meeting, by means of a registered letter, of their intention to attend the meeting. The ultimate date for deposit of shares and for notification is not earlier than seven days before the meeting.

General meetings must be held in Amstelveen, Amsterdam, The Hague, Haarlemmermeer, Rotterdam or Utrecht.

Limitations on rights to own shares

Although there are no limitations on the rights to own securities under our articles of association or the laws of the Netherlands, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, certain restrictions were put in place pursuant to the combination with Air France to protect KLM’s international traffic rights. These are discussed in “Item 4.A – Information on the Company – History and development of the company – Combination with Air France”.

Change in control provisions

The option agreement with the State of the Netherlands with respect to preference shares B may have the effect of delaying, deferring or preventing a change of control. For further information regarding the preference shares B, see “Item 10 C. – Material Contracts – Amended state option”.

For further information regarding change of control provisions, see “Item 6.C – Board practices and corporate governance – Air France-KLM corporate governance arrangements – Articles of association and the protocol”.

Obligations of shareholders to disclose holdings

No provision of our articles of association requires disclosure of ownership of shares.

The Dutch Act on Disclosure of Holdings in Listed Companies 1996 (Disclosure Act) applies to any person who, directly or indirectly, acquires or disposes of an interest of a specified size in the voting rights and/or the capital of a public limited company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area. This person is required to notify us and the Financial Markets Authority of the Netherlands (Autoriteit Financiële Markten) in writing immediately after the acquisition or disposal of shares if, as a result of the acquisition or disposal, the change in the percentage of voting rights or capital interest held by the shareholder is sufficient to bring the shareholder within a different specified category of share ownership. The categories referred to in the Disclosure Act are based on the percentage of voting rights or capital interests held by a person: 0-5%, 5-10%, 10-25%, 25-50%, 50-66.6% and greater than 66.6%. The Disclosure Act also requires members of the Board of Management and the Supervisory Board to disclose their holdings of our shares.

Failure to comply with the Disclosure Act constitutes an economic offense. In addition, a civil court can issue sanctions against any person who fails to notify, or incorrectly notifies us and the Financial Markets Authority in accordance with the Disclosure Act. Possible court sanctions include the suspension of voting rights with respect to the shares held by the offending person.

Discharge of liabilities (decharge)

After the annual accounts have been approved at an annual general meeting of shareholders, our shareholders are requested to adopt a separate resolution releasing the members of the Board of Management and the members of the Supervisory Board from actual or potential liabilities in connection with the execution of their duties during the financial year. The release obtained by the Board of Management is limited to the facts in the financial statements and facts otherwise disclosed to the annual general meeting of shareholders prior to the approval of the financial statements. In any event, the scope of a discharge from liabilities is subject to limitations imposed by law.

Changes in capital

The conditions imposed by our articles of association for changes in capital are not more stringent than required under Dutch law. In addition to the statutory requirements for the issue of shares, our articles of association require the approval of the meeting of priority shareholders. In addition to the statutory requirements for changes in the authorized share capital via a change of the articles of association, our articles of association require the prior approval of the meeting of priority shareholders (see also under changing the rights of holders of shares above) and a supermajority of two-thirds of the votes cast within the Supervisory Board when approving the amendment to the articles of association (as opposed to the statutory requirement of approval by the Supervisory Board, resolving by simple majority).

Transfer of shares

In the Netherlands, bearer common shares are transferable through the book-entry transfer system maintained by Nederlandse Centraal Instituut voor Giraal Effectenverkeer. The transfer of record of a registered share requires a deed notarial of transfer to be executed before a Dutch civil law notary.

In the United States, registered common shares are evidenced either by certificates or by entries in the book-entry system maintained by The Depository Trust Company (DTC). Transfer of registered certificates is effected by presenting and surrendering the certificates to Citibank N.A., our transfer agent in New York. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes. The transfer of uncertificated shares is effected by the transfer agent causing the appropriate electronic transfer to be made in DTC’s book-entry system.

C. Material contracts

Framework agreement

On October 16, 2003, KLM entered into a framework agreement with Air France pursuant to which Air France and KLM agreed to combine. In the framework agreement, the parties agreed on the terms and conditions of a public exchange offer by Air France for all of KLM’s issued and outstanding common shares in KLM’s share capital, as well as on the terms and conditions of agreements through which Air France would acquire, conditional upon the exchange offer being declared unconditional:

•	all of KLM’s outstanding priority shares held by the State of the Netherlands, ABN AMRO Bank N.V., NS Groep N.V., SNS Reaal Group N.V., Fortis Bank (Nederland) N.V., Imtech N.V. and KLM;

•	from time to time, the cumulative preference shares A held by the State of the Netherlands, or, for an initial period of three years after completion of the exchange offer, depositary receipts corresponding to such cumulative preference shares A;

•	the depositary receipts corresponding to the cumulative preference shares C held by the Stichting Luchtvaartbelangen from Rabobank Nederland Participatiemaatschappij B.V.

In addition, Air France and KLM agreed in the framework agreement on the corporate structure of the combined group after completion of the exchange offer, on certain corporate governance arrangements of the combined group, on the KLM assurances and State assurances and a mechanism to ensure compliance with the assurances and on the procedure regarding the entry of KLM into the SkyTeam alliance.

Neither KLM nor any member of the KLM group is entitled to any consideration under the framework agreement.

For a discussion of the material terms and conditions of the framework agreement see “Item 4.A – Information on the Company – History and development of the company – Combination with Air France” and “Item 6 – Directors, Senior Management and Employees”.

Aircraft

In fiscal year 2002/2003, we negotiated and secured purchase commitments with the Boeing Company and with Airbus S.A.S. to acquire aircraft for our fleet. Copies of these contracts were filed as exhibits to our annual report on Form 20-F for the fiscal year ended March 31, 2003.

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

Withholding tax

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

United States Federal income tax

The following discussion is a summary of material U.S. Federal income tax consequences of the ownership of common shares by holders that will hold the common shares as capital assets. It does not purport to be a comprehensive description of all the tax consequences to holders of common shares. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities or currencies,

•	tax-exempt entities,

•	regulated investment companies,

•	persons that will hold the common shares as part of a hedging or conversion transaction or as a position in a straddle or as part of a synthetic security or other integrated financial transaction for U.S. Federal income tax purposes,

•	holders that are subject to mark-to-market rules,

•	persons that have a functional currency other than the U.S. dollar,

•	persons that own or are deemed to own 10% or more, by voting power, of our voting stock, and

•	persons who hold common shares through partnerships or other pass-through entities.

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

Dividends and other distributions

Subject to the passive foreign investment company (PFIC) rules discussed below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder in respect of common shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles. The U.S. holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the common shares. Distributions in excess of earnings and profits and the adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits for U.S. Federal income tax purposes, the distribution will generally be taxable as a dividend even if that distribution would otherwise have been treated as a non-taxable return of capital or as capital gain.

Dividends received by a U.S. holder with respect to common shares will be treated as foreign source income for the purposes of calculating that U.S. holder’s foreign tax credit limitation. Subject to some conditions and limitations, and subject to the discussion in the next paragraph, Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of some U.S. holders, “financial services income.” In some circumstances, a U.S. holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the U.S. holder:

•	has not held the common shares for at least 16 days in the 30-day period beginning 15 days before the record date for the dividend, during which it is not protected from risk of loss, or

•	is obligated to make payments related to the dividends.

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

Under recent U.S. tax legislation (the 2003 Tax Act), “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2009, generally will be taxed at a preferential tax rate (rather than the higher rates of tax generally applicable to items of ordinary income) provided certain conditions are met, including a minimum holding period with respect to the relevant shares of at least 61 days during a specified 121-day period. For this purpose “qualified dividend income” generally includes dividends paid on stock in certain non-U.S. corporations if, among other things, the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a Qualifying Treaty). According to a Notice issued by the U.S. Internal Revenue Service (IRS), the Convention Between the United States of America and the State of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income is a Qualifying Treaty for purposes of the 2003 Tax Act. Therefore, subject to the discussion below under “Passive Foreign Investment Company Considerations”, dividends paid by us with respect to our common shares are expected to constitute “qualified dividend income” for U.S. federal income tax purposes.

Under the 2003 Tax Act, the amount of the qualified dividend income, if any, paid to a U.S. holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of the dividend. Investors should consult their own tax advisors regarding the implications of the 2003 Tax Act for them, in light of their particular situation.

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

Sale or other disposition of common shares

A U.S. holder will generally recognize gain or loss for U.S. Federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the amount realized (or its U.S. dollar equivalent, determined at the spot rate on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date), if the amount is determined in a foreign currency) from the sale or exchange and the U.S. holder’s tax basis for the common shares. This gain or loss will be a capital gain or loss and will generally be treated as from sources within the United States.

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

If we were a PFIC in any year during which a U.S. holder owns common shares, the U.S. holder would be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of the common shares (whether or not we continued to be a PFIC). A U.S. holder has an excess distribution to the extent that distributions on the common shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or if shorter, the U.S. holder’s holding period). To compute the tax on excess distributions or any gain:

•	the excess distribution or gain is allocated ratably over the U.S. holder’s holding period,

•	the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and

•	the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

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

If we were a PFIC, each U.S. holder would be required to make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. The reduced rate for dividend income, as discussed above under “Dividends and other distributions,” is not applicable ot dividends paid by a PFIC.

Backup withholding tax and information reporting requirements

Backup withholding and information reporting requirements may apply to payments to U.S. holders of dividends on the common shares and to the proceeds of a sale or redemption of a common share. We, our agent, a broker or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding (currently at a rate of 28%), if the U.S. holder fails to:

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

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

We are currently subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934 and file annual reports and other information with the Securities and Exchange Commission. For information about the possible termination of our Exchange Act reporting requirements, see “Item 9.A – The Offer and Listing – Offer and listing details”. You may read and copy any document filed with or furnished to the SEC by us without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these materials by mail from the SEC’s Public Reference Branch at 450 Fifth Street, N.W., Washington D.C. 20549. Our SEC filings are also available to the public through commercial document retrieval services and the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. or those in other locations.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative disclosures about market risk

As of the date of this annual report, we are exposed to market risks caused by movements in foreign exchange rates, interest rates and fuel prices. KLM constantly works towards reducing these risks. To this end, it concludes various hedging transactions, in part making use of derivatives, subject to internal guidelines. KLM does not hold derivatives for trading purposes. To minimize the credit risk of financial instruments, KLM enforces specific procedures and codes of conduct relating in part to the creditworthiness of contract partners. In long-term derivatives only counter parties with a minimum AA- rating (based on assessments of credit agencies with a good standing) are selected. For derivatives with a maturity of less than 12 months, counter parties with an A- rating may be selected.

For each category of risk, the effect of exchange rate, interest rate and fuel price movements on the fair value of financial instruments is explained below. No account is taken of the consequences the movements would have on the general economic situation nor of management decisions to reduce the consequences of such movements. Our market risk exposure in the 2003/2004 fiscal year did not change materially as compared to the previous fiscal year.

Quantitative disclosures about market risk

Foreign currency

In our operating cash flows, we have a surplus in all major foreign currencies with the exception of the U.S. dollar, in which we have a deflcit. We use forward contracts, options and other financial instruments to hedge expected net cash flows in the main foreign currencies. With regard to translation risk, our policy is to match assets and liabilities in foreign currency. In principle, we do not hedge our share in the results and equity of holdings. We performed a sensitivity analysis based on a sudden 10% movement in exchange rates compared to the March 31, 2004 level, with all other variables (including interest rates) remaining constant. A 10% movement in the euro against all foreign currencies would affect the fair value of all financial instruments by approximately €42 million net.

Interest rate

Our interest rate policy is to minimize long-term net funding costs within an agreed framework of interest rate sensitivity. This is achieved mainly through the use of interest rate swaps. As of March 31, 2004, 58% of our outstanding debt carried a fixed rate of interest and 42% a variable rate. The average rate of interest on borrowings (excluding subordinated perpetuals) was 4.0%. We performed a sensitivity analysis based on a sudden 100-basis-point movement in interest rates compared to the level observed on March 31, 2004, with all other variables (including foreign exchange rates) remaining constant. Based on our net interest-bearing debt position as of March 31, 2004, a 100-basis-point movement in interest rates would have affected the fair value of our net interest-bearing debt by approximately €138 million. The related effect on financial income and expense would have been approximately €12 million.

Commodity risks (fuel prices)

Utilizing forwards and combinations of written put options and purchased call options, we generally hedge the purchase price in U.S. dollars of a portion of our fuel requirements in order to reduce the risk of fuel price movements. During the past financial year, we hedged 67% of our dollar-priced fuel requirements. The positive effect of these hedging transactions amounted to €49 million. In comparison with the 2002/2003 financial year, our average fuel prices, including these derivative commodity instruments, increased by 8%. We performed a sensitivity analysis based on a sudden 10% movement in fuel prices compared to the level observed on March 31, 2004, with the U.S. dollar exchange rate remaining constant. Such a movement would have affected fuel costs by approximately €35 million (at the March 31, 2004 U.S. dollar exchange rate of $1.22 per €1.00), taking into account hedging contracts concluded as of the 2003/2004 fiscal year-end.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II:

ITEM 13. DEFAULTS, DIVIDENDS ARREARRAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Under the supervision and with the participation of our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of March 31, 2004. Based on that evaluation, our chief executive officer and chief financial officer concluded that these disclosure controls and procedures are effective. There have been no changes in our internal controls over financial reporting during the fiscal year ended March 31, 2004 that have materially affected, or are reasonably likely to affect materially, our internal controls over financial reporting.

ITEM 16.

Not applicable.

Item 16A. Audit Committee Financial Expert

KLM’s Supervisory Board has established an Audit Committee, which is comprised of three non-executive directors of KLM. Due to the combination and alignment with Air France, the Supervisory Board has not formally designated an “audit committee financial expert”, as such is defined in Item 16A of Form 20-F, although the Supervisory Board believes that the members of the audit committee of KLM have sufficient experience and expertise to be able to provide appropriate independent review and oversight of KLM’s financial reporting processes, internal controls, and independent auditors. The Supervisory Board has put this matter on its agenda and intends formally to designate such an “expert”.

Item 16B. Code of Ethics

KLM recognizes that its businesses have responsibilities within the communities in which they operate. Due to the combination and alignment with Air France, KLM has not yet independently established a “code of ethics” as that term is used for purposes of Item 16B of Form 20-F. Nevertheless, KLM expects to adopt and make public such a code of ethics. Any code of ethics established by KLM will apply to the principle directors of KLM as required by Form 20-F.

Item 16C. Principal Accountant Fees and Services

In the annual meeting held on June 23, 2004, our shareholders appointed KPMG Accountants N.V. to serve also as our independent auditors for the 2004/2005 fiscal year. KPMG billed the following fees to us for professional services in each of the last two fiscal years (in millions of euro):

	Fiscal Year Ended March 31
	2004	2003
Audit fees	1,235	1,545
Audit-related fees	1,355	360
Tax fees	855	250
All other fees	1,085	0
Total	4,530	2,155

“Audit fees” means fees for audit services, which are professional services provided by independent auditors for the audit of our annual financial statements or for services that are normally provided by independent auditors with respect to any submissions required under applicable laws and regulations.

“Audit-related fees” means fees for audit-related services, which are assurance services provided by independent auditors that are reasonably related to the carrying out of auditing or reviewing of our financial reports and other related services. For example, this category includes fees for financial statement audits of employee benefit plans, accounting consulting, internal control reviews, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

“Tax fees” means fees for tax services, which are services provided by independent auditors related to tax compliance, tax advice and tax planning.

“All other fees” means fees for all other services, which are any services provided by independent auditors other than the audit services, audit–related services and tax services set forth above. This category includes fees for training and other miscellaneous support services.

Audit Committee’s pre-approval policies and procedures

Under applicable SEC rules, our Audit Committee must pre-approve all audit services, audit-related services, tax services and other services to be provided by our principal accountant to ensure that the independence of our principal accountant under such rules is not impaired as a result of the provision of any of these services. The Audit Committee has pre-approved certain additional audit or review engagements as part of KLM’s 2003/2004 engagement letter with its auditors provided that the fee is less than €20,000.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III:

ITEM 17. FINANCIAL STATEMENTS

We are furnishing our financial statements pursuant to item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-54 and page S-1, which are incorporated by reference in this annual report.

ITEM 19. EXHIBITS

1.1	Articles of Association of KLM dated May 6, 2004.

4.1	Framework Agreement dated October 16, 2003, between Air France and KLM (incorporated by reference to Exhibit 2.1 to the registration statement on Form F-4 (File No. 333-114188) filed by Air France with the Securities and Exchange Commission on April 5, 2004).

4.2	Form of Employment Agreement with members of Board of Management (incorporated by reference to Exhibit 4.1 to KLM’s annual report on Form 20-F for the financial year ended March 31, 2003, filed with the Securities and Exchange Commission June 19, 2003).

4.3	A330 Purchase Agreement dated November 13, 2002, between Airbus and KLM (incorporated by reference to Exhibit 4.2 to KLM’s annual report on Form 20-F for the financial year ended March 31, 2003, filed with the Securities and Exchange Commission June 19, 2003).

4.4	Purchase Agreement No. 2399, including exhibits and side letters thereto, dated August 19, 2002, between the Company and Boeing relating to the purchase of Boeing 777 aircraft (incorporated by reference to Exhibit 4.3 to KLM’s annual report on Form 20-F for the financial year ended March 31, 2003, filed with the Securities and Exchange Commission June 19, 2003).

12.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Managing Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Managing Director & Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KONINKLIJKE LUCHTVAART MAATSCHAPPIJ N.V.
(KLM Royal Dutch Airlines)

By:	LEO M. VAN WIJK

President and Chief Executive Officer

By:	ROBERT A. RUIJTER

Managing Director and Chief Financial Officer

Date: August 31, 2004

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F- 2
Consolidated Financial Statements
Accounting Policies	F- 3
Consolidated Balance Sheet as of March 31, 2004 and 2003	F- 7
Consolidated Statements of Earnings for the years ended March 31, 2004, 2003 and 2002	F- 8
Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2003 and 2002	F- 9
Notes to the Consolidated Financial Statements	F- 10
Company Financial Statements
Company Balance Sheet as of March 31, 2004 and 2003	F- 46
Company Statements of Earnings for the years ended March 31, 2004, 2003 and 2002	F- 46
Notes to the Company Financial Statements	F- 47
Financial Statement Schedules	S- 1

Report of Independent Registered Public Accounting Firm

To the Board of Management and Supervisory Board of KLM Royal Dutch Airlines and subsidiaries:

We have audited the financial statements of KLM Royal Dutch Airlines and its subsidiaries (the “Company”) listed in the index on page F-1 and included on the pages F-3 through F-54. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules listed in the index on page S-1. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KLM Royal Dutch Airlines and its subsidiaries at March 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with generally accepted accounting principles in the Netherlands. Also in our opinion, the related financial statement schedules, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 28 to the consolidated financial statements.

Amstelveen, the Netherlands	KPMG Accountants N.V.
May 4, 2004

CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING POLICIES

General

The Company financial data of KLM are incorporated in the consolidated balance sheet and the consolidated statement of earnings. The Company statement of earnings is presented in simplified form in accordance with article 402, Title 9, Book 2, of the Netherlands Civil Code.

For the sake of comparison within the aviation industry, pursuant to article 362, Title 9, Book 2, of the Netherlands Civil Code, the model used for the consolidated statement of earnings differs from the models laid down in the Financial Statements Formats Decree in the Netherlands.

All amounts are in millions of euro unless stated otherwise.

Changes in accounting policies

There were no changes in accounting policies during fiscal year 2003/2004.

Changes in presentation

A stricter regime is applicable to the recognition of revenue and expense items as ‘extraordinary’ for fiscal years commencing on or after January 1, 2003. Comparative figures for 2002/2003 have been restated accordingly. This change in presentation has had no consequences for the net result for 2002/2003.

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

Accounting Policies

General

The balance sheet and the statement of earnings are prepared under the historical cost convention unless stated otherwise. For information regarding U.S. GAAP please refer to note 28 to the consolidated financial statements.

Foreign currency

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at balance sheet date. Amounts in the statement of earnings denominated in foreign currencies are translated at weighted average monthly exchange rates. The resulting translation adjustments are recorded as a separate component of other comprehensive income (loss) within shareholders equity. Cumulative translation adjustments are recognized as income or expense upon disposal or liquidation of a foreign entity.

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

Gains and losses arising from the translation or settlement of foreign-currency-denominated monetary assets and liabilities into the local currency are recognized in income in the period in which they arise.

The most important exchange rates at balance sheet date were:

	March 31, 2004	March 31, 2003
1 U.S. dollar (USD)	€0.82	€0.94
1 pound sterling (GBP)	€1.50	€1.47
1 Swiss franc (CHF)	€0.64	€0.68
100 Japanese yen (JPY)	€0.76	€0.79

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

Movements in the fair value of derivatives that are held as effective hedges of future cash flows (‘cash flow hedges’) are included under “Other reserves” up to the date on which the effects of the results on the underlying positions materialize. As of that date, value movements included in “Other reserves” are taken to the statement of earnings together with those effects on the underlying positions.

Where hedges are no longer effective, the derivatives are carried at fair value and value movements are released to the statement of earnings as from that date. The accumulated results included in “Other reserves” are released to the statement of earnings together with the effects of the results on the remaining underlying exposure. If there is no longer an exposure, the results included in “Other reserves” are released directly to the statement of earnings.

Intangible fixed assets

Purchased goodwill is capitalized and amortized on a straight-line basis. The amortization period is determined for each individual holding up to a maximum of twenty years based on the period in which the interest acquired is expected to contribute to results. Due account is taken of lower realizable value.

Software costs, capitalized under intangible fixed assets, qualify as internal-use software. This software has been acquired (or produced) by KLM solely to meet the company’s needs. Costs in the Preliminary Project Stages are expensed when incurred. Expenses capitalized are those incurred from the Application Development Stage. Costs capitalized include fees of external IT consultants and actual hours spent by KLM’s personnel (based on project administration). Capitalization is also applied to enhancements of the software, only when they introduce more functionality. Costs incurred in the Post Implementation / Operating Stage, including training and running costs, are expensed when incurred. The amortization period for software is determined on the basis of the useful life of each investment up to a maximum period of ten years. As from the date on which it is taken into service, software is fully amortized on a straight-line basis over the amortization period. Until it is taken into service, software is capitalized as a prepayment under Intangible fixed assets.

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

KLM has a foreign Group company that uses the U.S. dollar to value and depreciate aircraft that are purchased in U.S. dollars and related financing. For their inclusion in the consolidated financial statements of KLM, these aircraft are translated into euro at the U.S. dollar exchange rate ruling at balance sheet date. The net book value of these aircraft is included under Tangible fixed assets.

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

Financial fixed assets

Holdings in which KLM exercises a significant influence on the business and financial policies are carried at net-equity value, where possible in accordance with KLM’s accounting policies, less any exceptional diminutions in value. Holdings in which KLM does not exercise a significant influence on the business and financial policies are carried at cost less any exceptional diminution in value.

KLM’s share in the holdings carried at net asset value is included under “Results of holdings” in accordance with KLM’s accounting policies. Dividends declared by holdings carried at cost are included in “Results of holdings”.

Accounts receivable from holdings and other financial fixed assets are carried at face value less necessary provisions. Amounts falling due within one year are included under “Current assets”.

KLM holds a portfolio of zero-coupon triple A bonds to hedge the foreign exchange exposure on part of the financial lease commitments. These securities are at the free disposal of KLM and are included under “Financial fixed assets” at cost plus realized interest.

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

Deferred credits

Deferred credits relate to investment incentive grants, deferred gains on aircraft sale and lease back transactions and benefits regarding financial lease arrangements for aircraft. Deferred credits with respect to investment incentive grants are carried at face value and are credited to depreciation charges in accordance with the economic life of the related tangible fixed assets. Deferred credits with respect to sale and lease back transactions are initially established at face value and are credited to operational aircraft lease expenses over the remaining life of the associated operating lease contracts. Deferred credits with respect to benefits regarding financial lease arrangements for aircraft are initially established at present value and credited to “Financial income and expense” over the remaining term of the associated financial lease contracts.

Provisions

Provisions are formed in respect of legally enforceable or actual commitments arising from prior-year events that lead to an outflow of funds that can be reliably estimated. Provisions are carried at face value with the exception of the provision for postretirement health insurance costs and the provision for the frequent flyer program. These provisions are carried at the present value of future commitments discounted at 5%.

Nearly all pension plan commitments have been placed with independent pension funds. Expenses relating to pension benefits accrued by employees are allocated to the years in which the employees performed the work on which the benefits are based. Recurrent and single premiums remitted in respect of past-service commitments are expensed. Expenses relating to the majority of the pension plans are calculated by means of the dynamic method, with account being taken of future exogenous and endogenous salary movements. A discount rate is applied of 4%. Provisions are also formed for any deficits arising from the adequacy tests applied by the supervisors.

Postretirement health insurance costs are determined in accordance with SFAS No. 106, Post-retirement Benefits other than Pensions.

Frequent flyer obligations are accounted for on an accrual basis using the incremental cost method. Mileage credits are sold to other companies participating in the program. Following the recommendations included in IATA Airline Accounting Guideline 2, “frequent flyer program accounting”, the proceeds from the miles sold are recognized as income when the miles are earned by the members although an amount equivalent to the incremental cost of honoring those mileage credits is deferred.

For a number of aircraft held under operational leases, there is a contractual obligation to the lessor to redeliver the aircraft in an agreed maintenance state. Formation of a provision for these costs is started when the related commitment can be reliably estimated. The provision is formed on a straight-line basis over the remaining terms of the operational leases.

Long-term debt

Long-term debt is carried at face value. Debt hedged by means of fair value hedges, however, is adjusted for movements in the fair value of the positions hedged.

Financial lease obligations are initially stated at net present value, discounted at the contracted interest rate. Loans to finance companies in this respect are set off against lease obligations, provided offsetting of receivables and debts is legally permitted or agreed upon. Long-term debt falling due within one year is included under “Current liabilities”.

Current liabilities

Current liabilities are carried at face value.

Operating revenues

Traffic revenue includes revenues from transportation performed, translated at exchange rates ruling at the date on which the transportation commitment was made. Other revenue comprises proceeds on deliveries and services to third parties at the date that goods are delivered or services performed.

Financial income and expense

Interest payments on long-term debt are included at their effective rates after deduction of finance benefits amortized. Costs relating to financing transactions are also included under Financial income and expense. Financing costs are capitalized under Tangible fixed assets on the basis of the average interest rate on borrowed capital. The ineffective part of the unrealized result on derivatives that do not qualify as effective hedges within the meaning of SFAS 133/138 or that are considered partially ineffective is included under “Financial income and expense”.

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

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED BALANCE SHEET *
In millions of euro

Before appropriation of results

	Note	March 31, 2004		March 31, 2003
Fixed assets
Intangible fixed assets	1	52		66
Tangible fixed assets	2	5,080		4,982
Financial fixed assets	3	1,124		1,289

			6,256		6,337
Current assets
Operating supplies	4	211		222
Accounts receivable	5	907		998
Cash and marketable securities	6	663		608

		1,781		1,828

Current liabilities	7	1,856		2,190

Current assets less current liabilities			(75)		(362)

Assets less current liabilities			6,181		5,975

Long-term debt	8
Subordinated perpetual debt		507		544
Other long-term debt		3,721		3,427

			4,228		3,971
Provisions	9		279		271
Deferred credits	10		186		256
Group equity
Stockholders’ equity	11	1,487		1,476
Share of third parties		1		1

			1,488		1,477

			6,181		5,975

* The accompanying notes are an integral part of these consolidated financial statements.

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED STATEMENTS OF EARNINGS *, **
In millions of euro with the exception of the stock data

		For the Years Ended March 31,
	Note	2004	2003	2002
Operating revenues
Traffic revenue	15	5,197	5,780	5,826
Other revenue	16	680	705	706

		5,877	6,485	6,532
Operating expenses	17 - 19	5,757	6,969	6,626

Operating income (loss)		120	(484)	(94)
Financial income and expense	20	(101)	(98)	(134)
Results on sale of assets	21	(1)	(42)	10
Results of holdings	22	—	(4)	(15)
Results on sale of holdings	23	13	6	9

Pretax income (loss)		31	(622)	(224)
Taxes	24	(7)	206	68

After tax income (loss)		24	(416)	(156)
Share of third parties		—	—	—

Net income (loss)		24	(416)	(156)

Net income (loss) attributable to common shares		22	(418)	(158)
Average number of common shares outstanding [1]		44,188,157	45,070,544	45,681,707
Average number of common shares outstanding (fully diluted) 1/2		44,301,426	45,070,544	45,681,707
Net income (loss) per common share		0.50	(9.26)	(3.46)
Net income (loss) per common share (fully diluted)		0.50	(9.26)	(3.46)

*	Operating income has been adjusted for the year ended March 31, 2003, to reflect the changed accounting rules effective for KLM.
as of April 1, 2003, with respect to the presentation of extraordinary items (see note 17).

**	The accompanying notes are an integral part of these consolidated financial statements.

1 Taking repurchased shares into account (see note 27).

2 Taking repurchased and potentially dilutive shares into account (see note 27).

KLM ROYAL DUTCH AIRLINES

CONSOLIDATED STATEMENTS OF CASH FLOWS *
In millions of euro

	For the Years Ended March 31,
	2004	2003	2002
Cash flow from operating activities:
Net income (loss)	24	(416)	(156)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	440	535	487
Provision for losses and accounts receivable	1	(9)	9
Results on sale of assets	1	42	(10)
Undistributed earnings of affiliates	—	4	15
Gain on sale of affiliates	(13)	(6)	(9)
Deferred taxes	45	(201)	(65)
Change in assets and liabilities:
Accounts receivable	20	190	122
Supplies	12	35	40
Prepaid expenses	46	104	(43)
Change in provisions	(9)	87	(21)
Current liabilities	(220)	(40)	152
Taxes and social insurance premiums	1	(9)	21
Deferred credits	(45)	(22)	(16)
Marketable securities	—	2	4
Share of third parties	—	1	—

Net cash provided by operating activities	303	297	530
Cash flow from investing activities:
Proceeds from sale of tangible fixed assets	149	305	64
Capital expenditures	(707)	(725)	(430)
Net expansion of other holdings	10	(26)	149
Investment in inventory	38	10	(17)
Changes in the group of consolidated holdings	3	—	—
Marketable securities	(25)	—	—

Net cash (used in) provided by investing activities	(532)	(436)	(234)
Cash flow from financing activities:
Dividend paid	(6)	(11)	(30)
Increase in long-term debt	690	121	365
Decrease in long-term debts	(322)	(259)	(401)
Increase in long-term receivables	(70)	(78)	(161)
Decrease in long-term receivables	65	62	70
Other	(98)	(115)	49

Net cash provided by financing activities	259	(280)	(108)
Changes in cash	30	(419)	188
Cash, opening balance	608	1,027	839

Cash, closing balance [1]	638	608	1,027

In fiscal year 2003/2004 interest paid amounted to EUR 142 million, as compared to fiscal year 2002/2003 EUR 151 million and fiscal year 2001/2002 EUR 178 million. In fiscal year 2003/2004, fiscal year 2002/2003 and fiscal year 2001/2002 no income taxes were paid on a preliminary basis.

*	The accompanying notes are an integral part of these consolidated financial statements.

[1]	Including Triple A bonds and deposits and Marketable securities the overall cash position amounts to EUR 949 million as of March 31, 2004 (as of March 31, 2003: EUR 919 million, as of March 31, 2002: EUR 1,383 million).

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro

Fixed assets

1. Intangible fixed assets

			Advance payments
			on software on
			order or under
	Goodwill	Software	construction	Total
Purchase value as of March 31, 2003	40	78	6	124
Accumulated amortization through fiscal year 2002/2003	26	32	—	58

Book value as of March 31, 2003	14	46	6	66

Changes in book value
Additions	—	10	3	13
Amortization	(4)	(14)	—	(18)
Other	—	—	(9)	(9)

Total changes	(4)	(4)	(6)	(14)

Purchase value as of March 31, 2004	40	88	—	128
Accumulated amortization through fiscal year 2003/2004	30	46	—	76

Book value as of March 31, 2004	10	42	—	52

2. Tangible fixed assets

	March 31, 2004	March 31, 2003
Aircraft, spare engines and spare parts	4,230	3,793
Other tangible fixed assets	512	544

	4,742	4,337
Advance payments on tangible fixed assets on order or under construction	338	645

	5,080	4,982

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Tangible fixed assets - (Continued)

	Aircraft,		Inventories,	Vehicles
	spare		machines	and other
	engines and	Buildings	and	tangible
	spare parts	and land	installations	fixed assets	Total
Purchase value as of March 31, 2003	6,925	728	605	132	8,390
Accumulated depreciation and diminution in value through fiscal year 2002/2003	3,132	397	450	74	4,053

Book value as of March 31, 2003	3,793	331	155	58	4,337

Changes in book value
Additions	984	6	38	14	1,042
Disposals	(134)	(2)	(6)	(6)	(148)
Depreciation	(351)	(25)	(40)	(12)	(428)
Exchange rate differences	(57)	—	—	—	(57)
Other	(5)	1	—	—	(4)

Total changes	437	(20)	(8)	(4)	405

Purchase value as of March 31, 2004	6,854	728	574	130	8,286
Accumulated depreciation and diminution in value through fiscal year 2003/2004	2,624	417	427	76	3,544

Book value as of March 31, 2004	4,230	311	147	54	4,742

This overview includes aircraft for which financial lease agreements have been concluded. Their purchase value amounts to EUR 4,539 million (last fiscal year EUR 3,868 million), accumulated depreciation amounts to EUR 1,462 million (last fiscal year EUR 1,330 million).

Other tangible fixed assets include assets whose availability is based on limited right of use, such as buildings on land held under long-term rental agreements or on leasehold, and assets acquired through financial lease agreements. The book value of these assets amounts to EUR 177 million (last fiscal year EUR 184 million).

The book value of tangible fixed assets taken out of operation (one Boeing 747-300) amounts to EUR 2 million.

In fiscal year 2002/2003 a write down of EUR 78 million was recognized for the Boeing 747-300 fleet in connection with an accelerated phasing out.

In fiscal year 2001/2002 a EUR 17 million exceptional diminution in value for four aircraft was recognized.

Advance payments on tangible fixed assets on order or under construction

Balance as of March 31, 2003	645
Advance payments	179
Tangible fixed assets taken into operation	(486)

Balance as of March 31, 2004	338

Aircraft on order as of March 31, 2004 [1]:
- 3 Boeing 737 Next Generation
- 1 Boeing 777-200ER
- 6 Airbus A330-220

1 Excluding operational leases.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

3. Financial fixed assets

	March 31, 2004	March 31, 2003
Holdings	193	198
Receivables from holdings	4	18
Triple A bonds/deposits	286	311
Derivatives	368	482
Other financial fixed assets	180	152
Deferred taxes	93	128

	1,124	1,289

		Receivables	Triple A		Other
		from	bonds/		financial	Deferred
	Holdings	holdings	deposits	Derivatives	fixed assets	taxes	Total
Balance as of March 31, 2003	198	18	311	482	152	128	1,289
New/expansion	5	2	53	72	—	22	154
Sale/redemption	(2)	(11)	(58)	(17)	(47)	(57)	(192)
Share in results	(1)	—	—	—	—	—	(1)
Revaluation	(4)	(2)	(16)	(169)	20	—	(171)
Dividends received	(1)	—	—	—	—	—	(1)
Exchange rate differences and other	(2)	(3)	(4)	—	55	—	46

Balance as of March 31, 2004	193	4	286	368	180	93	1,124

Triple A bonds and deposits are unemcumbered to the Company and (including the effect of derivatives) carry an average fixed rate of interest of 5.6%. The bonds and deposits have an average remaining term of 6 years.

The fair value of financial fixed assets does not differ materially from the disclosed book value.

The deferred tax assets and liabilities can be explained as follows:

	March 31, 2004		March 31, 2003
	Assets	Liabilities	Assets	Liabilities
Fixed assets	7	73	8	69
Current assets	3	10	3	20
Deferred liabilities	21	—	30	—
Provisions	20	55	26	66
Carryforward loss compensation	186	—	188	—
Other items	64	70	86	58

Deferred taxes	301	208	341	213
Net tax position	93		128

Current assets

4. Operating supplies

	March 31, 2004	March 31, 2003
Maintenance materials	124	160
Various supplies	87	62

	211	222

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

5. Accounts receivable

	March 31, 2004	March 31, 2003
Debtors	734	745
Receivables from holdings	10	3
Value added tax	28	37
Prepaid expenses	135	213

	907	998

Accounts receivable are stated net of a provision for bad debts of EUR 26 million (last fiscal year EUR 25 million). The fair value of accounts receivable does not differ materially from the disclosed book value.

6. Cash and marketable securities

	March 31, 2004	March 31, 2003
Marketable securities	25	—
Time deposits	587	506
Cash on hand and demand deposits	51	102

	663	608

As a result of transfer formalities and scarcity of foreign currency, EUR 7 million in cash (last fiscal year EUR 15 million) is not freely transferable from foreign establishments. The fair value of cash and marketable securities does not differ materially from the disclosed book value.

7. Current liabilities

	March 31, 2004	March 31, 2003
Current maturities of long-term debt:
- concerning financial lease commitments	182	251
- concerning other long-term debt	10	65
Unearned revenues	577	548
Creditors	383	532
Taxes and benefit premiums	31	29
Accruals and other current liabilities	673	765

	1,856	2,190

The fair value of current liabilities does not differ materially from the disclosed book value.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

8. Long-term debt

	March 31, 2004		March 31, 2003
Perpetual debt
Subordinated perpetual loans		507		544

Other long-term debt
Bank loans	14		21
Financial lease commitments	3,493		3,295
Other loans	406		427

	3,913		3,743
of which maturing in 2004/2005 and 2003/2004 respectively	192		316

		3,721		3,427

		4,228		3,971

Subordinated loans

In certain circumstances, KLM has the right to redeem the subordinated perpetual loans, with or without payment of a premium. These loans are subordinated to all other existing and future KLM debts. The subordinations are equal in rank.

Financial lease commitments

As of March 31, 2004, loans to financing institutions, which are deducted from the financial lease commitments, amounted to EUR 214 million (last fiscal year EUR 317 million).

The redemptions of financial leases for each of the coming years are:

2004/2005	182
2005/2006	329
2006/2007	490
2007/2008	595
2008/2009	359
after 2008/2009	1,538

Covenants

Several loans, including subordinated perpetual loans, can be called if KLM can no longer be regarded as the most important Dutch international airline. The offer by Air France for KLM’s common shares has no impact on the call of the loans.

Pari-passu clauses have been agreed for a number of loans. With regard to a number of other loans included under “Long-term debt”, KLM has undertaken not to encumber the aircraft and real estate legally owned now or in the future without prior consent of the lenders.

	Redemption	Redemption
	through	after
Term	5 years	5 years	Perpetual	Total
Subordinated perpetual loans	—	—	507	507
Financial lease commitments	1,773	1,538	—	3,311
Other loans	197	213	—	410

March 31, 2004	1,970	1,751	507	4,228
March 31, 2003	1,729	1,698	544	3,971

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

8. Long-term debt - (Continued)

Interest rates

The amortized financing benefits including the effects of derivatives are included in the average interest rates.

	Variable	Fixed	Average	Range
	interest	interest	variable	of fixed	Average
	loans	loans	rate	rates	rate
Subordinated perpetual loans	64	443	2.3%	4.5 - 5.7%	4.7%
Financial lease commitments	1,651	1,660	3.5%	2.0 - 15.6%	4.2%
Other loans	81	329	1.4%	1.1 - 7.1%	1.6%

March 31, 2004	1,796	2,432
March 31, 2003	1,452	2,519

Variable interest rates are based on London and Euro Interbank Offered Rates.

Currencies

The amounts stated in the table below including the effects of derivatives are presented in millions of euro for each currency.

	EUR	USD	JPY	CHF	GBP	Total
Subordinated perpetual loans	238	—	—	269	—	507
Financial lease commitments	2,440	742	1	—	128	3,311
Other loans	334	76	—	—	—	410

March 31, 2004	3,012	818	1	269	128	4,228
March 31, 2003	2,705	858	—	285	123	3,971

Fair value of long-term debt

	March 31, 2004	March 31, 2003
Subordinated perpetual loans	446	499
Financial lease commitments	3,591	3,222
of which maturing within one year	182	251
Other long-term debt	98	177
of which maturing within one year	10	65

The fair value estimates referred to above are based on the present value of the debt based on a current interest rate.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

9. Provisions

	March 31,			March 31,
	2003	Charges	Additions	2004
Postretirement health costs	69	6	9	72
Early retirement provision	31	4	2	29
Other staff commitments	72	27	8	53
Reorganization and restructuring	75	17	—	58
Frequent flyer program	24	—	9	33
Phase out operational lease aircraft	—	—	34	34

	271	54	62	279

The “Post-retirement health costs” provision relates to health insurance contributions payable in respect of retired employees.

In accordance with the collective labor agreement, an Early retirement provision has been formed in respect of existing early retirement entitlements.

“Other staff commitments” include commitments in respect of redundancy and supplementary schemes.

The “Reorganization and restructuring” provision relates to the estimated staff redundancy costs.

KLM accounts for its frequent flyer obligation on an accrual basis using the incremental cost method. For expected use of earned miles in flight awards KLM includes board supplies, fuel and passenger insurance in its incremental cost calculation. KLM sells mileage credits to the other companies participating in the program. Proceeds from the miles sold are recognized in income. Simultaneously, mileage credits awarded to the members of the frequent flyer program are expensed.

For a number of aircraft held under operational leases, there is a contractual obligation to the lessor to redeliver the aircraft in an agreed maintenance state.

The provision for the phasing-out costs for aircraft held under operational leases discloses the estimated costs arising from this obligation.

With the exception of the “Reorganization and restructuring” provision, provisions are mainly long-term in nature.

10. Deferred credits

	March 31, 2004	March 31, 2003
Investment incentive grants received under the Investment Account Act	15	20
Deferred gains on aircraft sale and leaseback transactions	62	78
Deferred benefits regarding finance lease arrangements for aircraft	109	158

	186	256

The investment incentive grants received under the Investment Account Act included under this heading relate to the grants claimed before the amendment of the Act as of May 1, 1986.

Items related to aircraft financing relate to the upfront financing benefits to be amortized.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

11. Stockholders’ equity

For a break-down of Stockholders’ equity, please refer to comment 34 on page F-49 and further.

12. Commitments and contingent liabilities

Commitments for tangible fixed assets on order or under construction

As of March 31, 2004, KLM had commitments for previously placed orders of EUR 530 million (last fiscal year EUR 1,087 million). Of this amount EUR 494 million related to aircraft (last fiscal year EUR 1,042 million), of which EUR 140 million is due in fiscal year 2004/2005. The remainder of the commitments as of March 31, 2004 amounted to EUR 36 million (last fiscal year EUR 45 million) and related to other tangible fixed assets.

Commitments relating to aircraft for the next five fiscal years and thereafter:

2004/2005	140
2005/2006	200
2006/2007	154
2007/2008	—
2008/2009	—
after 2008/2009	—

Rental agreements

KLM has long-term rental commitments amounting to EUR 1,399 million (last fiscal year EUR 1,517 million). Commitments for the next five fiscal years and thereafter:

	Operational leases	Rental of
	of aircraft	buildings
2004/2005	180	40
2005/2006	163	22
2006/2007	138	20
2007/2008	95	19
2008/2009	86	18
after 2008/2009	423	195

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

13. Lawsuits

KLM and its consolidated holdings are involved in various legal actions. Although the outcome of these actions cannot be predicted, on the basis of information currently available and views expressed by counsel KLM does not expect their outcome to adversely affect the financial position of the company to any material degree.

Hall case

In June 2000, an antitrust class action was filed in federal district court in North Carolina by a North Carolina travel agent, on behalf of herself and all similarly situated travel agents in the United States, challenging actions by most major U.S. airlines to reduce travel agent base commissions from 8% to 5%. On November 13, 2001, the Court granted the plaintiff’s motion to amend the complaint to include allegations that other commission reductions were the result of unlawful agreements among the airline defendants, and to add several international airlines as defendants, including KLM. On September 18, 2002, the Court entered an Order granting the plaintiffs’ motion for class certification. On October 30, 2003, the Court granted summary judgment against the plaintiff class, dismissing all claims asserted against KLM and most other defendants. The plaintiffs have appealed to the United States Court of Appeals for the Fourth Circuit. We believe that the case is without merit, and intend to continue defending against the claim.

Tam Travel case

On April 9, 2003, a similar antitrust complaint was filed against KLM, together with 11 U.S. airlines and eight other international airlines, in federal district court in Oakland, California. This case, referred to as the Tam Travel case, was filed on behalf of approximately 50 travel agents who elected to withdraw from the class of plaintiffs in the above mentioned Hall case. The allegations in the Tam Travel case are fundamentally similar to the Hall case; the plaintiffs allege that the defendant airlines conspired to reduce and ultimately eliminate base commissions paid to travel agents. On November 10, 2003, the Judicial Panel on Multidistrict Litigation transferred the Tam Travel case, together with two other similar cases in which KLM is not a defendant, to the federal district court in Youngstown, Ohio. On May 2, 2004, the court denied the request of certain defendants that the case be stayed until the appeal in the Hall case is decided. The case will now proceed to discovery. No trial date has been set. We believe this case is also without merit, and we intend to defend ourselves against the claim.

14. Derivatives and risk management

The table below indicates the notional amounts of forward exchange contracts, interest rate and currency swap contracts and fuel collar and swap contracts. Generally, the terms of the contracts are equal to the terms of the positions hedged. These derivatives are used to ensure that financings are concluded in the currency required and to reduce interest risks resulting from financings and investments to levels acceptable to KLM. Derivatives are also used to hedge the currency risks on all or part of the operating and investment cash flow and to limit the price risk on fuel purchases.

	Notional amount March 31,		Fair value March 31,
	2004	2003	2004	2003
Forward exchange contracts	1,682	2,519	(56)	(55)
Interest-currency swap contracts	1,075	1,403	80	274
Interest rate swap contracts	2,093	1,907	(29)	(11)
Fuel collar and swap contracts	375	368	35	(11)

			30	197

The fair value of the above derivatives is recognized on KLM’s balance sheet under “Financial fixed assets” (EUR 368 million) and “Long-term debt” (EUR 338 million). In view of the purpose for which they are held, derivatives may be qualified as follows:

	March 31, 2004	March 31, 2003
Cash flow hedges	(11)	4
Fair value hedges	16	188
No hedge accounting	25	5

Fair value	30	197

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Operating revenues

15. Traffic revenue

	For the Years Ended March 31,
	2004	2003	2002
Passenger	3,852	4,210	4,267
Cargo	963	1,017	1,016
Charter / Low-cost	382	553	543

	5,197	5,780	5,826

16. Other revenue

	For the Years Ended March 31,
	2004	2003	2002
Aircraft maintenance related services	221	280	273
Cargo and mail handling	35	40	39
Tax-free sales	111	115	107
Aircraft handling	119	105	92
Renting out aircraft	42	13	14
Miscellaneous	152	152	181

	680	705	706

These services were rendered mainly in The Netherlands.

17. Operating expenses

	For the Years Ended March 31,
	2004	2003	2002
Salaries and benefits	1,903	1,907	1,747
Aircraft fuel	756	886	983
Materials and consumables	358	448	470
Commercial costs	383	499	506
Landing fees and navigation charges	503	541	524
Third-party handling costs	218	208	231
Work by third parties	384	489	455
Depreciation and amortization	440	535	487
Operational aircraft lease expenses	164	171	226
Cost of housing, vehicles and inventories	168	186	180
Commercial cooperation	66	117	176
Ad hoc and short-term aircraft/truck rentals	87	99	153
Hired personnel	67	108	116
Reorganization costs *	—	75	—
Costs arising from arbitration in legal dispute between KLM and Alitalia *	—	276	—
Other operating expenses	260	424	372

	5,757	6,969	6,626

* These costs were previously classified as extraordinary items

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

18. Salaries

	For the Years Ended March 31,
	2004	2003	2002
Salaries	1,479	1,510	1,449
Benefits	155	167	154
Pension fund contributions	269	230	144

	1,903	1,907	1,747

Pension fund contributions include the positive effects of the restitution of ground staff pension fund surpluses to an amount of EUR 19 million (last fiscal year EUR 46 million).

The independent funds for the Dutch pension plans are regulated by the Pensions and Insurance Supervisory Authority of the Netherlands. Their capital is adequate based on the policies applied by the regulator for the calculation of postretirement provisions.

During fiscal year 2003/2004 KLM and its Group companies employed a combined average workforce of 31,182 full-time equivalents (fiscal year 2002/2003 33,038 full-time equivalents), as follows:

	For the Years Ended March 31,
	2004	2003	2002
Ground staff in The Netherlands	17,818	18,255	17,951
Ground staff outside The Netherlands	4,077	4,848	5,421
Flight staff	9,287	9,935	9,893

	31,182	33,038	33,265

19. Depreciation and amortization

	For the Years Ended March 31,
	2004	2003	2002
Amortization of intangible fixed assets	18	17	12
Depreciation of aircraft and spare parts	351	382	383
Write down/impairment	—	78	17
Depreciation of other tangible fixed assets	77	84	90

	446	561	502
Amortization of deferred credits	(6)	(26)	(15)

	440	535	487

20. Financial income and expense

	For the Years Ended March 31,
	2004	2003	2002
Interest income from financial fixed assets	5	20	39
Other interest income	6	11	21
Changes in the value of marketable securities	6	15	(2)
Interest expense	(138)	(155)	(193)
Capitalized interest incurred through advance payments on tangible fixed assets	9	11	2
Unrealized results on derivatives	11	—	(1)

	(101)	(98)	(134)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

21. Results on sale of assets

The fiscal year 2003/2004 loss on sale of assets of EUR 1 million relates principally to the sale of aircraft. The fiscal year 2002/2003 loss on sale of assets of EUR 42 million related principally to the sale of aircraft (EUR 33 million) and the sale of KLM uk’s low cost Buzz activities (EUR 9 million).

22. Results of holdings 1

	For the Years Ended March 31,
	2004	2003	2002
Aviation	9	1	(14)
Aviation-related	(10)	(8)	(1)
Other holdings	1	3	—

	—	(4)	(15)

23. Results on sale of holdings

Results on sale of holdings partly relates to the profit made on the sale of KLM’s stake of 9% in TUI Nederland N.V. Furthermore, KLM released EUR 6 million from provisions, relating to holdings that have been sold in the past few years. These provisions were initially set up to cover any warranties subsequent to the sale.

24. Taxes

The effective tax burden differs from the current tax rate (34.5%). For fiscal year 2003/2004 the effective tax rate was 23.1%. The difference between the effective and standard rate can be explained as follows:

	For the Years Ended March 31,
	2004	2003[2]	2002
Standard rate taxation	(11)	214	79
Participation exemption [3]	4	1	(1)
Foreign tax issues	(1)	(13)	(13)
Other permanent differences	1	4	3

Effective rate taxation	(7)	206	68

[1]	The term holdings refers to KLM’s equity- and cost-accounted for investments. Results of holdings comprise the results of equity-accounted for investments and dividends of cost accounted for investments.

[2]	Standard rate taxation for fiscal year 2002/2003 has been adjusted to reflect the changed accounting rules with respect to the presentation of extraordinary items.

[3]	Under Dutch tax law, the (un)realized results of KLM’s holdings with an equity stake of 5% or more are tax exempt for KLM.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

25. Segmentation

The segmental breakdown is based on the classification of KLM’s four core activities and accountability areas as agreed upon in fiscal year 2002/2003. The segment “All other” includes the cost of shared-services, such as overheads and certain expense and revenue items that are not attributable to the core activities.

			Engineering			Elimination	Total
Fiscal year 2003/2004			&	Charter /		of inter-	consoli-
In millions of euro	Passenger	Cargo	Maintenance	Low-cost	All other	segments	dated
Operating revenues
Operating revenues from external customers	4,107	1,014	258	427	71		5,877
Intersegment revenues	16	18	547	—	218	(799)	—

	4,123	1,032	805	427	289	(799)	5,877
Operating expenses	3,936	961	789	411	459	(799)	5,757

Operating income (loss)	187	71	16	16	(170)		120
Interest revenue							17
Results of holdings							13
Other							(119)

Pretax income (loss)							31
Taxes							(7)

Net income (loss)							24

Total assets	3,849	643	650	763	2,132		8,037
Total liabilities	4,015	141	649	594	964		6,363
Commitments for tangible fixed assets on order or under construction	540	—	—	52	2		594
Capital expenditure	310	238	77	56	(13)		668
Depreciation and amortization	297	10	32	29	72		440

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

25. Segmentation - (Continued)

			Engineering			Elimination	Total
Fiscal year 2002/2003 [1]			&	Charter /		of inter-	consoli-
In millions of euro	Passenger	Cargo	Maintenance	Low-cost	All other	segments	dated
Operating revenues
Operating revenues from external customers	4,425	1,068	329	472	191		6,485
Intersegment revenues	29	31	639	—	153	(852)	—

	4,454	1,099	968	472	344	(852)	6,485
Operating expenses	4,479	1,027	927	444	944	(852)	6,969

Operating income (loss)	(25)	72	41	28	(600)		(484)
Interest revenue							46
Results of holdings							2
Other							(186)

Pretax income (loss)							(622)
Taxes							206

Net income (loss)							(416)

Total assets	4,474	254	666	659	2,112		8,165
Total liabilities	4,308	168	632	487	837		6,432
Commitments for tangible fixed assets on order or under construction	705	225	11	120	26		1,087
Capital expenditure	554	222	19	110	34		939
Depreciation and amortization	426	14	33	25	37		535

			Engineering			Elimination	Total
Fiscal year 2001/2002 [1]			&	Charter /		of inter-	consoli-
In millions of euro	Passenger	Cargo	Maintenance	Low-cost	All other	segments	dated
Operating revenues
Operating revenues from external customers	4,485	1,067	288	445	247		6,532
Intersegment revenues	51	—	675	—	146	(872)	—

	4,536	1,067	963	445	393	(872)	6,532
Operating expenses	4,677	1,020	912	427	462	(872)	6,626

Operating income (loss)	(141)	47	51	18	(69)		(94)
Interest revenue							58
Results of holdings							(6)
Other							(182)

Pretax income (loss)							(224)
Taxes							68

Net income (loss)							(156)

Total assets	4,908	298	641	576	2,520		8,943
Total liabilities	4,866	206	590	413	611		6,686
Commitments for tangible fixed assets on order or under construction	11	423	1	217	25		677
Capital expenditure	192	3	3	2	35		235
Depreciation and amortization	369	27	31	29	31		487

1 The figures for fiscal years 2002/2003 and 2001/2002 have been restated on three points for comparative purposes. Firstly, as from April 1, 2003, all extraordinary losses have been reclassified as “Operating expenses” (2002/2003 only). Secondly, the column “Charter/Low-cost” relates exclusively to the results of Transavia. In the previous years this column had also included the results of KLM uk’s low cost activities, which were disposed of in April 2003. Thirdly, the “cover” the Passenger business receives on the inter-Group provision of fleet capacity to the Cargo business is no longer classified as “Intersegment revenues” under the Passenger business, but instead as a cost reduction.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

25. Segmentation - (Continued)

Consolidated information by geographic area (route areas)

	March 31, 2004			March 31, 2003			March 31, 2002
		Tangible/			Tangible/			Tangible/
	Operating	Intangible	Capital	Operating	Intangible	Capital	Operating	Intangible	Capital
In millions of euro	revenue	fixed assets[1]	expenditure[1]	revenue	fixed assets[1]	expenditure[1]	revenue	fixed assets[1]	expenditure[1]
Europe	2,122	1,330	96	2,496	1,450	138	2,427	1,980	124
North Atlantic	914			1,032			1,118
Asia Pacific	1,121			1,200			1,318
Central and South Atlantic	490			535			572
Middle East/ South Asia	390			413			335
Africa	536			542			494
All Other	304	3,802	572	267	3,598	801	268	3,180	111

Total	5,877	5,132	668	6,485	5,048	939	6,532	5,160	235

26. Related-party transactions

We have entered into at arms-length transactions in the ordinary course of business with our subsidiaries Martinair Holland N.V. (50% equity interest), Kenya Airways Ltd. (26% equity interest), Polygon Insurance Company Ltd. (31% equity interest) and Opodo Ltd (4% equity interest). None of these subsidiaries qualify as a significant subsidiary in the context of SEC S-X rule 4-08(g).

The following is a summary of significant related party transactions that occurred during 2004, 2003 and 2002.

From Martinair we received EUR 34 million, EUR 28 million and EUR 23 million for line maintenance services and aircraft maintenance services and the temporary chartering of aircraft in 2004, 2003 and 2002 respectively. We paid Martinair EUR 25 million in relation to the temporary chartering of aircraft in 2002. Furthermore we paid Martinair EUR 9 million, EUR 8 million and EUR 9 million in respect of inflight catering services rendered in 2004, 2003 and 2002 respectively.

In November 1996, we began implementing an alliance with Kenya Airways on African destinations involving extensive codesharing activities. The services provided are considered normal to the daily operations of both airlines. As a result of these activities, we paid Kenya Airways EUR 1 million, EUR 2 million and EUR 2 million in 2004, 2003 and 2002. Furthermore, we received approximately EUR 1 million for in-flight catering from Kenya Airways for each of the years 2004, 2003 and 2002.

Polygon Insurance Company Ltd. is an insurance company to which KLM paid insurance premiums of EUR 10 million, EUR 12 million and EUR 10 million in 2004, 2003 and 2002 respectively.

Opodo Ltd. exploits a travel planning website. We paid Opodo commissions of approximately EUR 1 million for each of the years 2004 and 2003. The distribution services provided by Opodo are considered normal to the daily operations of both Opodo and us.

Current account balances with these four subsidiaries amount to EUR 5 million, EUR 4 million and EUR 2 million for the three years ended March 31, 2004, 2003 and 2002 respectively.

Except for the employment arrangements with the members of our Board of Management (Mr. Van Wijk, Mr. Hartman, Mr. Van Woudenberg and Mr. Ruijter), KLM is not a party to any material transaction, or proposed transaction, in which a member of our Board of Management, a member of our Supervisory Board or any senior officer, or any spouse or relative of any of the foregoing, or any relative of such spouse has or was to have a direct or indirect material interest.

[1]	KLM’s tangible fixed assets consist principally of aircraft. The narrow body fleet is flown in the European route area only and can therefore be disclosed separately. The wide body fleet is mobile across geographical markets and is therefore included at book value under “All other”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

27. Results per common share

The computational components of net income per share are as follows:

	Numerator	Denominator	Per share
	(net income)	(shares)	amount
Shares outstanding as of March 31, 2004		46,809,699
Effect of purchased own shares [1]		(2,621,542)
Net income	24
Attributable to holders of preference shares [2]	(2)

	22	44,188,157	0.50

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares [1]		(1,739,155)
Net income	(416)
Attributable to holders of preference shares	(2)

	(418)	45,070,544	(9.26)

Shares outstanding as of March 31, 2002		46,809,699
Effect of purchased own shares [1]		(1,127,992)
Net income	(156)
Attributable to holders of preference shares	(2)

	(158)	45,681,707	(3.46)

The computational components of diluted net income per share are as follows:

	Numerator	Denominator	Per share
	(net income)	(shares)	amount
Shares outstanding as of March 31, 2004		46,809,699
Effect of purchased own shares [1]		(2,621,542)
Potential shares associated with the share option plan [1]		113,269
Net income	24
Attributable to holders of preference shares	(2)

	22	44,301,426	0.50

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares [1]		(1,739,155)
Potential shares associated with the share option plan [1]		—
Net income	(416)
Attributable to holders of preference shares	(2)

	(418)	45,070,544	(9.26)

Shares outstanding as of March 31, 2002		46,809,699
Effect of purchased own shares [1]		(1,127,992)
Potential shares associated with the share option plan [1]
Net income	(156)
Attributable to holders of preference shares	(2)

	(158)	45,681,707	(3.46)

[1]	Weighted average during the year.

[2]	Preference shares include priority shares, Cumulative preference shares A and Cumulative preference shares C.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP

The Netherlands accounting principles (Netherlands GAAP) applied in the preparation of the consolidated financial statements of the Company differ in some respects from those generally accepted in the United States (U.S. GAAP). It is noted that KLM’s accounting policy for post-retirement benefits other than pensions and the policy for derivatives and hedge accounting as applied in the consolidated financial statements follow SFAS 106 and SFAS 133/138, respectively.

Differences which have a material effect on the financial statements

(1) Under Netherlands GAAP, goodwill acquired prior to March 31, 1994 was charged directly to equity. KLM now amortizes goodwill over 5 to 10 years under Netherlands GAAP in response to the rapidly evolving environment in the airline industry. Under U.S. GAAP goodwill and intangible assets with indefinite useful lives are no longer amortized but tested for impairment at least annually.

(2) Pension costs included in the consolidated statements of earnings under U.S. GAAP is computed in accordance with Netherlands GAAP. For the Company’s defined benefit plans, those amounts are based on the actuarially determined premiums which the Company is required to pay, adjusted for restitutions of structural surpluses and discounts received by KLM from its pension funds. Pension expense for U.S. GAAP purposes is determined in accordance with SFAS No. 87, Employer’s Accounting for Pensions . The U.S. GAAP adjustment is the difference between amounts recorded under Netherlands GAAP and pension expense as determined under SFAS No. 87. SFAS 106, Postretirement benefits is already implemented in the Netherlands GAAP consolidated financial statements.

(3) Under Netherlands GAAP, KLM recognises an in-substance defeasance of certain financial lease commitments when the Company places deposits with financial institutions and matches the cash flows from the deposits with scheduled payments on the lease commitments through pledge and escrow agreements. Under U.S. GAAP, debt can not be considered extinguished by providing arrangements designed to set aside assets dedicated to eventually settling a liability. The U.S. GAAP adjustment increases financial fixed assets and lease commitments classified as other long-term debt. These financial fixed assets are restricted solely for the payment of the related lease commitments.

(4) Under Netherlands GAAP, KLM formed a provision for reorganization and restructuring related to the estimated staff redundancy costs for the plans announced on March 31, 2003. Under U.S. GAAP costs of this nature are generally recorded when the liability is incurred, except when a restructuring plan also covers ongoing benefits (based on a formal or substantive plan), in which case the costs are recognized over the service period, or, if the rights do not accumulate or vest, when the liability is probable and estimable. The reorganization costs recognized under Netherlands GAAP do not meet the criteria of recognition under U.S. GAAP.

(5) Under Netherlands GAAP the cumulative effects of changes in accounting policies were include as direct movements in “Other reserves” in fiscal year 2001/2002. Under U.S. GAAP the cumulative effect of a change in accounting policies is included in income when the accounting change concerns a choice between two or more generally accepted accounting principles. The initial adoption of a (new) accounting principle is not considered an accounting change.

For the fiscal year 2001/2002, the adjustments under U.S. GAAP relate to the adoption as of April 1, 2001 of SFAS No. 133, Accounting for Derivative Financial Instruments and the adoption as of April 1, 2001 of a capitalization policy of aircraft heavy maintenance costs.

Application of SFAS 133 was allowed under Dutch accounting rules and met our aim to limit the accounting differences between Netherlands GAAP and U.S. GAAP. We changed our accounting policies with respect to heavy maintenance costs in line with developments in international accounting standards, which no longer allow heavy maintenance costs to be accounted for under the accrual method.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

(6) Netherlands GAAP allows non-capital related transactions to be recorded directly in equity in a limited number of circumstances. U.S. GAAP however has severe restrictions with respect to the application of such direct equity movements. Consequently, some direct equity movements under Netherlands GAAP need to be included in earnings under U.S. GAAP.

For the year 2003/2004 the adjustments denoted by (6) are direct equity movements processed by certain of KLM’s investments, which are accounted for under the equity method. These direct equity movements (which principally relate to the accounting of our equity interest of 26% in Kenya Airways, as described below) especially relate to the effects of changes in accounting policies to bring them more in line with group accounting policies. Netherlands GAAP allows these changes to be reflected as direct equity movements. Under U.S. GAAP these adjustments form part of results of holdings.

The aircraft of Kenya Airways which are financed in whole or in part in foreign currency borrowings are regarded together with the related liabilities as a separate group of assets and liabilities and accounted for in foreign currency. The resulting net exchange differences are taken directly to the reserves within the accounting records of Kenya Airways. Under certain circumstances (given the influence we have on Kenya Airways) it is allowed under Netherlands GAAP to follow these direct equity movements. Consequently a part of the direct equity movements of Kenya Airways are not reflected in the profit and loss account but are treated as direct equity movements instead. Under U.S. GAAP however, these direct equity movements are included in the profit and loss account.

(7) Under Netherlands GAAP, the equity investment accounts for Pensions as discussed under (2), which is similar to KLM. Under U.S. GAAP, an adjustment is made to bring the equity value to reflect SFAS 87.

(8) Under Netherlands GAAP, KLM presents deferred credits with respect to benefits regarding financial lease arrangements for aircraft under “Deferred credits” in the balance sheet. Under U.S. GAAP (ABP 21) the discount should have been added to the related liability.

(9) The income tax effects of the adjustments have been calculated based on a nominal tax rate of 34.5%. Adjustments with respect to goodwill do not include tax effects since KLM’s goodwill amortization is not tax deductible under Dutch tax rules. Adjustments in respect of direct equity movements and Equity investments - Pension related are presented net of tax since the adjustments are processed by certain of KLM’s investments which are independent taxable and are accounted for through the equity method.

Furthermore, under Dutch tax law there is a tax exemption for the (un)realized results on investments with an equity stake of 5% or more (the participation exemption).

Discontinued operations

KLM sold Buzz in April 2003 to Ryanair. Under Netherlands accounting principles the sale of the Buzz operation is not considered as a discontinued operation since KLM has not disposed of a significant separate activity as defined under Netherlands GAAP. KLM is still operating a low cost business segment consisting of Transavia’s Basiqair. Under SFAS 144 the disposal of KLM uk’s low-cost activity buzz is considered a discontinued operation as it qualifies as a component of an entity.

Certain costs related to Buzz, including impairment charges, totalling EUR 9 million were recognized in fiscal year 2002/2003. The sales proceeds (EUR 20 million), less book value of related assets (EUR 1 million), less operating costs, including termination benefits, were recognized in April 2003 and netted out to be approximately zero.

As of March 31, 2004 there are still liabilities regarding Buzz employees and aircraft leases for which a provision of EUR 5 million exists.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

The following tables summarize the effects of U.S. GAAP differences on the net income, stockholders’ equity, intangible fixed assets, financial fixed assets, deferred taxes, prepaid expenses, current liabilities, debt, provisions and deferred credits (in millions of euro, except per share data):

	For the years ended March 31,
Net income	2004	2003	2002
Net income (loss) in conformity with Netherlands GAAP	24	(416)	(156)
(1) Goodwill	4	(1)	(3)
(2) Pensions	130	172	168
(4) Reorganization provision	(75)	75	(25)
(5) Changes in accounting policies	—	—	109
(6) Adjustment in respect of direct equity movements	(1)	(12)	(9)
(7) Equity investments - Pension related	(7)	—	—
(9) Income tax effect	(13)	(85)	(86)

Total adjustments	38	149	154
Net income (loss) in conformity with U.S. GAAP	62	(267)	(2)

Result from continuing operations	62	(234)	28
Result from discontinued operations	—	(33)	(30)

Net income (loss) in conformity with U.S. GAAP	62	(267)	(2)

Net income per common share [1]
Basic	1.37	(5.97)	(0.08)
Diluted	1.36	(5.97)	(0.08)
Net income (loss) from continuing operations per common share [1]
Basic	1.37	(5.23)	0.57
Diluted	1.36	(5.23)	0.57
Net income (loss) from discontinued operations per common share [1]
Basic	—	(0.74)	(0.65)
Diluted	—	(0.74)	(0.65)
Average number of common shares outstanding 2/3 (in thousands of shares)
Basic	44,188	45,071	45,682
Diluted	44,301	45,071	45,682

Stockholders’ equity	March 31, 2004	March 31, 2003
Stockholders’ equity in conformity with Netherlands GAAP	1,487	1,476
(1) Goodwill	8	4
(2) Pensions	2,132	2,010
(4) Reorganization provision	—	75
(7) Adjustment in respect of equity investments (pension related)	(7)	—
(9) Income tax effect	(751)	(738)

Total adjustments	1,382	1,351
Stockholders’ equity in conformity with U.S. GAAP	2,869	2,827

[1] Taking into account distribution which will be made to holders of cumulative preferent shares A, holders of cumulative preferent shares C and holders of priority shares.

[2] Earnings per share calculations are exclusive of any shares held by KLM. Outstanding shares used for the earnings per share calculations are based on the weighted average outstanding shares during the year.

[3] Taking potentially dilutive shares into account.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

The results on sale of assets and results on sale of holdings are presented as separate line items below operating income under Netherlands GAAP. Under U.S. GAAP, these results are included in operating income.

In accordance with paragraph 40(c) of SFAS 128 the number of potential shares of common stock that were excluded from the computation of diluted earnings per share because their effect was anti-dilutive were:

Fiscal year	Number of shares excluded
2003/04	2,111,510
2002/03	2,134,990
2001/02	1,314,184

Intangible fixed assets	March 31, 2004	March 31, 2003
Intangible fixed assets in conformity with Netherlands GAAP	52	66
(1) Goodwill	8	4

Intangible fixed assets in conformity with U.S. GAAP	60	70

Financial fixed assets	March 31, 2004	March 31, 2003
Financial fixed assets in conformity with Netherlands GAAP	1,124	1,289
Reclassification of deferred tax position	(93)	(128)
(3) In-substance defeasance of lease obligations	214	317
(7) Equity investment-Pension related	(7)	—

Financial fixed assets in conformity with U.S. GAAP	1,238	1,478

Deferred taxes	March 31, 2004	March 31, 2003
Net deferred tax position in conformity with Netherlands GAAP	93	128
(2) Income tax effect on OCI movement with regard to minimum pension liability	25	13
(9) Income tax effect	(751)	(738)

Net deferred tax liability in conformity with U.S. GAAP	(633)	(597)

Prepaid expenses	March 31, 2004	March 31, 2003
Prepaid expenses in conformity with Netherlands GAAP	135	213
(2) Pension costs	2,158	2,024

Prepaid expenses in conformity with U.S. GAAP	2,293	2,237

Current liabilities	March 31, 2004	March 31, 2003
Current liabilities in conformity with Netherlands GAAP	1,856	2,190
(2) Pension costs	69	44

Current liabilities in conformity with U.S. GAAP	1,925	2,234

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Long-term debt	March 31, 2004	March 31, 2003
Other long-term debt in conformity with Netherlands GAAP	3,721	3,427
(3) In-substance defeasance of lease obligations	214	317
(8) Deferred benefits regarding financial lease arrangements for aircraft	109	158

Other long-term debt in conformity with U.S. GAAP	4,044	3,902

Provisions	March 31, 2004	March 31, 2003
Provisions in conformity with Netherlands GAAP	279	271
(2) Early retirement provision	(18)	(17)
(5) Reorganization provision	—	(75)

Provisions in conformity with U.S. GAAP	261	179

Deferred credits	March 31, 2004	March 31, 2003
Deferred credits in conformity with Netherlands GAAP	186	256
(8) Deferred benefits regarding financial lease arrangements for aircraft	(109)	(158)

Deferred credits in conformity with U.S. GAAP	77	98

The following are additional disclosures to comply with generally accepted accounting principles in the United States of America:

Accounting for leases (SFAS 13 / SFAS 125)

KLM has entered into several cross-border capital lease transactions. In general these transactions involve the purchase of an aircraft by a taxpaying investor (the lessor) and the simultaneous contracting by KLM (lessee) for the use of the aircraft in return for specified rental payments over a specific term of 12 to 15 years. Notwithstanding the ownership of the aircraft by the lessor, KLM wants to be able to control and operate the aircraft in the same manner as it would if it was the owner.

The leveraged cross-border lease is a variation that introduces a third party lender into the transaction. The lessor, in conjunction with the lessee, will seek to finance 50-90% of the asset’s cost by borrowing the funds on a non-recourse basis from banks. While the lessor actually invests only 10-50% of the cost of the aircraft, it will be entitled to 100% of the tax benefits of ownership and thus can be said to have “leveraged” its equity investment by utilizing the non-recourse borrowing. The advantage of the lessor in such circumstances is in part transferred to KLM resulting in lower rental payments.

KLM concluded (leveraged) cross-border capital leases for a total of 80 aircraft, where the risk and return of ownership remains with KLM as lessee.

As per March 31, 2004 and 2003 the Company had financial lease commitments for EUR 3,493 million and EUR 3,612 million, respectively.

The redemption of financial leases for each of the following fiscal years are (in millions of euro):

2004/2005	182
2005/2006	328
2006/2007	490
2007/2008	595
2008/2009	359
after 2008/2009	1,539

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

As of March 31, 2004 the purchase value of aircraft for which financial lease commitments have been concluded amounted to EUR 4,539 million (last fiscal year EUR 3,868 million), accumulated depreciation amounted to EUR 1,462 million (last fiscal year EUR 1,330 million).

The majority of the financial lease commitments had fixed interest rates which ranged from 2.0% to 15.6%. Variable rate commitments averaged, after taking interest rate contracts into account, 3.5% for fiscal 2003/2004. The overall average interest percentage on financial lease commitments was 4.2%.

Disclosure on the fair value of financial instruments (SFAS 107)

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Although management uses its best judgement in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. Therefore the estimates presented are not necessarily indicative of the amounts that the Group could realize in a current market exchange or the value that ultimately will be realized by the Group upon maturity or disposition.

The following table summarises the carrying amounts and estimated fair values of the Group’s financial instuments:

	March 31, 2004		March 31, 2003
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Assets
Financial fixed assets
- Receivables from holdings	4	4	18	18
- Triple A bonds/deposits	286	349	311	371
- Derivatives	368	368	482	482
- Other financial fixed assets	180	180	152	152
Cash and marketable securities	663	663	608	608

Liabilities
Perpetual debt	507	446	544	499
Financial lease commitments	3,493	3,591	3,295	3,222
- maturing within one year	(182)	(182)	(251)	(251)
Other long-term debt	420	98	448	177
- maturing within one year	(10)	(10)	(65)	(65)
Current liabilities	1,856	1,856	2,190	2,190

Concentration of credit risk (SFAS 105)

Most of the holdings are air transport related holdings. As of March 31, 2004 and 2003 total holdings and receivables from holdings in air transport or related industries amounted to EUR 174 million and EUR 164 million respectively.

Of the commitments for tangible fixed assets on order or under construction, EUR 494 million and EUR 1,042 million as of March 31, 2004 and 2003 respectively, relates to aircraft. The advance payments on aircraft amounted to EUR 276 million and EUR 604 million as of March 31, 2004 and 2003, respectively.

As of the date of this annual report, we are exposed to market risks caused by movements in foreign exchange rates, interest rates and fuel prices. KLM constantly works towards reducing these risks. To this end, it concludes various hedging transactions, in part making use of derivatives, subject to internal guidelines. KLM does not hold derivatives for trading purposes. To minimize the credit risk of financial instruments, KLM enforces specific procedures and codes of conduct relating in part to the creditworthiness of contract partners. In long-term derivatives only counter-parties with a minimum AA- rating (based on assessments of credit agencies with a good standing) are selected. For derivatives with a maturity of less than 12 months, counter-parties with an A- rating may be selected.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Interest rates

Interest rates excluding the effects of derivatives are as follows:

	Average	Range
	variable	of fixed	Average
	rate	rates	rate
2003/2004
Subordinated perpetual loans	—	5.3 - 5.8%	5.5%
Financial lease commitments	3.4%	2.1 - 15.6%	5.4%
Other loans	1.4%	1.2 - 7.1%	1.6%

2002/2003
Subordinated perpetual loans	—	5.3 - 5.8%	5.4%
Financial lease commitments	3.7%	4.4 - 11.3%	7.0%
Other loans	1.4%	1.2 - 6.6%	4.4%

Income Taxes

Income before taxes based on Netherlands GAAP, but discussed in accordance with SFAS 109, is analyzed over its component parts as follows:

	For the years ended March 31,
	2004	2003	2002
The Netherlands	22	(555)	(195)
Foreign	9	(67)	(29)

	31	(622)	(224)

The components of income tax are as follows:

	For the years ended March 31,
	2004	2003	2002
The Netherlands
Current taxes	5	(133)	(17)
Deferred taxes	(2)	(63)	(54)
Foreign
Current taxes	4	(10)	—
Deferred taxes	—	—	3

	7	(206)	(68)

The components of income tax entirely relate to taxation on continuing operations.

In fiscal year 2003/2004 a deferred tax charge of EUR 7 million (for fiscal year 2002/2003 EUR 20 million deferred tax benefit) was recorded through other comprehensive income.

The weighted average statutory tax rates reflected in the following table are computed by applying the applicable current rates to the Company’s earnings in each country.

	For the years ended March 31,
	2004	2003	2002
	%	%	%
Weighted average percentage, based on current tax rates (benefit)	34.5	34.5	35
Tax effect of exempt income	(24.3)	(3.1)	(8.1)
Tax effect of non-deductible expenses	12.9	0.6	3.1

Effective tax (benefit) rates	23.1	32	30

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Deferred tax assets are recognized for net operating losses as it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. Deferred tax balances relate substantially to continuing operations. A cumulative valuation allowance was EUR 20 million as of April 1, 2002. In fiscal year 2002/2003, the valuation allowance increased by EUR 11 million to EUR 31 million cumulative. In fiscal year 2003/2004 the valuation allowance increased with EUR 3 million and accumulated to EUR 34 million as per March 31, 2004. The valuation allowance fully relates to the carry forward loss compensation recognized as a deferred tax asset. Total deferred tax assets as of March 31, 2004 are EUR 335 million (EUR 372 million as of March 31, 2003), and total deferred tax liabilities as of March 31, 2004 are EUR 208 million (EUR 213 million as of March 31, 2003). The net tax benefits on the discontinued operation for the years ended March 31, 2003 and 2002 amounted to EUR 15 million and EUR 10 million respectively and have been fully provided for through the valuation allowance.

KLM has carry forward losses in an amount of EUR 644 million relating to losses in the Netherlands and abroad. These losses may be carried forward and offset against future income indefinitely.

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

More detailed information concerning tax effects is disclosed in note 3 to the consolidated financial statements.

Pension Costs (SFAS 87/SFAS 132)

Pension benefits of the majority of the Company’s staff in The Netherlands and of expatriate Dutch employees are covered by three separate contributory pension plans: a ground staff plan, a cockpit staff plan and a cabin staff plan. These separate plans are embedded in independent foundation, which are managed by an independent administrator. Each plan is governed by a separate independent Board. KLM has no influence on investments and no direct influence on funding. Plan assets consist primarily of government and corporate debt securities, marketable equity securities, real estate (funds) and money market fund shares. The plans hold no investment in KLM shares or in KLM real estate.

For UK based staff, two separate contributory pension plans exist with different sections for different groups of employees. Each plan is administrated by an independent trustee.

Our subsidiary Transavia Airlines B.V. has two defined contribution schemes for ground staff and cockpit staff respectively. The plan assets of these schemes are administered by an independent asset manager.

Furthermore, KLM and its subsidiaries have a few insignificant pension schemes, which principally relate to defined contribution schemes for personnel based in the Netherlands, Japan, Canada and Germany.

As the three Dutch contributory pensions plans represent approximately 93% of the total pension plan assets, the following details on investing policies and strategies relate solely to these independent plans.

The foundations have adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic, long-term asset allocation mix designed to best meet the long-term pension requirements. The asset allocation mix is based on ALM studies. This asset allocation policy mix is reviewed every 5-7 years and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The following table summarizes the actual asset mix of the three pension plans for fiscal year 2003/2004 and 2002/2003.

	March 31, 2004	March 31, 2003
Debt securities	46%	51%
Equity securities	39%	35%
Real estate	11%	12%
Other	4%	2%

Total	100%	100%

Pension plan investments are determined for each asset category and diversified over different regions and segments within the category. The diversification within each asset category is based on several recent strategic studies by independent asset managers.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

In fiscal year 2003/2004, the strategic asset mix has remained unchanged. The investment portfolios have been rebalanced in April 2003 and no additional rebalancing has taken place during fiscal year 2003/2004. The tactical underweighting of shares was continued in the first quarter but was gradually phased out in the second and third quarter. In the fourth quarter shares have been overweighted at the expense of bonds as macro-economic indicators had indicated positive developments on the U.S. economy. In the last two quarters real estate investments have been slightly underweighted.

In fiscal year 2003/2004 the currency exposures with respect to plan assets denominated in foreign currencies were hedged for a significant part (75%-100%).

The method used to determine expected return for each category.

The foundations review its rate of return on plan assets assumptions annually. These assumptions are largely based on the asset category rate-of-return assumptions developed annually with the Company’s pension actuaries. The actuaries’ asset category return assumptions are based in part on a review of historical asset returns, but in recent years have also emphasized current market conditions to develop estimates of future risk and return. Current market conditions include the yield-to-maturity and credit spreads on a broad bond market benchmark in the case of fixed income asset classes, and current prices as well as earnings and dividend growth rates in the case of equity asset classes. The assumptions are also adjusted to account for the value of active management the funds have provided historically.

For the two major asset categories, debt securities and equity securities, annual returns were assumed of 3.7% and 7.5% respectively. Given the asset mix of the three foundations (debt securities ranging from 40%-50% and equity securities ranging from 50%-60%), the total expected rate of return on plan asset is 5.0%.

PBO, NPPC, plan assets and funded status

Under Netherlands GAAP for fiscal year 2003/2004 a net pension expense of EUR 269 million is included, for fiscal year 2002/2003 EUR 230 million and for fiscal year 2001/2002 EUR 144 million was included. Participation in the respective plans is mandatory. Pension costs, which are actuarially determined, are funded and with minor exceptions fully vested.

The accumulated benefit obligation for all defined benefit pension plans was EUR 6,195 million at March 31, 2004. The expected net periodic pension costs for fiscal year 2004/2005 are EUR 122 million.

The estimated contributions expected to be paid to the plan during fiscal year 2004/2005 are EUR 285 million. The measurement date is March 31, 2004, which equals the balance sheet date.

The benefit plans cost and funded status of the Company’s staff in The Netherlands as well as those of expatriate Dutch employees for the fiscal years ended March 31, 2004, 2003 and 2002 were also computed in accordance with SFAS No. 87, Employers’ Accounting for Pensions and SFAS No. 132, Employers disclosures about pensions and other postretirement benefits as follows:

	For the years ended March 31,
Projected Benefit Obligation (PBO)	March, 2004	March, 2003
PBO at beginning year	6,753	6,252
Service cost	229	245
Interest cost	397	353
Plan participant contributions	38	—
Benefits paid	(307)	(207)
Effect of change in assumptions	—	81
Actuarial (Gains) / Losses	38	29
Foreign currency charges	3	—
Plan amendments	75	—
Net transfer in/(out)	3	—

Projected benefit obligation at end of year	7,229	6,753

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

	For the years ended March 31,
Net Periodic Pension Cost	2004	2003	2002
Service cost	229	245	236
Interest cost	397	353	330
Expected return on assets	(539)	(545)	(518)
Amortization:
Transition Amount	(49)	(49)	(48)
Prior service cost	23	22	22
Net actuarial (Gain)/Loss	84	25	(18)

Net periodic pension cost	145	51	4

Change in assets	March 31, 2004	March 31, 2003
Assets at beginning of year	7,437	7,786
Plan amendments	—	—
Actual return on assets	1,259	(288)
Employer contributions	311	146
Plan participant contributions	38	—
Foreign currency charges	1	—
Net transfer in/(out)	4	—
Benefits and expenses paid	(307)	(207)

Assets at end of year	8,743	7,437

	March 31, 2004	March 31, 2003
Funded status	1,514	684
Unrecognized net (gain)/losses	529	1,328
Unrecognized transition obligation / (asset)	(75)	(125)
Unrecognized prior service cost	190	137

Prepaid pension cost	2,158	2,024

Amounts recognized in the balance sheet consists of:
Prepaid pension costs	2,168	2,017
Pension liability	(82)	(44)
Accumulated other comprehensive income	72	51

	2,158	2,024

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans of KLM uk’s staff with accumulated benefit obligations in excess of plan assets, included in the prepaid pension costs disclosed above, were EUR 214 million, EUR 198 million and EUR 136 million, respectively, as of March 31, 2004. A minimum pension liability of EUR 72 million (fiscal year 2002/2003: EUR 51 million) is recognized under “Accumulated other comprehensive income”.

	March 31, 2004	March 31, 2003
Assumptions
Discount rate	5.3%	5.5%
Total salary increase	5.8%	4.0%
Rate of return	5.0%	7.0%

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Postretirement Benefits (SFAS 106/SFAS 132)

SFAS 106, Postretirement Benefits is already implemented under Netherlands GAAP financial statements. Under Netherlands GAAP for fiscal year 2003/2004 a net provision of EUR 72 million is included, for fiscal year 2002/2003 EUR 69 million and for fiscal year 2001/2002 EUR 67 million was included.

The measurement date is March 31, 2004, which equals the balance sheet date. The expected net periodic benefit costs for fiscal year 2004/2005 are EUR 10 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was passed by Congress and signed into law on December 8, 2003. The Act establishes a voluntary prescription drug benefit beginning January 1, 2006. The Act also provides for the government to pay a special subsidy equal to 28% of a retiree’s covered prescription drug expenses between $250 and $5,000 (adjusted annually by the percentage increase in Medicare per capita prescription drug costs), to employers who sponsor retiree prescription drug plans. The Company elected to include the effects of the Act in the Accumulated Pension Benefit Obligation (APBO) and, as of March 31, 2004 on the Net Periodic Pension Cost (NPPC) of fiscal year 2003/2004. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information.

We have determined that the Company’s plan was actuarially equivalent to the Medicare plan. By comparing the payments of the Company’s plan with the payments of the Medicare part D plan on a prescription drug claims tape from the insurance carrier, the Company’s plan proved to provide a higher level of benefits. The required contribution from the retiree for the coverage is less for the Company’s plan than for the Medicare part D plan.

We calculated the approximate subsidy per Medicare-eligible retiree beginning in 2006 to be USD 360. The subsidy in effect, reduced the per capita costs by USD 360. The assumptions on the participation rate remained unchanged. We then valued this subsidy and calculated the reduced liability (APBO) and service cost, and expense savings using a discount rate of 6.25% as of January 1, 2004. The impact of the subsidy was to reduce the APBO by USD 2.1 million at March 31, 2004 and expense for the fiscal year 2003/04 by USD 0.031 million.

None of the federal subsidy related to prescription drug costs included in the APBO was recognized immediately as a component of income from continuing operations. The entire reduction was amortized as an actuarial gain in accordance with SFAS No. 106.

The Company’s benefit plans cost and funded status for fiscal years ended March 31, 2004, 2003 and 2002 were computed in accordance with SFAS No. 106, Postretirement Benefits and SFAS No. 132, Employers disclosures about pensions and other postretirement benefits as follows:

	For the years ended March 31,
Net Periodic Benefit Cost	2004	2003	2002
Net service cost	2	3	2
Interest cost	6	6	7
Expected return	—	—	—
Amortization of
Transition (asset/ obligation)	1	1	2
Prior service cost	(1)	—	—
Net actuarial gains	2	2	1

Net periodic benefit cost	10	12	12

Change in benefit obligation	March 31, 2004	March 31, 2003
Benefit obligation at beginning year	107	102
Service cost	2	3
Interest cost	6	6
Plan amendments	(4)	—
Benefits paid	(4)	(4)
Actuarial result	(2)	5
Foreign currency effect	(6)	(5)

Benefit obligation at end of year	99	107

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Postretirement Benefits (SFAS 106/SFAS 132) - (Continued)

Change in plan assets	March 31, 2004	March 31, 2003
Fair value at beginning of year	—	—
Actual return	—	—
Contributions	4	4
Benefits paid	(4)	(4)

Fair value at end of year	—	—

	March 31, 2004	March 31, 2003
Funded status	(99)	(107)
Unrecognized net losses	30	36
Unrecognized prior service cost	(7)	(4)
Unrecognized obligation at transition	4	6

Net amount recognized	(72)	(69)

Assumptions	March 31, 2004	March 31, 2003
Discount rate	5.9%	5.5%
Increase rate benefit	4.8%	3.0%

Sensitivity to change in health care cost trend rates

Effect of a 1% increase in trend rates
Service and interest cost	9
End of the year accumulated postretirement benefit obligation	119

Effect of a 1% decrease in trend rates
Service and interest cost	7
End of the year accumulated postretirement benefit obligation	92

For measurement purposes, a 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal year 2004/2005 and the years thereafter.

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

Guarantees

Guarantees have been provided up to an amount of EUR 74 million of which EUR 50 million relates to various guarantees provided by KLM to third parties on behalf of consolidated holdings. The guarantees mainly relates to financial lease commitments (EUR 47 million), passenger handling (EUR 3 million), bank guarantees (EUR 17 million), guarantees for personnel mortgages (EUR 5 million) and some other small guarantees (EUR 2 million). Except for the financial lease commitments no obligation has been recorded in relation to these guarantees.

The guarantees expire as follows:

2004/2005	13
2005/2006	5
2006/2007	17
2007/2008	0
2008/2009	29
after 2008/2009	10

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Goodwill and Other Intangible Assets

In connection with the annual goodwill impairment evaluation required by SFAS 142, we determined that there was no impairment, and accordingly, no impairment loss was recorded under U.S. GAAP in the statements of earnings for fiscal year 2003/2004.

The following table shows U.S. GAAP net income in prior years on a pro forma basis to show the effects of non-amortization of goodwill:

	For the years ended March 31,
	2004	2003	2002
Net income in conformity with U.S. GAAP	62	(267)	(2)
Add back: Amortization of goodwill	—	—	7

Pro forma net income	62	(267)	5
Basic earnings per share	1.37	(5.97)	(0.08)
Add back: Amortization of goodwill	0.00	0.00	0.15

Pro forma earnings per share	1.37	(5.97)	0.07

The aggregate amortization expense for the fiscal year ended March 31, 2004 was EUR 14 million. The following table summarizes the estimated amortization expense for the coming five years:

		Advance payments
	Software	on software	Total
2004/2005	15	—	15
2005/2006	10	—	10
2006/2007	6	—	6
2007/2008	6	—	6
2008/2009	5	—	5

	42	—	42

Disclosure on SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset

In our fiscal year 2002/2003 we recognized an impairment loss of EUR 78 million in respect of aircraft. The impairment loss related to the Boeing 747-300 sub-type. In that fiscal year management took the decision to retire this subtype due to its relatively high operational costs (high fuel consumption, unfavorable cockpit configuration) and low operational performance compared to newer sub-types. The fair value of this aircraft sub-type was on pressure since several airlines decided to retire this sub-type for the same reasons.

We determined the fair value of these aircraft base on external assessments (Aircraft Value Reference Guide).

The impairment charge was included in depreciation and amortization charges on the line item “Operating expenses” in the statement of earnings for the fiscal year ended March 31, 2003 under Netherlands GAAP and U.S. GAAP.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (FASB) published Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities , which was amended by FIN 46R, issued in December 2003. FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity’s expected losses, receives a majority of the other entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called “Variable Interest Entities” (VIE).

FIN 46R requires companies to determine whether a financing or other arrangement constitutes a VIE. If a company concludes that such an arrangement is a variable interest entity, the company must then evaluate whether it is the primary beneficiary. The primary beneficiary of a variable interest entity is required to consolidate the entity for financial statement purposes. Variable interest entities are those that: 1) have insufficient equity investment at risk to finance their activities without additional subordinated support or 2) lack essential characteristics of a controlling financial interest including, among others, the obligation to absorb expected losses, or the right to receive expected residual returns, of the entity. The primary beneficiary is the enterprise that is obligated to absorb the expected losses or has a right to receive the expected residual returns. FIN 46 was effective immediately for variable interest entities created, or in which the Company obtains an interest, after January 31, 2003. For all variable interest entities created on or before January 31, 2003, the FASB delayed the initial effective date of the provisions until the quarter ending December 31, 2003, but encouraged early adoption. FIN 46R became effective for KLM as a foreign registrant on April 1, 2004. KLM has completed its evaluation of its interests in VIEs.

We have variable interests in the following types of variable interest entities:

Aircraft operating leases

We are the lessee in a series of operating leases. In some circumstances the lessors are trusts established specifically to purchase, finance and lease aircraft to us. We are generally not the primary beneficiary of the leasing entities if the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed-price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. This is the case for most of our operating leases. Our maximum exposure under these leases is the remaining lease payments, which are reflected in future lease commitments in note 12 to the consolidated financial statements

We are the lessee of four operating leases where we are exposed to a residual value risk, which is considered a variable interest under FIN 46. We determined, however, based on an analysis of expected future cash flows that the Company is not the primary beneficiary. The maximum exposure with respect to this residual value risk amounts to EUR 12 million.

Aircraft capital leases

We have entered into several transactions with special purpose entities (SPEs) in connection with capital lease structures for aircraft. These structures do not qualify as off balance sheet structures. We generally transfer aircraft to SPEs and obtain the right to use these assets for our operations based on financial lease agreements. Under FIN 46R these SPEs are considered Variable Interest Entities of which KLM is the primary beneficiary, since KLM absorbs the majority of risks with respect to expected losses and expected residual returns associated with the aircraft. Consistent with previous years, these SPEs are fully consolidated within our financial statements and form an integral part of the disclosures on assets and liabilities that are included in this annual report.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Reporting Comprehensive Income (SFAS 130)
The figures stated in the table below are net of tax amounts.
(in millions of euro)

				Total
	Foreign			accumulated
	currency	Unrealized	Minimum	other
	translation	gain/loss	pension	comprehensive
	adjustments	derivatives	liability	income/(loss)
Balance sheet as of March 31, 2001	(16)	—	—	(16)
Impact of first time application SFAS 133/138		(23)		(23)
Current-period change	30	23	—	53

Balance sheet as of March 31, 2002	14	—	—	14
Current-period change	(27)	(39)	(38)	(104)

Balance sheet as of March 31, 2003	(13)	(39)	(38)	(90)
Current-period change	(19)	14	(9)	(14)

Balance sheet as of March 31, 2004	(32)	(25)	(47)	(104)

In accordance with paragraph 132 (a) of SFAS 115, marketable securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. For fiscal year 2003/2004 the fair value is equal to the cost price of the marketable securities as these securities can be considered a short-term instrument (maturing within one year).

Summary of changes in stockholders’ equity in conformity with U.S. GAAP:

	Years ended March 31, 2002, 2003 and 2004
	Capital paid-in and called
						Accumulated
		Cumulative	Cumulative			other com-		Total stock-
	Priority	preference	preference	Common	Paid-in	prehensive	Other	holders’
In thousands of euro	shares	shares A	shares C	shares	surplus	income	reserves	equity
Balance sheet as of March 31, 2001	3	17,625	14,100	93,619	473,736	(16,439)	2,646,203	3,228,847
Distribution from net income 2000/2001							(29,846)	(29,846)
Own shares							(6,752)	(6,752)
Other comprehensive income						30,539		30,539

	3	17,625	14,100	93,619	473,736	14,100	2,609,605	3,222,788
Net loss 2001/2002							(2,495)	(2,495)

Equity as of March 31, 2002							2,607,110	3,220,293
Distribution from net income 2001/2002							(11,122)	(11,122)
Own shares							(10,678)	(10,678)
Other comprehensive income						(104,067)		(104,067)

	3	17,625	14,100	93,619	473,736	(89,967)	2,585,310	3,094,426
Net loss 2002/2003							(267,145)	(267,145)

Equity as of March 31, 2003							2,318,165	2,827,281
Distribution from net income 2002/2003							(5,916)	(5,916)
Other comprehensive income						(14,101)		(14,101)

	3	17,625	14,100	93,619	473,736	(104,068)	2,312,249	2,807,264
Net income 2003/2004							62,178	62,178

								2,869,442

For fiscal year 2003/2004 no distribution will be made to holders of common shares. The following distributions will be made to holders of cumulative preference shares and charged to “Other reserves”:

-	Cumulative preference shares A, 6% on the shares, involving an amount of EUR 1,057,500

-	Cumulative preference shares C, 4.98% on the shares, involving an amount of EUR 702,180

A distribution will be made to holders of priority shares of EUR 2,223.

The rights and privileges associated with the various categories of KLM’s outstanding shares are described in “Item 10.B Additional Information -Memorandum and articles of association”.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Earnings per common share

The computational components of basic net income (loss) per share are as follows (based on U.S. GAAP figures):

	Numerator	Denominator	Per share
	(net income)	(shares)	amount
Shares outstanding as of March 31, 2004		46,809,699
Effect of purchased own shares (weighted average during the year 2003/2004)		(2,621,542)
Net income	62
Attributable to holders of preference shares *	(2)

	60	44,188,157	1.37

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares (weighted average during the year 2002/2003)		(1,739,155)
Net loss	(267)
Attributable to holders of preference shares *	(2)

	(269)	45,070,544	(5.97)

Shares outstanding as of March 31, 2002		46,809,699
Effect of purchased own shares (weighted average during the year 2001/2002)		(1,127,992)
Net loss	(2)
Attributable to holders of preference shares*	(2)

	(4)	45,681,707	(0.08)

The computational components of diluted net income (loss) per share are as follows (based on U.S. GAAP figures):

	Numerator	Denominator	Per share
	(net income)	(shares)	amount
Shares outstanding as of March 31, 2004		46,809,699
Effect of purchased own shares (weighted average during the year 2003/2004)		(2,621,542)
Potential shares associated with the share option plan		113,269
Net income	62
Attributable to holders of preference shares *	(2)

	60	44,301,426	1.36

Shares outstanding as of March 31, 2003		46,809,699
Effect of purchased own shares -weighted average during the year 2002/2003)		(1,739,155)
Potential shares associated with the share option plan		—
Net loss	(267)
Attributable to holders of preference shares *	(2)

	(269)	45,070,544	(5.97)

Shares outstanding as of March 31, 2002		46,809,699
Effect of purchased own shares (weighted average during the year 2001/2002)		(1,127,992)
Potential shares associated with the share option plan		—
Net loss	(2)
Attributable to holders of preference shares *	(2)

	(4)	45,681,707	(0.08)

*	Preference shares include priority shares, Cumulative preference shares A and Cumulative preference shares C.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Disclosure about Accounting for Stock-Based Compensation (SFAS 123)

The Company’s remuneration and share option plans are disclosed in the note 35, “Remuneration and share options” Awards in the context of the share option plan are accounted for under APB 25.

The pro forma net income, calculated as if the fair value of the options granted to option holders would have been considered as compensation costs, is as follows:

	For the years ended March 31,
	2004	2003	2002
Net income (loss) in accordance with U.S. GAAP (as reported)	62	(267)	(2)
Add back: Stock-based employee compensation included in reported net income	—	—	—
Stock-based employee compensation that would have been included in the determination of net income	(1)	(1)	(2)

Pro forma net income (loss)	61	(268)	(4)

Basic earnings per share in accordance with U.S. GAAP:
as reported	1.37	(5.97)	(0.08)
Add back: Stock-based employee compensation included in reported net income	—	—	—
Stock-based employee compensation that would have been included in the determination of net income	(0.01)	(0.02)	(0.05)

Pro forma earnings per share	1.36	(5.99)	(0.13)

The fair value of the Company’s option grants for the fiscal years 2004, 2003 and 2002 was estimated using a Black-Scholes option pricing model and the following assumptions:

	For the years ended March 31,
	2004	2003		2002
Risk-free interest rate	2.8	3.3		4.8
Expected dividend yield	1.4	1.5		1.4
Expected option life	5.0	5.0		5.0
Expected stock price volatility	43.9	53.4		38.4

Weighted average fair value (at grant date) of options granted during the year in EUR[1]	2.71	2.17	A	2.66	A
	—	2.57	B	3.59	B

Under its share option plan the Company has not awarded any options with an exercise price below the market value on the date of grant of the option.

Under Netherlands GAAP, compensation expense is only required to be recognised over the vesting period when the exercise price at the date of grant is lower than the KLM share price. When modifications are made to the exercise price after the grant date, similar accounting is required under Netherlands GAAP as compared to APB 25’s variable plan accounting.

1 As of fiscal year 2001/2002 option A and option B differ in weighted average fair value (see note 35, “Remuneration and share option plan”).

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

The following tables summarizes information about the stock options1 outstanding at March 31, 2004:

Fixed option plan KLM Management				as of March 31, 2004
					exercise
	number of	exercise	remaining	number of	price
	outstanding	price	contractual	exercisable	(weighted
Year granted	options	per option	life (average)	options	average)
1999	449,310	30.26	0.5	449,310	30.26
2000	425,700	37.70	1.6	425,700	37.70
2001	399,000	22.24	2.6	399,000	22.24
2002	419,000	13.79	3.6	419,000	13.79
2003	418,500	7.44	4.3	418,500	7.44

	2,111,510			2,111,510

Fixed option plan KLM Management	as of March 31, 2004			as of March 31, 2003			as of March 31, 2002
			exercise			exercise			exercise
			price			price			price
	number of		weighted	number of		(weighted	number of		(weighted
	options		average)	options		average)	options		average)
Outstanding (begin of the year)	2,134,990		28.24	2,116,720		31.78	1,887,222		32.92
Granted	418,500		7.44	424,500		13.78	408,000		22.21
Exercised	0			0			0
Forfeited	(17,150)			(19,140)			0
Expired	(424,830)		36.52	(387,090)		31.79	(178,502)		22.04

Outstanding (end of the year)	2,111,510		22.45	2,134,990		28.24	2,116,720		31.78

Weighted average fair value (grant date)	2.71	A		2.17	A		2.66	A
of options granted during the year				2.57	B		3.59	B

1 As of fiscal year 2001/2002 option A and option B differ in weighted average fair value (see note 35, “Remuneration and share option plan”)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Disclosure about derivative and hedge accounting (SFAS 133/SFAS 138)

Currency risks

In its operating cash flow, the Company has a substantial surplus in all major foreign currencies, with the exception of the U.S. dollar, in which it has a deficit. KLM hedges a part of its non-U.S. dollar cash flows by cash flow hedges. Changes in the fair value of these contracts are included in “Other Comprehensive Income” up to the date on which the effects of the results on the underlying positions materialize, in general when traffic occurs. Some currencies that have a strong correlation with the U.S. dollar are not being hedged to euro’s but to U.S. dollars instead.

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

Fuel price risks

KLM is significantly exposed to price risk on its fuel requirements. The Company uses cash flow hedges to reduce this price risk. Changes in the fair value of these derivatives are include in “Other Comprehensive Income” and are released in the profit and loss account (as a part of fuel expenses) when the hedged fuel consumption materializes.

Impact on equity and earnings

The result on derivatives, which did not qualify for hedge accounting under SFAS 133/138 during fiscal year 2003/2004, amounted to EUR 6.1 million negative. The impact on earnings of the ineffective part of cash flow hedges and fair value hedges is 0.1 EUR million positive. None of the derivatives, which initially qualified as hedges, exceeded their effectiveness criteria before expiration.

The debit balance of “Other Comprehensive Income” as of March 31, 2004 with respect to effective cash flow hedges amounted to EUR 25 million. A positive effect of EUR 4 million is expected to be released to the statement of earnings in fiscal year 2004/2005. The remainder (debit amount of EUR 29 million) will be charged in earnings over a period of 11 years.

Movements in Other comprehensive income during fiscal 2003/2004

In millions of euro, net of tax

Balance as of March 31, 2003	(39)
Released to profit and loss account	14
Changes in fair value during the year	—

Balance as of March 31, 2004	(25)

KLM ROYAL DUTCH AIRLINES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

28. Differences between Netherlands GAAP and U.S. GAAP - (Continued)

Consolidated statement of cash flows (SFAS 95)

The table below represents the cash flows for each of the years in the three years period ended March 31, 2004 in conformity with SFAS 95. The table below is based on net income under U.S. GAAP as a starting point. Futhermore, in accordance with paragraph 17 (c) of SFAS 95, in note 2 to our consolidated financial statements, disclosures are included on prepayments on aircraft, which are part of the cash flow from investing activities.

	For the Years Ended March 31,
	2004	2003	2002
Cash flow from operating activities:
Net income (loss)	62	(267)	(2)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	436	536	490
Provision for losses and accounts receivable	1	(9)	9
Results on sale of assets	1	42	(10)
Undistributed earnings of affiliates	8	7	19
Gain on sale of affiliates	(13)	(6)	(9)
Deferred taxes	58	(116)	(15)
Change in assets and liabilities:
Accounts receivable	20	190	122
Supplies	12	35	40
Prepaid expenses	(88)	(43)	(213)
Change in provisions	66	(5)	4
Current liabilities	(216)	(48)	182
Taxes and social insurance premiums	1	(9)	21
Deferred credits	(45)	(22)	(16)
Marketable securities	—	2	4
Share of third parties	—	1	—

Net cash provided by operating activities	303	288	626
Cash flow from investing activities:
Proceeds from sale of tangible fixed assets	149	305	64
Capital expenditures	(1,038)	(355)	(509)
Prepaid on capital expenditures	331	(361)	4
Net expansion of other holdings	10	(26)	149
Investment in inventory	38	10	(17)
Changes in the group of consolidated holdings	3	—	—
Marketable securities	(25)	—	—

Net cash provided by investing activities	(532)	(427)	(309)
Cash flow from financing activities:
Dividend paid	(6)	(11)	(30)
Increase in long-term debt	690	121	365
Decrease in long-term debts	(322)	(259)	(401)
Increase in long-term receivables	(70)	(78)	(161)
Decrease in long-term receivables	65	62	70
Other	(98)	(115)	28

Net cash provided by financing activities	259	(280)	(129)

Changes in cash	30	(419)	188
Cash, opening balance	608	1,027	839

Cash, closing balance	638	608	1,027

KLM ROYAL DUTCH AIRLINES

COMPANY BALANCE SHEET *
In millions of euro

Before appropriation of results

	Note	March 31, 2004		March 31, 2003
Fixed assets
Intangible fixed assets		47		60
Tangible fixed assets	29	3,893		3,589
Financial fixed assets	30	1,937		2,141

			5,877		5,790
Current assets
Operating supplies		195		196
Accounts receivable	31	1,005		1,039
Cash and marketable securities		592		559

		1,792		1,794
Current liabilities		2,134		2,191

Current assets less current liabilities			(342)		(397)

Assets less current liabilities			5,535		5,393

Long-term debt
Subordinated perpetual debt		507		544
Other long-term debt	32	3,116		2,900

			3,623		3,444
Provisions	33		266		261
Deferred credits			159		212
Stockholders’ equity	34
Paid-in and called capital		125		125
Paid-in surplus		474		474
Other reserves		864		1,293
Net profit (loss)		24		(416)

			1,487		1,476

			5,535		5,393

COMPANY STATEMENT OF EARNINGS
In millions of euro

	For the Years Ended March 31,
	2004	2003	2002
Results of holdings	34	(22)	(7)
KLM company income after tax	(10)	(394)	(149)

Net income (loss)	24	(416)	(156)

* The accompanying notes are an integral part of these consolidated financial statements

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS
In millions of euro

General

Reference is made to the notes to the consolidated financial statements unless stated otherwise.

Fixed assets

29. Tangible fixed assets

	March 31, 2004	March 31, 2003
Aircraft, spare engines and spare parts	3,125	2,518
Other tangible fixed assets	456	483

	3,581	3,001
Advance payments on tangible fixed assets on order or under construction	312	588

	3,893	3,589

	Aircraft,		Inventories,	Vehicles
	spare		machines	and other
	engines and	Buildings	and	tangible
	spare parts	and land	installations	fixed assets	Total
Purchase value as of March 31, 2003	4,885	704	508	94	6,191
Accumulated depreciation and diminution in value through fiscal year 2002/2003	2,367	388	382	53	3,190

Book value as of March 31, 2003	2,518	316	126	41	3,001

Changes in book value
Additions	876	6	35	6	923
Disposals	(22)	(1)	(4)	(5)	(32)
Depreciation	(243)	(24)	(32)	(8)	(307)
Other	(4)	1	(2)	1	(4)

Total changes	607	(18)	(3)	(6)	580

Purchase value as of March 31, 2004	5,116	705	479	88	6,388
Accumulated depreciation and diminution in value through fiscal year 2003/2004	1,991	407	356	53	2,807

Book value as of March 31, 2004	3,125	298	123	35	3,581

This overview includes aircraft for which financial lease agreements have been concluded. Their purchase value amounts to EUR 3,473 million (last fiscal year EUR 2,959 million) and accumulated depreciation amounts to EUR 1,145 million (last fiscal year EUR 1,121 million).

Other tangible fixed assets include assets whose availability is based on limited right of use, such as buildings on land held under long-term rental agreements or on leasehold, and assets acquired through financial lease agreements. The book value of these assets amounts to EUR 174 million (last fiscal year EUR 180 million).

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS - (Continued)

30. Financial fixed assets

	March 31, 2004	March 31, 2003
Consolidated holdings	590	574
Other holdings	192	197
Receivables from consolidated holdings	419	487
Receivables from other holdings	4	18

	1,205	1,276
Other financial fixed assets	732	865

	1,937	2,141

			Receivables
			from con-	Receivables	Other
	Consolidated	Other	solidated	from other	financial
	holdings	holdings	holdings	holdings	fixed assets	Total
Balance as of March 31, 2003	574	197	487	18	865	2,141
New/expansion	—	4	61	2	61	128
Sale/redemption	1	(1)	(88)	(11)	(101)	(200)
Share in results	34	(1)	—	—	—	33
Revaluation	(15)	(4)	(41)	(2)	(29)	(91)
Dividends received	(5)	(1)	—	—	—	(6)
Exchange rate differences and other	1	(2)	—	(3)	(64)	(68)

Balance as of March 31, 2004	590	192	419	4	732	1,937

Current assets

31. Accounts receivable

	March 31, 2004	March 31, 2003
Debtors	691	690
Receivables from consolidated holdings	179	154
Receivables from other holdings	10	3
Value added tax	22	33
Prepaid expenses	103	159

	1,005	1,039

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS - (Continued)

Long-term debt

32. Other long-term debt

	March 31, 2004	March 31, 2003
“Other long-term debt”, as listed in note 8 on page F-14	3,721	3,427
Loans obtained or repaid by consolidated holdings	(605)	(527)

	3,116	2,900

33. Provisions

	March 31, 2004	March 31, 2003
Postretirement health costs	72	69
Early retirement provision	17	21
Other staff commitments	53	72
Reorganization and restructuring	58	75
Frequent flyer program	33	24
Phase out operational lease aircraft	33	—

	266	261

34. Stockholders’ equity

The authorized capital of the Company is EUR 600 million. Of this amount, EUR 125.3 million is issued and fully paid-in. For information on the amounts per class of shares see under note 34 on page F-50.

The effects of the Air France tender offer on the composition of Equity and the related control as of May 4, 2004 (being the date of acceptance of the offer) are described in “Item 4 — Information on the Company”.

In connection with the minority interest of the State of The Netherlands in KLM’s share capital, KLM and the State of the Netherlands are parties to an option agreement.

Since 1994 the State of the Netherlands has had a right (the Option) to take such a number of EUR 2.00 B preference shares that the State would obtain an interest of up to 50.1% in KLM’s issued capital. Further to the combination with Air France, the Option has been retained with some amendments. The Option may be exercised only if KLM’s access to relevant markets is or will be denied or limited because a country is of the opinion that ownership or control of KLM is not predominantly in Dutch hands.

As of March 31, 2004, the State of the Netherlands held 8,812,500 cumulative preference shares A and 975 priority shares, to which a voting right attaches of 14.1%.

As of May 4, 2004, the State of the Netherlands holds only the cumulative preference shares A.

As of March 31, 2004, the Company held 2,621,542 re-purchased common shares with a total value of EUR 38 million. This amount has been deducted from “Other reserves”. The repurchase of own shares is related to cover future commitments arising from option rights granted to members of the Board of Managing Directors and senior managers. The nominal value of the re-puchased common shares amounts to EUR 3 million.

Recorded within the line items Exchange rate differences and other in “Other reserves” is a increase of EUR 14 million in respect of the fair value of cash flow hedges arising from the application of SFAS 133/138. The accumulated movement in value as of March 31, 2004 amounted to EUR 25 million negative. A positive effect of EUR 4 million is expected to be charged to the statement of earnings in fiscal year 2004/2005. The remainder (EUR 29 million) will be charged to the statement of earnings over a period of 11 years.

In connection with the capitalization of software developed in-house, an amount of EUR 42 million is included as a statutory reserve in “Other reserves” in accordance with article 365, Title 9, Book 2 of the Netherlands Civil Code.

KLM ROYAL DUTCH AIRLINES

NOTES TO THE COMPANY FINANCIAL STATEMENTS - (Continued)

34. Stockholders’ equity - (Continued)

			Fiscal years ended March 31, 2002, 2003, 2004
	Capital paid-in and called
		Cumulative	Cumulative				Total stock-
	Priority	preference	preference	Common	Paid-in	Other	holders’
In thousands of euro	shares	shares A	shares C	shares	surplus	reserves	equity
Balance as of March 31, 2001	3	17,625	14,100	93,619	473,736	1,461,638	2,060,721
Own shares						(6,752)	(6,752)
Change in accounting policies for heavy maintenance costs						77,396	77,396
Change in accounting policies for derivatives						(6,258)	(6,258)
Exchange rate differences and other						23,211	23,211

Balance as of March 31, 2002	3	17,625	14,100	93,619	473,736	1,549,235	2,148,318

Net result fiscal year 2001/2002						(156,293)	(156,293)
Dividend paid 2001/2002						(11,122)	(11,122)
Own shares						(10,678)	(10,678)
Exchange rate differences and other						(78,214)	(78,214)

Balance as of March 31, 2003	3	17,625	14,100	93,619	473,736	1,292,928	1,892,011

Net result fiscal year 2002/2003						(415,641)	(415,641)
Dividend paid 2002/2003						(5,916)	(5,916)
Exchange rate differences and other						(7,069)	(7,069)

Balance as of March 31, 2004	3	17,625	14,100	93,619	473,736	864,302	1,463,385

Net result fiscal year 2003/2004							23,867

Equity as of March 31, 2004							1,487,252

The paid-in surplus is fiscally exempt.

The “Other reserves” includes a translation reserve of EUR 32 million negative (fiscal year 2002/2003 negative EUR 13 million).

NOTES TO THE COMPANY FINANCIAL STATEMENTS - (Continued)

35. Remuneration and share option plan

Supervisory Board

The remuneration of the members of the Supervisory Board consists of a fixed fee per annum (EUR 36,302 for the Chairman, EUR 29,495 for the vice-chairman and EUR 22,689 for the other Board members) and a fee for each meeting of the Board’s Committees attended (EUR 1,361 for the chairman of the committee concerned, unless also the vice-chairman or chairman of the Board, and EUR 453 for the other members of the Board’s Committees). The total remuneration of current and former Supervisory Board members for the fiscal year was EUR 207,017 (fiscal year 2002/2003 EUR 211,668).

Individually, the remuneration of the current and former Supervisory Board members was as follows:

	2003/2004			2002/2003 [1]
	As member of			As member of
	the Supervisory	As member of		the Supervisory	As member of
	Board	committees	Total	Board	committees	Total
F.A. Maljers	36,302	1,359	37,661	36,302	1,359	37,661
C.J.A. van Lede	20,420	—	20,420	—	—	—
L.A.A. van den Berghe	22,689	1,812	24,501	22,689	2,718	25,407
D.G. Eustace	22,689	6,803	29,492	22,689	6,803	29,492
B. Geersing	22,689	2,718	25,407	22,689	1,812	24,501
W. Kok	17,016	—	17,016	—	—	—
J. Stekelenburg [2]	11,344	—	11,344	22,689	906	23,595
K.J. Storm	22,689	5,442	28,131	17,016	906	17,922
former:
A. Maas	7,373	—	7,373	29,495	906	30,401
M. Albrecht	5,672	—	5,672	22,689	—	22,689

	188,883	18,134	207,017	196,258	15,410	211,668

None of the Supervisory Board members held securities in KLM as of March 31, 2004. Supervisory Board members may not participate in the share option plan described below. As of March 31, 2004, the Supervisory Board members had no commitments in respect of loans, advances or guarantees granted to them by KLM.

Board of Management

The Supervisory Board determines the remuneration package, targets and performance of the members of the Board of Management each year. In addition to a fixed annual salary, the members of the Board of Management receive an annual variable remuneration up to a maximum of 50% of the fixed salary (30% relating to targets with respect to Company results, 20% relating to targets with respect to personal performance). The variable remuneration paid and recognized in a year relates to the targets realized in the previous year. Members of the Board of Management are also granted options on KLM shares each year. The receipt of options is based on personal performance. Options also serve to increase longer-term commitment to the Company. The maximum number of options that a member of the Board of Management may receive each year is 25,000.

The total remuneration, including employer pension contributions, of members of the Board of Management for the fiscal year amounted to EUR 3,176,066 (fiscal year 2002/2003 EUR 4,614,561).

Fiscal year 2003/2004	Fixed salary	Variable	Targets realized	Pension 3/4	Upon standing down	Total
L.M. van Wijk	644,993	—	partially	88,298	—	733,291
P.F. Hartman	549,996	—	partially	170,131	—	720,127
C. van Woudenberg	469,994	—	partially	183,358	—	653,352
R.A. Ruijter	469,994	—	partially	599,302	—	1,069,296

	2,134,977	—		1,041,089		3,176,066

Fiscal year 2002/2003	Fixed salary	Variable	Targets realized	Pension [3]	Upon standing down	Total
L.M. van Wijk	628,193	317,802	partially	388,078	—	1,334,073
P.F. Hartman	514,321	271,289	partially	568,118	—	1,353,728
C. van Woudenberg	447,733	227,335	partially	365,367	—	1,040,435
R.A. Ruijter	447,733	151,398	partially	287,194	—	886,325

	2,037,980	967,824		1,608,757	—	4,614,561

[1]	Amounts for fiscal year 02/03 have been restated for comparative purposes and relate to the Supervisory Directors’ remuneration alllocatable to the fiscal year.

[2]	Mr. Stekelenburg died on September 22, 2003.

[3]	Including past-service commitments.

[4]	Mr. Ruijter’s pension costs include the cost of purchasing additional membership time, which is paid in part by KLM.

NOTES TO THE COMPANY FINANCIAL STATEMENTS - (Continued)

35. Remuneration and share option plan - (Continued)

The variable remuneration in the table above relates to performance in 2002/2003; being payable in 2003/3004 it is disclosed in the Annual Report. The performance-based targets related to an improvement in the Company’s results and operational conditions. In the light of the cost savings program introduced in April 2003, however, the Board of Management decided in advance to waive in full the variable remuneration for 2002/2003 payable in 2003/2004.

The criteria on the variable remuneration for performance in fiscal year 2003/2004 relate to the realization of net income and the formation of an alliance with a major European partner. The variable remuneration for fiscal year 2003/2004 will be settled in fiscal year 2004/2005 and disclosed in the fiscal year 2004/2005 annual report.

The current and former members of the Board of Management had the following positions with respect to options on KLM shares as of March 31, 2004:

	Options granted					Number of	Total number
	(number of shares		Exercise price			options	as of March 31,
Year granted	that can be obtained)		per share		Expiration date	exercised	2004
L.M. van Wijk:
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A
2003	25,000		7.44		June 30, 2008	—	25,000

	125,500					—	125,500
P.F. Hartman:
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A
2003	25,000		7.44		June 30, 2008	—	25,000

	125,500					—	125,500
C. van Woudenberg:
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A
2003	25,000		7.44		June 30, 2008	—	25,000

	125,500					—	125,500
R.A. Ruijter :
2001	25,000	A	23.45	A	October 20, 2006	—	25,000	A
2002	25,000	A	14.69	A	October 19, 2007	—	25,000	A
2003	25,000		7.44		June 30, 2008	—	25,000

	75,000					—	75,000
former
R.J.N. Abrahamsen:
1999	25,500		30.26		October 15, 2004	—	25,500
2000	25,000		37.70		October 21, 2005	—	25,000

	50,500					—	50,500

As of March 31, 2004, the members of the Board of Management together held no securities in KLM other than the options below. As of March 31, 2004, the members of the Board of Management had no commitments in respect of loans, advances or guarantees granted to them by KLM.

NOTES TO THE COMPANY FINANCIAL STATEMENTS - (Continued)

35. Remuneration and share option plan - (Continued)

Senior officers

Options on KLM shares had also been granted to approximately 120 senior officers as of March 31, 2004:

				Number of	Number of	Total number
	Options	Exercise price		options	options	as of March 31,
Year granted	granted [1]	per share	Expiry date	exercised	withdrawn	2004
1999	358,530	30.26	October 15, 2004	—	11,220	347,310
2000	332,700	37.70	October 21, 2005	—	7,000	325,700
2001 A	203,500	23.45	October 20, 2006	—	4,000	199,500
2001 B	104,500	18.61	October 20, 2006	—	5,000	99,500
2002 A	200,500	14.69	October 19, 2007	—	2,000	198,500
2002 B	124,000	11.56	October 19, 2007	—	3,500	120,500
2003	318,500	7.44	June 30, 2008	—	—	318,500

	1,642,230			—	32,720	1,609,510

The receipt of options is based on personal performance; options also serve to increase longer-term commitment to the Company. The maximum number of options that may be received is related to the recipient’s job grade.

Notes to the share option plan

As from 2003 the exercise price of the options has been based on a vesting price equal to the weighted average quote for KLM shares as calculated by Bloomberg on the first working day after KLM’s Annual General Meeting. The exercise price of the option series granted before 2003 was at least equal to the quoted price on the data granted.

As a result of amended tax rates, the exercise price of the option rights in 1999 and 2000 consisted of an amount equal to such a percentage of the vesting price that the fiscal value of the option was 4% of the value of the KLM share.

Following the introduction of fiscal legislation enabling option recipients to elect for taxation upon the vesting of an option or upon the exercise of an option, the share option plan allows option recipients to elect for 2001 and 2002 for (i) an exercise price that is equal to a percentage of the vesting price such that the fiscal value of the option is 4% of the value of the KLM share (Option A, as indicated in the above tables), or (ii) an exercise price that is equal to the vesting price (Option B, as indicated in the above table). Options may be exercised at any moment during the exercise period, subject to applicable regulations on the prevention of insider trading and a waiting period of two years in the case of options granted in 1998 and three years in the case of options granted from 1999 onwards. In 2003 option recipients were offered a single plan whereby tax is payable on exercise, with the exercise price being equal to the vesting price. Options may be exercised at any moment during the exercise period, subject to applicable regulations on the prevention of insider trading and a waiting period of three years in the case of options granted from 1999. The waiting period has been changed in light of Air France’s offer for common KLM shares becoming unconditional, as explained below.

To settle the tax liability on options granted between 1999 and end-2002, option recipients have been offered a six-month interest-free loan with a commitment to repay one sixth on the loan per month.

As of March 31, 2004 obligations in connection with options granted had been covered through the repurchase of own shares and the purchase of share options. Such hedging transactions take place at the moment options are granted. The purchase price of the KLM shares is charged to “Other reserves” (see note 34 to “Stockholders’ equity”). The premium paid for the share options (EUR 0.4 million) is amortized through salaries and benefits on a straight-line basis over five years.

Following Air France’s offer for the common shares in KLM becoming unconditional, options on KLM shares already granted were converted into options on Air France shares. Conversion was based on the method applied for the conversion of the options listed on Euronext Amsterdam. Recipients of options in the 1999 and 2000 series may elect for an alterative conversion formula. These options can be valued on the basis of the Black-Scholes model and converted into the countervalue of Air France warrants. All other conditions in the current plan shall remain applicable with the exception of the three-year waiting period, which has been abolished.

1 number of shares that can be obtained.

NOTES TO THE COMPANY FINANCIAL STATEMENTS - (Continued)

36. Commitments and contingent liabilities

Tangible fixed assets on order

As of March 31, 2004 commitments relating to orders of tangible fixed assets amount to EUR 478 million (last fiscal year EUR 965 million). Of this amount EUR 442 million relates to aircraft (last fiscal year EUR 920 million) of which EUR 104 million is due in fiscal year 2004/2005. The remainder of the commitments as of March 31, 2004 amounted to EUR 36 million (last fiscal year EUR 45 million) and is related to other tangible fixed assets. Commitments relating to the fleet for the next five fiscal years and thereafter:

2004/2005	104
2005/2006	184
2006/2007	154
2007/2008	—
2008/2009	—
after 2008/2009	—

Rental agreements

As of March 31, 2004 KLM has long-term rental commitments amounting to EUR 1,476 million (last fiscal year EUR 1,521 million). Commitments for the next five fiscal years and thereafter:

	Operational leases	Rental of
	of aircraft	buildings
2004/2005	181	35
2005/2006	166	17
2006/2007	141	16
2007/2008	108	14
2008/2009	103	14
after 2008/2009	442	183

Guarantees

As of March 31, 2004 guarantees were provided up to an amount of EUR 74 million (last fiscal year EUR 174 million) of which EUR 50 million relates to consolidated holdings (last fiscal year EUR 114 million).

Guarantees were further provided for a number of consolidated holdings in accordance with Article 403, Book 2, of The Netherlands Civil Code. This information is part of the information on capital interests which has been filed with the Trade Register of the Chamber of Commerce in Amsterdam. The debts of the companies which are included in the consolidated balance sheet as of March 31, 2004 amounted to EUR 53 million (last fiscal year EUR 74 million).

The Company is a member of a fiscal unit and is accordingly jointly and separately liable for taxes payable by the fiscal unit as a whole.

SCHEDULE VIII - VALUATION AND QUALIFYING ACCOUNTS

	Fiscal years ended March 31, 2002, 2003 and 2004
	Balance at	Additions	Additions
	beginning	Charged to cost	Charged to		Balance at
In millions of euro	of year	and expenses	other accounts	Deductions *	End of year
Year ended March 31, 2002
Allowance for doubtful accounts (deducted from accounts receivable)	25	12	—	3	34

Year ended March 31, 2003
Allowance for doubtful accounts (deducted from accounts receivable)	34	6	—	15	25

Year ended March 31, 2004
Allowance for doubtful accounts (deducted from accounts receivable)	25	4	—	5	26

* Accounts deemed to be uncollectable.

S-1